     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 14, 2000
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                                   SAGE, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                              3679                             77-0389091
 (State or other jurisdiction of       (Primary Standard Industrial               (IRS Employer
  incorporation or organization)       Classification Code Number)             Identification No.)

                       2460 NORTH FIRST STREET, SUITE 100
                        SAN JOSE, CALIFORNIA 95131-1023
                                 (408) 383-5300
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             CHANDRASHEKAR M. REDDY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                   SAGE, INC.
                       2460 NORTH FIRST STREET, SUITE 100
                        SAN JOSE, CALIFORNIA 95131-1023
                                 (408) 383-5300
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                           --------------------------
                                WITH COPIES TO:

        JOHN W. CAMPBELL III, ESQ.                        STUART D. BUCHALTER, ESQ.
        SUSAN H. MAC CORMAC, ESQ.                            MARK BONENFANT, ESQ.
           LESLIE CARRERO, ESQ.                      BUCHALTER, NEMER, FIELDS & YOUNGER,
         MORRISON & FOERSTER LLP                          A PROFESSIONAL CORPORATION
            425 MARKET STREET                         601 S. FIGUEROA STREET, SUITE 2400
     SAN FRANCISCO, CALIFORNIA 95105                    LOS ANGELES, CALIFORNIA 90017
              (415) 268-7000                                    (213) 891-0700

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: At the effective time of the merger of a wholly owned subsidiary of the Registrant with Faroudja, Inc., which shall occur as soon as practicable after the effective date of this Registration Statement and the satisfaction of all conditions to the closing of such merger.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering: / /

                        CALCULATION OF REGISTRATION FEE

                                                                    PROPOSED MAXIMUM     PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF                  AMOUNT TO         OFFERING PRICE          AGGREGATE            AMOUNT OF
        SECURITIES TO BE REGISTERED            BE REGISTERED(1)         PER SHARE        OFFERING PRICE(2)    REGISTRATION FEE
Common stock, $0.01 par value...............      14,384,833         Not applicable       $60,459,453.09         $15,962.00

(1) Based on the maximum number of shares to be issued in connection with the merger, calculated as the product of (a) the sum of the aggregate number of shares of Faroudja, Inc. common stock, par value $0.001 per share, outstanding on February 18, 2000 (other than shares owned by Finland Merger Sub, Inc., a wholly owned subsidiary of the Registrant, or the Registrant) or issuable pursuant to outstanding options prior to the date the merger is expected to be consummated 14,384,833 and (b) an exchange ratio of 0.285 shares of the Registrant's common stock for each share of Faroudja, Inc. common stock.

(2) Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act, and calculated pursuant to Rule 457(f) under the Securities Act. Pursuant to Rule 457(f)(1) and Rule 457(c) under the Securities Act, the registration fee has been calculated based on the average of the high and low sale prices of Faroudja, Inc. common stock as reported on the Nasdaq National Market on April 12, 2000.

    SAGE HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL SAGE SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED APRIL 14, 2000.
THE INFORMATION IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT ISSUE THE COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE MERGER DESCRIBED IN THE JOINT PROXY STATEMENT/PROSPECTUS UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

[SAGE LOGO]                                                      [FAROUDJA LOGO]

                               ------------------

                          YOUR VOTE IS VERY IMPORTANT

    The boards of directors of Sage, Inc. and Faroudja, Inc. have agreed on a merger of Sage and Faroudja. If we complete the merger, Faroudja stockholders will receive 0.285 shares of Sage common stock for each share of Faroudja common stock that they own. Sage common stock is traded on the Nasdaq National Market under the trading symbol "SAGI" and on April 12, 2000, the price of Sage common stock closed at $15.19 per share. Sage stockholders will continue to own their existing shares after the merger and will represent approximately 71.9% on a fully diluted basis, of the outstanding stock of Sage after the merger.

    We cannot complete the merger unless the stockholders of Faroudja approve the merger and the merger agreement and the stockholders of Sage approve the merger and the issuance of shares of Sage stock to Faroudja stockholders in the merger.

    This joint proxy statement/prospectus provides you with detailed information about the proposals. In addition, you may obtain information about our companies from documents that we have filed with the Securities and Exchange Commission. WE ENCOURAGE YOU TO READ THIS ENTIRE DOCUMENT CAREFULLY. IN PARTICULAR, PLEASE CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS" ON PAGE 21 OF THE ENCLOSED JOINT PROXY STATEMENT/PROSPECTUS.

    Whether or not you plan to attend a meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. YOUR VOTE IS VERY IMPORTANT.

Chandrashekar M. Reddy                         Glenn W. Marschel, Jr.
President and Chief Executive Officer          President and Chief Executive Officer
Sage, Inc.                                     Faroudja, Inc.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAS APPROVED THE SAGE COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE MERGER OR DETERMINED IF THIS JOINT PROXY STATEMENT/ PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The joint proxy statement/prospectus is dated April 14, 2000, and was first
mailed to stockholders on or about April   , 2000.

                                 FAROUDJA, INC.
                               750 PALOMAR AVENUE
                          SUNNYVALE, CALIFORNIA 94086

                            ------------------------

                    NOTICE OF SPECIAL STOCKHOLDERS' MEETING

                              DATE:              , 2000
                              TIME:
                              PLACE:

                            ------------------------

    At the meeting you will be asked to consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger and Reorganization dated as of February 18, 2000, by and among Sage, Inc., Faroudja, Inc. and Finland Merger Sub, Inc., a wholly owned subsidiary of Sage, and the merger, under which each outstanding share of Faroudja common stock will convert into the right to receive 0.285 shares of Sage common stock.

    We will transact no other business at the special meeting, except business which may be properly brought before the special meeting or any adjournment or postponement of the special meeting.

    Only holders of record of shares of Faroudja common stock at the close of
business on             , 2000, the record date for the special meeting, are
entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of the special meeting.

    Whether or not you plan to attend the special meeting, please complete, sign and date the enclosed proxy and return it promptly in the enclosed postage-paid envelope. You may vote in person at the special meeting, even if you have returned a proxy. If you do not vote by proxy or in person at the special meeting, it will count as a vote against the merger agreement.

    PLEASE DO NOT SEND ANY STOCK CERTIFICATES WITH YOUR PROXY CARDS AT THIS
TIME.

                                          By Order of the Board of Directors,

                                          Glenn W. Marschel, Jr., PRESIDENT AND
                                          CHIEF EXECUTIVE OFFICER

Sunnyvale, California
           , 2000

                                   SAGE, INC.
                       2460 NORTH FIRST STREET, SUITE 100
                        SAN JOSE, CALIFORNIA 95131-1023

                            ------------------------

                    NOTICE OF SPECIAL STOCKHOLDERS' MEETING

                              DATE:              , 2000
                              TIME:
                              PLACE:

                            ------------------------

    At the meeting you will be asked to consider and vote on the following proposals:

    1. To approve and adopt the Agreement and Plan of Merger and Reorganization dated as of February 18, 2000, by and among Sage, Inc., Faroudja, Inc. and Finland Merger Sub, Inc., a wholly owned subsidiary of Sage, and the merger, under which Finland Merger Sub will be merged with and into Faroudja;

    2. To approve the issuance of shares of Sage common stock to the stockholders of Faroudja in connection with the merger of Finland Merger Sub with Faroudja. Under the merger agreement, each outstanding share of Faroudja common stock will convert into the right to receive 0.285 shares of Sage common stock; and

    3. To approve an amendment to Sage's 1997 Stock Plan to (i) increase the number of shares of its common stock authorized for issuance under the 1997 Stock Plan (A) in the event of, and conditional upon, the completion of the merger, by an additional 2,000,000 shares from 2,237,333 shares to 4,237,333 shares to meet Sage's current obligations and its need for a bigger incentive pool for a larger employee base after the merger OR (B) in the event that the merger is not completed, by an additional 1,000,000 shares from 2,237,333 shares to 3,237,333 shares to meet Sage's current obligations, and (ii) in either case, to limit the maximum number of options and stock appreciation rights that may be awarded to an employee in any one fiscal year of Sage to ensure compliance with the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended.

    We will transact no other business at the special meeting, except business which may be properly brought before the special meeting or any adjournment or postponement of the special meeting.

    Only holders of record of shares of common stock at the close of business on
            , 2000, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of the special meeting.

    Whether or not you plan to attend the special meeting, please complete, sign and date the enclosed proxy and return it promptly in the enclosed postage-paid envelope. You may vote in person at the special meeting, even if you have returned a proxy.

    PLEASE DO NOT SEND ANY STOCK CERTIFICATES WITH YOUR PROXY CARDS.

                                          By Order of the Board of Directors,

                                          Simon P. Westbrook, SECRETARY

San Jose, California
           , 2000

                      WHERE YOU CAN FIND MORE INFORMATION

    Sage, Inc. has provided all of the information related to Sage, Inc. included in this joint proxy statement/prospectus. Faroudja, Inc. has provided all of the information related to Faroudja included in this joint proxy statement/prospectus.

    You can obtain the exhibits and other documents incorporated by reference in this proxy statement/prospectus without charge by requesting them in writing or by telephone from Faroudja or Sage at the following addresses and telephone numbers:

                                 FAROUDJA, INC.
                               750 Palomar Avenue
                          Sunnyvale, California 94086
                              Attention: [      ]
                           Telephone: (408) 735-1492
                                   SAGE, INC.
                       2460 North First Street, Suite 100
                        San Jose, California 95131-1023
                           Attention: Simon Westbrook
                           Telephone: (408) 383-5300

    Both Sage and Faroudja file reports, proxy statements and other information under the SEC. You may read and copy any reports, statements or other information filed by Faroudja or Sage at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Faroudja's and Sage's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "HTTP://WWW.SEC.GOV."

    Sage filed a registration statement on Form S-4 to register with the SEC the Sage common stock to be issued to Faroudja stockholders in the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Sage in addition to being a proxy statement of Sage and Faroudja for their special meetings. As allowed by SEC rules, this joint proxy statement/ prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. You can obtain the additional information in the registration statement by contacting Sage at the address and telephone number listed above.

    IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM EITHER COMPANY, PLEASE DO SO BY
           , 2000 TO ENSURE TIMELY DELIVERY OF DOCUMENTS BEFORE YOUR SPECIAL MEETING OF STOCKHOLDERS.

                               TABLE OF CONTENTS

QUESTIONS & ANSWERS ABOUT THE MERGER........................     1
SUMMARY.....................................................     2
  The Companies.............................................     2
  The Special Meetings......................................     3
  Recommendation To Stockholders............................     4
THE MERGER..................................................     5
  What Faroudja Stockholders Will Receive...................     5
  Ownership of Sage following the Merger....................     5
  Interests Of Faroudja And Sage Directors And Management In
    The Merger..............................................     5
  Conditions To The Merger..................................     5
  Termination Of The Merger Agreement.......................     6
  Termination Fees..........................................     6
  Material United States Federal Income Tax Consequences Of
    The Merger..............................................     6
  Accounting Treatment of the Merger........................     7
  Fairness Opinions Of Financial Advisors...................     7
  The Stockholders' Agreements..............................     7
  Appraisal Rights..........................................     7
  Expenses..................................................     7
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SAGE,
  INC.......................................................     8
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF FAROUDJA,
  INC.......................................................     9
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
  INFORMATION...............................................    10
Unaudited Pro Forma Condensed Combined Statement of
  Operations................................................    11
Unaudited Pro Forma Condensed Combined Balance Sheet........    13
Notes to Unaudited Pro Forma Condensed Combined Financial
  Information...............................................    14
COMPARATIVE PER SHARE DATA..................................    19
COMPARATIVE PER SHARE MARKET PRICE DATA.....................    20
FORWARD-LOOKING STATEMENTS..................................    21
RISK FACTORS................................................    21
Risks Related To The Merger.................................    21
    Sage may not be able to successfully integrate Faroudja
     and achieve the benefits expected to result from the
     merger.................................................    21
    Sage's stock price is volatile and the value of Sage
     common stock issued in the merger will depend on its
     market price at the time of the merger, and no
     adjustment will be made as a result of changes in the
     market price of Sage's common stock....................    21
    The price of Sage common stock may be affected by
     factors different from those affecting the price of
     Faroudja common stock..................................    22
    If the costs associated with the merger exceed the
     benefits realized, the combined company may experience
     increased losses.......................................    22
    Customers of Sage and Faroudja may delay or cancel
     orders as a result of concerns over the merger.........    22
    If the merger is not completed, Sage's and Faroudja's
     stock prices and future business and operations could
     be harmed..............................................    22
Risks Related to the Combined Business of Sage and
  Faroudja..................................................    23
    A significant amount of the combined company's revenues
     will come from a few customers and any decrease in
     revenues from these few customers could significantly
     impact total revenues for the combined company.........    23
    The reliance by the combined company on a limited number
     of large customers reduces our ability to negotiate
     favorable pricing terms with our customers.............    23
    Any delay in introducing new products or enhancements to
     existing products could reduce customer acceptance of
     our products and could decrease our market share
      or revenues...........................................    23

    Because display and video processors are complex, they
     may have errors or defects that are found only after
     the processors have been incorporated into its
     customers' products, which could result in warranty
     claims and a reduction in revenues.....................    24
    There are risks associated with the failure to identify
     new markets and applications...........................    24
    The combined company will be exposed to distribution
     risks and issues surrounding the diversification of
     sales channels.........................................    25
    Intense competition may reduce the demand or prices for
     our products, decreasing our gross margin..............    25
    Fluctuations in the operating results for both Sage and
     Faroudja make it difficult to predict the combined
     company's future performance and may result in
     volatility in the market price of the combined
     company's common stock.................................    26
    Both Sage and Faroudja rely on Independent Foundries and
     Manufacturing..........................................    27
    Sage currently depends on a limited number of contract
     manufacturers for its semiconductor and circuit board
     products, and it must order products from them based on
     forecasts from customers from which Sage does not have
     firm purchase orders...................................    28
    Failure to manage our expansion effectively could
     adversely affect our ability to increase our revenues
     and improve our earnings...............................    28
    We depend on key personnel to manage our businesses
     effectively, and if we are unable to retain or hire
     additional personnel, our revenues and product
     development efforts could be harmed....................    28
    Our limited ability to protect our intellectual property
     and proprietary rights could harm our competitive
     position by allowing our competitors to access our
     proprietary technology and to introduce similar
     products...............................................    29
  Risks Related to Sage.....................................    29
    Sage has incurred net losses since inception, and Sage
     may not achieve or sustain annual profitability........    29
    Sage has a limited operating history, making it
     difficult for you to evaluate our business.............    30
    Sage's foreign customers account for a significant
     portion of its revenues, and if Sage does not
     successfully address certain risks associated with its
     international operations, its revenues could decrease
     and our business prospects could deteriorate because
     the majority of its customers could be lost at a
     substantial cost to its business prospects and its
     revenues could decline.................................    30
    Portions of Sage's research and development efforts are
     performed in India, and risks related to those
     operations could harm its research and development
     capabilities and negatively impact its product
     sales..................................................    31
    If monitors incorporating Sage's solutions are not
     compatible with personal computers, televisions, and
     other devices for which they are marketed, the market
     for Sage's products will be reduced and our business
     prospects could be significantly limited...............    31
    Failure of consumer demand for flat panel displays to
     increase as we expect could impede Sage's growth
     prospects..............................................    31
    Because of Sage's long product development process and
     sales cycle, Sage may incur substantial expenses before
     it earns associated revenues and may not ultimately
     sell as many units of its products as forecasted.......    31
    If Sage does not achieve design wins with leading
     display manufacturers, Sage may be unable to secure
     additional design wins in the future and its ability to
     grow would be seriously limited........................    32
    If we have to qualify a new contract manufacturer for
     any of Sage's products, Sage may lose revenues and
     damage its customer relationships......................    32
    Shortages of materials included in our semiconductor and
     circuit board products may increase Sage's costs or
     limit its revenues and delay its ability to ship our
     products on time.......................................    32
    By subcontracting separately for the production of
     wafers for its next generation processors, Sage is
     assuming risks that it does not currently face.........    32

    There is currently an undersupply of flat panels, and if
     the manufacturing capacity of flat panels does not
     increase, Sage's market growth will be limited.........    33
  Risks Related to Faroudja.................................    33
    Faroudja's business depends on royalty revenues.........    33
    An increasing use of digital television signals in
     broadcasting could have a significant adverse effect on
     Faroudja's ability to market and sell home theater and
     commercial presentation products; a delay in the use of
     digital signals or changes to digital television
     standards could have a significant adverse effect on
     Faroudja's ability to market and sell broadcast
     products...............................................    33
    Faroudja faces many competitive pressures from licensees
     against which it may not be able to successfully
     compete................................................    33
    Faroudja's lack of manufacturing, assembly and testing
     capabilities could lead to increased costs and
     decreased marketability................................    34
    Faroudja's dependence on strategic relationships could
     have a material adverse effect on the combined
     company................................................    34
THE SPECIAL MEETING OF SAGE.................................    35
  Date; Time; Place.........................................    35
  Matters To Be Considered At The Special Meeting...........    35
  Revocability Of Proxies...................................    35
  Record Date; Stock Entitled to Vote; Quorum...............    35
  Voting Procedures.........................................    36
  Solicitation of Proxies...................................    36
THE SPECIAL MEETING OF FAROUDJA.............................    37
  Date; Time; Place.........................................    37
  Matters To Be Considered At The Special Meeting...........    37
  Revocability Of Proxies...................................    37
  Record Date; Stock Entitled to Vote; Quorum...............    37
  Voting Procedures.........................................    37
  Solicitation of Proxies...................................    38
  Faroudja Stockholders' Agreements.........................    38
THE MERGER..................................................    39
  Background of the Merger..................................    39
  Reasons for the Merger; Recommendations of the Boards.....    43
  Opinion of Sage's Financial Advisor.......................    47
  Opinion of Faroudja's Financial Advisor...................    53
  Interests of Management in the Merger.....................    58
  Effective Time............................................    59
  Other Effects Of The Merger; Delisting Of Faroudja
    Shares..................................................    59
  No Appraisal Rights.......................................    59
  Material Federal Income Tax Consequences..................    59
  Accounting Treatment of the Merger........................    60
  Resale Restrictions And Lockup Agreements.................    60
  Dividend Policy...........................................    61
THE MERGER AGREEMENT........................................    62
  The Merger................................................    62
  Conversion Of Securities..................................    62
  Treatment of Faroudja Stock Options.......................    62
  Exchange Of Shares........................................    62
  Representations And Warranties............................    63
  Covenants.................................................    65
  No Solicitation...........................................    66
  Additional Agreements--Directors of Sage following the
    Closing.................................................    66
  Employee Benefit Plans....................................    66
  Conditions................................................    67

  Additional Conditions to the Obligations of Sage..........    67
  Additional Conditions to the Obligations of Faroudja......    67
  Termination...............................................    68
  Expenses..................................................    68
  Amendment.................................................    68
1997 STOCK PLAN.............................................    69
  1997 Stock Plan...........................................    69
  1999 Employee Stock Purchase Plan.........................    70
DESCRIPTION OF SAGE CAPITAL STOCK...........................    71
  Authorized and Outstanding Capital Stock..................    71
  Common Stock..............................................    71
  Preferred Stock...........................................    71
  Certain Anti-Takeover, Limited Liability and
    Indemnification Provisions; Section 203 of the Delaware
    General Corporation Law.................................    71
  Transfer Agent and Registrar..............................    72
COMPARISON OF RIGHTS OF FAROUDJA STOCKHOLDERS AND SAGE
  STOCKHOLDERS..............................................    73
  Capitalization............................................    73
  Voting Rights.............................................    73
  Number, Election, Vacancy And Removal Of Directors........    74
  Amendments To Certificates Of Incorporation...............    74
  Amendments to Bylaws......................................    75
  Stockholder Action........................................    75
  Notice Of Stockholder Actions.............................    76
  Special Stockholder Meetings..............................    76
  Limitation Of Personal Liability Of Directors.............    76
  Dividends.................................................    77
  Delaware Takeover Statute.................................    77
BUSINESS OF SAGE............................................    78
  Overview..................................................    78
  Industry Background.......................................    79
  Sage's Solution...........................................    81
  Sage's Strategy...........................................    82
  Sage's Products...........................................    83
  Technology................................................    85
  Customers, Marketing and Technical Support................    86
  Research and Development..................................    87
  Manufacturing.............................................    87
  Intellectual Property.....................................    88
  Competition...............................................    88
  Employees.................................................    89
  Facilities................................................    89
  Legal Proceedings.........................................    89
SAGE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.......................    90
  Overview..................................................    90
  Results of Operations.....................................    92
  Results of Operations for the Nine Months Ended
    December 31, 1999 and 1998..............................    92
  Results of Operations for the Fiscal Years Ended March 31,
    1999, 1998 and 1997.....................................    93
  Quarterly Results of Operation............................    95
  Liquidity and Capital Resources...........................    96
  Quantitative and Qualitative Discussion of Market Risks...    97
  Investment Risk...........................................    97
  Foreign Currency Exchange Risk............................    97

  Inflation.................................................    97
  Recently Issued Accounting Pronouncements.................    97
MANAGEMENT OF SAGE FOLLOWING THE MERGER.....................    98
  Directors and Executive Officers..........................    98
  Board of Directors and Committees.........................    99
  Director Compensation and Other Arrangements..............   100
  Compensation Committee Interlocks and Insider
    Participation...........................................   100
  Executive Compensation....................................   100
  Employee Option Plans.....................................   102
  Limitation of Liability and Indemnification Matters.......   103
CERTAIN TRANSACTIONS........................................   105
  Relationship with Other Investors.........................   105
PRINCIPAL STOCKHOLDERS......................................   106
BUSINESS OF FAROUDJA........................................   107
  General...................................................   107
  Faroudja Solutions........................................   107
  Products..................................................   107
  Home Theater and Commercial Presentation Products.........   109
  Broadcast Products........................................   110
  ASIC Products and Licensing...............................   110
  Research and Development; New Products....................   111
  Technology................................................   112
  Strategic Relationships and Licensing.....................   114
  Sales and Marketing.......................................   114
  Manufacturing.............................................   115
  Competition...............................................   116
  Proprietary Rights and Licenses...........................   117
  Employees.................................................   118
FAROUDJA PROPERTIES.........................................   119
FAROUDJA LEGAL PROCEEDINGS..................................   119
FAROUDJA SELECTED FINANCIAL DATA............................   120
FAROUDJA MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.......................   121
  Overview..................................................   121
  Results of Operations.....................................   122
  Total Revenues............................................   123
  Gross Profit..............................................   123
  Research and Development Expenses.........................   123
  Sales and Marketing Expenses..............................   124
  General and Administrative Expenses.......................   124
  Financing Expense.........................................   124
  Other Income..............................................   124
  Provision for Income Taxes................................   125
  Liquidity and Capital Resources...........................   125
  Operating Activities......................................   125
  Investing Activities......................................   125
  Financing Activities......................................   126
  Liquidity.................................................   126
  Year 2000.................................................   126
  Recent Accounting Pronouncements..........................   126
FAROUDJA QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
  MARKET RISKS..............................................   127
FAROUDJA SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT................................................   128

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............   130
  Marschel Compensation.....................................   130
  Yves Faroudja License Agreement...........................   130
  Registration Rights Agreements............................   131
  Consulting Agreements.....................................   131
  License Agreement with S3.................................   132
EXPERTS.....................................................   132
LEGAL MATTERS...............................................   132
INDEX TO SAGE CONSOLIDATED FINANCIAL STATEMENTS.............   F-1
INDEX TO FAROUDJA CONSOLIDATED FINANCIAL STATEMENTS.........  F-19

APPENDICES TO THE JOINT PROXY STATEMENT/PROSPECTUS
APPENDIX A--Agreement and Plan of Merger....................     A
APPENDIX B--Opinion of FleetBoston Robertson Stephens.......     B
APPENDIX C--Opinion of Prudential Volpe.....................     C
APPENDIX D--Form of Faroudja Stockholder Agreement..........     D
APPENDIX E-1 Form of Amended and Restated Sage 1997 Stock
  Option Plan...............................................   E-1
APPENDIX E-2 Form of Amended and Restated Sage 1997 Stock
  Option Plan*..............................................   E-2

*To be Filed by Amendment.

                      QUESTIONS & ANSWERS ABOUT THE MERGER

    Q:  WHAT DO I NEED TO DO NOW?

    A: After carefully reading and considering the information contained in this joint proxy statement/prospectus, please complete and sign your proxy and return it in the enclosed return envelope as soon as possible, so that your shares may be represented at your special meeting of stockholders.

    Q:  WHAT HAPPENS IF I RETURN MY PROXY CARD BUT DON'T INDICATE HOW TO VOTE?

    A: If you sign and send in your proxy and do not indicate how you want to vote, we will count your proxy as a vote IN FAVOR OF the proposals presented at the meeting.

    Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

    A: Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. If you do not instruct your broker, your shares will not be voted.

    Q:  CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY?

    A: Yes. You can change your vote at any time before your proxy is voted at the special meeting. If you hold your shares in your own name, you can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy. If you choose either of these two methods, you must submit your notice of revocation or your new proxy to the Secretary of your company at the address set forth in the answer to the last question below. Third, you can attend your special meeting and vote in person. If you hold your shares in "street name," you should follow the directions provided by your broker regarding how to change your vote.

    Q:  SHOULD FAROUDJA STOCKHOLDERS SEND IN THEIR STOCK CERTIFICATES NOW?

    A: No. After the merger is completed, Faroudja stockholders will receive written instructions for exchanging Faroudja stock certificates. Please do not send in your stock certificates with your proxy.

    Q:  WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

    A: We expect to complete the merger during the second calendar quarter of 2000.

    Q:  WHO CAN HELP ANSWER MY QUESTIONS?

    A: If you have any questions about the merger or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy, you should contact:

       FAROUDJA STOCKHOLDER CONTACT:
       Attention: Patricia Capuyon
       750 Palomar Avenue
       Sunnyvale, California 94086
       Telephone: (408) 735-1492

       SAGE STOCKHOLDER CONTACT:
       Attention: Simon P. Westbrook
       2460 North First Street, Suite 100
       San Jose, California 95131
       Telephone: (408) 383-5300

                                    SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS JOINT PROXY STATEMENT/PROSPECTUS AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. TO UNDERSTAND THE MERGER FULLY AND FOR A MORE COMPLETE DESCRIPTION OF THE LEGAL TERMS OF THE MERGER, YOU SHOULD CAREFULLY READ THIS ENTIRE DOCUMENT, INCLUDING THE APPENDICES AND OTHER DOCUMENTS TO WHICH WE HAVE REFERRED YOU. SEE "WHERE YOU CAN FIND MORE INFORMATION" ON THE PAGE IMMEDIATELY PRECEDING THE TABLE OF CONTENTS FOR MORE DETAILS.

THE COMPANIES

SAGE
2460 North First Street, Suite 100
San Jose, California 95131
(408) 383-5300

    Sage, Inc. is a leading supplier of high performance display processor chips used in digital displays. Sage's integrated semiconductor solutions are compatible with existing personal computers and display monitors, and emerging display devices, including flat panel monitors, flat panel televisions, projection devices, digital cathode ray tube displays, Internet appliances and touch-screen displays used in retail and industrial settings.

    Sage offers a family of state-of-the-art digital display processors that provide highly integrated analog-to-digital conversion, signal reformatting and color processing capabilities. Sage designs and sells circuit boards that incorporate its semiconductors. These boards are turnkey display processing solutions for specific display applications. The solutions that Sage offers are designed with a common architecture, configurable software and modular components that can be easily and rapidly incorporated into digital display devices. Sage sells its processing solutions to leading display manufacturers, including Fujitsu, Ltd. and its subcontractors and NEC Corporation.

    Sage was the first company to introduce a fully effective automatic display adjustment feature and the first to integrate mode detection, reformatting, color depth processing and customized on-screen displays onto a single display processor. Through increasing levels of integration in successive generations of its processors, Sage is helping drive down system costs for display manufacturers, thereby accelerating the adoption of new display technologies by mainstream personal computer markets, such as digital desktop monitors, and by consumer electronics markets, such as flat televisions and micro displays for digital appliances.

    Sage's corporate headquarters is at 2460 North First Street, Suite 100, San Jose, California 95131, where the telephone number is (408) 383-5300. Sage maintains a site on the World Wide Web at WWW.SAGEINC.COM; however the information found on Sage's website is not a part of this joint proxy statement/prospectus.

    Sage was formed as a California corporation in May 1994. In May 1999, Sage was reincorporated in Delaware.

FAROUDJA
750 Palomar Avenue
Sunnyvale, California 94086
(408) 735-1492

    Faroudja, Inc. designs, develops and markets a range of video processing and video image enhancement products for the home theater, commercial presentation and broadcast markets. These products include system level products for consumers and businesses and application specific integrated circuits, referred to as "ASICs", that other manufacturers can incorporate into their products. Faroudja is currently seeking to sell its ASICs to markets for new digital display devices and seeking to address opportunities in the emerging high definition broadcast market.

    Faroudja's corporate headquarters is at 750 Palomar Avenue, Sunnyvale, California 94086, where the telephone number is (408) 735-1492. Faroudja maintains a site on the World Wide Web at WWW.FAROUDJA.COM; however the information found on Faroudja's website is not a part of this joint proxy statement/prospectus.

    Faroudja began operations in 1971 through two related companies, Faroudja Laboratories, Inc. and later Faroudja Research Enterprises, Inc. Faroudja, Inc. was incorporated in December 1996 under the laws of the state of Delaware.

    The Faroudja board of directors and the Sage board of directors each considered a number of factors in determining to approve the merger and recommend it to their respective stockholders. These considerations are described below under "The Merger--Reasons for the Merger; Recommendations of the Boards."

THE SPECIAL MEETINGS

SAGE

    The special meeting of Sage stockholders will take place on May   , 2000. At
that meeting, Sage stockholders will be asked to vote on the following proposals:

    1. To approve and adopt the Agreement and Plan of Merger and Reorganization dated as of February 18, 2000, by and among Sage, Inc., Faroudja, Inc. and Finland Merger Sub, Inc., a wholly owned subsidiary of Sage, and the merger, under which Finland Merger Sub will be merged with and into Faroudja;

    2. To approve the issuance of shares of Sage common stock to the stockholders of Faroudja in connection with the merger of Finland Merger Sub with Faroudja. Under the merger agreement, each outstanding share of Faroudja common stock will convert into the right to receive 0.285 shares of Sage common stock; and

    3. To approve an amendment to Sage's 1997 Stock Plan to (i) increase the number of shares of its common stock authorized for issuance under the 1997 Stock Plan (A) in the event of, and conditional upon, the completion of the merger, by an additional 2,000,000 shares from 2,237,333 shares to 4,237,333 shares to meet Sage's current obligations and its need for a bigger incentive pool for a larger employee base after the merger or (B) in the event that the merger is not completed, by an additional 1,000,000 shares from 2,237,333 shares to 3,237,333 shares to meet Sage's current obligations, and (ii) in either case, to limit the maximum number of options and stock appreciation rights that may be awarded to an employee in any one fiscal year of Sage to ensure compliance with the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended.

    To approve proposals 1-3, a majority of the shares voted at the special meeting must be voted in favor of the proposal.

FAROUDJA

    The special meeting of Faroudja stockholders will take place on
            , 2000. At that meeting, Faroudja stockholders will be asked to vote on the proposal to approve and adopt the merger and the Agreement and Plan of Merger and Reorganization dated as of February 18, 2000, by and among Sage, Inc., Faroudja, Inc. and Finland Merger Sub, Inc., a wholly owned subsidiary of Sage, under which each outstanding share of Faroudja common stock will convert into the right to receive 0.285 shares of Sage common stock.

    To approve the merger and the merger agreement, the holders of a majority of the outstanding shares of Faroudja common stock must be voted in favor.

RECOMMENDATION TO STOCKHOLDERS (SEE PAGE 43)

TO SAGE STOCKHOLDERS:

    The Sage board of directors believes that the issuance of shares of Sage common stock to Faroudja stockholders in the merger, and the other proposals to be considered at its special meeting, are in your best interest and unanimously recommends that you vote for the proposals.

TO FAROUDJA STOCKHOLDERS:

    The Faroudja board of directors believes that the merger is in your best interest and unanimously recommends that you vote in favor of the merger and the merger agreement

    Glenn W. Marschel, Yves C. Faroudja, Stuart D. Buchalter, Kevin B. Kimberlin and William J. Turner have entered into stockholders' agreements in which they agreed to vote shares representing approximately 25.6% of Faroudja common stock in favor of the merger.

                                   THE MERGER

    THE MERGER AGREEMENT IS ATTACHED AS APPENDIX A TO THIS JOINT PROXY STATEMENT/PROSPECTUS. WE ENCOURAGE YOU TO READ THE MERGER AGREEMENT, AS IT, RATHER THAN THIS JOINT PROXY STATEMENT/PROSPECTUS, IS THE LEGAL DOCUMENT THAT GOVERNS THE MERGER.

WHAT FAROUDJA STOCKHOLDERS WILL RECEIVE (SEE PAGE 62)

    In the merger, Faroudja stockholders will receive 0.285 shares of Sage common stock for each share of Faroudja common stock that they own. Faroudja stockholders will receive cash for any fractional share which they would otherwise receive in the merger.

OWNERSHIP OF SAGE FOLLOWING THE MERGER

    Based on the number, as of February 18, 2000, of outstanding shares of Faroudja common stock and outstanding options to purchase Faroudja common stock convertible or exercisable, respectively, prior to the merger, we anticipate that Faroudja stockholders will receive approximately 4,099,677 shares of Sage common stock in the merger. Based on that number and on the number, as of February 18, 2000, of outstanding shares of Sage common stock and outstanding options to purchase Sage common stock which are exercisable prior to the merger, following the merger former Faroudja stockholders will own approximately 28.1% of the outstanding shares of Sage common stock on a fully diluted basis.

INTERESTS OF FAROUDJA AND SAGE DIRECTORS AND MANAGEMENT IN THE MERGER (SEE
  PAGE 58)

    A number of directors and officers of Faroudja and Sage have interests in the merger that differ from those of stockholders generally.

CONDITIONS TO THE MERGER (SEE PAGE 67)

    Sage and Faroudja are not obligated to complete the merger unless a number of conditions are satisfied. These conditions include the following:

    - the requisite majority of Faroudja's stockholders must vote for the merger;

    - the requisite majority of Sage's stockholders present at the special meeting must vote for the merger;

    - the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, must become effective under the Securities Act of 1933 and must not be the subject of any stop order or proceedings seeking a stop order;

    - no legal restraints or prohibitions may exist or be pending which prevent the consummation of the merger or have the effect of making the merger illegal;

    - no injunctions may exist that would prohibit or restrict the consummation of the merger;

    - Sage and Faroudja must each receive an opinion from their respective tax counsel stating that, for United States federal income tax purposes, the merger will qualify as a tax free reorganization within the meaning of the Internal Revenue Code;

    - the Sage common stock to be issued to Faroudja stockholders in the merger must be approved for quotation on the Nasdaq National Market;

    - the representations and warranties of Sage and Faroudja contained in the merger agreement must be true and correct except where failure to be true and correct would not have a material adverse effect;

    - each of Faroudja, Sage and Finland Merger Sub must perform all of their obligations under the merger agreement in all material respects;

    - Glenn W. Marschel, Jr., President and Chief Executive Officer of Faroudja, must have been appointed to the board of directors of Sage;

    - Sage and certain of Faroudja's stockholders must have entered into a registration rights agreement for piggyback registration rights;

    - each of the "affiliates" of Faroudja must have entered into an affiliate agreement with Sage which is in full force;

    - Faroudja must have obtained all necessary consents, waivers and approvals; and

    - no litigation shall be pending or threatened that could have a material adverse effect on Faroudja or the merger.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 68)

    Sage and Faroudja can jointly agree to terminate the merger agreement at any time. Either Sage or Faroudja can individually terminate the merger agreement before its completion under the following circumstances:

    - the merger is not completed by June 30, 2000;

    - action by a court or other governmental authority that permanently prohibits the completion of the merger;

    - the Faroudja stockholders do not approve the merger;

    - the Sage stockholders do not approve the merger; or

    - the other party materially breaches any of its representations, warranties or obligations under the merger agreement.

    Sage can terminate the merger agreement if:

    - the board of directors of Faroudja withdraws, modifies or changes its recommendation to the Faroudja stockholders in a manner adverse to Sage;

    - the board of directors of Faroudja recommends to its stockholders a takeover proposal or similar business transaction other than the merger; or

    - a tender offer or exchange offer for 15% or more of Faroudja's common stock is commenced and the board of directors of Faroudja recommends the offer to its stockholders.

TERMINATION FEES (SEE PAGE 68)

    Faroudja must pay Sage a termination fee of $4.5 million if Sage decides to terminate the merger agreement after the board of directors of Faroudja withdraws, modifies or changes its recommendation to the Faroudja stockholders in a manner adverse to Sage, the board of directors of Faroudja recommends to the stockholders a takeover proposal or similar business transaction other than the merger, or a tender offer or exchange offer for 15% or more of Faroudja's common stock commences, which offer the board of directors of Faroudja recommends to its stockholders.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER (SEE
  PAGE 59)

    The merger is intended to qualify as a reorganization within the meaning of the Internal Revenue Code. It is a condition to the merger that Faroudja receive an opinion from Buchalter, Nemer, Fields & Younger, a professional corporation, and that Sage receive an opinion from Morrison & Foerster, LLP, each stating that the merger will qualify for U.S. federal income tax purposes as a tax free reorganization within the meaning of the Internal Revenue Code. Assuming that the merger qualifies as a tax free reorganization within the meaning of the Internal Revenue Code, holders of Faroudja common stock will generally not recognize gain or loss for U.S. federal income tax purposes as a result of the exchange of their Faroudja common stock for Sage common stock in the merger, except for cash received instead of fractional shares of Sage common stock.

TAX MATTERS ARE VERY COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE MERGER TO YOU.

ACCOUNTING TREATMENT OF THE MERGER (SEE PAGE 60).

    The merger will be accounted for under the purchase method of accounting in accordance with generally accepted accounting principles.

FAIRNESS OPINIONS OF FINANCIAL ADVISORS (SEE PAGES 47 AND 53)

    In deciding to approve the merger agreement, the Sage board of directors considered a number of factors, including the opinion of its financial advisor, FleetBoston Robertson Stephens, Inc., sometimes referred to as Robertson Stephens. On February 17, 2000, Robertson Stephens delivered to the Sage board of directors its oral opinion, subsequently confirmed in writing as of February 18, 2000, that, as of that date, the exchange ratio was fair to Sage from a financial point of view. The full text of this opinion is attached as Appendix B to this joint proxy statement/prospectus. The opinion of Robertson Stephens does not constitute a recommendation as to how any Sage stockholder should vote on the proposal relating to the merger.

    In deciding to approve the merger agreement, the Faroudja board of directors considered a number of factors, including the opinion of its financial advisor, Prudential Volpe Technology Group, sometimes referred to as PVTG or Prudential Volpe. On February 18, 2000, PVTG delivered to the Faroudja board of directors its opinion that based upon and subject to the various considerations in its letter, the exchange ratio, pursuant to the merger agreement, was fair to the holders of Faroudja common stock from a financial point of view as of February 18, 2000. This opinion is attached as Appendix C to this joint proxy statement/prospectus. The opinion of PVTG does not constitute a recommendation as to how any Faroudja stockholder should vote on the merger agreement.

    We urge stockholders to read these opinions carefully and in their entirety.

THE STOCKHOLDERS' AGREEMENTS

    Glenn W. Marschel, Jr., Yves C. Faroudja, Stuart D. Buchalter, Kevin B. Kimberlin and William J. Turner have entered into stockholders' agreements in which they promise to vote shares representing approximately 25.6% of Faroudja common stock in favor of the merger. They have also signed an irrevocable proxy to that effect and have agreed to hold their shares until the merger closes or the merger agreement is terminated.

    The form of Faroudja stockholders' agreement is appended to this joint proxy statement/prospectus as Appendix D.

APPRAISAL RIGHTS (SEE PAGE 59)

    Neither Faroudja nor Sage stockholders are entitled under Delaware law to appraisal rights with respect to the merger.

EXPENSES (SEE PAGE 68)

    Each of Sage and Faroudja will bear all expenses it incurs in connection with the merger, except that Sage and Faroudja will share equally the costs of filing with the Securities and Exchange Commission the registration statement of which this joint proxy statement/prospectus is a part and printing and mailing this joint proxy statement/prospectus.

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SAGE, INC.

    The following selected consolidated financial data should be read in conjunction with Sage's consolidated financial statements, the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this joint proxy statement/ prospectus. The consolidated statement of operations data for the fiscal years ended March 31, 1997, 1998 and 1999, and consolidated balance sheet data at March 31, 1998 and 1999, are derived from Sage's audited consolidated financial statements included in this joint proxy statement/prospectus. The consolidated statement of operations data for the nine months ended December 31, 1998 and 1999 and the consolidated balance sheet data at December 31, 1999 are derived from Sage's unaudited consolidated financial statements included in this joint proxy statement/prospectus. The consolidated balance sheet data at March 31, 1997 is derived from Sage's audited consolidated financial statements not included in this joint proxy statement/prospectus. The consolidated statement of operations data for the years ended March 31, 1995 and 1996, and consolidated balance sheet data at March 31, 1995 and 1996, are derived from Sage's unaudited consolidated financial statements not included in this joint proxy statement/prospectus. Sage's unaudited consolidated financial statements have been prepared by Sage on a basis consistent with its audited financial statements and, in management's opinion, include all adjustments necessary for a fair presentation of such information. The operating results for the nine months ended December 31, 1999 are not necessarily indicative of results that may be expected for the year ended March 31, 2000 or any other interim period or future fiscal year.

                                                                                                NINE MONTHS ENDED
                                                        YEAR ENDED MARCH 31,                      DECEMBER 31,
                                        ----------------------------------------------------   -------------------
                                          1995       1996       1997       1998       1999       1998       1999
                                        --------   --------   --------   --------   --------   --------   --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Revenues..............................   $   --     $  251     $1,758    $ 1,495    $ 7,132    $ 3,629    $12,287
Cost of revenues......................       --        183      1,136      1,639      4,914      2,212      7,149
                                         ------     ------     ------    -------    -------    -------    -------
Gross profit (loss)...................                  68        622       (144)     2,218      1,417      5,138
Operating expenses:
  Research and development............       47        380        994      1,597      2,270      1,563      2,844
  Charge for in-process technology....       --         --         --         --         --         --      2,500
  Selling, general and
    administration....................       10         71        329        945      3,214      1,962      4,076
  Stock compensation..................       --         --         --         --      1,596      1,338        514
                                         ------     ------     ------    -------    -------    -------    -------
    Total operating expenses..........       57        451      1,323      2,542      7,080      4,863      9,934
                                         ------     ------     ------    -------    -------    -------    -------
Loss from operations..................      (57)      (383)      (701)    (2,686)    (4,862)    (3,446)    (4,796)
Interest income (expense), net........       --         (1)        (7)       (89)       111         83        349
                                         ------     ------     ------    -------    -------    -------    -------
Net loss..............................   $  (57)    $ (384)    $ (708)   $(2,775)   $(4,751)   $(3,363)   $(4,447)
                                         ======     ======     ======    =======    =======    =======    =======
Net loss per share: basic and
  diluted.............................   $(0.04)    $(0.19)    $(0.32)   $ (1.08)   $ (2.00)   $ (1.34)   $ (0.68)
                                         ======     ======     ======    =======    =======    =======    =======
Shares used in computing net loss per
  share: basic and diluted............    1,400      1,995      2,246      2,578      2,381      2,502      6,547

                                                                 MARCH 31,                         DECEMBER 31,
                                            ----------------------------------------------------   -------------
                                              1995       1996       1997       1998       1999         1999
                                            --------   --------   --------   --------   --------   -------------
                                                                       (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.................    $ --      $   9      $  908    $   380     $2,473       $40,484
Working capital...........................     (15)      (263)        357     (1,440)     1,471        40,100
Total assets..............................      --        126       1,692      1,309      4,293        45,112
Total current liabilities.................      15        385       1,154      2,281      2,390         3,868
Total stockholders' equity................     (15)      (259)        538       (972)     1,903        41,244

       SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF FAROUDJA, INC.

    The following selected consolidated financial data is a summary of certain consolidated financial information with respect to Faroudja, as of the dates and for the periods indicated. The Consolidated Statement of Operations set forth below for the fiscal years ended December 31, 1999, 1998 and 1997 and the Consolidated Balance Sheet Data as of December 31, 1999 and 1998, have been derived from Faroudja's audited consolidated financial statements and are included elsewhere herein. The selected historical financial data should be read in conjunction with Faroudja's Consolidated Financial Statements and Notes thereto included elsewhere herein. The historical results are not necessarily indicative of results to be expected for any future periods.

                                                               YEAR ENDED DECEMBER 31,
                                                 ----------------------------------------------------
                                                   1995       1996       1997       1998       1999
                                                 --------   --------   --------   --------   --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  Product sales................................  $11,954    $12,626    $15,506    $11,520    $13,476
  License and royalty revenues.................       --        500      1,500        750         --
                                                 -------    -------    -------    -------    -------
    Total revenues.............................   11,954     13,126     17,006     12,270     13,476
Cost of product sales..........................    4,215      4,797      5,262      5,499      6,310
                                                 -------    -------    -------    -------    -------
Gross profit (loss)............................    7,739      8,329     11,744      6,771      7,166
Operating expenses:
  Research and development.....................    1,484      2,464      4,215      4,822      4,175
  Sales and marketing..........................    1,070      2,127      3,465      3,551      3,359
  General and administrative...................    1,179      1,623      2,182      3,458      2,648
  Financing expense............................       --         --        312         --         --
                                                 -------    -------    -------    -------    -------
    Total operating expenses...................    3,733      6,214     10,174     11,831     10,182
                                                 -------    -------    -------    -------    -------
Operating income (loss)........................    4,006      2,115      1,570     (5,060)    (3,016)
Other income:
  Interest income..............................       82         83        364      1,134        917
  Other, net...................................        5         --         83         --         --
                                                 -------    -------    -------    -------    -------
Income (loss) before provision for income
  taxes........................................    4,093      2,198      2,017     (3,926)    (2,099)
Provision/(benefit) for income taxes...........       84        687        766       (457)        --
                                                 -------    -------    -------    -------    -------
Net income (loss)..............................  $ 4,009    $ 1,511    $ 1,251    $(3,469)   $(2,099)
                                                 =======    =======    =======    =======    =======
Per share data:
  Net income (loss) per share
    Basic......................................  $  0.56    $  0.19    $  0.14    $ (0.29)   $ (0.17)
                                                 =======    =======    =======    =======    =======
    Diluted....................................  $  0.56    $  0.18    $  0.13    $ (0.29)   $ (0.17)
                                                 =======    =======    =======    =======    =======
Shares used in per share calculation
    Basic......................................    7,157      7,977      9,041     12,146     12,272
    Diluted....................................    7,176      8,191      9,925     12,146     12,272

                                                                 YEAR ENDED DECEMBER 31,
                                                   ----------------------------------------------------
                                                     1995       1996       1997       1998       1999
                                                   --------   --------   --------   --------   --------
                                                                      (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments....................................   $2,759     $3,083    $23,549    $20,419    $19,916
Working capital..................................    4,744      5,861     26,987     24,487     20,526
Total assets.....................................    6,734      9,604     33,489     28,721     34,567
Total stockholders' equity.......................    5,515      7,245     29,348     26,498     29,083

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

    The following unaudited pro forma condensed combined financial statements give effect to the merger of Sage and Faroudja using the purchase method of accounting in accordance with generally accepted accounting principles in the United States. Sage is considered the accounting acquirer. The unaudited pro forma condensed combined financial statements are based upon the historical financial statements of the respective companies.

    The unaudited pro forma condensed combined balance sheet assumes that the merger took place on December 31, 1999 and combines Sage's December 31, 1999 unaudited historical consolidated balance sheet with Faroudja's December 31, 1999 audited historical consolidated balance sheet.

    The unaudited pro forma condensed combined statement of operations for the twelve months ended March 31, 1999 assumes the merger took place as of April 1, 1998 and combines Sage's consolidated statement of operations for the twelve months ended March 31, 1999 with Faroudja's consolidated statements of operations for the twelve months ended March 31, 1999 (unaudited).

    The unaudited pro forma condensed combined statement of operations for the nine months ended December 31, 1999 assumes the merger took place as of April 1, 1998 and combines Sage's condensed consolidated statement of operations for the nine months ended December 31, 1999 (unaudited) with Faroudja's condensed consolidated statement of operations for the nine months ended December 31, 1999 (unaudited).

    The unaudited pro forma condensed combined financial statements are based on the estimates and assumptions set forth in the notes to such statements. The pro forma adjustments are based on a preliminary valuation of Faroudja, that has yet to be finalized, made in connection with the development of the pro forma information for illustrative purposes to comply with the disclosure requirements of the Securities and Exchange Commission. The pro forma adjustments included in the unaudited pro forma condensed combined financial statements may be revised upon the finalization of the valuation of the net assets acquired by Sage. The unaudited pro forma condensed combined financial statements do not purport to be indicative of the results of operations for future periods or the combined financial position or results that would have been realized had the companies been a single entity during these periods.

    These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and related notes thereto of Sage, which are included elsewhere herein and the historical consolidated financial statements of Faroudja included elsewhere herein.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                           YEAR ENDED MARCH 31, 1999
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                      PRO FORMA
                                                                    FAROUDJA,   ----------------------
                                                       SAGE, INC.     INC.      ADJUSTMENTS   COMBINED
                                                       ----------   ---------   -----------   --------
Net sales............................................    $ 7,132     $11,346      $     --    $ 18,478
Cost of sales........................................      4,914       5,979         1,000(a)   11,893
                                                         -------     -------      --------    --------
  Gross profit.......................................      2,218       5,367        (1,000)      6,585
                                                         -------     -------      --------    --------
Operating expenses:
  Research and development...........................      2,270       4,835            --       7,105
  Selling, general and administrative................      3,214       7,035            --      10,249
  Stock compensation.................................      1,596          --            --       1,596
  Amortization of purchased intangibles..............         --          --        22,460(a)   22,460
                                                         -------     -------      --------    --------
    Total operating expenses.........................      7,080      11,870        22,460      41,410
                                                         -------     -------      --------    --------
Income (loss) from operations........................     (4,862)     (6,503)      (23,460)    (34,825)
Interest and other income (expense), net.............        111       1,086            --       1,197
                                                         -------     -------      --------    --------
Income (loss) before income taxes....................     (4,751)     (5,417)      (23,460)    (33,628)
Provision for (benefit from) income taxes............         --         462            --         462
                                                         -------     -------      --------    --------
Net income (loss)....................................    $(4,751)    $(4,955)     $(23,460)   $(33,166)
                                                         =======     =======      ========    ========
Net income (loss) per share:
  Basic and diluted..................................    $ (0.96)    $ (0.41)                 $  (4.12)
                                                         =======     =======                  ========
Weighted average shares outstanding:
  Basic and diluted..................................      4,965      12,168                     8,057
                                                         =======     =======                  ========

   See accompanying notes to unaudited pro forma condensed combined financial information

        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

                      NINE MONTHS ENDED DECEMBER 31, 1999

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                      PRO FORMA
                                                                    FAROUDJA,   ----------------------
                                                       SAGE, INC.     INC.      ADJUSTMENTS   COMBINED
                                                       ----------   ---------   -----------   --------
Net sales............................................    $12,287     $11,041      $     --    $ 23,328
Cost of sales........................................      7,149       4,725           750(a)   12,624
                                                         -------     -------      --------    --------
    Gross profit.....................................      5,138       6,316           750      10,704
                                                         -------     -------      --------    --------
Operating expenses:
  Research and development...........................      2,844       3,085            --       5,929
  Charge for in-process technology...................      2,500          --        (2,500)(b)       --
  Selling, general and administrative................      4,076       4,539            --       8,615
  Stock compensation.................................        514          --            --         514
  Amortization of purchased intangibles..............         --          --        16,845(a)   16,845
                                                         -------     -------      --------    --------
    Total operating expenses.........................      9,934       7,624        14,345      31,903
                                                         -------     -------      --------    --------
Income (loss) from operations........................     (4,796)     (1,308)      (15,095)    (21,199)
Interest and other income (expense), net.............        349         687            --       1,036
                                                         -------     -------      --------    --------
Income (loss) before income taxes....................     (4,447)       (621)      (15,095)    (20,163)
Provision for (benefit from) income taxes............         --          --            --          --
                                                         -------     -------      --------    --------
Net income (loss)....................................    $(4,447)    $  (621)     $(15,095)   $(20,163)
                                                         =======     =======      ========    ========
Net income (loss) per share:
  Basic and diluted..................................    $ (0.68)    $ (0.05)                 $  (2.09)
                                                         =======     =======                  ========
Weighted average shares outstanding:
  Basic and diluted..................................      6,547      12,257                     9,665
                                                         =======     =======                  ========

   See accompanying notes to unaudited pro forma condensed combined financial information

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                               DECEMBER 31, 1999

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                           PRO FORMA
                                                                    FAROUDJA,      -------------------------
                                                    SAGE, INC.        INC.         ADJUSTMENTS      COMBINED
                                                    ----------      ---------      -----------      --------
                                                   ASSETS
Current assets:
  Cash, cash equivalents and restricted cash......   $ 40,484        $12,998               --       $ 53,482
  Short-term investments..........................         --          6,918               --          6,918
  Accounts receivable, net........................      2,039          3,418               --          5,457
  Inventories.....................................        918          2,222               --          3,140
  Prepaid expenses and other current assets.......        527            454               --            981
                                                     --------        -------         --------       --------
    Total current assets..........................     43,968         26,010               --         69,978
Property and equipment, net.......................      1,144          1,104               --          2,248
                                                                                      122,635 (a)
                                                                                       (7,200)(c)
                                                                                     --------
Goodwill and other intangible assets..............         --             --          115,435        115,435
Other long term assets............................         --          7,453           (7,453)(b)         --
                                                     --------        -------         --------       --------
                                                     $ 45,112        $34,567         $107,982       $187,661
                                                     ========        =======         ========       ========

                                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................   $  1,749            957               --          2,706
  Deferred revenue................................         --          2,425           (2,425)(a)         --
  Accrued liabilities.............................      2,119          2,102            3,080 (a)      7,301
                                                     --------        -------         --------       --------
    Total current liabilities.....................      3,868          5,484              655         10,007
                                                     --------        -------         --------       --------
Stockholders' equity:
  Common Stock....................................        105             12               24            141
                                                                                      120,705 (a)
                                                                                       (7,453)(b)
                                                                                     --------
  Additional paid-in capital......................     54,873         30,322          113,252        198,447
  Notes receivable from stockholders..............       (113)            --               --           (113)
  Deferred compensation...........................       (499)          (125)             125 (a)       (499)
  Accumulated other comprehensive income..........         --          4,341           (4,341)(a)         --
                                                                                        5,467 (a)
                                                                                       (7,200)(c)
                                                                                     --------
  Accumulated deficit.............................    (13,122)        (5,467)          (1,733)       (20,322)
                                                     --------        -------         --------       --------
    Total stockholders' equity....................     41,244         29,083          107,327        177,654
                                                     --------        -------         --------       --------
Total liabilities and stockholders' equity........   $ 45,112        $34,567         $107,982       $187,661
                                                     ========        =======         ========       ========

   See accompanying notes to unaudited pro forma condensed combined financial information

     NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. BASIS OF PRO FORMA PRESENTATION

    On February 18, 2000, Sage and Faroudja agreed to merge in a transaction accounted for as a purchase. The estimated total purchase price of $153.8 million included the issuance of Sage common stock valued at $133.9 million, the assumption of Faroudja stock options and warrants valued at $16.8 million and estimated direct transaction costs of $3.1 million.

    The Sage Pro Forma Condensed Combined Consolidated Financial Statements provide for the exchange of 0.285 shares of Sage common stock for each outstanding share of Faroudja common stock.

    The actual number of shares to be issued is dependent on the actual number of shares of Faroudja common stock outstanding on the date the merger closes. The average market price per share of Sage common stock of $37.10 is based on the average closing price for a period of five trading days before and five trading days after the announcement date of the merger (February 18, 2000).

    Based on the total number of Faroudja options outstanding on February 18, 2000, Sage would issue options to purchase 518,941 shares of Sage common stock at a weighted average exercise price of $13.37. The actual number of options granted depends on the actual number of Faroudja options outstanding on the date the merger closes.

    Based on the total number of Faroudja warrants outstanding on February 18, 2000 Sage would issue warrants to purchase 28,500 shares of Sage common stock at a weighted average exercise price of $26.32. The actual number of warrants granted depends on the actual number of Faroudja warrants outstanding on the date the merger closes.

    The estimated fair value of the options and warrants as well as the estimated direct transaction expenses of $3.1 million, have been included as part of the total estimated purchase cost.

    The estimated total purchase cost of the Sage and Faroudja merger is as follows (in thousands):

Value of securities to be issued............................  $133,944
Assumption of Faroudja options..............................    16,060
Assumption of Faroudja warrants.............................       734
Estimated transaction costs and expenses....................     3,080
                                                              --------
Total purchase cost.........................................  $153,818
                                                              ========

    The purchase price for pro forma purposes was allocated to assets acquired and liabilities assumed based on the book value of Faroudja's tangible assets and liabilities, except for deferred revenue, and on an independent appraisal for all other identifiable assets. Management believes that the book values of Faroudja's assets and liabilities, except for deferred revenue, approximate their market value. The excess of the purchase price over the net tangible and identifiable intangible assets acquired and liabilities assumed has been allocated to goodwill.

     NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

    The allocation of the purchase price, which is preliminary and therefore subject to change based on Sage's final analysis, is as follows (in thousands):

                                                           ANNUAL
                                              AMOUNT    AMORTIZATION   USEFUL LIFES
                                             --------   ------------   ------------
Purchase Price Allocation:
  Tangible net assets......................  $ 31,183         N/A            N/A
  Intangible assets acquired:
    Developed technology...................     5,000       1,000        5 years
    Trademark and trade name...............     2,500         500        5 years
    Assembled workforce....................       940         188        5 years
    Customer list..........................     2,800         933        3 years
    Goodwill...............................   104,195      20,839        5 years
  In-process research and development......     7,200         N/A            N/A
                                             --------      ------
Total estimated purchase price
  allocation...............................  $153,818      23,460
                                             ========      ======

    An independent valuation specialist performed an allocation of the total purchase price of Faroudja to its individual assets. In addition to the value assigned to in-process research and development projects, and Faroudja's tangible assets, specific intangible assets were identified and valued. The related amortization of the identifiable intangible assets is reflected as a pro-forma adjustment to the Unaudited Pro Forma Condensed Combined Statements of Operations. The identifiable assets include existing core technology, trademarks and tradename, assembled workforce and customer lists.

    The acquired existing core technology, which is comprised of products that are already technologically feasible, includes products in most of Faroudja's product lines. These include video de-coding, de-interlacing and enhancement technologies and components for their home theater and broadcast products. Sage expects to amortize the acquired existing technology of approximately
$5.0 million on a straight-line basis over an estimated remaining useful life of 5 years.

    Sage will continue to use the Faroudja tradename and expects to amortize the assigned value of approximately $2.5 million on a straight-line basis over an estimated remaining useful life of 5 years.

    The acquired assembled workforce is comprised of approximately 55 skilled employees spread over executive, research and development, manufacturing, supervisor/manager, and sales and marketing groups. Sage expects to amortize the value assigned to the assembled workforce of approximately $0.9 million on a straight-line basis over an estimated remaining useful life of 3 to 5 years.

    Faroudja had developed a dealer network for its home theater products and established distribution in the broadcast marketplace. Sage plans to continue marketing Faroudja products to this market and intends to amortize the value assigned to the customer list of approximately $2.8 million on a straight-line basis over an estimated remaining useful life of 5 years.

    Goodwill, which represents the excess of the purchase price of an investment in an acquired business over the fair value of the underlying net identifiable assets, is amortized on a straight-line basis over its estimated remaining useful life of 5 years.

     NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

VALUE ASSIGNED TO IN-PROCESS RESEARCH AND DEVELOPMENT

    Faroudja is currently developing new products that qualify as in-process research and development in multiple product areas. For the purposes of determining which projects qualified as in-process research and development, technological feasibility is defined as being equivalent to completion of design verification testing, when the design is finalized and ready for pilot manufacturing. Current engineering efforts are focused on improving product performance, reducing product form factors integrating multiple functions into single components and component integration into modules. Products that will incorporate in-process technologies include flat panel televisions and digital video displays. Developing and enhancing these products is time-consuming, costly and complex. There is a risk that these developments and enhancements will be late, fail to meet customer or market specifications, and will not be competitive with other products using alternative technologies that offer comparable functionality.

    The value of $7.2 million assigned to in-process research and development was determined by considering the importance of each project to the overall development plan, estimating costs to develop the purchased in-process research and development into commercially viable products, estimating the resulting net cash flows from the projects when completed and discounting the net cash flows to their present value. The revenue estimates used to value the purchased in-process research and development were based on estimates of relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions by Faroudja and its competitors.

    The rates utilized to discount the net cash flows to their present value are based on Faroudja's weighted average cost of capital. Given the nature of the risks associated with the difficulties and uncertainties in completing each project and thereby achieving technological feasibility, anticipated market acceptance and penetration, market growth rates and risks related to the impact of potential changes in future target markets, the weighted average cost of capital was adjusted. Based on these factors, discount rates of 17.5% and 25.0% were deemed appropriate for the existing and in-process technology, respectively.

    The estimates used in valuing in-process research and development were based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur. Accordingly, actual results may vary from the projected results. Any such variance may result in a material adverse effect on Sage's financial condition and results of operations.

    A portion of the purchase price has been allocated to developed technology and acquired in-process research and development. Developed technology and in-process research and development were identified and valued through analysis of data provided by Faroudja concerning developmental products, their stage of development, the time and resources needed to complete them, if applicable, their expected income generating ability, target markets and associated risks. The Income Approach, which includes an analysis of the markets, cash flows and risks associated with achieving such cash flows, was the primary technique utilized in valuing the developed technology and in-process research and development.

    Where developmental projects had reached technological feasibility, they were classified as developed technology, and the value assigned to developed technology was capitalized. Where the developmental projects had not reached technological feasibility and had no future alternative uses,

     NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION they were classified as in-process research and development and will be charged to expense upon closing of the merger.

2. PRO FORMA ADJUSTMENTS

    UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

    The following adjustments were applied to the historical statements of operations for Sage and Faroudja for the year ended March 31, 1999 and the nine months ended December 31, 1999 to arrive at the unaudited pro forma condensed combined statement of operations for the respective periods as though the acquisition took place on April 1, 1998:

    (a) To record the amortization of intangible assets arising from the merger for the period presented; and

    (b) To eliminate the one time in-process research and development charge related to the joint development agreement between Sage and Faroudja.

    The one time charge to expense for the fair value of the in-process research and development acquired in the merger and the estimated transaction costs and expenses, have been excluded from the unaudited pro forma condensed combined statement of operations due to their non-recurring nature.

    The nine months ended December 31, 1999 for Sage is unaudited and consists of the first three quarters of Sage's fiscal year ended March 31, 2000. The nine months ended December 31, 1999 for Faroudja, is unaudited and consists of the last three quarters of Faroudja's fiscal year ended December 31, 1999.

    The year ended March 31, 1999 for Faroudja is unaudited and consists of the first quarter of Faroudja's fiscal year ended December 31, 1999 and last three quarters of Faroudja's fiscal year ended December 31, 1998.

    UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

    The following adjustments were applied to the unaudited historical balance sheets of Sage and audited historical balance sheet of Faroudja at December 31, 1999, to arrive at the unaudited pro forma condensed combined balance sheet:

    (a) To record the cost of the acquisition in excess of Faroudja's net book value excluding deferred revenue. The identifiable intangible assets include developed technology, trade name, assembled work force and customer list. Estimated transaction costs of $3.1 million include all costs directly incurred as a result of the agreement including, but not limited to, accounting and attorney fees, consultants and other miscellaneous items;

    (b) To eliminate Faroudja's investment in Sage, in conjunction with the joint development agreement; and

    (c) To record the one time charge to expense for the in-process research and development acquired in the merger.

     NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

3. PRO FORMA NET LOSS PER SHARE

    The following table sets forth the computations of pro forma basic and diluted net loss per share for the period indicated:

                                                                YEAR ENDED     NINE MONTHS ENDED
                                                              MARCH 31, 1999   DECEMBER 31, 1999
                                                              --------------   -----------------
                                                                  (IN THOUSANDS, EXCEPT FOR
                                                                       PER SHARE DATA)
Numerator:
Pro forma net loss..........................................     $(33,166)          $(20,163)

Denominator
Weighted average number of shares of Sage common stock
  outstanding...............................................        2,841              3,779
Less weighted average number of shares of Sage restricted
  common stock subject to Sage's repurchase option..........         (461)              (291)
Add additional shares of Sage's common stock as if all
  outstanding shares of Sage's preferred stock were
  converted to Sage's common stock at the beginning of the
  periods presented or on the date of issuance of the
  preferred stock, whichever is later.......................        2,584              3,059
Add weighted average number of Faroudja common stock shares
  outstanding multiplied by the exchange ratio of 0.285.....        3,468              3,493
Less weighted average number of Sage common stock owned by
  Faroudja..................................................         (375)              (375)
Shares used in computing pro forma basic and diluted net
  loss per share............................................        8,057              9,665

Pro forma basic and diluted net loss per share..............     $  (4.12)          $  (2.09)

                           COMPARATIVE PER SHARE DATA

    The following table sets forth certain historical per share data of Sage and Faroudja and combined per share data on an unaudited pro forma basis after giving effect to the merger as a purchase of Faroudja by Sage assuming the merger had been effected during the periods presented. This data should be read in conjunction with the selected financial data, the unaudited pro forma combined financial information and the separate historical financial statements of Sage and Faroudja and notes thereto, included elsewhere in this joint proxy statement/prospectus. The pro forma combined financial data is not necessarily indicative of the operating results that would have been achieved had the merger been consummated as of the beginning of the periods indicated nor is such data necessarily indicative of future financial condition or results of operations.

                                               SAGE                                FAROUDJA
                                ----------------------------------   -------------------------------------
                                NINE MONTHS ENDED     YEAR ENDED     NINE MONTHS ENDED      YEAR ENDED
                                DECEMBER 31, 1999   MARCH 31, 1999   DECEMBER 31, 1999   DECEMBER 31, 1999
                                -----------------   --------------   -----------------   -----------------
PER SHARE DATA:
Basic and diluted net loss per
  share(4)....................        $(0.68)           $(0.96)            $(0.05)            $(0.17)

                                                PRO FORMA COMBINED
                                              INCOME (LOSS) PER SHARE             PRO FORMA COMBINED
                                                 NINE MONTHS ENDED              INCOME (LOSS) PER SHARE
                                                 DECEMBER 31, 1999             YEAR ENDED MARCH 31, 1999
                                          -------------------------------   -------------------------------
                                          PER SAGE       PER FAROUDJA       PER SAGE       PER FAROUDJA
                                           SHARE     EQUIVALENT SHARE (3)    SHARE     EQUIVALENT SHARE (3)
                                          --------   --------------------   --------   --------------------
Basic and diluted net loss per
  share(4)..............................   $(2.09)          $(0.60)          $(4.12)          $(1.17)

                                                                DECEMBER 31, 1999
                                                              ----------------------
                                                                SAGE        FAROUDJA
                                                              --------      --------
BOOK VALUE DATA:
  Book value per common share(1)............................   $ 3.95        $2.36
  Pro forma combined book value per common share(2).........   $12.72        $3.63

------------------------

(1) The historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock.

(2) The pro forma combined book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of Sage common stock or Faroudja common stock at the end of each period.

(3) The Faroudja equivalent combined per share amounts are calculated by multiplying the Sage combined pro forma per share amounts by an assumed exchange ratio of 0.285 per share of Sage common stock.

(4) Diluted securities are excluded from the pro forma net loss per share computations due to their anti-dilutive nature.

                    COMPARATIVE PER SHARE MARKET PRICE DATA

    Sage's common stock is traded on the Nasdaq National Market under the symbol "SAGI". The following table shows the high and low sale prices of Sage common stock as reported by the Nasdaq National Market for the periods indicated. Sage has never paid a cash dividend since its inception and does not anticipate paying any cash dividends in the foreseeable future.

                                                                  SAGE, INC.
                                                                  SALES PRICE
                                                              -------------------
                                                                HIGH       LOW
                                                              --------   --------
YEAR ENDED MARCH 31, 2000
  Third Quarter.............................................   $28.50     $18.44
  Fourth Quarter............................................   $47.00     $19.88

    Faroudja's common stock is traded on the Nasdaq National Market under the symbol "FDJA". The following table shows the high and low sale prices of Faroudja common stock as reported by the Nasdaq National Market for the periods indicated. Faroudja has never paid a cash dividend since its inception and does not anticipate paying any cash dividends in the foreseeable future.

                                                                FAROUDJA, INC.
                                                                  SALES PRICE
                                                              -------------------
                                                                HIGH       LOW
                                                              --------   --------
YEAR ENDED DECEMBER 31, 1997
  Third Quarter.............................................   $10.50     $5.50
YEAR ENDED DECEMBER 31, 1998
  First Quarter.............................................   $11.13     $6.44
  Second Quarter............................................   $12.38     $8.50
  Third Quarter.............................................   $ 8.63     $3.69
  Fourth Quarter............................................   $ 4.31     $2.31
YEAR ENDED DECEMBER 31, 1999
  First Quarter.............................................   $ 4.31     $2.13
  Second Quarter............................................   $ 3.63     $2.63
  Third Quarter.............................................   $ 4.25     $2.75
  Fourth Quarter............................................   $ 6.44     $2.75
YEAR ENDED DECEMBER 31, 2000
  First Quarter.............................................   $ 9.60     $4.69

    On February 18, 2000, the last full trading day before the public announcement of the proposed merger, the high and low sale prices for Sage common stock, as reported on the Nasdaq National Market, were $40.50 and $38.50, respectively. The high and low sales price for Faroudja common stock on that day, as reported on the Nasdaq National Market, were $8.94 and $8.44, respectively.

    The following table sets forth the closing sale price of Sage common stock, as reported on the Nasdaq National Market, Faroudja common stock, as reported on the Nasdaq National Market, and the equivalent per share price of Faroudja, giving effect to the proposed merger, on February 18, 2000, the last full trading day prior to the public announcement of the proposed merger, and the April 12, 2000, the latest practicable trading day prior to the printing of this joint proxy statement/prospectus.

                                                               CLOSING SALES PRICE
                                                              ---------------------
                                                                          FAROUDJA
                                                     SAGE     FAROUDJA   EQUIVALENT
                                                   --------   --------   ----------
PRICE PER SHARE:
  February 18, 2000..............................   $39.63     $8.69       $11.29
  April 12, 2000.................................   $15.19     $4.13       $ 4.33

    You are advised to obtain current market quotations for Sage and Faroudja common stock. The market price of the common stock of both companies is subject to fluctuation. The value of the shares of Sage common stock that holders of Faroudja will receive in the proposed merger and the value of the Faroudja stock they surrender may increase or decrease.

                           FORWARD-LOOKING STATEMENTS

    This joint proxy statement/prospectus contains forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include assumptions as to how the combined company may perform after the merger. When either Sage or Faroudja use words like "believe," "expect," "anticipate" or similar expressions, they are also making forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will occur, or if any of them do, what impact they will have on the results of operations and financial condition of Sage and/or combined company or the price of Sage's stock. These statements are subject to risks and uncertainties, including those described under "Risk Factors," and therefore may not prove to be correct.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN DETERMINING HOW TO VOTE. THESE MATTERS SHOULD BE CONSIDERED IN CONJUNCTION WITH THE OTHER INFORMATION INCLUDED IN THIS JOINT PROXY STATEMENT/ PROSPECTUS.

RISKS RELATED TO THE MERGER

SAGE MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE FAROUDJA AND ACHIEVE THE BENEFITS EXPECTED TO RESULT FROM THE MERGER.

    After the merger, Sage and Faroudja will have to integrate their operations. The integration will require significant efforts from each company, including the coordination of their research and development and sales and marketing efforts. Faroudja personnel may leave Faroudja because of the merger. Faroudja customers, distributors or suppliers may terminate their arrangements with Faroudja, or demand amended terms to those arrangements. Sage management, including Faroudja management who become part of the Sage management team, may have their attention diverted while trying to integrate the two companies. Such diversion of management's attention or difficulties in the transition process could have an adverse impact on the combined operations. If Sage is not able to successfully integrate the operations of Faroudja, Sage's expectations for its future results of operations may not be met.

    Sage cannot assure you that it will successfully integrate or profitably manage Faroudja's business. In addition, Sage cannot assure you that, following the transaction, its business will achieve sales levels, profitability, efficiencies or synergies that justify the merger or that the merger will result in increased earnings for the combined company in any future period. Also, the combined company may experience slower rates of growth as compared to historical rates of growth of Sage and Faroudja independently.

SAGE'S STOCK PRICE IS VOLATILE AND THE VALUE OF SAGE COMMON STOCK ISSUED IN THE MERGER WILL DEPEND ON ITS MARKET PRICE AT THE TIME OF THE MERGER, AND NO ADJUSTMENT WILL BE MADE AS A RESULT OF CHANGES IN THE MARKET PRICE OF SAGE'S COMMON STOCK.

    At the closing of the merger, each share of Faroudja common stock will be exchanged for 0.285 shares of Sage common stock. This exchange ratio is a fixed number and will not be adjusted if the price of Sage common stock or Faroudja common stock increases or decreases. The stock prices may vary because of changes in the business, operations or prospects of Sage or Faroudja, market assessments of the likelihood that the merger will be completed, the timing of the completion of the merger, the prospects of post-merger operations, general market and economic conditions and other factors. The Sage stock price may further vary as a result of the underwriter's lock up agreements entered into by Sage stockholders in connection with its initial public offering which expire on or about May 8, 2000.

    We urge Faroudja stockholders to obtain current market quotations for Sage common stock and Faroudja common stock, and to be aware that the relative prices of Sage and Faroudja common stock may change dramatically after the special meeting.

THE PRICE OF SAGE COMMON STOCK MAY BE AFFECTED BY FACTORS DIFFERENT FROM THOSE AFFECTING THE PRICE OF FAROUDJA COMMON STOCK.

    When the merger is completed, holders of Faroudja common stock will become holders of Sage common stock. Sage's business differs from that of Faroudja, and Sage's results of operations, as well as the price of Sage common stock, may be affected by factors different from those affecting Faroudja's results of operations and the price of Faroudja common stock.

IF THE COSTS ASSOCIATED WITH THE MERGER EXCEED THE BENEFITS REALIZED, THE COMBINED COMPANY MAY EXPERIENCE INCREASED LOSSES.

    If the benefits of the merger do not exceed the costs associated with the merger, including any dilution to Sage's stockholders resulting from the issuance of shares in connection with the merger, Sage's financial results, as well as those of the combined company on a consolidated basis, could be adversely affected, including increased losses.

CUSTOMERS OF SAGE AND FAROUDJA MAY DELAY OR CANCEL ORDERS AS A RESULT OF CONCERNS OVER THE MERGER.

    The announcement and completion of the merger could cause customers and potential customers of Sage and Faroudja to delay, cancel or not renew contracts for services as a result of customer concerns and uncertainty over integration and support of Sage's or Faroudja's services. Any delay, cancellation or nonrenewal of contracts could have a material adverse effect on the business, operating results and financial condition of the combined company.

IF THE MERGER IS NOT COMPLETED, SAGE'S AND FAROUDJA'S STOCK PRICES AND FUTURE BUSINESS AND OPERATIONS COULD BE HARMED.

    If the merger is not completed, Sage and Faroudja may be subject to the following material risks, among others:

    - Faroudja may be required to pay Sage a termination fee of $4.5 million as described on page 68;

    - the price of Sage and Faroudja common stock may decline to the extent that the current market price of Sage and Faroudja common stock reflects a market assumption that the merger will be completed; and

    - Sage's and Faroudja's costs related to the merger, such as legal, accounting and some of the fees of their financial advisors, must be paid even if the merger is not completed.

    Further, with respect to Faroudja, if the merger is terminated and Faroudja's board of directors determines to seek another merger or business combination, it is not certain that it will be able to find a partner willing to pay an equivalent or more attractive price than that which would be paid in the merger. In addition, while the merger agreement is in effect and subject to limited exceptions described on page 66 of this joint proxy statement/prospectus, Faroudja is generally prohibited from soliciting, initiating or knowingly encouraging or entering into extraordinary transactions, such as a merger, sale of assets or other business combination, with any party other than Sage.

RISKS RELATED TO THE COMBINED BUSINESS OF SAGE AND FAROUDJA

A SIGNIFICANT AMOUNT OF THE COMBINED COMPANY'S REVENUES WILL COME FROM A FEW CUSTOMERS AND ANY DECREASE IN REVENUES FROM THESE FEW CUSTOMERS COULD SIGNIFICANTLY IMPACT TOTAL REVENUES FOR THE COMBINED COMPANY.

    Sage is dependent on a limited number of large customers. The combined company will, in the foreseeable future, also be dependent on a limited number of large customers for a substantial portion of its revenues. As a result of customer concentration any one of the following factors could significantly impact the total revenues for the combined company:

    - a significant reduction, delay or cancellation of orders from one or more of the combined company's key customers; or

    - a decision by one or more significant customers to select products manufactured by a competitor, or its own internally developed solution, for inclusion in future product generations.

    The manufacturing market for digital televisions, high definition televisions, liquid crystal display monitors and plasma displays is highly concentrated among relatively few large manufacturers. We expect that the operating results of the combined company will continue to depend on revenues from a relatively small number of manufacturers and their suppliers.

THE RELIANCE BY THE COMBINED COMPANY ON A LIMITED NUMBER OF LARGE CUSTOMERS REDUCES OUR ABILITY TO NEGOTIATE FAVORABLE PRICING TERMS WITH OUR CUSTOMERS.

    The markets for digital display and video image enhancement products are highly concentrated among relatively few large manufacturers of certain types of personal computers, televisions, home theaters and consumer electronics. These manufacturers have significantly greater financial and other resources than either Sage or Faroudja; therefore the combined company may be unable to negotiate favorable pricing terms with them. Any inability to negotiate favorable pricing terms with customers could impact our ability to generate positive earnings.

ANY DELAY IN INTRODUCING NEW PRODUCTS OR ENHANCEMENTS TO EXISTING PRODUCTS COULD REDUCE CUSTOMER ACCEPTANCE OF OUR PRODUCTS AND COULD DECREASE OUR MARKET SHARE OR REVENUES.

    Sage's display manufacturing customers have regular design cycles for their next display models. Sage's future success will depend to a substantial degree upon its ability to develop and introduce new products and enhancements to its existing products, and to do so on a schedule that makes its products and enhancements available at the time its customers are making purchasing decisions.

    Likewise, Faroudja is developing products that are designed to conform with certain current industry broadcast standards. However, there can be no assurance that manufacturers will continue to follow these standards or that more desirable standards will not emerge. The acceptance of Faroudja's products also depends in part upon content providers developing and marketing content for end-user systems, such as video and audio playback systems, in a format compatible with Faroudja's products. There can be no assurance that these or other factors beyond Faroudja's control will not adversely affect the development of markets for Faroudja's products.

    The products and product enhancements of the combined company must incorporate technological changes and innovations to meet evolving customer and industry standards. The future success of the combined company will depend, to a substantial degree, upon its ability to develop and introduce new products and enhancements to its existing products that meet evolving customer and industry standards, and to do so on a schedule that makes the products and enhancements available at the time its customers are making purchasing decisions.

BECAUSE DISPLAY AND VIDEO PROCESSORS ARE COMPLEX, THEY MAY HAVE ERRORS OR DEFECTS THAT ARE FOUND ONLY AFTER THE PROCESSORS HAVE BEEN INCORPORATED INTO ITS CUSTOMERS' PRODUCTS, WHICH COULD RESULT IN WARRANTY CLAIMS AND A REDUCTION IN REVENUES.

    Sage's display processors, Faroudja's video processing ASICs and the chips that will be produced by the combined company are complex products and are designed to be incorporated into digital and high definition display devices which are themselves complex. Although the products are, and will be, thoroughly tested, design and manufacturing defects may not be discovered during the manufacturing and testing process and may only be discovered when the finished products are connected to a signal source. Consequently, customers may discover errors or defects in hardware or software after large quantities of products have been fully incorporated into customers' digital and video display devices. To date, however, neither Sage's customers nor Faroudja's customers have, to the knowledge of either company, discovered errors or defects in their products. A small number of Sage's customers have returned products because the product design did not meet their needs. If customers of Sage, Faroudja or the combined company were to discover errors or defects that may be identified after a device is connected to a signal source, the selling company could experience:

    - loss of or delay in revenues and loss of market share;

    - loss of customers;

    - failure to achieve market acceptance;

    - diversion of development resources;

    - increased warranty costs;

    - customer legal actions; and

    - increased insurance costs.

In addition, in the event of a significant number of product returns due to a defect or recall of its products, revenues, gross margin and the name brand of Sage, Faroudja or the combined company could be significantly harmed.

THERE ARE RISKS ASSOCIATED WITH THE FAILURE TO IDENTIFY NEW MARKETS AND APPLICATIONS.

    The markets in which Sage and Faroudja compete or seek to compete are subject to rapid technological change, frequent new product introductions, changing customer requirements for new products and features, and evolving industry standards. The introduction of new technologies and the emergence of new industry standards could render Sage's and Faroudja's products less desirable or obsolete. If the combined company fails to produce technologically competitive products in a cost-effective manner and on a timely basis or is unable to comply with industry standards in the future, our business and results of operations could be harmed.

    A substantial portion of Faroudja's revenues in 1999 were derived from sales of products that address the home theater and commercial presentation markets. Certain of Faroudja's current products and future product plans address markets that are not now and may never become substantial commercial markets. The combined company's future growth will depend, in large part, on the combined company's ability to identify new markets for its products and to apply its products and technology to evolving markets and applications. There can be no assurance that these markets will become substantial commercial markets or that the combined company's products will achieve market acceptance in those markets. There can be no assurance that new display technologies will be successful or that the television and personal computer markets will converge, that these new markets will present substantial commercial opportunities, or that the combined company's products will adequately address these markets in a timely manner.

    Although we expect to continue to make significant investments in research and development to enhance the combined company's current products and to develop products incorporating new and existing technologies, we cannot offer any assurance that new products or product enhancements will be successfully developed. If developed, we cannot offer any assurance that any new products or product enhancements will be developed in time to capture market opportunities or achieve a significant or sustainable level of acceptance in new and existing markets.

THE COMBINED COMPANY WILL BE EXPOSED TO DISTRIBUTION RISKS AND ISSUES SURROUNDING THE DIVERSIFICATION OF SALES CHANNELS.

    Both Sage and Faroudja sell their products domestically and internationally through distributors and dealers and the combined company's success depends on the continued efforts of this network of direct and indirect distributors and dealers. The loss of, or reduction in sales to, any of the company's key customers, could have a material adverse affect on the combined company's operating results. The short life cycles of the combined products of both Sage and Faroudja and the difficulty in predicting future sales increase the risk that new product introductions, price reductions by the company or its competitors or other factors affecting the flat panel display and video imaging industry could result in significant product returns. In addition, there can be no assurance that new product introductions by competitors or other market factors will not require the combined company to reduce prices in a manner or at a time which has a material adverse impact upon the combined company's business, financial condition and operating results.

    An integral element of our strategy is to enhance and diversify our distribution channels. The combined company's ability to achieve revenue growth in the future will depend in large part on our success in recruiting and training sufficient sales personnel, distributors and resellers. Certain of the distributors for each of Sage and Faroudja currently distribute, or may in the future distribute, the product lines of our competitors. There can be no assurance that the combined company will be able to attract, train and retain a sufficient number of distributors or direct sales personnel, or that such distributors will continue to recommend, or devote sufficient resources to market and provide customer support for the company's products. All of these factors could have a material adverse effect on the combined company's business, financial condition and operating results.

INTENSE COMPETITION MAY REDUCE THE DEMAND OR PRICES FOR OUR PRODUCTS, DECREASING OUR GROSS MARGIN.

    The markets in which both Sage and Faroudja compete are intensely competitive. Rapid technological change, evolving industry standards and declining average selling prices in these markets could have a material adverse effect on the business, financial condition and results of operations of the combined company. As the overall price of personal computers, televisions and other products that use our technology continues to fall, we may be required to offer solutions to manufacturers at discounted prices due to increased price competition. At the same time, new, alternative display and video processing technologies and industry standards may emerge that directly compete with technologies that we offer. We may be required to increase our investment in research and development at the same time that product prices are falling. In addition, even after making this investment, we cannot assure you that our technologies will be superior to those of our competitors or that our products will achieve market acceptance, whether for performance or price reasons. Failure to effectively respond to these trends could reduce the demand for our products.

    Both Sage and Faroudja have competed with a range of diversified companies that offer display and video processors, some of which have substantially greater resources than we do. In particular, the combined company will compete against Communications Specialties Inc., Leitch Incorporated, Panasonic Broadcast and Television Systems Company, DVDO, Inc., TeraNex, Miranda Technology, Inc., NEC, RGB Spectrum, Cinema Pro Corporation, dba, Runco International, Arithmos, Inc., Genesis Microchip, Inc., Pixelworks, Inc., Silicon Image, Inc., DWIN Electronics, Inc.,

Extron Electronics, NEC Technologies, Inc. USA, Snell & Wilcox, Inc., Sony Corporation and Yamashita Engineering Manufacturing, Inc. We also compete in some instances against in-house processing solutions designed by large original equipment manufacturers. In the future, our current or potential customers may also develop their own proprietary display and video processors and become our competitors. In addition, start-up companies that are seeking to capitalize on business opportunities as a result of the shift from analog to digital technology may seek to compete in our markets. Our competitors may develop advanced technologies enabling them to offer more cost-effective and higher quality solutions to our customers than those offered by us. Increased competition could harm our business, financial condition and results of operations by, for example, increasing pressure on our profit margin or causing us to lose sales opportunities.

FLUCTUATIONS IN THE OPERATING RESULTS FOR BOTH SAGE AND FAROUDJA MAKE IT DIFFICULT TO PREDICT THE COMBINED COMPANY'S FUTURE PERFORMANCE AND MAY RESULT IN VOLATILITY IN THE MARKET PRICE OF THE COMBINED COMPANY'S COMMON STOCK.

    The quarterly operating results for both Faroudja and Sage have fluctuated significantly in the past and we expect our results to fluctuate significantly in the future based on a number of factors. Some of these factors arise from decisions we have made with respect to the timing and magnitude of expenditures and our ability to control our revenues. Our operating expenses, which include research and development expenses and selling, general and administration expenses, are relatively fixed over the short-term. If our revenues are lower than we expect because we sell fewer display processors or video image enhancement products, because we delay the release or the announcement of new products or because of other reasons, we may not be able to quickly reduce our spending in response. In addition, our revenues could fall short of our expectations if we experience delays or cancellations of even a small number of orders.

    Certain other factors have, in the past, caused, and may in the future cause, fluctuations in our quarterly operating results. These factors are industry risks over which we have no control, including:

    - changes in the available supply of flat panel displays at reasonable prices;

    - changes related to select video processing products;

    - changes in our customers' demand for our products;

    - the deferral of customer orders in anticipation of new products or enhancements by us or our competitors;

    - changes in the available production capacity at the semiconductor fabrication foundries that manufacture our products and changes in the costs of manufacturing; and

    - our ability to develop, introduce and market new products in time to meet the product design cycles of our customers.

    There are additional factors that could, but which have not, affected our operating results including:

    - the growth rate of the overall digital display and video processing markets;

    - incorrect forecasting of future revenues;

    - changes in product mix, product costs or pricing;

    - general economic conditions and economic conditions specific to the personal computer, television, home theater, display and semiconductor markets;

    - growth rate of HDTV market; and

    - growth rate of projector market.

    Any one or more of these factors are difficult to forecast and could result in fluctuations in our future operating results. Any shortfall in our revenues would have a direct impact on the combined business. In addition, fluctuations in our quarterly results could adversely affect the market price of our common stock in a manner unrelated to our long-term operating performance. Because our operating results are volatile and difficult to predict, you should not rely on the results of one quarter as an indication of our future performance. It is likely that in some future quarter our operating results will fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock may decline significantly.

BOTH SAGE AND FAROUDJA RELY ON INDEPENDENT FOUNDRIES AND MANUFACTURING.

    Both Sage and Faroudja currently rely on independent foundries to manufacture, assemble and test all of their semiconductor components and products. These independent foundries fabricate products for other companies and may also manufacture products of their own design. The combined company will purchase products from all of its foundries pursuant to individually negotiated purchase orders. Neither Sage nor Faroudja has long-term supply contracts with any of these foundries, and, therefore, none of them will be obligated to supply products to the combined company for any specific period, in any specific quantity or at any specified price, except as may be provided in a particular purchase order. The reliance by the combined company on independent foundries involves a number of risks, including the inability to obtain adequate capacity, unavailability of or interruption of access to certain process technologies, reduced control over delivery schedules, quality assurance, manufacturing yields and cost, and potential misappropriation of our intellectual property. The ability of Sage and Faroudja to obtain the foundry capacity necessary to meet the demand for their products is based in part on their ability to accurately forecast demand. If the combined company fails to accurately forecast its future demand, we may be unable to obtain adequate supplies of integrated circuits on a timely basis. There can be no assurance that the combined company will be able to accurately forecast the demand for its products or obtain sufficient foundry capacity in the future.

    While neither Sage nor Faroudja has experienced any material disruptions in supply to date, there can be no assurance that manufacturing problems will not occur in the future. In the event that any of the combined company's foundries are unable or unwilling to produce sufficient supplies of our products in required volumes at acceptable costs, the combined company will be required to reallocate production among our other existing foundries or identify and qualify acceptable alternatives. This qualification process could take six months or longer, and no assurance can be given that any additional source would become available to the combined company or would be in a position to satisfy the combined company's production requirements on a timely basis. The loss of any of the combined company's foundries, the inability of the combined company to obtain additional production in a period of increased demand, or the combined company's inability to obtain timely and adequate deliveries from its suppliers could reduce or delay shipments of our products. Any of these developments could damage relationships with the combined company's current and prospective customers and could have a material adverse effect on our business, financial condition and operating results.

    The reliance by the combined company on third-party manufacturers limits our control over delivery schedules, quality assurance and product cost. Disruptions in the provision of services by the combined company's assemblers or other circumstances that would require the combined company to seek alternative sources of assembly could lead to supply constraints or delays in the delivery of our products. In addition, the need for high quality assurance by the combined company may increase costs paid by the company to third parties for manufacturing and assembly of our products. These constraints or delays could damage relationships with current and prospective customers and could have a material adverse effect on our business, financial condition and operating results. In addition, Sage's board level display processor products and Faroudja's home theater and broadcast products are assembled by third party contractors.

SAGE CURRENTLY DEPENDS ON A LIMITED NUMBER OF CONTRACT MANUFACTURERS FOR ITS SEMICONDUCTOR AND CIRCUIT BOARD PRODUCTS, AND IT MUST ORDER PRODUCTS FROM THEM BASED ON FORECASTS FROM CUSTOMERS FROM WHICH SAGE DOES NOT HAVE FIRM PURCHASE ORDERS.

    Sage does not own or operate a semiconductor fabrication facility and it does not have the resources to manufacture our products internally. Currently, Cheetah2 and Cheetah4 chips are being manufactured, assembled and tested by Kawasaki LSI U.S.A., Inc., and Cheetah3 chips are being manufactured, assembled and tested by Fujitsu Microelectronics Inc. Sage's circuit board products are manufactured and tested by Topline Electronics, Inc. Sage's new Jaguar chips will be manufactured by Taiwan Semi Conductor Manufacturing Company and Sage will be responsible for the assembly and testing. Sage does not have a long-term supply contract with any of its contract manufacturers, and they are not obligated to supply Sage with products for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order. Sage tries not to maintain substantial inventories of products, but it must often place orders for products two to three months before they are needed and before it has firm purchase orders for those products. None of Sage's products is currently manufactured by more than one supplier, and all of its products are expected to be single-source manufactured for the foreseeable future. There are many risks associated with our dependence on third-party manufacturing, assembling and product testing relationships, including:

    - delays in delivering products in response to purchase orders due to increased demand, disruptions in operations or other factors;

    - lack of control over pricing;

    - reduced quality assurance;

    - reduced manufacturing yields and costs;

    - unavailability or interruption of access to process technologies necessary to manufacture our products; and

    - potential misappropriation of Sage's intellectual property.

    If Sage is unable to obtain its products from manufacturers on schedule, revenues from the sale of those products may be delayed. If orders for Sage's products are cancelled, revenues will be lost.

FAILURE TO MANAGE OUR EXPANSION EFFECTIVELY COULD ADVERSELY AFFECT OUR ABILITY TO INCREASE OUR REVENUES AND IMPROVE OUR EARNINGS.

    The ability of the combined company to successfully offer our products in a rapidly evolving market requires effective planning and management processes. We continue to increase the scope of our operations domestically and internationally and have increased our headcount substantially. The past growth of Sage and Faroudja, and the expected future growth of the combined company, places a significant strain on our management systems and resources including our financial and managerial controls, reporting systems and procedures. In addition, we will need to continue to expand, train and manage our workforce worldwide.

WE DEPEND ON KEY PERSONNEL TO MANAGE OUR BUSINESSES EFFECTIVELY, AND IF WE ARE UNABLE TO RETAIN OR HIRE ADDITIONAL PERSONNEL, OUR REVENUES AND PRODUCT DEVELOPMENT EFFORTS COULD BE HARMED.

    The future success of the combined company depends upon the continued services of our executive officers and other key engineering, sales, marketing and support personnel, many of whom would be difficult to replace. Current and prospective employees of Sage and Faroudja may experience uncertainty about their future roles with Sage. This uncertainty may adversely affect the combined company's ability to retain key management, sales, marketing and technical personnel, or to attract qualified personnel in the future.

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
    We intend to hire a significant number of engineering, sales, marketing and support personnel in the future, and we believe our success depends, in large part, upon our ability to attract and retain our key employees. Competition for these persons is intense, especially in the San Francisco Bay Area, and we may not be able to retain our key personnel or identify, attract or retain other highly qualified personnel in the future. We have experienced, and may continue to experience, difficulty in hiring and retaining candidates with appropriate qualifications. If we do not succeed in hiring and retaining candidates with appropriate qualifications, our revenues and product development efforts could be harmed.

OUR LIMITED ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS COULD HARM OUR COMPETITIVE POSITION BY ALLOWING OUR COMPETITORS TO ACCESS OUR PROPRIETARY TECHNOLOGY AND TO INTRODUCE SIMILAR PRODUCTS.

    The ability of the combined company to compete effectively with other companies will depend, in part, on our ability to maintain the proprietary nature of our technology. However, we cannot assure you that the degree of protection offered by the patents held by Sage and Faroudja will be sufficient or that any of our pending patents will be issued. In addition, competitors in both the U.S. and foreign countries, many of which have substantially greater resources, may apply for and obtain patents that will prevent, limit or interfere with our ability to make and sell our products.

    Our competitors may also be able to design around the licensed patents. The laws of certain foreign countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as the laws of the United States. There can be no assurance that the steps taken by Sage and Faroudja to protect our intellectual property rights will be adequate to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology.

    Substantially all of the intellectual property used by Faroudja is licensed to Faroudja by Yves Faroudja. There are risk associated with this intellectual property because Faroudja is a licensee and not the owner of such intellectual property rights. Under his agreement with Faroudja, Mr. Faroudja retains the non-exclusive right to license his patents and technologies to third parties for use outside Faroudja's field of use. Notwithstanding the particular terms of the license agreement with Mr. Faroudja, the combined company faces the risk that he may attempt to terminate the granted licenses and that such an attempt may be successful or that the response to such attempt may consume substantial financial and personnel resources. In the event Faroudja's resources are so consumed, such consumption could have a material adverse affect on the combined company's business, financial condition and operating results.

    We may from time to time receive notifications or claims alleging that we may be infringing patents or intellectual property rights owned by third parties. While there is currently no intellectual property rights litigation pending against us, litigation could result in significant expenses to us and could reduce sales of our products. Any litigation could also divert the efforts of our technical and management personnel, whether or not the litigation is determined in our favor. In addition, we may not be able to develop, license or acquire non-infringing technology under reasonable terms. These developments could result in an inability to compete for customers or could adversely affect our ability to increase our earnings. See "Business of Sage--Intellectual Property."

RISKS RELATED TO SAGE

SAGE HAS INCURRED NET LOSSES SINCE INCEPTION, AND SAGE MAY NOT ACHIEVE OR SUSTAIN ANNUAL PROFITABILITY.

    Sage incurred net losses of $4,447,000 for the nine months ended
December 31, 1999, and $708,000, $2.8 million and $4.8 million for each of the respective years ended March 31, 1997, 1998 and

1999, and had an accumulated deficit of $13,122,000 as of December 31, 1999. In the future, Sage expects its research and development and selling, general and administration expenses to increase. Accordingly, Sage expects to continue to incur additional operating losses for at least the next 12 months. Although Sage has experienced revenue growth in recent periods, this growth is not necessarily indicative of future operating results, and we cannot assure you that we will be able to sustain the growth in our revenues. If Sage and the combined company do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future or at all. This may in turn cause Sage's stock price to decline. In addition, if Sage does not achieve or sustain profitability in the future, we may be unable to continue our operations. Please see "Selected Historical Consolidated Financial Data of Sage Inc." and "Sage Management's Discussion and Analysis of Financial Condition and Results of Operations" for more detailed information.

SAGE HAS A LIMITED OPERATING HISTORY, MAKING IT DIFFICULT FOR YOU TO EVALUATE OUR BUSINESS.

    Sage commenced operations in January 1995, but it did not generate material revenues from the sale of its semiconductor products until July 1998. Thus, Sage has a limited operating history upon which to evaluate its current business and prospects. Due to the limited history, it is difficult or impossible for Sage to predict its future results of operations with any degree of accuracy. For example, Sage cannot accurately forecast expenses based on its projections of future revenues. Most of Sage's expenses are relatively fixed in the short term, and Sage may not be able to quickly reduce spending if its revenues are lower than projections. In addition, because substantially all of Sage's present customers order on a purchase order basis rather than long-term purchase commitments, Sage has only a limited ability to project future revenues. Therefore, net losses in a given quarter may be greater than expected. Moreover, due to the limited operating history of Sage, any evaluation of its business and prospects must be made in light of the risks and uncertainties often encountered by early stage companies in technology markets. Many of these risks are discussed elsewhere in this section. Please see "Sage Management's Discussion and Analysis of Financial Condition and Results of Operations" for more detailed information on our historical results of operations.

SAGE'S FOREIGN CUSTOMERS ACCOUNT FOR A SIGNIFICANT PORTION OF ITS REVENUES, AND IF SAGE DOES NOT SUCCESSFULLY ADDRESS CERTAIN RISKS ASSOCIATED WITH ITS INTERNATIONAL OPERATIONS, ITS REVENUES COULD DECREASE AND OUR BUSINESS PROSPECTS COULD DETERIORATE BECAUSE THE MAJORITY OF ITS CUSTOMERS COULD BE LOST AT A SUBSTANTIAL COST TO ITS BUSINESS PROSPECTS AND ITS REVENUES COULD DECLINE.

    Sales outside of the U.S. accounted for 70.1% of total sales for the year ended March 31, 1999. A substantial portion of Sage's customers are located in Japan, Taiwan and Korea. We anticipate that sales outside of the U.S. could increase in future periods and may account for an increasing portion of Sage's revenues. In addition, manufacturers who incorporate Sage's processors into their displays sell them outside of the U.S., thereby exposing Sage indirectly to foreign risks. Specifically, Sage will be subject to the following risks:

    - difficulties in maintaining sales representatives outside of the U.S. that are knowledgeable of the display processor industry, the video processing industry and the products of Sage;

    - ongoing restructuring activities of Sage's customers and other Asian companies may reduce purchases of our products by its customers;

    - potential difficulties in collecting accounts receivable from its customers located in Japan, Korea and Taiwan; and

    - difficulties related to design piracy of display and video processing technologies that may exist outside the U.S.

    To date, sales of Sage's products have been denominated exclusively in U.S. dollars. An increase in the value of the U.S. dollar will increase the price of Sage's products so that they become relatively more expensive to customers in the local currency of a particular country, potentially leading to a reduction in Sage's revenues and profitability.

PORTIONS OF SAGE'S RESEARCH AND DEVELOPMENT EFFORTS ARE PERFORMED IN INDIA, AND RISKS RELATED TO THOSE OPERATIONS COULD HARM ITS RESEARCH AND DEVELOPMENT CAPABILITIES AND NEGATIVELY IMPACT ITS PRODUCT SALES.

    Any risks related to the political or economic conditions in India and the surrounding region, including risks relating to India's national security situation or labor market conditions, may adversely impact Sage's ability to take advantage of operations in India. In addition, circumstances beyond Sage's control at its facilities, related to operating in a developing country, such as unreliable power supplies, may have a material adverse effect on its research and development capabilities. We cannot assure you that restrictive laws or policies on either the part of India or the United States will not constrain Sage's ability to effectively operate in both countries. If Sage is required to relocate its India facilities, we cannot assure you that a relocation will not disrupt Sage's business.

IF MONITORS INCORPORATING SAGE'S SOLUTIONS ARE NOT COMPATIBLE WITH PERSONAL COMPUTERS, TELEVISIONS, AND OTHER DEVICES FOR WHICH THEY ARE MARKETED, THE MARKET FOR SAGE'S PRODUCTS WILL BE REDUCED AND OUR BUSINESS PROSPECTS COULD BE SIGNIFICANTLY LIMITED.

    Sage's products are incorporated into its customers' display monitors which have different parts and specifications and utilize multiple protocols that allow them to be compatible with specific PCs, televisions, home theaters and other devices. If Sage's customers' products are not compatible with the PCs and other devices for which they have been marketed and sold, consumers will return those monitors, or consumers will not purchase those monitors, and the market for Sage's customers' products could be significantly reduced. As a result, a portion of Sage's market would be eliminated, and its business would be harmed.

FAILURE OF CONSUMER DEMAND FOR FLAT PANEL DISPLAYS TO INCREASE AS WE EXPECT COULD IMPEDE SAGE'S GROWTH PROSPECTS.

    Sage's product development strategies anticipate that consumer demand for flat panel displays and other emerging display products will increase in the future. The success of Sage's products is dependent on increased demand for these products, which are at early stages of development. The potential size of these markets and the timing of their development are uncertain and will depend upon a number of factors, all of which are beyond our control.

BECAUSE OF SAGE'S LONG PRODUCT DEVELOPMENT PROCESS AND SALES CYCLE, SAGE MAY INCUR SUBSTANTIAL EXPENSES BEFORE IT EARNS ASSOCIATED REVENUES AND MAY NOT ULTIMATELY SELL AS MANY UNITS OF ITS PRODUCTS AS FORECASTED.

    Sage develops products based on forecasts of demand and incurs substantial product development expenditures prior to generating associated revenues. Sage's customers typically perform numerous tests and extensively evaluate Sage's products before incorporating them into their systems. The time required for testing, evaluation and design of Sage's products into a customer's equipment can take up to six months or more. Because of this lengthy development cycle, Sage may experience a delay between the time it accrues expenses for research and development and sales and marketing efforts and the time when it generates revenues, if any, from such expenditures.

    Furthermore, achieving a design win with a customer does not necessarily mean that this customer will order large volumes of Sage's products. A design win is not a binding commitment by a customer to purchase Sage's products. Rather, it is a decision by a customer to use Sage's products in the design process of that customer's products. In addition, Sage's customers can choose at any time to discontinue using its products in that customer's designs or product development efforts. If Sage's products are chosen to be incorporated into a customer's products, Sage may still not realize significant revenues from that customer if that customer's products are not commercially successful.

IF SAGE DOES NOT ACHIEVE DESIGN WINS WITH LEADING DISPLAY MANUFACTURERS, SAGE MAY BE UNABLE TO SECURE ADDITIONAL DESIGN WINS IN THE FUTURE AND ITS ABILITY TO GROW WOULD BE SERIOUSLY LIMITED.

    The development of new, technologically advanced products and product enhancements is a complex and uncertain process requiring accurate anticipation of technological and market trends, as well as skill in obtaining design wins. Any failure on Sage's part to obtain additional design wins with leading original equipment manufacturers and to successfully design, develop and introduce new products and product enhancements could harm its business, financial condition and results of operations. In addition, development and manufacturing schedules for Sage's products are difficult to predict, and we cannot assure you that Sage will achieve timely customer shipments of new products. The timely introduction of these products and their acceptance by customers are important to Sage's future success. Any delays in product development, whether due to manufacturing, product design and development, lack of market acceptance or otherwise, could reduce future customer acceptance of Sage's products and harm our business, financial condition and results of operations.

IF WE HAVE TO QUALIFY A NEW CONTRACT MANUFACTURER FOR ANY OF SAGE'S PRODUCTS, SAGE MAY LOSE REVENUES AND DAMAGE ITS CUSTOMER RELATIONSHIPS.

    Sage's display processors require manufacturing with state-of-the-art fabrication equipment and techniques. Because the lead time needed to establish a strategic relationship with a new contract manufacturer is at least three months, and the estimated time for Sage to adapt a product's design to a particular contract manufacturer's processes is an additional three to four months, there is no readily available alternative source of supply for any specific product. A manufacturing disruption at any of Sage's contract manufacturers would impact the production of Sage's display processors for a substantial period of time, thereby reducing the company's revenues, and would harm Sage's customer relationships.

SHORTAGES OF MATERIALS INCLUDED IN OUR SEMICONDUCTOR AND CIRCUIT BOARD PRODUCTS MAY INCREASE SAGE'S COSTS OR LIMIT ITS REVENUES AND DELAY ITS ABILITY TO SHIP OUR PRODUCTS ON TIME.

    From time to time, shortages of certain materials that are used in Sage's semiconductor and circuit board products may occur. In particular, Sage may experience shortages of semiconductor wafers. If materials shortages occur, Sage may incur additional costs to procure the scarce components or be unable to ship its products to its customers in a timely fashion, all of which could negatively impact Sage's earnings.

BY SUBCONTRACTING SEPARATELY FOR THE PRODUCTION OF WAFERS FOR ITS NEXT GENERATION PROCESSORS, SAGE IS ASSUMING RISKS THAT IT DOES NOT CURRENTLY FACE.

    Currently, Sage purchases packaged, assembled and tested semiconductor products from contract manufacturers. We expect that Sage will assume greater responsibility for this process for our next generation of products by subcontracting separately for the production of wafers and for their assembly and testing. If Sage does so, we will become more responsible for losses arising from wafer manufacturing yields and for coordination of the manufacturing, assembly and testing process. Poor yields, or our failure to implement this approach to manufacturing properly, would reduce Sage's revenues and harm our gross margin and results of operations.

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
THERE IS CURRENTLY AN UNDERSUPPLY OF FLAT PANELS, AND IF THE MANUFACTURING CAPACITY OF FLAT PANELS DOES NOT INCREASE, SAGE'S MARKET GROWTH WILL BE LIMITED.

    Currently, there is a limited supply of flat panels, and increasing the supply of flat panels is a costly and lengthy process requiring significant capital investment. Accordingly, we do not expect the current shortage of flat panels or their high prices to change in the near term. In the past, the supply of flat panels has been cyclical. We expect this pattern to continue. Undercapacity in the flat panel market may limit Sage's ability to increase its revenues because its customers may limit their purchases of Sage's products if they cannot obtain sufficient supplies of flat panels. In addition, flat panel monitor prices may remain high because of limited supply, and consumer demand may not grow if the supply of flat panels does not increase.

RISKS RELATED TO FAROUDJA

FAROUDJA'S BUSINESS DEPENDS ON ROYALTY REVENUES.

    There can be no assurance as to the amount of royalties, if any, that the business of Faroudja will receive in the future under its license agreement with S3 Incorporated, sometimes referred to as "S3". S3 has not made any payments necessary to maintain its exclusive license rights with respect to any periods after March 31, 1998. Revenues from S3 accounted for 10.6% of Faroudja's total revenues for the year ended December 31, 1997 and 6.1% of total revenues for the year ended December 31, 1998.

AN INCREASING USE OF DIGITAL TELEVISION SIGNALS IN BROADCASTING COULD HAVE A SIGNIFICANT ADVERSE EFFECT ON FAROUDJA'S ABILITY TO MARKET AND SELL HOME THEATER AND COMMERCIAL PRESENTATION PRODUCTS; A DELAY IN THE USE OF DIGITAL SIGNALS OR CHANGES TO DIGITAL TELEVISION STANDARDS COULD HAVE A SIGNIFICANT ADVERSE EFFECT ON FAROUDJA'S ABILITY TO MARKET AND SELL BROADCAST PRODUCTS.

    The Federal Trade Commission has required broadcasters to begin broadcasting digital television signals in May 1999, targeting the eventual phase out of the current analog signals by the year 2006. There is considerable uncertainty among broadcasters and providers of broadcast, reception and display equipment as to how digital television will be implemented, as to how broadly and rapidly digital television will be deployed, and as to when, if ever, analog television will be discontinued. There can be no assurance that the market for Faroudja's home theater and commercial presentation or broadcast products will continue following the introduction of digital television or if competing standards or technologies will emerge that are preferred by manufacturers and consumers. In addition, there can be no assurance that digital television and related products will gain market acceptance or that content providers will develop and market content for end-user systems using a digital format or a format compatible with Faroudja's products. There can be no assurance that such factors, all of which are beyond Faroudja's control, will not adversely affect the development of markets for Faroudja's products.

FAROUDJA FACES MANY COMPETITIVE PRESSURES FROM LICENSEES AGAINST WHICH IT MAY NOT BE ABLE TO SUCCESSFULLY COMPETE.

    Yves Faroudja, Faroudja and General Instrument Corporation, sometimes referred to as "GI," are parties to a royalty free, world-wide license agreement dated May 1, 1996 pursuant to which GI licensed certain patents to Faroudja and Faroudja licensed certain patents to GI relating to video compression and decompression. As a result of that agreement, GI could produce products in the field of scan conversion of source material presented to a compression system competitive with Faroudja's Digital Format Translator-TM- products.

    Faroudja's licensees and OEM customers may be larger and have greater market recognition and financial, technological, engineering, manufacturing and distribution capabilities than Faroudja. In addition, such licensees and OEM customers may use such technologies and subsystems either alone or in combination with other technologies to develop products that compete with Faroudja's technologies and products. At present, Faroudja believes that S3 and GI are licensees which could compete with certain of Faroudja's technologies and products. Products produced by Mitsubishi Electric Corporation incorporating Faroudja ASICs on an OEM basis could also complete with certain of Faroudja's products. There can be no assurance that the technologies and products offered by such licensees and OEM customers will not compete directly with those of the combined company, have performance, cost or other advantages over those of the combined company, or have an adverse impact on the sales or other licensing activities of the combined company.

FAROUDJA'S LACK OF MANUFACTURING, ASSEMBLY AND TESTING CAPABILITIES COULD LEAD TO INCREASED COSTS AND DECREASED MARKETABILITY.

    Certain of Faroudja's principal competitors maintain their own manufacturing facilities, including semiconductor foundries, and may therefore benefit from certain capacity, cost and technical advantages. Since Faroudja does not operate its own semiconductor manufacturing, assembly or testing facilities, it may not be able to reduce its costs as rapidly as companies that operate their own facilities. Faroudja's failure or inability to introduce cost-reduced versions of its products in a timely manner, or to successfully manage its manufacturing, assembly and testing relationships, would have a material adverse effect on its business, operating results and financial condition.

FAROUDJA'S DEPENDENCE ON STRATEGIC RELATIONSHIPS COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMBINED COMPANY.

    Faroudja expects that a significant portion of its annual revenues and profits in the future will depend on strategic relationships. Faroudja depends on companies like Vidikron to sell, and Mitsubishi to manufacture, products that incorporate Faroudja's technology, and a failure by these companies to do so will adversely affect Faroudja's total revenues in the future. There can be no assurance that Faroudja will identify new strategic partners or enter into additional strategic relationships or that any of Faroudja's strategic relationships will result in the introduction of new products incorporating Faroudja's technology or will result in substantial revenues.

                          THE SPECIAL MEETING OF SAGE

DATE; TIME; PLACE

    The special meeting of Sage stockholders will be held at       a.m. on
May   , 2000 at the offices of Sage at 2460 North First Street, Suite 100, San
Jose, California 95131.

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

    At the special meeting Sage stockholders will be asked to vote on the following proposals:

    1. To approve and adopt the Agreement and Plan of Merger and Reorganization dated as of February 18, 2000, by and among Sage, Inc., Faroudja, Inc. and Finland Merger Sub, Inc., a wholly owned subsidiary of Sage, and the merger, under which Finland Merger Sub will be merged with and into Faroudja;

    2. To approve the issuance of shares of Sage common stock to the stockholders of Faroudja in connection with the merger of Faroudja with Finland Merger Sub. Under the merger agreement, each outstanding share of Faroudja common stock will convert into the right to receive 0.285 shares of Sage common stock; and

    3. To approve an amendment to Sage's 1997 Stock Plan to (i) increase the number of shares of its common stock authorized for issuance under the 1997 Stock Plan (A) in the event of, and conditional upon, the completion of the merger, by an additional 2,000,000 shares from 2,237,333 shares to 4,237,333 shares to meet Sage's current obligations and its need for a bigger incentive pool for a larger employee base after the merger OR (B) in the event that the merger is not completed, by an additional 1,000,000 shares from 2,237,333 shares to 3,237,333 shares to meet Sage's current obligations, and (ii) in either case, to limit the maximum number of options and stock appreciation rights that may be awarded to an employee in any one fiscal year of Sage to ensure compliance with the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended.

    Proposals 1 - 3 must be approved for the transaction to be completed. For additional information about the terms of the merger, please refer to "The
Merger Agreement" on page   .

REVOCABILITY OF PROXIES

    You may revoke a proxy at any time before it is voted by filing with the Secretary of Sage an instrument revoking the proxy. Sage stockholders should
direct such instrument to the attention of             , Secretary, Sage, Inc.,
2460 North First Street, Suite 100, San Jose, California 95131. You may also revoke a proxy at any time before it is voted by returning a duly executed proxy bearing a later date or by attending the special meeting and voting in person. Your attendance at the special meeting will not by itself constitute revocation of a proxy.

RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM

    The record date for the determination of the stockholders entitled to vote
at the special meeting is the close of business on May   , 2000. On the record
date, 10,465,916 shares of Sage common stock were issued and outstanding and held by approximately [ ] holders of record. A quorum is present at the special meeting if a majority of the shares of Sage common stock issued and outstanding and entitled to vote on the record date are represented in person or by proxy. In the event that a quorum is not present at the special meeting, it is expected that the meeting will be adjourned or postponed to solicit additional proxies. Holders of record of Sage common stock on the record date are entitled to one vote per share at the special meeting on each of the proposals.

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
VOTING PROCEDURES

    To approve proposals 1 - 3, a majority of the shares voted at the special meeting must be voted in favor of the proposals.

    All shares represented by properly executed proxies received in time for the special meeting will be voted at the special meeting in the manner specified by the holders. Properly executed proxies that do not contain voting instructions will be voted "for" adoption of the proposals.

    Shares of Sage common stock represented at the special meeting but not voting, including shares of Sage common stock for which proxies have been received but for which holders of shares have abstained, will be treated as present at the special meeting for purposes of determining the presence or absence of a quorum for the transaction of all business.

    Only shares affirmatively voted for a proposal, including properly executed proxies that do not contain voting instructions, will be counted as favorable votes for that proposal. Brokers who hold shares of Sage common stock in street name for customers who are the beneficial owners of such shares may not give a proxy to vote those customers' shares in the absence of specific instructions from those customers. These non-voted shares are referred to as broker non-votes and have the effect of votes against adoption of the proposals.

    The persons named as proxies by a stockholder may propose and vote for one or more adjournments of the special meeting, including adjournments to permit further solicitations of proxies. No proxy voted against the proposals will be voted in favor of any such adjournment or postponement.

    Sage does not expect that any matter other than the proposals described in this joint proxy statement/prospectus will be brought before the special meeting. If, however, the Sage board of directors properly presents other matters, the persons named as proxies will vote in accordance with their judgment.

SOLICITATION OF PROXIES

    Sage will bear the cost of the solicitation of proxies from its stockholders. In addition to solicitation by mail, the directors, officers and employees of Sage and its subsidiaries may solicit proxies from stockholders by telephone or other electronic means or in person. Sage will cause brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of stock held of record by such persons. Sage will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in doing so.

    SAGE STOCKHOLDERS SHOULD NOT SURRENDER THEIR STOCK CERTIFICATES IN CONNECTION WITH THE MERGER.

                        THE SPECIAL MEETING OF FAROUDJA

DATE; TIME; PLACE

    The special meeting of Faroudja stockholders will be held at               .
      a.m. on June 21, 2000 at the offices of Faroudja at 750 Palomar Avenue, Sunnyvale, California 94086.

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

    Faroudja stockholders will be asked to vote to approve and adopt the Agreement and Plan of Merger and Reorganization dated as of February 18, 2000, by and among Sage, Inc., Faroudja, Inc. and Finland Merger Sub, Inc., a wholly owned subsidiary of Sage, and the merger, under which each outstanding share of Faroudja common stock will convert into the right to receive 0.285 shares of Sage common stock.

REVOCABILITY OF PROXIES

    You may revoke a proxy at any time before it is voted by filing with the Secretary of Faroudja an instrument revoking the proxy. Faroudja stockholders
should direct such instruments to the attention of             , Secretary,
Faroudja, 750 Palomare Avenue, Sunnyvale, California 94086. You may also revoke a proxy at any time before it is voted by returning a duly executed proxy bearing a later date or by attending the special meeting and voting in person. Your attendance at the special meeting will not by itself constitute revocation of a proxy.

RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM

    The record date for the determination of stockholders entitled to vote at the special meeting is the close of business on May 3, 2000. On the record date, 12,442,557 shares of Faroudja common stock were issued and outstanding and held by approximately 300 holders of record. A quorum is present at the special meeting if a majority of the shares of Faroudja common stock issued and outstanding and entitled to vote on the record date are represented in person or by proxy. In the event that a quorum is not present at the special meeting, it is expected that the meeting will be adjourned or postponed to solicit additional proxies. Holders of record of Faroudja common stock on the record date are entitled to one vote per share at the special meeting on the proposal to approve the merger agreement.

VOTING PROCEDURES

    To approve the merger and the merger agreement, a majority of the shares issued and outstanding and entitled to vote at the special meeting must be voted in favor of the merger and the merger agreement. Only shares affirmatively voted for approval of the merger and the merger agreement, including properly executed proxies that do not contain voting instructions, will be counted as favorable votes for that proposal. IF A FAROUDJA STOCKHOLDER ABSTAINS FROM VOTING OR DOES NOT VOTE, EITHER IN PERSON OR BY PROXY, IT WILL HAVE THE EFFECT OF A VOTE AGAINST THE MERGER.

    All shares represented by properly executed proxies received in time for the special meeting will be voted at the special meeting in the manner specified by their holders. Properly executed proxies that do not contain voting instructions will be voted "for" approval of the merger and the merger agreement.

    Shares of Faroudja common stock represented at the special meeting but not voting, including shares of Faroudja common stock for which proxies have been received but for which holders of shares have abstained, will be treated as present at the special meeting for purposes of determining the presence or absence of a quorum for the transaction of all business.

    Brokers who hold shares of Faroudja common stock in street name for customers who are the beneficial owners of such shares may not give a proxy to vote those customers' shares in the absence of specific instructions from those customers. These non-voted shares are referred to as broker non-votes and have the effect of votes against approval of the merger agreement.

    The persons named as proxies by a stockholder may propose and vote for one or more adjournments of the special meeting, including adjournments to permit further solicitations of proxies. No proxy voted against approval of the merger agreement will be voted in favor of any such adjournment or postponement.

    Faroudja does not expect that any matter other than the proposal to approve the merger agreement described in this joint proxy statement/prospectus will be brought before the special meeting. If, however, other matters are properly brought before the special meeting, the persons named as proxies will vote in accordance with their judgment.

SOLICITATION OF PROXIES

    Faroudja will bear the cost of the solicitation of proxies from its stockholders. In addition to solicitation by mail, the directors, officers and employees of Faroudja and its subsidiaries may solicit proxies from stockholders by telephone or other electronic means or in person. Faroudja will cause brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of stock held of record by such persons. Faroudja will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in doing so.

    FAROUDJA STOCKHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXIES. A transmittal form with instructions for the surrender of Faroudja common stock certificates will be mailed to Faroudja stockholders as soon as practicable after completion of the merger.

FAROUDJA STOCKHOLDERS' AGREEMENTS

    As a condition to signing the merger agreement, Glenn W. Marschel, Jr., Yves C. Faroudja, Stuart D. Buchalter, Kevin B. Kimberlin and William J. Turner (Faroudja's present directors and Chief Executive Officer) agreed to vote their shares in favor of the merger and related transactions. They have signed a voting agreement and an irrevocable proxy promising to hold their shares until the merger is completed or the merger agreement is terminated, and to vote their shares in favor of the merger.

    The Faroudja stockholders' agreements will terminate upon the earliest to occur of (i) such date and time as the merger agreement shall have been terminated, or (ii) such date and time as the merger shall become effective in accordance with the terms and provisions of the merger agreement.

    The form of Faroudja Stockholders' Agreement is attached to this joint proxy statement/prospectus as Appendix D.

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
                                   THE MERGER

    THIS SECTION SUMMARIZES THE MATERIAL TERMS OF THE PROPOSED MERGER. IT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MERGER AGREEMENT, WHICH IS ATTACHED AS APPENDIX A TO THIS JOINT PROXY STATEMENT/PROSPECTUS. YOU ARE URGED TO READ THE MERGER AGREEMENT.

    The merger agreement provides that the merger will be consummated if the approvals of the Faroudja stockholders and the Sage stockholders are obtained and all other conditions to the merger are satisfied or waived as provided in the merger agreement. On completion of the merger, each outstanding share of Faroudja common stock will be converted into the right to receive 0.285 shares of fully paid and nonassessable Sage common stock, par value $0.01 per share. The number 0.285 is referred to as the "Exchange Ratio." Cash will be delivered to each Faroudja stockholder in lieu of any remaining fractional shares.

    Based on the number of currently outstanding shares of Faroudja common stock and Sage common stock as of February 18, 2000, assuming that all outstanding Faroudja and Sage options and warrants are exercised, the stockholders of Faroudja will own approximately 28.1% of the outstanding common stock of Sage following consummation of the merger. That percentage could change depending on whether and to what extent shares of Sage common stock and Faroudja common stock are issued on exercise of outstanding Sage or Faroudja stock options or warrants.

BACKGROUND OF THE MERGER

    SAGE AND FAROUDJA. Sage and Faroudja have been generally familiar with each other's services and products since 1998 as a result of favorable publicity bestowed on both companies by the news media and sales of technology by both companies in the display market place. In July 1999, the two companies entered into a joint development and license agreement whereby Sage was granted a license to incorporate a version of Faroudja's then current video decoding, de-interlacing and enhancement technology into certain Sage chips. During the development stage of this joint chip, Sage and Faroudja management were in regular contact to ensure a smooth transfer of technology and development process.

    On January 14, 2000, Mr. Marschel, President and Chief Executive Officer of Faroudja, spoke with Mr. Chandra Reddy, President and Chief Executive Officer of Sage to discuss the merits of a possible closer strategic business relationship. During this initial telephone conversation, no specific plans were discussed for a strategic relationship. However, shortly thereafter on January 19, 2000, Sage and Faroudja entered into a customary confidentiality agreement in anticipation of the possibility of future discussions.

    On January 26, 2000, management representatives of Sage, including
Messrs. Reddy, Johary and Westbrook, made a presentation to management representatives from Faroudja, including Mr. Marschel, Mr. Boschwitz, Vice President-Business Development and General Counsel to Faroudja, and Mr. Balram, Vice President-Advanced Technology of Faroudja. The presentation focused on the respective business outlooks of the two companies. At the conclusion of this meeting, the management representatives of each company independently concluded that it would be in their respective company's best interests to explore the possibility of a strategic relationship or business combination. However, no specific terms or conditions or timetable were discussed. After the meeting, Mr. Chandra Reddy and Mr. Marschel discussed a proposed agenda for further discussions regarding the merits of a possible strategic relationship.

    During the week commencing January 31, 2000, Mr. Reddy contacted the members of the Sage board of directors individually to apprise the members of the discussions that had taken place with Faroudja.

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
    On or around January 28, 2000, Mr. Marschel consulted with Prudential Volpe in connection with the exploration of a possible business combination with Sage.

    During the first two weeks of February, Mr. Marschel spoke with individual members of the Board of Directors to discuss the progress of discussions with Sage.

    On January 28, 2000, Messrs. Reddy and Westbrook consulted with Robertson Stephens in connection with exploration of a possible business combination with Faroudja, and subsequently engaged them as financial advisors under an engagement letter dated February 4, 2000. During this week, Mr. Reddy and Mr. Marschel continued their discussion on various occasions.

    On February 10, 2000, Buchalter, Nemer, Fields & Younger, a professional corporation, outside counsel to Faroudja, delivered to Morrison & Foerster, LLP, outside counsel to Sage, a draft of a proposed merger agreement and related documents.

    From February 11 to February 17, 2000, Sage and Faroudja exchanged information, and the two companies' management teams and legal, financial and accounting advisors continued their business, financial, legal and accounting due diligence.

    On February 14, 2000, the Sage management team consisting of Messrs. Chandra Reddy, Westbrook, Johary, Desai and Pratap Reddy along with representatives of Robertson Stephens met with representatives of the senior management team of Faroudja at the offices of Faroudja. The parties discussed the respective financial positions, service delivery capabilities, distribution channels, technologies, organizational structures, strategies and cultures of the two companies.

    On February 16, 2000, the Faroudja board of directors reviewed the status of the proposed business combination. The board received an update from management on the continuing negotiations and the benefits of the proposed transaction.

    On February 17, 2000, the Sage board of directors held a special meeting attended by representatives of Morrison Foerster, LLP and Robertson Stephens. Mr. Reddy updated the board on the recent discussions and the potential benefits of the proposed transaction with Faroudja. Robertson Stephens also gave a report to the board on the due diligence investigation and presented its preliminary analysis of a potential Sage/Faroudja merger.

    After the presentation, the Sage board of directors discussed a number of matters relating to the proposed transaction, including the following:.

    - Faroudja's business and history;

    - the strategic rationale for the proposed transaction;

    - Faroudja's long-term strategy and alternatives;

    - the competitive landscape in the technology services sector and the financial terms of the proposed transaction;

    - the compatibility of the two companies' corporate cultures and strategic visions;

    - the capabilities of the Faroudja management team; and

    - the potential strategic advantages of a combination with Faroudja, including the ability to offer broader solutions to clients and the increased competitive strength of the new merged company and the complementary nature of the two companies' customer base, management teams and employee base.

    In addition, the board discussed at length a number of potential risks relating to the proposed merger discussed below in "Sage's Reasons for the Merger."

    The Sage board then discussed other alternatives available to Faroudja, including the possibility of other strategic relationships and of continued operations as a stand-alone company.

    Outside counsel of Sage then briefed the Sage board on its fiduciary duties in connection with the proposed transaction and the agreements necessary to accomplish it. He presented to the board the results of the legal due diligence and the terms of the draft merger agreement and related documentation. Representatives of Robertson Stephens discussed the status of its financial analysis with respect to the companies and the proposed merger and advised the board that it was prepared to deliver a fairness opinion in connection with the proposed merger. At the conclusion of the meeting, the Sage board voted to direct management to continue discussions with Faroudja and report back to the board.

    The Sage board of directors approved the merger on February 17, 2000. Between February 17 and 18, representatives of Sage and Faroudja continued to negotiate material terms of the merger agreement and related documentation.

    On February 18, 2000, the board of directors of Faroudja held a special meeting attended by all directors, either in person or telephonically, and Mr. Buchalter of Buchalter, Nemer, Fields and Younger, a professional corporation, advised the board as to its fiduciary duties in considering a strategic business combination and strategic alternatives. Mr. Buchalter also discussed and responded to questions about the terms and conditions of the merger agreement, as well as the other related transaction documents. Representatives of Prudential Volpe, financial advisors to Faroudja, attended the meeting to review the strategic rationale for and financial analysis relating to the proposed merger including its valuations analysis.

    The executive officers of Faroudja attending the meeting and the various advisors of Faroudja answered questions posed by the board of directors.
Mr. Marschel also discussed the commercial and strategic reasons for the proposed business combination, many of which are discussed below in "Faroudja's Reasons for the Merger." The board discussed at length a number of potential risks relating to the proposed merger discussed below under "Faroudja's Reasons for the Merger."

    The meeting was adjourned to allow the directors to consider the information and documents presented to them. The board reconvened later that day. Prudential Volpe presented its final analysis of various information to serve as the basis for evaluating the Exchange Ratio and orally informed the board of its opinion, subsequently confirmed in writing, that the Exchange Ratio was fair, from a financial point of view, to Faroudja's shareholders. Prudential Volpe also respounded to questions raised by members of the board about its opinion and anyalsis. Following the presentation, the board engaged in a full discussion of the terms of the proposed merger and the analysis and opinion of Prudential Volpe. After the discussion the board unanimously approved the merger and the merger agreement and related documents and authorized management to proceed with the execution of the marger documents.

    The merger agreement was executed by all parties in the afternoon of February 18, 2000 (the Friday of a three day weekend), and a press release announcing the execution of the agreement was issued ahead of market opening on February 22, 2000.

FAROUDJA.

    Throughout 1999 Faroudja expressed its commitment to a strategy for developing and marketing highly integrated, high performance integrated circuit solutions for the emerging digital video display and computer/television convergence markets. In addition to advancing this strategy through continuing its internal research and development efforts, the company considered a variety of internal and external alternatives for bolstering its chip development efforts, product offerings, served markets and distribution channels. These alternatives included, among other things, increasing internal investment, strategic relationships and licensing, and business combinations. These efforts resulted in a variety of developments, announced throughout the year, targeted at accelerating Faroudja's efforts to provide high value ASICs to high volume chip markets, including:

    - The appointment of a Vice President--Advanced Technology to focus on Faroudja's integrated circuit strategy;

    - The deployment by Mitsubishi Electric Corporation (Japan) of Faroudja's FLI9000 chip set;

    - The license, joint development and equity purchase agreements with Sage;
      and

    - The letter of intent with FOCUS Enhancements, Inc. to merge FOCUS into Faroudja, which was later terminated.

    Faroudja contacted the investment banking firm of Volpe Brown Whelan & Company, LLC (which later became the Prudential Volpe Technology Group) in early October 1999 to obtain its assistance in evaluating, negotiating and structuring possible strategic and business combinations.

    In addition to the developments that were announced, Faroudja considered a variety of other strategic licensing and business combination alternatives with several different companies. The most significant, other than the discussions with Sage discussed above, of these discussions are summarized below.

    In early October 1999, Glenn Marschel, President and Chief Executive Officer of Faroudja, was contacted by an investment banker inquiring about Faroudja's interest in discussing a possible strategic transaction with the Chief Executive Officer of one of that banker's clients. This contact resulted in a conversation between Mr. Marschel and the Chief Executive Officer on October 7, 1999 and was followed by several other conversations.

    On November 23, 1999, Faroudja entered into a non-disclosure agreement with the company and the exchange of confidential information regarding the companies' respective businesses commenced. There were numerous telephone conversations between members of Faroudja management and management of the inquiring company and their respective legal counsel, accountants and financial advisors, regarding possible terms of a strategic transaction. Faroudja and the inquiring company exchanged documents as part of due diligence efforts and toured each other's facilities. Meetings were held at the offices of Faroudja and the inquiring company to discuss the businesses of the respective companies and possible terms of a strategic transaction.

    On December 3, 1999, the other company presented Faroudja with drafts of agreements relating to a possible business combination transaction. Throughout the months of December and January, and during the first half of February, 2000, Faroudja and the other company exchanged information, negotiated transaction terms and conditions, and reviewed and revised draft agreements. Negotiations were inconclusive with significant and material issues remaining unresolved.

    On January 4, 2000, Mr. Marschel, Dr. Nikhil Balram, Faroudja's Vice President--Advanced Technology and Kenneth Boschwitz, Faroudja's Vice President--Business Development & General Counsel, met with another company that had expressed interest in licensing certain technologies from Faroudja. At that meeting, which was held at the offices of the prospective licensee and attended by several members of that company's senior management, that company's CEO expressed an interest in pursuing discussions of a broader strategic relationship with Faroudja. The CEO and a vice president of that company visited the offices of Faroudja on January 11, 2000 and met with Mr. Marschel and Mr. Boschwitz. Discussions of a possible strategic transaction continued at that meeting. After several subsequent conversations between members of that company's senior management and Messrs. Marschel and/or Boschwitz, that company advised Faroudja that it was not in a position to pursue discussions of a possible combination transaction at that time. Inquiries were made as to the possibility of other possible strategic relationships and the possibility of Faroudja granting certain rights that would facilitate a possible combination transaction with Faroudja at a later date. Faroudja declined to grant any such rights.

    Discussions continued with the first company with whom Faroudja had discussed the possibility of a business combination until the merger agreement with Sage was executed on February 18, 2000. At that time Faroudja terminated all discussions. Faroudja and the other party each returned due diligence materials furnished.

    The Faroudja Board of Directors was regularly apprised by Mr. Marschel,
Mr. Boschwitz and outside counsel of the status of these discussions at regular and special board of directors meetings commencing with the meeting held on October 12 and 13, 1999 and was kept current informally through various phone conversations.

REASONS FOR THE MERGER; RECOMMENDATIONS OF THE BOARDS

    Sage's board of directors determined that, compared to continuing to operate its company on a stand-alone basis, the combined company would have better potential to improve long-term operating and financial results and would have a superior competitive position. Sage and Faroudja have each been shaping themselves to provide a full spectrum of high performance display and imaging processing chips for a new generation of personal computers, televisions, home theaters and digital appliances. Sage is a leading supplier of digital display processing chips, while Faroudja is a leading provider of high performance system-level products, sometimes referred to as "box products," for markets requiring superior image quality solutions. The combined company will be able to offer customers a full spectrum of imaging display solutions from a sole source. Sage believes that this broad and deep range of expertise and experience, together with the combined company's management talent and business systems and processes, will establish the combined company as a leading supplier of display processing electronics for customers in mainstream personal computer markets, such as digital desktop monitors, and in consumer electronic markets, such as flat televisions, home theaters and micro displays for digital appliances.

    Sage and Faroudja have each identified separate, additional reasons for the combination, which are discussed below. However, each board of directors recognizes that the potential benefits of the merger may not be realized. See "Risk Factors."

    SAGE'S REASONS FOR MERGER. Sage's board of directors, in reaching its decision to approve the merger agreement and to recommend approval of the merger-related proposals by Sage stockholders, consulted with its management team and advisors and independently considered the proposed merger agreement and the transactions contemplated by the merger agreement.

    Together with the factors enumerated above, these matters encompassed all the material factors the board of directors of Sage considered. Among these factors, the Sage board of directors in particular considered the following:

    - presentations from, and discussions with, senior management, representatives of its outside legal counsel and its independent accounting firm, and representatives of Robertson Stephens regarding the business, financial, accounting and legal due diligence;

    - current industry, economic and market conditions, including the increased competition;

    - the competitive importance of market position, size and adequacy of financial resources;

    - the ability of Sage to achieve meaningful cost savings and efficiencies on its own;

    - the potential benefits of the merger to Sage customers and employees;

    - the terms of the merger agreement;

    - current and historical market valuations of the two companies;

    - the oral opinion of Robertson Stephens of February 17, 2000, subsequently confirmed in writing as of February 18, 2000, that as of that date and based upon and subject to the various considerations set forth in the opinion, the Exchange Ratio was fair to Sage from a financial point of view;

    - Faroudja's strong strategic skills, and its technology development, integration and migration skills; and

    - the benefits to Sage stockholders of holding shares in a larger and financially stronger enterprise.

    In addition, the Sage board believes the complementary product offerings of Sage and Faroudja bring Sage closer to its goal of becoming a leading provider of imaging solutions for a wide array of displays including personal computers, televisions and digital appliances.

    In assessing the transaction, the Sage board considered several sources of information, including the following:

    - historical information concerning the businesses, financial performance, condition, operations and results of operation, technology, management style, competitive position, trends and prospects of Sage and Faroudja;

    - SEC filings by Faroudja;

    - current and historical market prices, volatility and trading data for the two companies;

    - information and advice based on due diligence investigations by members of Sage's board and management and Sage's legal, financial and accounting advisors concerning the business, technology, services, operations, properties, assets, financial condition, operating results and prospects of Faroudja, trends in Faroudja's business and financial results and capabilities of Faroudja's management team; and

    - the presentation of Robertson Stephens to the Sage board of directors at its meeting held on February 17, 2000.

    The Sage board also identified and considered a number of uncertainties and risks in its deliberations concerning the merger, including the following:

    - the risk that the potential benefits sought in the merger might not be fully realized, if at all;

    - the risk that the combined company might experience slow growth relative to the prior growth rate of the individual companies;

    - the limited operating history of Faroudja and its lack of positive earnings;

    - the possibility of trading pressure on the two companies' stock following the merger announcement; and

    - the other risks associated with the businesses of Sage, Faroudja and the merged companies and the merger described in this joint proxy statement/prospectus under "Risk Factors."

    The Sage board of directors believed that certain of these risks were unlikely to occur or unlikely to have a material impact on Sage/Faroudja, and that, overall, the risks associated with the merger were outweighed by the potential benefits of the merger.

    As a result of the foregoing considerations, Sage's board of directors determined that the potential advantages of the merger outweighed the benefits of remaining alone. The Sage board of directors believes that the combined company would have a far greater opportunity than Sage alone to compete successfully in its industry.

    In view of the variety of factors considered in connection with its evaluation of the merger, the Sage board of directors did not find it practicable to quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and did not do so.

    In addition, many of the factors contained elements which may affect the fairness of the merger in both a positive and negative way. Except as described above, the Sage board of directors, as a whole, did not attempt to analyze each individual factor separately to determine how it impacted the fairness of the merger. Consequently, individual members of the Sage board of directors may have given different weights to different factors and may have viewed different factors as affecting the determination of fairness differently.

    FAROUDJA'S REASONS FOR THE MERGER. In reaching its decision, Faroudja's board of directors identified several potential benefits of the merger, the most important of which included:

    - Faroudja stockholders will have the opportunity to participate in the potential for growth of the combined company after the merger;

    - the complementary products, customer base, and sales channels of Sage and Faroudja;

    - access to the management resources available from Sage;

    - access to an expanded base of intellectual property and the synergy opportunities of combining the intellectual property assets of each company to create new products that neither company could create on a standalone basis;

    - cost savings resulting from the elimination of duplicative overhead and general and administrative expense;

    - cross-selling synergies made available by the combined sales force;

    - opportunities to increase revenues from its ASIC product lines due to Sage's ASIC sales force, distribution channels and chip sales experience;

    - opportunities for accelerating the development and production of high value, high performance, highly integrated image processing chips;

    - elimination of the risk of a combination of Sage and a possible direct competitor of Faroudja which would have an adverse effect on Faroudja's competitive position and its ability to grow and attract key employees;

    - benefits of the wider coverage afforded Sage by the investment banking community;

    - the increased liquidity afforded by the trading market in Sage securities allowing Faroudja shareholders more flexibility in their investment decisions; and

    - the tax free nature of a stock for stock transaction.

    In assessing the transaction, the Faroudja board considered several sources of information, including the following:

    - historical information concerning Sage's and Faroudja's respective financial performance, results of operations, assets, liabilities, operations, technology, brand development, management and competitive position, including public reports covering the most recent fiscal year and fiscal quarter for each company filed with the Commission;

    - Faroudja's management's view of the financial condition, results of operations, assets, liabilities, businesses and prospects of Sage and Faroudja after giving effect to the merger;

    - prior discussions with third parties as to their possible interest in a business combination with Faroudja;

    - current market conditions and historical trading information with respect to Sage and Faroudja common stock;

    - the terms and conditions of the merger agreement;

    - the analysis prepared by Prudential Volpe and presented to the Faroudja board of directors and the oral opinion of Prudential Volpe, subsequently confirmed in writing, that the Exchange Ratio was fair, from a financial point of view, to Faroudja's stockholder, as described more fully in the text of the opinion attached as Appendix C to this document; and

    - the ability of the Faroudja board of directors to enter into discussions with another party in response to an unsolicited superior offer if Faroudja's board of directors believed in good faith, after consultation with its legal counsel, that such action was reasonably likely to be required in order to comply with its fiduciary obligations.

    Faroudja's board of directors also identified and considered a variety of potential negative factors in its deliberations concerning the merger, including, but not limited to:

    - the risk to Faroudja's stockholders that the value to be received in the merger could decline significantly due to the fixed Exchange Ratio;

    - the terms and conditions of the merger agreement and related documents significantly restrict the ability of Faroudja to respond to or accept an alternative offer, even in the event of significant drop in the price of Sage's common stock;

    - the accounting for the transaction as a "purchase" would create a drag on earnings per share and could adversely affect the market value of Sage shares;

    - the loss of control over the future operations of Faroudja following the merger;

    - the impact of the loss of Faroudja's status as an independent company on Faroudja's stockholders, employees, and customers;

    - the risk that the potential benefits sought in the merger might not be fully realized;

    - the possibility that the merger might not be consummated and potential adverse effects of the public announcement of the merger on Faroudja's sales and operating results, Faroudja's ability to attract and retain key employees, the progress of certain strategic initiatives and customer relationships;

    - the possibility of trading pressure on the two companies' stock following the merger announcement;

    - relatively small public float and low trading volume of Sage shares;

    - potential downward pressure on the market value of Sage shares resulting from expiration of the underwriter's lock up agreements entered into by Sage stockholders in connection with its initial public offering;

    - the risk that despite the efforts of Sage and Faroudja, key technical, sales and management personnel might not remain employees of Sage or Faroudja following the merger; and

    - the other risks associated with the business of Sage, Faroudja and the merged companies and the merger described in this joint proxy/prospectus under "Risk Factors.

    As a result of the foregoing considerations, Faroudja's board determined that the potential advantages of the merger outweighed the benefits of remaining alone. The Faroudja board believes that the combined company would have a far greater opportunity than Faroudja alone to compete successfully in its industry and in markets it plans to serve.

    In view of the variety of factors considered in connection with its evaluation of the merger, the Faroudja board did not find it practicable to quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and did not do so.

    In addition, many of the factors contained elements which may affect the fairness of the merger in both a positive and negative way. Except as described above, the Faroudja board, as a whole, did not attempt to analyze each individual factor separately to determine how it impacted the fairness of the merger. Consequently, individual members of the Faroudja board may have given different weights to different factors and may have viewed different factors as affecting the determination of fairness differently.

OPINION OF SAGE'S FINANCIAL ADVISOR

    Pursuant to an engagement letter dated February 4, 2000, Sage engaged FleetBoston Robertson Stephens, Inc., sometimes referred to as Robertson Stephens, to render an opinion as to the fairness of the Exchange Ratio, from a financial point of view, to Sage.

    On February 17, 2000 at a meeting of the Sage board held to evaluate the proposed merger, Robertson Stephens delivered to the Sage board its oral opinion, which was subsequently confirmed in writing as of February 18, 2000, that, as of such dates and based on the assumptions made, the matters considered and the limitations on the review undertaken described in the opinion, the exchange ratio was fair from a financial point of view to Sage. No limitations were imposed by the Sage board on Robertson Stephens with respect to the investigations made or procedures followed by it in furnishing its opinion. The Exchange Ratio was determined through negotiations between the respective managements of Sage and Faroudja. Although Robertson Stephens did assist the management of Sage in those negotiations, it was not asked by, and did not recommend to, Sage that any specific exchange ratio constituted the appropriate exchange ratio for the merger. Robertson Stephens also assisted Sage's management in the negotiations leading to an agreement on principal structural terms of the merger.

    The full text of the Robertson Stephens opinion, which sets forth, among other things, assumptions made, matters considered and limitations on the review undertaken, is attached as Appendix B and is incorporated in this joint proxy statement/prospectus by reference. We urge Sage stockholders to read the Robertson Stephens opinion in its entirety. The Robertson Stephens opinion was prepared for the benefit and use of the Sage board in its consideration of the merger and does not constitute a recommendation to stockholders of Sage as to how they should vote upon, or take any other action with respect to, the merger.

    The Robertson Stephens opinion does not address:

    - the relative merits of the merger and the other business strategies that the Sage board has considered or may be considering; or

    - the underlying business decision of the Sage board to proceed with the merger.

    The summary of the Robertson Stephens opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the Robertson Stephens opinion.

    In connection with the preparation of the Robertson Stephens opinion, Robertson Stephens, among other things:

    - reviewed certain publicly available financial statements and other business and financial information of Faroudja and Sage, respectively;

    - reviewed certain internal financial statements and other financial and operating data, including certain financial forecasts and other forward looking financial information, concerning Faroudja prepared by the managements of Faroudja and Sage, respectively;

    - reviewed with Sage and Faroudja certain publicly available estimates of research analysts regarding Faroudja;

    - reviewed with Sage certain publicly available estimates of research analysts regarding Sage;

    - held discussions with the respective managements of Faroudja and Sage concerning the businesses, past and current operations, financial condition and future prospects of both Faroudja and Sage, independently and combined, including discussions with the managements of Faroudja and Sage concerning cost savings and other synergies that are expected to result from the merger, as well as their views regarding the strategic rationale for the merger;

    - reviewed the financial terms and conditions set forth in the merger agreement;

    - reviewed the stock price and trading history of Faroudja common stock and Sage common stock;

    - compared the financial performance of Faroudja and the prices and trading activity of Faroudja common stock with that of certain other publicly traded companies comparable with Faroudja;

    - compared the financial terms of the merger with the financial terms, to the extent publicly available, of other transactions it deemed relevant;

    - reviewed the pro forma impact of the merger on Sage's earnings per share;

    - prepared a discounted cash flow analysis of Faroudja;

    - participated in discussions and negotiations among representatives of Faroudja and Sage and their financial and legal advisors; and

    - made such other studies and inquiries, and reviewed such other data, as it deemed relevant.

    In its review and analysis, and in arriving at its opinion, Robertson Stephens assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it (including information furnished to it orally or otherwise discussed with it by the managements of Faroudja and
Sage) or publicly available and neither attempted to verify, nor assumed responsibility for verifying, any of such information. Robertson Stephens relied upon the assurances of management of Faroudja and Sage that they were not aware of any facts that would make such information inaccurate or misleading. Furthermore, Robertson Stephens did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of Faroudja or Sage, nor was Robertson Stephens furnished with any such evaluation or appraisal.

    With respect to the financial forecasts and projections (and the assumptions and bases therefor) for each of Faroudja and Sage that Robertson Stephens reviewed, upon the advice of the managements of Faroudja and Sage, Robertson Stephens assumed that such forecasts and projections:

    - had been reasonably prepared in good faith on the basis of reasonable assumptions;

    - reflected the best available estimates and judgments as to the future financial condition and performance of Faroudja and Sage, respectively; and

    - will be realized in the amounts and in the time periods estimated.

    In this regard, Robertson Stephens noted that each of Faroudja and Sage face exposure to the Year 2000 problem. Robertson Stephens did not undertake any independent analysis to evaluate the reliability or accuracy of the assumptions made by the managements of Faroudja and Sage with respect to the potential effect that the Year 2000 problem might have on their respective forecasts.

    In addition, Robertson Stephens assumed that:

    - the merger will be consummated upon the terms set forth in the merger agreement without material alteration thereof, including, among other things, that the merger will be accounted for as a "purchase method" business combination in accordance with U.S. generally accepted accounting principles, sometimes referred to as U.S. GAAP;

    - the merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended; and

    - the historical financial statements of each of Faroudja and Sage reviewed by it had been prepared and fairly presented in accordance with U.S. GAAP consistently applied.

    Robertson Stephens relied as to all legal matters relevant to rendering its opinion on the advice of counsel.

    Although developments following the date of the Robertson Stephens opinion may affect the opinion, Robertson Stephens assumed no obligation to update, revise or reaffirm its opinion. The Robertson Stephens opinion is necessarily based upon market, economic and other conditions as in effect on, and information made available to Robertson Stephens as of, the date of the Robertson Stephens opinion. It should be understood that subsequent developments may affect the conclusion expressed in the Robertson Stephens opinion and that Robertson Stephens disclaims any undertaking or obligation to advise any person of any change in any matter affecting the opinion which may come or be brought to its attention after the date of the opinion. The Robertson Stephens opinion is limited to the fairness, from a financial point of view and as of the date thereof, of the exchange ratio to Sage. Robertson Stephens does not express any opinion as to:

    - the value of any employee agreement or other arrangement entered into in connection with the merger;

    - any tax or other consequences that might result from the merger; or

    - what the value of Sage common stock will be when issued to Faroudja's stockholders pursuant to the merger or the price at which shares of Sage common stock may be traded in the future.

    The following is a summary of the material financial analyses performed by Robertson Stephens in connection with rendering the Robertson Stephens opinion. The summary of the financial analyses is not a complete description of all of the analyses performed by Robertson Stephens. Certain of the information in this section is presented in a tabular form. IN ORDER TO BETTER UNDERSTAND THE FINANCIAL ANALYSES PERFORMED BY ROBERTSON STEPHENS, THESE TABLES MUST BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. THE ROBERTSON STEPHENS OPINION IS BASED UPON THE TOTALITY OF THE VARIOUS ANALYSES PERFORMED BY ROBERTSON STEPHENS AND NO PARTICULAR PORTION OF THE ANALYSES HAS ANY MERIT STANDING ALONE.

    COMPARABLE COMPANIES ANALYSIS. Using publicly available information, Robertson Stephens analyzed, among other things, the total capitalization and trading multiples of Faroudja and selected publicly traded companies in the multimedia systems and semiconductor industry that have similar business and operating profiles, including:

    - Genesis Microchip

    - Sage, Inc.

    - Silicon Image

    - Zoran

    - Optibase

    - Pinnacle Systems

    Multiples compared by Robertson Stephens included total capitalization to revenues or estimated revenues for calendar years 1999, 2000 and 2001. All multiples were based on closing stock prices as of February 16, 2000.

    Using the ranges of multiples set forth in the table below that Robertson Stephens derived from multiples for the comparable companies, the following Faroudja equity values, Faroudja equity values per share and exchange ratios are implied:

                                                      MULTIPLE        IMPLIED
                                                       RANGE       EXCHANGE RATIO
                                                    ------------   --------------
1999 Revenues.....................................  6.0x - 11.0x   0.188 - 0.313
2000 Revenues.....................................  5.0x - 8.0x    0.191 - 0.283
2001 Revenues.....................................  4.0x - 6.0x    0.221 - 0.312

    Robertson Stephens also applied a typical control premium of 30.0% to the results of the foregoing analysis, which implied the following Faroudja equity values, equity values per share and exchange ratios:

                                                                     IMPLIED
                                                                  EXCHANGE RATIO
                                                                  --------------
1999 Revenues......................................               0.244 - 0.407
2000 Revenues......................................               0.248 - 0.368
2001 Revenues......................................               0.287 - 0.406

    PRECEDENT TRANSACTION ANALYSIS. Using publicly available information, Robertson Stephens analyzed the consideration offered and the implied transaction value multiples paid or proposed to be paid in selected acquisition transactions in the multimedia systems and semiconductor industry, including:

    - DiviCom (C-Cube)/Harmonic (October 27, 1999)

    - Armedia/Broadcom (June 1, 1999)

    - Paradise Electronics/Genesis Microchip (January 22, 1999)

    - Chromatic Research/ATI Technologies (October 9, 1998)

    - Renditon Inc./Micron Technology Inc. (June 22, 1998)

    - Chips and Technologies Inc./Intel Corp. (July 28, 1997)

    - Mediamatics/National Semiconductor (March 10, 1997)

    - CompCore Multimedia/Zoran (October 21, 1996)

    - DiviCom/C-Cube (May 28, 1996)

    In analyzing these "precedent transactions", Robertson Stephens compared, among other things, the total consideration in such transactions as a multiple of 1999 revenues and estimated calendar year 2000 revenues. All multiples for the precedent transactions were based on public information available at the time of the announcement. Based on this information and other publicly available information, the following table illustrates the implied Faroudja equity valuations, Faroudja equity valuations per share and exchange ratios derived from applying a range of multiples that Robertson Stephens derived from the precedent transactions:

                                                MULTIPLE
                                                 RANGE       IMPLIED EXCHANGE RATIO
                                              ------------   ----------------------
1999 revenues...............................  8.0x - 15.0x     0.238 - 0.413
2000 revenues...............................  6.0x - 10.0x     0.221 - 0.344

    No company, business or transaction compared in the comparable companies analysis or precedent transaction analysis is identical to Faroudja, Sage or the merger. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading and other values of the comparable companies, precedent transactions or the business segment, company or transactions to which they are being compared.

    DISCOUNTED CASH FLOW ANALYSIS. Robertson Stephens performed a discounted cash flow analysis of the after-tax free cash flows of Faroudja for calendar years 2000 through 2004 using Faroudja management estimates as adjusted by Sage management. Robertson Stephens first discounted the projected, after-tax free cash flows through December 31, 2004 using discount rates ranging from 18.0% to 22.0%. Faroudja after-tax free cash-flows were calculated as the after-tax operating earnings of Faroudja adjusted to add back non-cash expenses and deduct uses of cash not reflected in the income statement. Robertson Stephens then added to the present value of the cash flows the terminal value of Faroudja at December 31, 2004, discounted back at the same discount rate to represent a present value. The terminal value was computed by multiplying the projected revenues for Faroudja in calendar year 2004 by terminal multiples ranging from 6.0x to 10.0x. The range of terminal multiples selected reflect Robertson Stephens' judgment as to an appropriate range of multiples at the end of the reference period. The following table summarizes the resulting implied equity valuations, equity values per share and exchange ratios:

                              IMPLIED
 DISCOUNT RATES            EXCHANGE RATIO
 --------------            --------------
18.0% - 22.0%              0.242 - 0.430

    PREMIUMS PAID ANALYSIS. Robertson Stephens also considered the premiums paid in the precedent transactions over the target's closing share price the day before the transaction was announced and 4 weeks prior to the announcement. Based on this information and other publicly available information, the following table illustrates the implied Faroudja equity values per share and exchange ratios derived from applying a range of premiums that Robertson Stephens derived from the precedent transactions:

                                   FAROUDJA CLOSING     PREMIUM        IMPLIED FAROUDJA         IMPLIED
                                    TRADING PRICE        RANGE      EQUITY VALUE PER SHARE   EXCHANGE RATIO
                                   ----------------   -----------   ----------------------   --------------
1 day prior to February 16.......        $7.69         25% - 80%        $ 9.61 - $13.84      0.238 - 0.342
4 weeks prior to February 16.....        $6.75        30% - 100%        $ 8.78 - $13.50      0.217 - 0.334

    PRO FORMA ANALYSES. Robertson Stephens analyzed certain pro forma effects resulting from the merger, including, among other things, the impact of the merger on the projected earnings per share of the combined company for fiscal years 2001 and 2002. The following table summarizes the results of such analysis:


Fiscal Year 2001 estimated earnings per share dilution......   (47.7)%
Fiscal Year 2002 estimated earnings per share accretion.....     3.5%

The actual results achieved by the combined company may vary from projected results and the variations may be material.

    OTHER FACTORS AND COMPARATIVE ANALYSES. In rendering its opinion, Robertson Stephens considered certain other factors and conducted certain other comparative analyses, including, among other things a review of:

    - the history of trading prices and volume for Faroudja common stock for the period from February 10, 1999 to February 16, 2000 and for Sage common stock for the period from November 11, 1999 to February 16, 2000; and

    - selected published analysts' reports on Faroudja and Sage.

    While the foregoing summary describes certain analyses and factors that Robertson Stephens deemed material in its presentation to the Sage board, it is not a comprehensive description of all analyses and factors considered by Robertson Stephens. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Robertson Stephens believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying the Robertson Stephens opinion. Several analytical methodologies were employed and no one method of analysis should be regarded as critical to the overall conclusion reached by Robertson Stephens. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusions reached by Robertson Stephens are based on all analyses and factors taken as a whole and also on application of Robertson Stephens' own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. Robertson Stephens therefore gives no opinion as to the value or merit standing alone of any one or more parts of the analysis it performed. In performing its analyses, Robertson Stephens considered general economic, market and financial conditions and other matters, many of which are beyond the control of Faroudja and Sage. The analyses performed by Robertson Stephens are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Accordingly, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which the business actually may be purchased. Furthermore, no opinion is being expressed as to the prices at which shares of Faroudja common stock or Sage common stock may be traded at any future time.

    The engagement letter between Robertson Stephens and Sage provides that Robertson Stephens is entitled to receive a fee for its services, a substantial portion of which is contingent upon completion of the merger. Sage has also agreed to reimburse Robertson Stephens for certain of its out-of-pocket expenses, including legal fees, and to indemnify and hold harmless Robertson Stephens and its affiliates and any director, employee or agent of Robertson Stephens or any of its affiliates, or any person controlling Robertson Stephens or its affiliates for certain losses, claims, damages, expenses and liabilities relating to or arising out of services provided by Robertson Stephens as financial advisor to Sage. The terms of the fee arrangement with Robertson Stephens, which Sage and Robertson Stephens believe are customary in transactions of this nature, were negotiated at arm's length between Sage and Robertson Stephens, and the Sage board was aware of such fee arrangements, including the fact that a significant portion of the fees payable to Robertson Stephens is contingent upon completion of the merger. Robertson Stephens has provided certain investment banking services to Sage and Faroudja for which it has been paid fees, including acting as lead manager for Sage's initial public offering that took place in November 1999 and acting as lead manager for Faroudja's initial public offering that took place in October 1997. Robertson Stephens maintains a market in the shares of Sage common stock and Faroudja common stock. In the ordinary course of its business, Robertson Stephens may trade in Sage's securities and Faroudja's securities for its own account and the account of its customers and, accordingly, may at any time hold a long or short position in Sage's securities or Faroudja's securities.

    Robertson Stephens was retained based on Robertson Stephens' experience as a financial advisor in connection with mergers and acquisitions and in securities valuations generally, as well as Robertson Stephens' investment banking relationship and familiarity with Sage.

    Robertson Stephens is an internationally recognized investment banking firm. As part of its investment banking business, Robertson Stephens is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes.

OPINION OF FAROUDJA'S FINANCIAL ADVISOR

    Faroudja retained Prudential Volpe, sometimes referred to as PVTG, to render an opinion as to the fairness, from a financial point of view, to the stockholders of Faroudja, of the Exchange Ratio. On February 18, 2000, PVTG delivered its oral opinion to the board of directors of Faroudja, which opinion was confirmed in writing as of such date, to the effect that, as of such date, the Exchange Ratio was fair, from a financial point of view, to Faroudja shareholders. PVTG presented the financial analysis underlying its opinion at a telephonic meeting of the board of directors of Faroudja on February 18, 2000.

    THE FULL TEXT OF PVTG'S WRITTEN OPINION DATED FEBRUARY 18, 2000, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED, AND LIMITATIONS ON THE REVIEW UNDERTAKEN IS ATTACHED AS APPENDIX C TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE TEXT OF THE OPINION. HOLDERS OF FAROUDJA STOCK ARE URGED TO, AND SHOULD, READ THIS OPINION CAREFULLY IN ITS ENTIRETY. THE ENGAGEMENT OF PVTG AND ITS OPINION ARE FOR THE BENEFIT OF THE FAROUDJA BOARD OF DIRECTORS. PVTG'S OPINION ADDRESSES ONLY THE FAIRNESS OF THE EXCHANGE RATIO FROM A FINANCIAL POINT OF VIEW TO THE STOCKHOLDERS OF FAROUDJA AS OF A CERTAIN POINT IN TIME AND IT DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER NOR DOES IT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF FAROUDJA STOCK AS TO HOW TO VOTE WITH RESPECT TO THE MERGER.

    For the purposes of formulating the PVTG opinion, PVTG, among other things:

    - reviewed the February 11, 2000 and February 15, 2000 drafts of the merger agreement;

    - interviewed management of Faroudja and Sage concerning their respective business prospects, financial outlook and operating plans as stand-alone concerns and as a combined enterprise;

    - reviewed certain Faroudja and Sage financial statements and other relevant financial and operating data of Faroudja and Sage prepared by Faroudja and Sage management teams respectively;

    - reviewed the historical stock trading markets for the publicly-traded securities of both Faroudja and Sage;

    - reviewed publicly available information about other publicly-traded companies PVTG deemed comparable and relevant to Faroudja and Sage;

    - reviewed, to the extent publicly available, the financial terms of selected merger and acquisition transactions that PVTG deemed comparable and relevant to the merger; and

    - performed such other studies, analyses and inquiries and considered such other information as PVTG deemed relevant.

    PVTG relied without independent verification upon the accuracy and completeness of all information supplied or otherwise made available to PVTG by Faroudja and Sage and has relied upon the assurances of Faroudja and Sage that all such information supplied or otherwise made available by them is complete and accurate in all material respects and that there is no additional material information known to them that would make any of the information made available to PVTG either incomplete or misleading.

    PVTG was not asked to, and did not, conduct a market survey to determine the interest of other potential acquirers of the Faroudja or otherwise solicit, or assist Faroudja in soliciting, any third party indications of interest in acquiring all or any part of Faroudja. However, PVTG did assist Faroudja in its assessment of an unsolicited third party indication of interest, but did not express an opinion on that proposal. In addition, PVTG expressed no opinion as to the relative merits of the merger as compared to any alternative business strategies that might exist for Faroudja, or the effect of any other transaction in which Faroudja might engage.

    With respect to the projected financial data of Faroudja and the combined company, all of which was provided by or reviewed and approved by the management of Faroudja, PVTG relied upon assurances of Faroudja that such data was prepared on a reasonable basis reflecting the best currently available estimates and judgments of management as to the future financial performance of Faroudja separately and as combined with Sage. With respect to the projected financial data of Sage, all of which was provided by the management of Sage, PVTG similarly relied upon assurances of Sage that all such data provided by management was prepared on a reasonable basis and reflected the best currently available estimates and judgments of management as to the future financial performance of Sage. The opinion of PVTG was based on a number of factors, with particular significance ascribed to the projected financial data and estimates.

    PVTG expressed no opinion and made no investigation with respect to the validity, accuracy or completeness of the information provided to it and did not warrant any projections included in such information. Actual results that Faroudja or Sage might achieve in the future as stand-alone entities or as a combined company may vary materially from those used in PVTG's analysis.

    PVTG assumed that the final merger agreement could be similar in all material respects to the February 15, 2000 draft of the merger agreement.

    PVTG was indifferent to the accounting treatment ultimately utilized in the transaction as it pertained to its opinion.

    PVTG did not make an independent evaluation, appraisal or valuation of any assets or liabilities of Faroudja or Sage, nor was PVTG furnished with any such evaluations, appraisals or valuations. PVTG performed no investigation relating to the representations and warranties made by Faroudja or Sage as documented in the merger agreement, including the representations and warranties made with respect to intellectual property or the status of any litigation pending or threatened against either company. While PVTG believed that its review was an adequate basis for its opinion, its opinion is necessarily based upon market, economic and other conditions that existed and could be evaluated as of the date of its opinion, and any change in such conditions would require a re-evaluation of its opinion.

    PVTG's opinion addresses only the financial fairness of the exchange ratio as of February 18, 2000 and does not address any other terms or conditions of the merger agreement or any related documents, the relative merits of the merger and any alternatives to the merger, Faroudja's decision to proceed with or the effect of the merger, or any other aspect of the merger. PVTG notes that the Exchange Ratio is fixed, with no floor or collar, and the trading price of Sage common stock is volatile. Accordingly, the market value of the consideration received by Faroudja stockholders in the merger may vary significantly from the value of such consideration as of February 18, 2000 and as of the dates used by PVTG in its analysis. No opinion was expressed as to the future trading price or range of prices of any securities of Sage issued prior to or in conjunction with the merger.

    The preparation of a fairness opinion involved various judgments as to appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, PVTG believes that its analyses and the factors utilized in such analyses must be considered as a whole and that considering any portion of such analyses or factors, without considering all analyses and factors could create a misleading or incomplete view of the process underlying its opinion. In its analyses, PVTG made numerous assumptions with respect to industry performance, general business and other conditions and matters, many of which are beyond Faroudja's or Sage's control and are not susceptible to accurate prediction.

    As a customary part of its investment banking business, PVTG engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and valuations for corporate and other purposes. In the ordinary course of their business, PVTG and its affiliates may actively trade in the equity securities of Faroudja or Sage for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    PVTG will receive a fee for rendering its opinion, no portion of which is conditioned upon its opinion being favorable. PVTG has received fees for other services provided to Faroudja and will receive an additional fee based on the aggregate value of the merger consideration, less the fairness opinion fee, contingent upon the closing of the merger. Faroudja has agreed to indemnify PVTG for certain liabilities.

    PVTG's opinion does not constitute a recommendation as to the decision of the board of directors of Faroudja on whether to support the merger and recommend it to Faroudja's stockholders and does not constitute a recommendation to stockholders as to whether to vote in favor of the merger. PVTG's opinion and related materials have been prepared for the use and benefit of the board of directors of Faroudja and may not be used for any other purpose without the written consent of PVTG. PVTG assumes no obligation to update, revise or reaffirm its opinion.

    In arriving at its opinion, PVTG performed a variety of financial analyses, including those summarized herein. The summary set forth below of the analyses does not purport to be a complete description of the analyses performed. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstance. Therefore, such an opinion is not necessarily susceptible to partial analysis or summary description. PVTG believes that its analyses must be considered as a whole and selected portions thereof or portions of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying the PVTG opinion. PVTG made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Faroudja. Any estimates contained in PVTG's analyses are not necessarily indicative of actual results or future results, which may be significantly more or less favorable than suggested by such analyses. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Subject to the foregoing, the following is a summary of the material financial analyses performed by PVTG in connection with the delivery of its opinion.

    STOCK TRADING ANALYSIS. PVTG analyzed historical stock prices of Faroudja in relation to the implied per share consideration offered by Sage. Since Faroudja's initial public offering of common stock in October 1997, the closing price of Faroudja common stock ranged between $2.06 and $12.38 with a median of $4.25. Looking at a more recent trading range, the closing price of Faroudja common stock ranged between $2.75 per share and $8.75 per share, with a median price of $4.06, during the six months ended February 17, 2000. PVTG noted that the implied consideration of $11.40 per share of Faroudja common stock, based on Sage's closing price on February 17, 2000, represented a 30.3% premium to the closing price of Faroudja common stock on the same day. The implied consideration of $11.83 per share of Faroudja common stock, based on Sage's 10-day average price through February 17, 2000 of $41.50, represented a 53.4% premium to Faroudja's 10-day average price for the same period of $7.71. The implied consideration of $9.31 per share of Faroudja common stock, based on Sage's 30-day average price through February 17, 2000 of $32.68, represented a 39.2% premium to Faroudja's 30-day average price of $6.69. PVTG noted that the 0.285 exchange ratio is above the
0.219 exchange ratio of the relative stock prices on February 17, 2000 and above the median exchange ratio of 0.211, during the period from November 11, 1999 (date of Sage's initial public offering) to February 17, 2000.

    COMPARABLE PUBLICLY TRADED COMPANY ANALYSIS. PVTG compared certain financial information of Faroudja with eight publicly-traded semiconductor display chip companies it deemed comparable to Faroudja. The semiconductor display chip companies provide products to the projector, flat panel display and television manufacturing industry. The financial information reviewed by PVTG included projected 2000, 2001 and latest 12-months earnings; projected 2000 and latest 12-months revenues, earnings before interest, taxes, depreciation and amortization (sometimes referred to as EBITDA), and earnings before interest and taxes (sometimes referred to as EBIT); book value; market value (defined as stock price multiplied by shares outstanding); and enterprise value (defined as market value plus debt less cash). Financial information was obtained from Faroudja management, Sage management and various public sources.

    PVTG noted that, based on closing stock prices as of February 17, 2000, the enterprise value of the semiconductor display chip companies traded in a range of 2.6x to 23.9x latest 12-months revenues (with a median of 6.5x), 1.7x to 60.2x estimated 2000 revenues (with a median of 5.3x), 12.5x to 54.3x latest 12-months EBITDA (with a median of 36.5x) and 16.4x to 71.9x EBIT (with a median of 39.4x). The equity value of the semiconductor display chip companies implied from closing stock prices as of February 17, 2000 provided a range of 23.0x to 80.3x latest 12-months earnings (with a median of 33.1x), 20.8x to 92.8x estimated 2000 earnings (with a median of 53.5x), 14.9x to 71.3x estimated 2001 earnings (with a median of 38.7x), and 3.3x to 27.8x book value (with a median of 8.3x).

    The values derived from applying a multiple of equity value to latest 12-months earnings and enterprise value to latest 12-months EBITDA and latest 12-months EBIT were determined by PVTG to be "non-meaningful" based on negative financial results. Excluding these values, the analysis of comparable publicly-traded companies yielded a range of per share values for Faroudja of $3.68 to $85.17 with a median of $9.92. The corresponding range of implied exchange ratios is 0.092 to 2.129, with a median of 0.248. PVTG noted that the
0.285 exchange ratio is within this range and above the median implied exchange ratio.

    GROWTH RATIO ANALYSES. PVTG analyzed the ratio of multiples of comparable publicly-traded companies to their projected growth rates. The analysis computes Faroudja's implied value by applying the ratios to Faroudja's operating performance statistics and projected growth rate. PVTG considered the ratio of enterprise value to estimated 2000 revenue as a multiple of projected growth for the comparable publicly-traded companies noted above. Based on this analysis, the implied per share value of equity ranged from $0.70 per share to $24.31 per share (with a median of $7.89 per share). The corresponding implied exchange ratio ranged from 0.018 to 0.608, with a median of 0.197. PVTG noted that the
0.285 exchange ratio is within this range and above the median implied exchange ratio. PVTG also considered the ratio of equity value to estimated 2000 earnings as a multiple of projected growth for the comparable publicly-traded companies noted above. Based on this analysis, the implied per share value of equity ranged from $2.57 per share to $11.85 per share (with a median of $5.70 per share). The corresponding implied exchange ratio ranged from 0.064 to 0.296, with a median of 0.143.

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PVTG noted that the 0.285 exchange ratio is within this range and above the median implied exchange ratio.

    COMPARABLE TRANSACTIONS ANALYSIS. PVTG analyzed the consideration paid in several merger and acquisition transactions which PVTG deemed to be reasonably similar to the merger, and considered the multiples of the acquired entity's enterprise value to latest 12-months revenue and equity value to book value at the time of each transaction, based upon publicly-available information for such transactions. The enterprise value of these transactions ranged from 0.2x to 35.1x latest 12-months revenues (with a median of 1.9x). The equity value to book value multiple ranged from 1.1x to 3.8x book value (with a median of 1.3x).

    The application of other multiples either produced non-meaningful indications of value based on negative financial results, or was based on insufficient data points. Applying such multiple to Faroudja's latest 12-months revenue and book value resulted in an implied range for the equity value per share of $2.36 to $37.25 and corresponding implied exchange ratios of 0.059 to
0.931. PVTG noted that the 0.285 exchange ratio is within this range.

    COMPARABLE TRANSACTIONS PREMIUMS ANALYSIS. PVTG analyzed the premiums paid in selected semiconductor display chip company transactions and in merger and acquisition transactions generally, based on dates and periods prior to the date the transaction was announced, and compared them to the implied premium represented by the exchange ratio of 0.285 and the closing stock prices of Sage and Faroudja on February 17, 2000. For comparable transactions, the one-day premiums ranged from 31.3% to 38.3% (with a median of 37.6%). One-month premiums for comparable transactions ranged from -0.1% to 50.8% (with a median of 23.9%). PVTG also analyzed the premiums of all public to public transactions between $75 and $150 million from January 1, 1998 through February 17, 2000. For all transactions meeting this criteria, one-day premiums ranged from -29.1% to 300.0% (with a median of 23.7%) and one-month premiums ranged from -43.8% to 273.2% (with a median of 37.4%).

    The one-day premium per share valuation for the comparable transactions yielded a range of equivalent per share values from $11.49 per share to $12.10 per share (with a median of $12.04). The corresponding implied exchange ratios ranged from 0.287 to 0.303 (with a median of 0.301). The one-month premium per share valuation for comparable transactions yielded a range of equivalent values from $6.49 per share to $9.80 per share (with a median of $8.06 per share). The corresponding implied exchange ratios ranged from 0.162 to 0.245, with a median of 0.202. PVTG noted that the 0.285 exchange ratio is within these ranges.

    For all transactions, the one-day equivalent premium per share values ranged from $6.21 per share to $35.00 per share (with a median of $10.83 per share). The corresponding implied exchange ratios ranged from 0.155 to 0.875, with a median of 0.271. The one-month equivalent premium per share values ranged from $3.65 to $24.26 per share (with a median of $8.93 per share). The corresponding implied exchange ratios ranged from 0.091 to 0.607 (with a median of 0.223). PVTG noted that the 0.285 exchange ratio is within this range and above both median implied exchange ratios.

    CONTRIBUTION ANALYSIS. PVTG performed a valuation analysis of Faroudja based on Sage's and Faroudja's relative contributions to various measures of operational activity. The relative contribution was adjusted for the differences in the capital structures of the two companies. This analysis was based on historical financial data as well as the projections for each respective business as if each were operating independently. The per share valuation results of the analysis ranged from $21.68 to $87.85 (with a median of $29.05). The corresponding implied exchange ratios ranged form 0.542 to 2.196, with a median of 0.726. PVTG noted that the 0.285 exchange ratio is below this range.

    DISCOUNTED CASH FLOW ANALYSIS. PVTG considered the results of a discounted cash flow analysis of Faroudja. PVTG calculated the net present value of the company's projected five-year stream of

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unlevered free cash flows and projected terminal value multiple of 2004 net income based on the financial projections provided to PVTG by the company. PVTG applied discount rates of 18.2%, 20.2% and 22.2% and net income exit multiples of 14.9x, 16.9x and 18.9x. This analysis resulted in a range of implied share prices of $9.67 to $13.32 (with a median of $11.41), reflecting implied exchange ratios of 0.242 and 0.333 (with a median of 0.285), respectively. PVTG noted that the 0.285 exchange ratio is within this range and at the median implied exchange ratio.

    SUMMARY. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, PVTG considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Selecting any portion of the analysis, without considering all of the analyses, would create an incomplete view of the process underlying its opinion. In addition, PVTG may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be PVTG's view of the actual value of Faroudja.

    The analyses performed by PVTG are not necessarily indicative of actual value, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of PVTG's analysis of the fairness of the exchange ratio of 0.285, from a financial point of view to the stockholders of Faroudja. The analyses do not purport to be appraisals or to reflect the prices at which Faroudja might actually be purchased. Because such estimates are inherently subject to uncertainty, none of Faroudja, Sage, PVTG or any other person assumes responsibility for their accuracy. Consequently, the PVTG analyses described herein should not be viewed as determinative of the opinion of the Faroudja board of directors with respect to the value of Faroudja or of whether the Faroudja board of directors or the Sage board of directors would have been willing to agree to a different price.

INTERESTS OF MANAGEMENT IN THE MERGER

    GENERAL. Executive officers and members of the boards of both Sage and Faroudja have interests in the merger that differ from the interests of their stockholders generally. Both boards were aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby.

    INDEMNIFICATION AND INSURANCE. The merger agreement provides that Sage will indemnify each present and former director or officer of Faroudja or any of its subsidiaries to the extent that they are indemnified by Faroudja prior to the merger with respect to liabilities for acts or omissions occurring at or prior to the date of the merger. The merger agreement also provides that Sage will assume any indemnification agreements in effect on the date of the merger and that Sage will maintain Faroudja's current directors' and officers' liability insurance coverage on terms no less favorable than the policy in effect on February 18, 2000 for three years after the date of the merger. However, neither Sage nor the surviving corporation will be obligated to expend an annual premium for such coverage in excess of $220,550.

    OPTIONS. At the time of the merger all unvested Faroudja stock options will vest and become immediately exercisable in accordance with the terms of the stock options plans under which they were granted. Options to purchase approximately 1,800,846 shares of Faroudja common stock will be immediately exercisable.

    DIRECTORS AND EXECUTIVE OFFICERS. At the time of the merger, Sage will appoint Glenn Marschel, Jr., Faroudja's Co-Chairman, President and Chief Executive Officer, to be a director of Sage. There is no assurance that Mr. Marschel will continue as the Chief Executive Officer of Faroudja. Sage and

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Mr. Marschel are currently engaged in negotiations over his executive role after the merger in the combined company. In the event that his services are not required and his employment contract is terminated, Sage may be required to pay severance expenses.

EFFECTIVE TIME

    The merger will occur upon the filing of a certificate of merger with the Secretary of State of the State of Delaware. The time the certificate is filed is referred to as the "Effective Time." The filing of the certificate of merger is required to occur no later than the second business day after the satisfaction or waiver of the closing conditions set forth in the merger agreement.

OTHER EFFECTS OF THE MERGER; DELISTING OF FAROUDJA SHARES

    After the merger, Faroudja stockholders will become stockholders of Sage. The rights of all such stockholders will be governed by the certificate of incorporation and bylaws of Sage. For a description of the difference between the rights of Sage and Faroudja stockholders, see "Comparison of Rights of Sage Stockholders and Faroudja Stockholders."

    If the merger is consummated, shares of Faroudja common stock will cease to be listed on the Nasdaq National Market. In addition, Faroudja will deregister the Faroudja common stock under the Exchange Act and, accordingly, will no longer be required to file periodic reports pursuant to the Exchange Act.

NO APPRAISAL RIGHTS

    Under Delaware corporate law, holders of Faroudja common stock are not entitled to appraisal rights in connection with the merger because, on the record date, Faroudja common stock was designated and quoted for trading on the Nasdaq National Market and will be converted into shares of Sage common stock, which at the effective time of the merger will be listed on the Nasdaq National Market.

    Holders of Sage common stock prior to the merger are also not entitled to appraisal rights in connection with the merger.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

    In the opinion of Buchalter, Nemer, Fields & Younger, a professional corporation, special counsel to Faroudja, and Morrison & Foerster LLP, special counsel to Sage, the following is a discussion of the material United States federal income tax consequences of the merger to holders of Faroudja common stock, assuming that the merger is effected as described in the merger agreement and this joint proxy statement/prospectus. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended, existing regulations and current administrative rulings and court decisions, all of which are subject to change, which may or may not be retroactive. Any such change could alter the tax consequences to you. This discussion does not address all federal income tax consequences of the merger that may be relevant to particular holders, including holders who are subject to special tax rules such as dealers in securities, foreign persons, mutual funds, insurance companies, tax-exempt entities, holders who are subject to the alternative minimum tax provisions of the Internal Revenue Code, holders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions, holders who hold their shares as a hedge or as part of a hedging, straddle or other risk reduction strategy, and holders who do not hold their shares as capital assets. In addition, the following discussion does not address the tax consequences of the merger under state, local and foreign tax laws or the tax consequences of transactions effectuated prior to or after the merger, whether or not such transactions are in connection with the merger. Accordingly, you are urged to consult your own tax adviser regarding the federal income tax consequences of the merger to you in

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light of your personal circumstances and the consequences to you under state, local and foreign tax laws.

    Sage's and Faroudja's obligations to complete the merger are conditioned on, among other things, Sage's receipt of an opinion dated as of the completion of the merger from Morrison & Foerster LLP and Faroudja's receipt of an opinion dated as of the completion of the merger from Buchalter, Nemer, Fields & Younger, a professional corporation, in each case stating that the merger will constitute a tax-free reorganization under Section 368(a) of the Internal Revenue Code. Alternatively, this condition will also be satisfied upon the delivery of such tax opinion to Sage and Faroudja from either Morrison & Foerster LLP or Buchalter, Nemer, Fields & Younger, a professional corporation. The opinions of counsel to be provided at the completion of the merger will be based on then existing law, will assume the absence of changes in existing facts and will rely on assumptions, representations and covenants, including those contained in certificates executed by officers of Sage, Faroudja and Finland Merger Sub and dated as of the completion of the merger. No ruling from the Internal Revenue Service has been or will be requested in connection with the merger. In addition, the tax opinions to be delivered at the completion of the merger are not binding on the Internal Revenue Service and no assurance can be given that the Internal Revenue Service will not adopt a contrary position or that a contrary position would not be sustained by a court.

    TAX IMPLICATIONS TO FAROUDJA STOCKHOLDERS.

    - You will not recognize any gain or loss upon the receipt of Sage common stock for your Faroudja common stock pursuant to the merger, other than with respect to cash received in lieu of fractional shares of Sage common stock;

    - The aggregate basis of the shares of Sage common stock you receive in the merger, including any fractional share you are deemed to receive, will be the same as the aggregate basis of the shares of Faroudja common stock you surrendered in exchange;

    - The holding period of the shares of Sage common stock you receive in the merger will include the holding period of the shares of Faroudja common stock you surrendered in exchange; and

    - You will recognize gain or loss with respect to the cash you receive instead of a fractional share interest in Sage common stock. Your gain or loss will be equal to the difference, if any, between the portion of your basis allocable to the fractional shares and the amount of cash you receive for them. The gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if you have held your shares of Faroudja common stock for more than one year at the effective time of the merger.

ACCOUNTING TREATMENT OF THE MERGER

    Sage intends to account for the merger with Faroudja as the accounting acquiror in a purchase business combination for financial reporting and accounting purposes, under generally accepted accounting principles. After the merger, the results of operations of Faroudja will be included in the consolidated financial statements of Sage.

RESALE RESTRICTIONS AND LOCKUP AGREEMENTS

    Sage common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act of 1933, except for shares issued to any Faroudja stockholder who may be deemed to be an "affiliate" of Faroudja or Sage for purposes of Rule 145 under the Securities Act. Each such affiliate receiving Sage shares in the merger has agreed not to transfer any Sage common stock received in the merger except in compliance with the resale provisions of Rule 144 or 145 under the Securities Act or as otherwise permitted under the Securities Act. This proxy statement/prospectus

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does not cover resales of Sage common stock received by any person upon completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

DIVIDEND POLICY

    Neither Sage nor Faroudja has ever paid dividends to its stockholders and Sage does not expect to pay dividends for the foreseeable future.

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                              THE MERGER AGREEMENT

    THE FOLLOWING IS A BRIEF SUMMARY OF THE MATERIAL PROVISIONS OF THE MERGER AGREEMENT. SAGE AND FAROUDJA URGE YOU TO READ THE ENTIRE MERGER AGREEMENT, WHICH IS ATTACHED AS APPENDIX A TO THIS JOINT PROXY STATEMENT/PROSPECTUS. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE MERGER AGREEMENT.

THE MERGER

    At the effective time of the merger agreement, Finland Merger Sub, a wholly owned subsidiary of Sage, will merge with and into Faroudja. As a result of the merger, Faroudja will become a wholly owned subsidiary of Sage.

CONVERSION OF SECURITIES

    Each share of Faroudja common stock issued and outstanding immediately before the effective time of the merger will automatically convert into the right to receive 0.285 shares of Sage common stock. If a stock split, stock dividend or similar transaction takes place before the effective time of the merger, the exchange ratio will adjust accordingly. Sage will not issue any fractional shares. Instead of receiving a fractional share, a Faroudja stockholder will receive cash equal to the same fraction of the average closing price of the Sage common stock for the ten trading days immediately preceding the last full trading day prior to the merger.

TREATMENT OF FAROUDJA STOCK OPTIONS AND WARRANTS

    At the closing, Sage will assume each outstanding option to purchase shares of Faroudja common stock that is then outstanding and unexercised, whether or not vested. Each option will continue to have the same terms and conditions as before the closing, except that the option will be fully vested and exercisable in accordance with its terms, for the number of shares of Sage common stock equal to the number of shares of Faroudja common stock purchasable under the original option multiplied by 0.285. The exercise price per share of Sage common stock of the assumed Faroudja options will be equal to the exercise price per share of Faroudja common stock set forth in the original Faroudja options divided by 0.285.

    On February 18, 2000, options to purchase a total of 1,820,846 shares of Faroudja common stock were outstanding, at pre-conversion exercise prices ranging from $1.160 to $10.375 per share.

    Under the Faroudja Employee Stock Purchase Plan purchase rights outstanding prior to the effective time of the merger will be exercised into Faroudja common stock under the terms of the plan, and then each share of common stock purchased under the plan will be exchanged for shares of Sage common stock after application of the exchange ratio. The Faroudja Employee Stock Purchase Plan will then be terminated.

    Faroudja outstanding warrants held by Yves Farouda will under their terms convert into the right to receive Sage common stock instead of Faroudja common stock at the Exchange Ratio. Mr. Faroudja will also have registration rights with respect to the shares issuable upon conversion of the warrants.

EXCHANGE OF SHARES

    Sage will retain the services of a bank or trust company reasonably acceptable to Faroudja to act as exchange agent to facilitate the exchange of shares. After the effective time, the exchange agent will mail a letter of transmittal and instructions to each holder of record of Faroudja common stock. When a Faroudja stockholder surrenders share certificates to the exchange agent, the stockholder will receive a certificate for a number of whole shares of Sage common stock equal to the exchange ratio multiplied by the number of shares of Faroudja common stock surrendered, plus a check for any

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dividends declared and paid on Sage common stock after the effective time, and the value of fractional shares.

FAROUDJA STOCKHOLDERS SHOULD NOT SEND IN THEIR FAROUDJA STOCK CERTIFICATES UNTIL
  THEY RECEIVE A LETTER OF TRANSMITTAL.

    Stockholders who request that the shares of Sage common stock be issued in a different name than the one on the Faroudja stock certificates they surrender must pay any transfer or other taxes required by the change or demonstrate that the tax is not applicable.

    The stock transfer books of Faroudja will close at the effective time and no further transfers of Faroudja shares will take place. After the effective time, Faroudja certificates surrendered in accordance with the merger agreement will be cancelled and exchanged for Sage shares.

REPRESENTATIONS AND WARRANTIES

    In the merger agreement Faroudja and Sage have made a number of representations and warranties about their businesses, financial condition, structure and other facts pertinent to the merger.

    Faroudja made representations and warranties relating to the following:

    - its corporate organization and similar matters;

    - its subsidiaries;

    - its capital structure;

    - Faroudja's authority to enter into the merger agreement, the enforceability of the merger agreement, the receipt of required consents, approvals, orders and authorizations from governmental authorities relating to the merger agreement and the absence of conflict between the requirements of the merger agreement and Faroudja's obligations under other contracts;

    - Faroudja's compliance with applicable laws and maintenance of, and compliance with, all necessary permits;

    - documents filed by Faroudja with the Securities and Exchange Commission, the accuracy of information contained in those documents and the absence of undisclosed liabilities;

    - the absence of material changes or events;

    - the absence of litigation that could materially harm Faroudja;

    - the absence of changes in Faroudja's benefit plans;

    - matters relating to the Employee Retirement Income Security Act;

    - the accuracy of information supplied by Faroudja in connection with this proxy statement/ prospectus and the registration statement of which it is a part;

    - the absence of agreements, commitments, judgments or any other restrictions on Faroudja's business activities;

    - matters relating to Faroudja's title to real and personal property;

    - the filing of tax returns and payment of taxes and the absence of any action likely to prevent the merger from qualifying as a reorganization under Section 368(a) of the Internal Revenue Code;

    - environmental matters;

    - the engagement and payment of fees of brokers, investment bankers, finders and financial advisors;

    - matters related to intellectual property;

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    - material agreements, contracts and commitments of Faroudja;

    - matters related to insurance;

    - the receipt of the opinion of Faroudja's financial advisor that from a financial point of view the merger is fair to the holders of Faroudja's common stock;

    - board approval and recommendation of fairness;

    - stockholder voting requirements necessary to approve the merger; and

    - the satisfaction of any state takeover statute requirements.

    Sage and Finland Merger Sub made representations and warranties relating to the following:

    - their corporate organization and similar matters;

    - their subsidiaries;

    - their capital structure;

    - their authority to enter into the merger agreement, the enforceability of the merger agreement, the receipt of required consents, approvals, orders and authorizations from governmental authorities relating to the merger agreement and the absence of conflict between the requirements of the merger agreement and obligations of Sage and Finland Merger Sub under other contracts;

    - Sage's compliance with applicable laws and maintenance of, and compliance with, all necessary permits;

    - documents filed by Sage with the Securities and Exchange Commission, the accuracy of information contained in those documents and the absence of undisclosed liabilities;

    - the absence of material changes or events;

    - the absence of litigation that could materially harm Sage;

    - the absence of changes in Sage's benefit plans;

    - the accuracy of information supplied by Sage in connection with this proxy statement/prospectus and the registration statement of which it is a part;

    - the absence of agreements, commitments, judgments or any other restrictions on Sage's business activities;

    - matters relating to Sage's title to real and personal property;

    - the filing of tax returns and payment of taxes;

    - environmental matters;

    - the engagement and payment of fees of brokers, investment bankers, finders and financial advisors;

    - matters related to intellectual property;

    - material agreements, contracts and commitments of Sage;

    - matters related to insurance;

    - the receipt of the opinion of Sage's financial advisor that from a financial point of view the merger is fair to the holders of Sage's common stock;

    - board approval and recommendation of fairness; and

    - stockholder voting requirements necessary to approve the merger

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COVENANTS

    Faroudja has agreed that prior to the effective time it will carry on its business in the ordinary course and will not, in general terms, do any of the following without Sage's consent:

    - waive any stock repurchase rights, accelerate, amend or change any period of exercisability of options or restricted stock, or reprice options or authorize cash payments in exchange for any options;

    - grant any severance or termination pay to any officer or employee, other than in accordance with existing agreements or policies;

    - transfer or license any intellectual property or extend, amend or modify any rights related to Faroudja's intellectual property, other than in the ordinary course of business in connection with Faroudja's sale of products in standard distribution channels;

    - sell or exclusively license any intellectual property;

    - pay dividends, split or redeem its stock;

    - purchase, redeem or otherwise acquire any Faroujda shares, other than in accordance with stock option or employment agreements;

    - issue new stock or borrow against its stock, other than grants of stock options to employees and issuances of shares of stock upon the exercise of options;

    - amend its charter documents or bylaws;

    - engage in any business combination or acquire any business or assets or enter into any joint venture, strategic partnership or alliances;

    - sell, lease, encumber or otherwise dispose of any assets, or pledge them as security, except for sales, leases or dispositions which are in the ordinary course of business and not material to Faroudja;

    - borrow money, guaranty an obligation or make a loan, except in the ordinary course of business;

    - enter into a new benefit plan or change an existing plan;

    - make any special payments to any director or employee or increase cash compensation or benefits to any director, officer, employee or consultant;

    - pay or settle any claim, except in the ordinary course of business or as disclosed in Faroudja's financial statements filed with the Securities and Exchange Commission;

    - make any capital expenditures, other than in the ordinary course of business or as payment for professional services in connection with the merger not in excess of $2,350,000;

    - amend or terminate, or waive material rights or claims under, any material contract, other than in the ordinary course of business;

    - enter into or materially change any contracts or obligations related to the distribution, sale, license or marketing of Faroudja's products or products licensed by Faroudja;

    - revalue any assets or, except as required by generally accepted accounting principles, make any change in accounting methods;

    - enter into any agreement, contract or commitment in excess of $250,000 individually, other than in the ordinary course of business;

    - engage in any action that would cause the merger to fail to qualify as a reorganization within the meaning of the Internal Revenue Code; or

    - make any tax election that is reasonably likely to increase Faroudja's tax liability.

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    Sage has agreed that during the period leading up to the effective time it will not do any of the following, without Faroudja's consent, except to the extent such an action is required to consummate the merger:

    - pay dividends;

    - purchase, redeem or otherwise acquire any shares, other than in accordance with stock option or employment agreements;

    - engage in any business combination or acquire any business or other person, other than in the ordinary course of business or in a single acquisition involving a purchase price of less than $25 million;

    - engage in any action that would cause the merger to fail to qualify as a reorganization within the meaning of the Internal Revenue Code; or

    - revalue any assets or, except as required by generally accepted accounting principles, make any change in accounting methods.

    Sage and Faroudja have mutually agreed that they will not take any action that would prevent the satisfaction of any condition to the closing of the merger. They have also each agreed to promptly advise each other of any representation or warranty becoming untrue, or of any event likely to lead to a material adverse change in its business.

NO SOLICITATION

    Faroudja has agreed not to take actions to solicit bids or takeover proposals, or to participate in any discussion or negotiation of a "takeover proposal." Faroudja may in certain circumstances, however, respond to an unsolicited proposal that is superior to Sage's proposal and engage in negotiations regarding the proposal, provided Faroudja must immediately advise Sage of the takeover proposal.

ADDITIONAL AGREEMENTS--DIRECTORS OF SAGE FOLLOWING THE CLOSING

    Sage and Faroudja have also agreed that, at the closing, Sage will appoint Glenn W. Marschel, Jr. Faroudja's Co-Chairman, President and Chief Executive Officer, to be a director of Sage.

    Immediately following the closing, Sage's board of directors will consist of the following people: Chandrashekar M. Reddy, Michael A. Gumport, N. Damodar Reddy, Kenneth Tai and Glenn W. Marschel, Jr.

    Sage and Faroudja have agreed to use commercially reasonable best efforts to bring about the merger.

EMPLOYEE BENEFIT PLANS

    Within the first year after the effective time of the merger, Sage intends to review the employment packages offered by both Sage and Faroudja. There are a number of differences in the coverage and benefits provided to the employees of Sage and Faroudja. Sage also intends to conduct a compensation study to identify more realistic current salary levels in relation to responsibilities. It is expected that the end result will be a single integrated salary and benefits structure under the Sage group umbrella. At the time of filing of this joint proxy statement/prospectus, Sage's benefits advisors had not yet evaluated or compared the plans of Sage and Faroudja or made any recommendations to Sage. Sage expects that the resulting salary and benefits package will not be worse overall than those currently offered to Faroudja employees before completion of the merger and Sage desires to retain all current employees. Sage intends to honor continuity of service and expects that all Faroudja employees will become employees of Sage.

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CONDITIONS

    Neither Sage nor Faroudja will be obligated to complete the merger unless certain conditions are satisfied or are waived, including the following:

    - holders of the requisite majority of Sage common stock and Faroudja common stock must approve the merger;

    - holders of the requisite majority of Sage common stock and Faroudja common stock must approve the merger agreement;

    - the shares of Sage common stock issuable to Faroudja stockholders in the merger shall have been registered under the Securities Act and approved for quotation on the Nasdaq National Market;

    - no legal restraints or prohibitions may exist or be pending which prevent the consummation of the merger or have the effect of making the merger illegal;

    - Sage and Faroudja must each receive an opinion from their respective tax counsel stating that, for United States federal income tax purposes, the merger will qualify as a reorganization within the meaning of the Internal Revenue Code; and

    - no court or administrative body will have issued or have pending an injunction or other order, decree or ruling that would prohibit or restrict the completion of the merger.

ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF SAGE

    The obligations of Sage and Finland Merger Sub to effect the merger are also subject to the satisfaction or waiver of the following additional conditions:

    - Faroudja's representations and warranties remain true on the closing date;

    - Faroudja has performed in all material respects all of its obligations;

    - each of the "affiliates" of Faroudja has entered into an affiliate agreement with Sage which is in full force;

    - Faroudja has obtained all necessary consents, waivers and approvals; and

    - there is no litigation that could have a material adverse effect on Faroudja or the merger.

ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF FAROUDJA

    Faroudja is not obligated to complete the merger unless the following additional conditions are satisfied or waived by Faroudja:

    - the representations and warranties of Sage and Finland Merger Sub remain true on the closing date;

    - Sage and Finland Merger Sub have performed in all material respects all their respective obligations;

    - Glenn W. Marschel, Jr., President and Chief Executive Officer of Faroudja, must have been appointed to the board of directors of Sage; and

    - Sage and certain of Faroudja's stockholders must have entered into a registration rights agreement for piggyback registration rights.

    If a condition is not satisfied because a party failed to use reasonable efforts to bring the merger to a close, the same party cannot use the failure of the condition to avoid its obligations under the merger agreement.

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TERMINATION

    TERMINATION GENERALLY. The merger agreement may be terminated at any time prior to the closing, whether before or after the Faroudja stockholder approval or Sage stockholder approval of the merger agreement, as follows:

    - by mutual written consent of Sage and Faroudja;

    - by either Sage or Faroudja:

       - if the merger is not completed by June 30, 2000;

       - if a court or other governmental authority issues a non-appealable final order, decree or ruling or takes other action which permanently restrains, enjoins or otherwise prohibits the merger;

       - if the Faroudja stockholders do not approve the merger;

       - if the Sage stockholders do not approve the merger; or

       - if the other party materially breaches any of its representations, warranties or obligations under the merger agreement.

    - by Sage:

       - if the board of directors of Faroudja withdraws, modifies or changes its recommendation to the Faroudja stockholders in a manner adverse to Sage;

       - if the board of directors of Faroudja recommends to its stockholders a takeover proposal or similar business transaction other than the merger; or

       - if a tender offer or exchange offer for 15% or more of Faroudja's common stock is commenced and the board of Faroudja recommends the offer to its stockholders.

    EFFECT OF TERMINATION; EXPENSES; TERMINATION FEE. If the merger agreement terminates, Sage and Faroudja will each continue to have an obligation to keep the other party's nonpublic information confidential, and the parties will have the obligation to share equally the costs and expenses incurred in connection with the filing, printing and mailing of this joint proxy statement/prospectus. In addition, Faroudja may be required to pay Sage a termination fee of $4.5 million if Sage terminates the merger agreement as a result of the board of directors of Faroudja withdrawing, modifying or changing its recommendation to the Faroudja stockholders in a manner adverse to Sage, the board of directors of Faroudja recommending to the stockholders a takeover proposal or similar business transaction other than the merger, or the commencement of a tender offer or exchange offer for 15% or more of Faroudja's common stock, which offer the board of Faroudja recommends to its stockholders. The termination fee will be due within five business days after the termination of the merger agreement by Sage as described in this paragraph.

EXPENSES

    Each of Sage and Faroudja will bear all expenses it incurs in connection with the merger, except that Sage and Faroudja will share equally the costs of filing with the Securities and Exchange Commission the registration of which this joint proxy statement/prospectus is a part and printing and making this joint proxy statement/prospectus.

AMENDMENT

    The merger agreement may be amended, either before or after the stockholders of Faroudja or Sage approve the merger, by an instrument in writing signed by the parties. However, after the stockholders of either party approve the merger, any later amendment which by law requires stockholder approval may only be made with such approval.

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                                1997 STOCK PLAN

    THIS SECTION OF THE JOINT PROXY STATEMENT/PROSPECTUS DESCRIBES THE PROPOSALS TO AMEND SAGE'S 1997 STOCK PLAN. TO THE EXTENT THAT THE PROPOSALS RELATE TO THE 1997 STOCK PLAN AND THE TERMS OF THE PLAN, THE FOLLOWING DESCRIPTION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE 1997 STOCK PLAN, WHICH IS ATTACHED AS AN APPENDIX F-1 TO THIS JOINT PROXY STATEMENT/PROSPECTUS. YOU ARE URGED TO READ THE 1997 STOCK PLAN IN ITS ENTIRETY.

    Sage's stockholders are being asked to approve an amendment to Sage's 1997 Stock Plan that will (A) increase the maximum number of shares of common stock authorized for issuance under the 1997 Stock Plan (1) in the event of, and conditional upon, the completion of the merger, by an additional 2,000,000 shares from 2,237,333 shares to 4,237,333 shares to meet Sage's current obligations and its need for a bigger incentive pool for the larger employee base after the merger OR (2) in the event that the merger is not completed, by an additional 1,000,000 shares from 2,237,333 shares to 3,237,333 shares to meet Sage's current obligations, and (B) limit the maximum number of options and stock appreciation rights that may be awarded to an employee in any one fiscal year of Sage to ensure compliance with the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended.

    The 1997 Stock Plan was adopted by Sage's board of directors and approved by its stockholders on November 4, 1997. The amendments to the 1997 Stock Plan for which stockholder approval are now being sought were adopted by Sage's board in February 2000 and April 2000, subject to stockholder approval at the Sage special meeting.

1997 STOCK PLAN

    The 1997 Stock Plan provides for the grant of options intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, and for other awards consisting of nonqualified stock options, stock appreciation rights, sales or bonuses of restricted stock, dividend equivalent rights, performance units or performance shares. Without giving effect to the proposed amendment, a total of 2,237,333 shares of common stock have been reserved for issuance under the 1997 Stock Plan. As of February 15, 2000, options to purchase a total of 1,153,600 shares had been awarded under the 1997 Stock Plan, and 1,083,733 shares remained available for future grant. The board of directors or a committee designated by the board is authorized to administer the 1997 Stock Plan, including selecting the individuals eligible for awards, setting the terms of such awards, amending the terms of awards and interpreting the terms of, and adoption of rules for, the 1997 Stock Plan. The maximum term of any incentive stock option granted under the 1997 Stock Plan is ten years, except that with respect to incentive stock options granted to a person possessing more than 10% of Sage's combined voting power or the combined voting power of any parent or subsidiary, referred to as a "10% Stockholder", will not have a term greater than five years. The term of other awards shall be as stated in the agreement evidencing the award.

    The exercise price of incentive stock options granted under the 1997 Stock Plan must be at least 100% of the fair market value of the common stock on the grant date except that the exercise price of incentive stock options granted to a 10% Stockholder must be at least 110% of such fair market value on the grant date. The exercise price of any other award granted under the 1997 Stock Plan may be determined in the discretion of the plan administrator. The aggregate fair market value on the date of grant of the common stock for which incentive stock options are exercisable for the first time by an employee during any calendar year may not exceed $100,000. The individual agreements under the 1997 Stock Plan may provide for repurchase rights for Sage. The 1997 Stock Plan will terminate in 2007, unless earlier terminated by the board of directors of Sage.

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1999 EMPLOYEE STOCK PURCHASE PLAN

    Sage's 1999 Employee Stock Purchase Plan qualifies as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code and provides Sage's employees with an opportunity to purchase common stock through payroll deductions. Under the 1999 Employee Stock Purchase Plan, Sage's board of directors or a committee designated by the board from time to time shall grant to eligible employees the right to participate in an offering of common stock under the employee stock purchase plan during certain offering periods. Sage expects that on the first day of each offer period, a participating employee will be granted purchase rights which are a form of option to be automatically exercised on the forthcoming exercise dates within the offer period during which deductions will be made from the pay of the participants. When a purchase right is exercised, the participant's withheld salary will be used to purchase shares of Sage's common stock. The price per share at which shares of common stock in Sage are to be purchased under the 1999 Employee Stock Purchase Plan during any offering period will be the lesser of:

    - 85% of the fair market value of Sage's common stock on the date of the grant of the option (the commencement of the offer period); or

    - 85% of the fair market value of Sage's common stock on the exercise date.

    All of Sage's employees whose customary employment is for more than five months in any calendar year and more than 20 hours per week are eligible to participate. Employees subject to the rules or laws of a foreign jurisdiction that prohibit or make impractical the participation of such individuals in the plan are not eligible to participate. Certain additional limitations on the amount of common stock which may be purchased during any calendar year are imposed by the Internal Revenue Code. The 1999 Employee Stock Purchase Plan is administered by board of directors or a committee designated by the board, which shall have the authority to administer the employee stock purchase plan and to resolve all questions relating to its administration.

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                       DESCRIPTION OF SAGE CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

    Sage's authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share and 10,000,000 shares of preferred stock, par value $0.01 per share. In November 1999, Sage's stockholders approved a 3 to 1 reverse stock split of all outstanding shares of the company's capital stock. On November 11, 1999, the company effected its initial public offering and all previously outstanding shares of preferred stock were converted into shares of Sage's common stock. Upon consummation of the merger, no shares of preferred stock and 14,567,028 shares of common stock will be outstanding. The following summary is qualified in its entirety by reference to Sage's certificate of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this joint proxy statement/prospectus is a part.

    Under Sage's 1997 Stock Plan, 2,237,333 shares of common stock are authorized for issuance, as of March 31, 2000, options to purchase 1,346,800 shares were outstanding.

COMMON STOCK

    As of March 31, 2000, there were 10,467,351 shares of common stock outstanding.

    The holders of Sage's common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any of Sage's outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of Sage, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Shares of common stock in Sage have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to shares of common stock in Sage. All outstanding shares of common stock in Sage are fully paid and nonassessable, and the shares of common stock in Sage to be issued upon completion of the merger will be fully paid and nonassessable.

PREFERRED STOCK

    As of the date of the merger, no shares of Sage's preferred stock will be outstanding. Effective at such time and pursuant to Sage's certificate of incorporation, the board of directors will have the authority, without further action by the stockholders, to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Sage without further action by the stockholders and may adversely affect the voting and other rights of the holders of Sage's common stock. The issuance of preferred stock with voting and conversion rights may have the effect of decreasing the market price of Sage's common stock, and may adversely affect the voting power of the holders of Sage's common stock, including the loss of voting control to others. At present, Sage has no plans to issue any shares of preferred stock.

CERTAIN ANTI-TAKEOVER, LIMITED LIABILITY AND INDEMNIFICATION PROVISIONS;
  SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

    Sage is subject to Section 203 of the Delaware General Corporation Law, as amended, sometimes referred to as Section 203, which, subject to certain exceptions, prohibits a Delaware corporation from

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engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless:

    - prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

    - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    - on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

    Section 203 defines business combinations to include:

    - any merger or consolidation involving the corporation or any majority-owned subsidiary of the corporation and any other person or entity;

    - any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation or any majority-owned subsidiary of the corporation involving the interested stockholder;

    - any transaction that results in the issuance or transfer by the corporation or any majority-owned subsidiary of the corporation of any stock of the corporation to the interested stockholder;

    - any transaction involving the corporation or any majority-owned subsidiary of the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation or any majority-owned subsidiary of the corporation beneficially owned by the interested stockholder; or

    - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any majority-owned subsidiary of the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more or the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for Sage's common stock is Chase Mellon Shareholder Services. The transfer agent's address is 400 South Hope Street, 4th Floor, Los Angeles, California and its telephone number is (213) 553-9730.

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      COMPARISON OF RIGHTS OF FAROUDJA STOCKHOLDERS AND SAGE STOCKHOLDERS

    The rights of Sage stockholders are currently governed by the Delaware General Corporation Law, Sage's certificate of incorporation and Sage's bylaws. The rights of Faroudja stockholders are currently governed by the Delaware General Corporation Law, Faroudja's certificate of incorporation and Faroudja's bylaws. Upon completion of the merger, Faroudja stockholders will become stockholders of Sage and their rights will be governed by the Delaware General Corporation Law, Sage's certificate of incorporation and Sage's bylaws.

    The following description summarizes the material differences which may affect the rights of stockholders of Sage and Faroudja but does not purport to be a complete statement of all such differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. Stockholders should read carefully the relevant provisions of the Delaware General Corporation Law, Sage's certificate of incorporation, Sage's bylaws, Faroudja's certificate of incorporation and Faroudja's bylaws.

CAPITALIZATION

    FAROUDJA. The authorized capital stock of Faroudja consists of 50,000,000 shares of common stock and 5,000,000 shares of preferred stock, each having a par value of $0.001 per share. At the close of business on February 18, 2000, 12,422,557 shares of Faroudja common stock were issued and outstanding and no shares of Faroudja preferred stock were outstanding.

    The Faroudja board of directors is authorized to issue preferred stock from time to time in one or more series, and to determine and fix voting powers, designations, preferences, and rights granted to or imposed upon any unissued series of preferred shares, including the rights and terms of dividends, redemption, conversion and liquidation preference, of the shares of any such series. The Faroudja board of directors, without stockholder approval, can issue Faroudja preferred stock with dividend, voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Faroudja common stock. Faroudja preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Faroudja or make removal of management more difficult. Additionally, issuing Faroudja preferred stock may cause the market price of Faroudja common stock to decrease.

    SAGE. Sage's authorized capital stock is described above under "Description of Sage Capital Stock."

    The Sage board of directors' right to issue preferred stock is similar to the right of the Faroudja board to issue preferred stock.

VOTING RIGHTS

    FAROUDJA. Each holder of Faroudja common stock is entitled to one vote for each share held of record. The affirmative vote of at least a majority of the shares representing and voting at a duly held shareholders meeting at which a quorum is present shall be the act of the shareholders. Any stockholder entitled to vote on any matter (other than the election of directors) may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal.

    SAGE. Each holder of Sage common stock is entitled to one vote for each share held of record.

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NUMBER, ELECTION, VACANCY AND REMOVAL OF DIRECTORS

    FAROUDJA. Faroudja's board of directors currently has 5 members. Faroudja's bylaws provides that the number of directors shall consist of not less than six and not more than nine. The board of directors is divided into three classes, designated as Class I, Class II and Class III. Each class shall consists, as nearly as may be possible of one-third of the total number of directors constituting the entire board of directors.

    Under Faroudja's bylaws, nominations of persons for election to the board of directors is to be made by the stockholders. Vacancies on the board of directors that result from an increase in the number of directors shall be filled by a majority of the board of directors then in office, and any vacancy occurring in the board of directors shall be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. A director elected to fill a vacancy shall be elected to hold office until the next election of the class for which such director has been chosen, subject to the election and qualification of his or her successor and to his or her earlier death, resignation, retirement or removal.

    Faroudja's bylaws provide that directors may be removed by stockholders only for cause, by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66.67%) of the shares of the combined voting power of all of then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class. Neither Sage's certificate of incorporation nor bylaws require a supermajority vote to remove a director.

    SAGE. Sage's board of directors will have five members after the merger. Sage's bylaws provide that the maximum number of directors on Sage's board can be five, until changed by amendment of the certificate of incorporation or by amendment to this provision of the bylaws duly adopted by the vote or written consent of holders of a majority of the outstanding shares or by the board of directors. The exact number of directors will be fixed from time to time, within the limits specified in the certificate of incorporation or in this provision of the bylaws, by a bylaw or amendment thereof duly adopted by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present or by the board of directors. The number is currently four and will be increased to five in connection with the merger. Neither Sage's certificate of incorporation nor Sage's bylaws provide for a staggered board of directors.

    Sage's bylaws provide that a vacancy on the Sage board of directors or an increase in the number of directors may be filled by a majority of the directors then in office, even though less than a quorum. A director elected to fill a vacancy or newly created directorship will serve for the unexpired portion the term of the director and until such director's successor will have been duly elected and qualified.

AMENDMENTS TO CERTIFICATES OF INCORPORATION

    FAROUDJA. Faroudja's certificate of incorporation requires the affirmative vote of the holders of shares representing at least sixty-six and two-thirds percent (66.67%) of the shares of capital stock issued and outstanding and entitled to vote to amend, alter or repeal or adopt any provision inconsistent with Articles V, VI, VII, VIII or IX of Faroudja's certificate of incorporation, which relate to:

       - stockholders meetings and removal and election of Faroudja's directors;

       - powers bestowed on the board of directors;

       - indemnification of directors and officers;

       - liability of directors to Faroudja or its stockholders; and

       - amending Faroudja's certificate of incorporation.

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    Amendments to the other provisions of Faroudja's certificate of incorporation require only an affirmative vote of the outstanding shares as set forth in the Delaware Corporation Law.

    SAGE. Sage's certificate of incorporation provides that the affirmative vote of sixty-six and two-thirds (66.67%) percent of the then outstanding shares of capital stock of Sage is required to amend or repeal, or to adopt any provision inconsistent with the purpose or intent of Article VI through XII of Sage's certificate of incorporation, which relates to:

       - amending Sage's bylaws;

       - specifying the number of directors in the bylaws;

       - election of directors;

       - location of meetings of stockholders;

       - action by stockholders of a registered class of stock may only take place at a meeting of the stockholders and not by written consent;

       - amending Articles VI through XII of the certificate of incorporation;
         and

       - indemnification obligations of Sage to its officers and directors.

AMENDMENTS TO BYLAWS

    FAROUDJA. Faroudja's bylaws provide that Faroudja's bylaws may be altered, amended or repealed and new bylaws may be adopted by its stockholders or by the board of directors. All such amendments must be approved by either the holders of at least sixty-six and two thirds percent (66.67%) of the combined voting power of all outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, or by a majority of the board of directors.

    SAGE. Sage's bylaws provide that Sage's bylaws may be repealed, altered or amended and new bylaws may be adopted as follows:

       - by written consent of the stockholders;

       - at any annual or special meeting of stockholders, by the affirmative vote of a majority of the stock entitled to vote at such meeting;

       - by unanimous written consent of the board of directors; or

       - at any annual, regular or special meeting by the affirmative vote of a majority of the authorized number of directors, subject to the power of the stockholders to change or repeal such bylaws; PROVIDED THAT, the board of directors will not make or alter any bylaws fixing the qualifications, classifications, or term of office or directors.

STOCKHOLDER ACTION

    FAROUDJA. Faroudja's certificate of incorporation provides that stockholders may not take any action by written consent in lieu of a meeting.

    SAGE. Sage's bylaws provide any action required or permitted to be taken at any annual or special meeting of stockholders of Sage may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock of Sage having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted.

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NOTICE OF STOCKHOLDER ACTIONS

    FAROUDJA. Faroudja's bylaws provide that advance notice of all actions to be taken at a stockholders meeting must be given not less than 10 nor more than 60 days before the date of the meeting. Such notice of any meeting of stockholders shall be given either personally or by first-class mail, telegraphic, facsimile, or other written communication, charges prepaid, addressed to the stockholder at the address of such stockholder appearing on the books of the corporation or given by the stockholder to the corporation for the purpose of notice.

    For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given advance written notice to the Secretary. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, then notice by the stockholder must be received not later than the close of business on the 10th day following the date on which such notice of the date of meeting was mailed or such public disclosure was made, whichever occurs first. Only business that was properly brought before the annual meeting shall be conducted at the annual meeting.

    SAGE. Sage's bylaws provide that advance notice of all actions to be taken at a stockholders meeting must be given not less than 10 nor more than 60 days before the date of the meeting; except that where the matter to be acted upon is a merger or consolidation of the corporation, such notice shall be given not less than 20 nor more than 60 days before the date of the meeting. Notices shall be directed to the stockholder at the address of the stockholder as it appears in the books of the corporation.

    For business to be properly brought before an annual meeting by a stockholder under Sage's bylaws, a stockholder must give advance written notice to the Secretary. To be timely, written notice must generally be delivered to or mailed and received at the principal executive offices not less than 30 days nor more than 60 days prior to the date of the meeting; provided, however, that less than 40 days' notice or prior public disclosure of the date of the meeting is given to stockholders, notice by the stockholder must be received not later than the close of business day following the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. At such annual meeting, directors shall be elected, reports of the affairs of the corporation shall be considered, and any other proper business may be transacted.

SPECIAL STOCKHOLDER MEETINGS

    FAROUDJA. Faroudja's bylaws provide that special meetings of Faroudja's stockholders may be called by the board of directors, the chairman of the board or by the president. Only business properly brought before the special meeting shall be conducted at such special meeting.

    SAGE. Sage's bylaws provide that special meetings of Sage's stockholders may be called at any time by the board of directors, the chairman of the board, the president or by the holders of shares entitled, in the aggregate, to cast not less than ten percent (10%) of the votes at the meeting. Only business properly brought before the special meeting shall be conducted at such special meeting.

LIMITATION OF PERSONAL LIABILITY OF DIRECTORS

    The Delaware General Corporation Law provides that a corporation's certificate of incorporation may include a provision limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, no such provision can eliminate or limit the liability of a director for the following:

       - any breach of the director's duty of loyalty to the corporation or its stockholders;

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       - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

       - violation of Section 174 of the Delaware General Corporation Law regarding unlawful payment of dividends or unlawful stock purchases or redemptions;

       - any transaction from which the director derived an improper personal benefit; or

       - any act or omission prior to the adoption of such a provision in the certificate of incorporation.

    FAROUDJA. Faroudja's certificate of incorporation provides that to the fullest extent permitted by the Delaware General Corporation Law, as may be amended, Faroudja shall indemnify and advance indemnification expenses on behalf of all its directors.

    SAGE.  Sage's provides similar indemnification rights for its directors.

DIVIDENDS

    FAROUDJA. Dividends paid if and when declared by its board of directors in accordance with Delaware law.

    SAGE. Sage's certificate of incorporation provides that dividends will be paid, if and when declared by its board of directors.

DELAWARE TAKEOVER STATUTE

    Both Sage and Faroudja are subject to Section 203 of the Delaware General Corporation Law.

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
                                BUSINESS OF SAGE

OVERVIEW

    Sage was founded in 1994 and began operations in 1995. Sage designs, develops and markets high performance digital display processors used in digital displays. Flat panel displays and other emerging digital display devices have substantial advantages over their traditional analog counterparts, and markets for these products are beginning to grow rapidly. Display signals are characterized by several important attributes: resolution, frame refresh rate, scanning format and color depth. Combinations of these characteristics are called modes, and there are over 100 different modes used today to display images on PCs and televisions. These modes must be recognized and processed to produce a high quality image on a display. Display manufacturers seek display processing solutions that can function effectively with the large number of existing and emerging signal modes, ensure the compatibility of new displays with the large installed base of PCs and provide consumers with plug and play capability.

    Sage offers state-of-the-art digital display processors that provide highly integrated analog-to-digital conversion, signal reformatting and color processing capabilities. Sage's solutions are compatible with all commercially available display signal modes and display types and are designed with a common architecture, configurable software and modular components that can be easily and rapidly incorporated into digital display devices. Sage sells its processing solutions to leading display manufacturers, including Fujitsu, NEC and Sanyo.

    Since the company's inception, it has focused primarily on the design and sale of high performance display processor ICs, perfecting its core display processing technology, building its firmware library and identifying qualified semiconductor manufacturing vendors. During the early stages of IC development, Sage focussed on the design of circuit boards assembled with off-the-shelf display processors and other components. Sage secured limited sales of these circuit board products through independent distributors to manufacturers of low volume, embedded display products, such as medical or measuring equipment, and to systems integrators developing their own flat panel display monitors.

    In November 1996, Sage introduced its first proprietary display processor, Cheetah, as a prototype based on 0.6 micron technology. In November 1997, Sage introduced Cheetah1, based on the prototype Cheetah architecture, but manufactured using 0.35 micron technology.

    In April 1998, Sage introduced its Cheetah2 display processor, with an improved scaling engine, an AutoSet feature that automatically adjusts the image position and quality, and a modular design that allows external memory to be added as an option to support increased functionality. Cheetah2's features led to significant design wins with large OEM flat panel display manufacturers. In July 1998, Sage achieved its first significant revenues from sales of Cheetah2, and in April 1999, the company released its more advanced Cheetah3 and Cheetah4 display processors. These display processors are designed around the same core technologies as Sage's Cheetah2 product and provide advanced functionality for higher performance and more specialized applications. Sage has achieved significant design wins for Cheetah3 and Cheetah4. Commercial shipping of the Cheetah4 was commenced in the September 1999 quarter, and Cheetah4 represented over 80% of IC shipments in the December 1999 quarter. In the March 2000 quarter Sage has commenced shipments of sample quantities of its new Jaguar family of display processors. The Jaguar has an enhanced .25 micron architecture with considerably higher levels of integration, enabling lower system cost and higher levels of performance.

    Since July 1998, Sage has derived its revenues principally through sales of its semiconductors to large OEM display manufacturers. Sage recognize revenues when its products are shipped to its customers or, in case of sales to distributors made under agreements permitting the return of unsold products, when its distributors ship the products to their customers. Generally, Sage ships its products within a few weeks after order and therefore carries no significant backlog. Because the company's display processors are purchased for installation in the company's OEM customers' products, Sage's

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ability to recognize revenues depends upon its customers' product development cycles. Also, Sage's customers may limit Sage's ability to announce significant design wins if they see competitive advantages in not disclosing the technology built into their newest display devices.

    As of December 31, 1999, Sage employed a turnkey approach and purchased ready-packaged, assembled and tested display processor ICs from its fab partners. However, Sage expects that it will assume greater responsibility over this process for its next generations of display processors by separately subcontracting for the production of wafers, the assembly of the completed semiconductor and their testing. While this transition to a new manufacturing model will expose Sage to greater responsibilities for semiconductor yields and the coordination of the assembly and testing process, Sage believes that its gross margins will improve and that the transition will result in its having greater control over the manufacturing process.

    Historically, sales of display processing circuit boards have represented a substantial portion of Sage's revenues. In the future, Sage expects sales of circuitboards to decline as a percentage of total revenues and sales of semiconductors to increase as a percentage of total revenues. From time to time, however, Sage may be asked to design and supply its circuit boards to low volume manufacturers and other OEM manufacturers who are not equipped or prefer not to design and develop their own display processing boards. Because Sage generates significantly lower operating margins on circuit boards as compared to semiconductors, fluctuations in Sage's product mix will impact its overall operating margins.

    In July 1999, Sage entered into a joint development agreement with Faroudja. under which Sage issued 375,000 shares of common stock to Faroudja in exchange for an aggregate amount of $500,000 in cash and a limited exclusive license to certain of Faroudja's decoding, deinterlacing and image enhancement technologies that can only be used in products currently under development. Under the terms of the agreement, Sage intended to produce a family of video display processors incorporating Faroudja technology that were intended to expand Sage's semiconductor technology into emerging television and monitor markets. Sage intended to incorporate Faroudja's technologies into Sage's proprietary display processing solutions to create a video solution for the mass television market by combining Faroudja's decoding, deinterlacing and image algorithms with Sage's technology. As a result of that transaction, Sage recorded an expense of $2.5 million relating to in-process research and development during the three months ended September 30,1999 and has since completed approximately twenty-five percent of the overall development work and the project is proceeding according to Sage's expectations. Faroudja has delivered the licensed technology, executed several design transfers and conducted meetings with Sage as required by the agreement. In addition, Sage has also met with Faroudja to discuss the architecture and specifications for Sage's video display processor, which has been substantially completed as of March 31, 2000. Sage has not to date encountered any deviations from its cost projections. Sage hopes to introduce the new semiconductor towards the end of calendar 2000. In the event Sage is unable to achieve its project goal, Sage's business prospects will be limited with respect to the project's target market.

INDUSTRY BACKGROUND

    Electronic displays have become part of our daily lives as our computing, communications and entertainment needs are increasingly being met by familiar technologies, such as personal computers and televisions, and emerging technologies, such as personal digital assistants, Internet appliances and touch-screen displays used in retail and industrial settings. Historically, most desktop PC monitors and all television screens displayed images on a cathode ray vacuum tube, or CRT. A CRT displays images that are transmitted to it by an analog signal. The display signal controls a beam of electrons that creates the image by illuminating phosphorescent dots, or pixels, on the back of the CRT screen. The

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quality of the image is a function of the mode of the input signal, which consists of the following four principal parameters:

    - RESOLUTION: the number of horizontal and vertical lines on the display screen into which the image is divided;

    - FRAME REFRESH RATE: the number of times per second that the image is displayed on the screen;

    - SCANNING FORMAT: the order in which the lines comprising the image are displayed on the screen, either in sequence, known as progressive scanning format, or alternating, known as interlaced scanning format; and

    - COLOR DEPTH: the number of colors used to display the image.

THE EMERGENCE OF DIGITAL DISPLAYS

    Digital flat panel display devices have been developed as an alternative to traditional analog CRTs. Flat panel displays render images by digitally switching pixels on or off on the surface of the display screen. Flat panel displays offer significant advantages over traditional CRTs because they have a more compact form factor, generate less heat, consume less power and produce less radiation. Flat panel displays also produce images that do not flicker and that are more sharply defined than the images displayed on CRT monitors. Flat panel displays were first incorporated into laptop computers and, as panel sizes increased, they were incorporated into desktop displays. Flat panel displays for PCs, originally deployed primarily in situations where space was limited, are gaining widespread market acceptance as prices decline, as manufacturing capacities increase and as manufacturing yields improve.

    The emergence of a significant digital flat panel display market has led PC manufacturers to introduce PCs that produce both conventional analog as well as digital display signals. Some PC manufacturers have begun to sell flat panel displays incorporating the PC into its base, known as all-in-one PCs. The introduction of digital display signal outputs has also provided manufacturers of analog CRT monitors with an opportunity to develop new products that incorporate digital signal processing capabilities into CRTs. These displays, commonly referred to as digital CRTs, display images using the same technology employed by traditional analog CRTs but by incorporating internal digital processing they can have new display features, such as picture-in-picture display and enhanced compatibility with multiple display signals. By adding digital signal input features, manufacturers can differentiate digital CRTs from the highly commoditized, price-sensitive analog CRT displays. Additionally, it is expected that digital CRTs will be less expensive to manufacture than traditional CRTs.

THE DIGITAL TELEVISION MARKET

    Television signals have traditionally been broadcast in analog form and displayed in an interlaced scanning format on analog television CRTs. Recent developments in the television industry have mirrored the changes that have taken place in the PC display market. Traditional analog CRT televisions are being manufactured in larger sizes, and displays with a progressive scanning format are being introduced to improve the quality of images on larger screens. Flat panel and plasma displays, which are digital, have been introduced to offer the same form factor and image quality advantages as flat panel PC monitors. Sage believes the worldwide trend toward broadcasting digital signals will lead to increasing demand for HDTV sets that can produce higher quality images in varying aspect ratios, such as the wider format, cinema-style aspect ratio of 16 X 9 in addition to the traditional television-style 4 X 3 aspect ratio. International Data Corporation forecasts that annual shipments of digital televisions in the U.S. will grow to 7.2 million units in 2002. Display processing functionality, which is not currently included in traditional analog televisions, will increasingly be needed to process HDTV signals as well as analog signals for display on digital and progressive scanning televisions.

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DISPLAY PROCESSING CHALLENGES

    Display signals, which can be analog or digital, are generated in numerous non-compatible modes for both personal computing and television applications. The challenges of processing a signal to render a high quality image on a digital display in this environment include:

    - RECOGNIZING AND PROPERLY CONVERTING AN ANALOG OR DIGITAL SIGNAL TYPE. In order for a display device to generate an image, the incoming display signal must match the type accepted by the device. An analog display device cannot display a digital signal and vice versa. Most PCs produced today are configured to output analog signals because they are connected to analog CRTs. The introduction of digital displays requires processors that are capable of identifying whether the input type is analog or digital and converting it, if necessary, in real time.

    - REFORMATTING THE MODE OF THE INPUT SIGNAL. The mode of each input signal, whether analog or digital, must be reformatted to properly display the image on the screen. The display processor must recognize the signal's mode and process it in real time in order to match the particular resolution, scanning format, refresh rate and color depth specifications of the display. If the signal is not correctly processed, the screen will fail to display an image, or will produce an image that is distorted, flickers or contains shadows or other flaws.

    - DISPLAYING TRUE-TO-LIFE COLORS. Each display device displays colors differently in response to the same signal. Display processors must compensate for these different characteristics to ensure consistent true-to-life color quality. In addition, certain digital display devices can only display a limited number of colors. In such cases, the display signal must be specially processed to simulate a full range of colors on the display screen.

THE CHALLENGE TO DISPLAY MANUFACTURERS

    Display manufacturers face significant challenges and opportunities in responding to developments in the PC and television display markets. The emergence of new digital display devices and the proliferation of signal modes increasingly require manufacturers to incorporate more powerful and flexible display processors into their displays. Displays must be designed to function with digital signals and remain compatible with the large installed base of existing PCs and other appliances that transmit analog display signals. The large number of different signal modes and types, the growing trend towards plug and play devices in the PC market and the established easy-to-use characteristics of the television market make it essential that displays operate properly with minimal consumer configuration or adjustment in order to achieve widespread market acceptance. At the same time, manufacturers are seeking ways to take advantage of the capabilities of digital displays by developing differentiating product features and associated brand recognition, all while maintaining short design and manufacturing cycles and recognizing cost constraints.

SAGE'S SOLUTION

    Sage is a leading global provider of high performance digital display processors. Its advanced technology offers state-of-the-art display processing, highly integrated analog-to-digital conversion, signal reformatting and color processing capabilities. Its solutions are compatible with all commercially available display signal modes and display types. Sage provides manufacturers with a highly integrated and efficient display processing solution equipped with custom design features. The principal benefits of Sage's solution include:

    SUPPORT FOR ALL COMMERCIALLY AVAILABLE SIGNAL MODES AND DISPLAY TYPES. Sage provides display processors that enable any input display signal mode to be displayed on all commercially available digital displays, including flat panel monitors, flat panel televisions, projection devices, digital CRTs, Internet appliances and touch-screen displays used in retail and industrial settings. Its display

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processors, which incorporate its SureSync and SmartSet algorithm features, produce high quality images by recognizing the characteristics of the input signal and automatically reformatting an image as needed, in real time, to match the type of signal accepted by the device. These features provide optimal plug and play capabilities between the computing platform and the display device.

    HIGHLY INTEGRATED AND MANUFACTURABLE DISPLAY PROCESSING SOLUTION. Sage's display processors are designed to perform analog-to-digital conversion, mode detection, reformatting and color depth processing in a highly integrated semiconductor with associated software. Its processors employ a common architecture across Sage's family of products. In addition, Sage provides software-based design and test tools and offers manufacturers our extensive system-level design and hardware experience and support. These features of its products enable manufacturers to reduce the time required to design and manufacture a wide range of display devices.

    HIGHLY CUSTOMIZABLE PRODUCTS. Sage supports display manufacturers with a suite of product and screen display configuration software design tools that allow manufacturers to easily enhance their ability to brand their products by facilitating the creation of customized on-screen interfaces for consumers. Sage's software tools accelerate display manufacturers' product development cycles and their time to market. Sage's display processors are modular, allowing display manufacturers to add or delete memory as needed to reduce costs, while minimizing reengineering and redesign.

SAGE'S STRATEGY

    Sage's goal is to be the leading provider of display signal processing solutions for display manufacturers. The company's strategy consists of the following key elements:

    - OFFER HIGHLY INTEGRATED SEMICONDUCTOR SOLUTIONS COMPATIBLE WITH ALL SIGNAL MODES AND DISPLAY TYPES. Sage intends to provide increasingly integrated, high performance semiconductor solutions that are fully compatible with all PC display monitors, televisions, flat panel monitors, flat panel televisions, projection devices, digital CRTs, Internet appliances and touch-screen displays in retail and industrial settings. Sage plans to develop its products to support digital CRTs and other emerging digital displays and to design products that are compatible with all developing industry display signal standards.

    - TARGET LEADING OEM MANUFACTURERS. Sage will continue to focus its sales efforts on the leading global display manufacturers. Working with these customers will allow Sage to reach a wider number of consumers and help Sage to maintain and enhance its technological capabilities. Securing design wins with leading manufacturers provides references for Sage's products, helping to secure future sales to these and other manufacturers. Furthermore, achieving a broad number of design wins with leading
      OEMs creates an opportunity to capitalize on the success of their products. In addition, these manufacturers have more reliable product development cycles, better forecasting and greater panel supply.

    - CONTINUE TO OFFER OEM CUSTOMERS HIGH QUALITY PRODUCTS AND SUPERIOR LEVELS OF ENGINEERING SUPPORT. Sage aims to develop the strongest possible customer relationships by providing OEM manufacturers with easy-to-use solutions and superior engineering support. Sage will continue to offer its OEM customers a range of easy-to-use, custom design tools to simplify its product design and development processes and provide them with the ability to differentiate their products through customized features. Sage intends to deliver greater value to manufacturers by helping them design new product features and to bring their products to market more rapidly.

    - MAINTAIN TECHNOLOGY LEADERSHIP. Sage intends to make significant investments in research and development in order to further develop its display processing technology. Sage was the first company to introduce a fully effective automatic display adjustment feature and the first to integrate mode detection, reformatting, color depth processing and customized on-screen

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      displays onto a single display processor. [Sage will also continue to seek to enter into strategic relationships with companies whose technology is complementary to Sage.]

    - MAINTAIN A FLEXIBLE ENGINEERING AND MANUFACTURING MODEL. Sage intends to maintain its established engineering and design operations in India and in the U.S., allowing Sage to access a larger pool of highly educated and motivated employees. The company will continue to reduce our capital requirements and increase our operating leverage by maintaining a fabless manufacturing model, which gives Sage significant operating leverage without the need for large capital expenditures.

SAGE'S PRODUCTS

    Sage designs and sells display processors for use by manufacturers of digital display devices. Sage also sells circuit boards designed around its semiconductors as turnkey display processing solutions for specific display applications. Sage's customers include leading display manufacturers, such as Fujitsu, NEC and Sanyo.

    SEMICONDUCTOR PRODUCTS. Sage designs and sells a family of display processors to display manufacturers, PC manufacturers and third party subsystem manufacturers who design and manufacture monitors and PCs on behalf of brand name companies. Some of the world's leading display and PC manufacturers have chosen Sage's Cheetah2, Cheetah3 and Cheetah4 processors for use in their products.

    Cheetah2, Sage's first mass production product, supports resolutions up to 1,024 X 768 pixels, or XGA, and uses an external analog-to-digital converter, or ADC. Sage's new products, Cheetah3 and Cheetah4, are based on the same core design, and support higher performance resolutions up to 1,280 X 1,024 pixels, or SXGA. Cheetah3 integrates a ADC and is designed for displays that will accept either an analog or digital input signal. Cheetah4 is optimized for displays that accept only digital signals. Cheetah3 and Cheetah4 operate on a common software platform, enabling Sage's customers to support both products with common board-level software. All of Sage's products can process television signals using an external video decoder chip and are compliant with widely used standards, such as VESA, and emerging display standards, such as DVI. All of Sage's products include its proprietary SureSync and SmartSet mode recognition and adjustment technologies, its high performance scaling engine and our software-configurable on-screen display features. The following table illustrates the key features of Sage's display processors.

    Sage's Cheetah3 display processor provides maximum display output at faster speeds and can be used in a wider range of display devices than most display processors that are currently available. Sage believes that its display processors also offer greater scaling and image enhancement features than those of its competitors. In addition, Sage was the first company to develop and make widely available a display processor that incorporated the auto adjust feature.

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    Sage's Cheetah4 display processor is optimized for the digital interface market. The digital interface is particularly popular in Japan with a majority of flat panel monitors being sold in bundled and all-in-one PC configurations.

     PRODUCT NAME            SUPPORTED
(DATE OF INTRODUCTION)     SIGNAL INPUTS       FEATURES AND TECHNOLOGY           APPLICATIONS
----------------------   ------------------   --------------------------  --------------------------
      Cheetah2           - Analog PC          - Maximum display output:   - Analog input monitor
    (April 1998)         - Digital PC           100M pixels per second    - Digital input monitor
                         - Television         - Computing speed: 800M     - Television display
                                                operations per second     - All-in-one PC
                                              - Technology: 0.35 micron,
                                                3 layer metal

      Cheetah3           - Analog PC          - Internal ADC              - Analog input monitor
   (February 1999)       - Digital PC         - Image enhancement         - Dual analog and
                         - Television         - Color depth processing      television monitor
                         - Dual analog and    - Maximum display output:   - Dual analog and
                          digital input         135M pixels per second      television monitor
                         - Dual analog and    - Computing speed: 1600M
                          television input      operations per second
                                              - Technology: 0.35 micron,
                                                4 layer metal

      Cheetah4           - Digital PC         - Image enhancement         - Digital input monitor
    (March 1999)         - Television         - Color depth processing    - Television display
                                              - Maximum display output:   - All-in-one PC
                                                110M pixels per second
                                              - Computing speed: 1300M
                                                operations per second
                                              - Technology: 0.35 micron,
                                                3 layer metal

      Jaguar D           - Digital PC         - Image enhancement         - Digital input monitor
    (March 1999)         - Television         - Active color management   - Television display
                                              - Supports 1,600 X 1,200    - All-in-one PC
                                                pixels, or UXGA, and
                                                HDTV.
                                              - Computing speed: 1300M
                                                operations per second
                                              - Technology: 0.25 micron,
                                                3 layer metal

    Sage is currently in the process of developing a new line of more integrated digital display processors based on its new Jaguar architecture with the intention of creating a range of processors optimized for different applications and market segments. Sage cannot offer any assurance that it will successfully develop new products or product enhancements based on its research and development activities. In addition, Sage cannot offer assurances that, if new products or product enhancements are developed, any such new product or product enhancements will be developed in time to capture market opportunities or achieve a significant or substantial level of acceptance in new and existing markets.

    CIRCUIT BOARD PRODUCTS. Sage designs and market both custom and standard display processing circuit boards, built around its semiconductors, as turnkey display processing solutions for specific display applications. Sage's custom circuit boards address the unique needs of display manufacturers

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that want to support several control and output capabilities on a single circuit board. These capabilities include video display, touch-screen controls and the ability to support specialized forms of data input such as credit card or bar code readers. Sage's custom circuit boards take advantage of its highly integrated display processing solution to eliminate the need for multiple cable connections, reduce physical system dimensions and improve system quality, while lowering overall system cost. Sage offers these circuit boards to its OEM customers in optional kit form. Sage's standard controller circuit boards provide an effective off-the-shelf solution to its low volume display OEM customers.

TECHNOLOGY

    Processing display signals requires large data streams to be recognized, sampled, formatted and converted in real time. For example, operating a flat panel SXGA digital display requires the digital processor to perform more than
1.5 billion operations per second.

    The following diagram shows an example of the flow of data through Sage's Cheetah3 processor and some of the key steps required to generate a digital display signal from an analog display signal input.

                                     [LOGO]

    Sage's processors convert signals from a broad range of sources into a format that can be displayed on different display devices with minimal need for consumers to adjust operating device parameters. To accomplish this, Sage's processors must identify the input signal type and mode, convert it into a digital form and then process it to match the display device. Sage's processors respond and automatically adjust in real time to changes in the type and mode of the incoming display signal. Sage has developed significant proprietary architecture and design features to support the processes implemented by its chips. These processes include:

    ANALOG-TO-DIGITAL CONVERSION. Most PCs and televisions generate analog display signals. In order to display this signal on a digital screen, the analog data stream must be correctly identified, rapidly and accurately sampled and converted to a digital signal with no measurable error in the timing of the sampling. With the company's Cheetah3 processor, Sage has successfully addressed the significant technical challenges of integrating analog-to-digital conversion onto a single semiconductor. This enables Sage to lower costs and improve display performance.

    MODE DETECTION. Sage's processors are designed to identify the resolution, scanning format and frame refresh rate of the incoming display signal. Analog display signals do not contain explicit information about these parameters. Sage's SureSync technology measures the frequency of horizontal and vertical synchronization signals contained within the incoming signal to deduce its mode. The timing of these signals is not uniform and varies depending upon the architecture and implementation of the PC graphics subsystem. Sage regularly examines and incorporate information about these characteristics into the software that supports Sage's products, enabling them to detect and synchronize with the PC graphics subsystems of virtually all manufacturers worldwide.

    SPATIAL PROCESSING. Spatial processing, or scaling, is the process of reformatting the resolution of an image to properly match the resolution of a display. Sage has developed several generations of

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scaling technology that increase and reduce the size of images as needed using efficient processing algorithms.

    TEMPORAL PROCESSING. Each type of digital display supports a single, fixed frame refresh rate, requiring adjustment of the flow of data to be matched to the display device. Typically, the adjustment is performed through the use of external memory. Sage's Cheetah3 display processors provide maximum flexibility by being the first product on the market to provide integrated support for external frame memory on a single chip and to provide an option to exclude memory, if desired, to reduce cost.

    COLOR DEPTH PROCESSING. Display devices often render the colors of the same image differently because of variations in technologies and manufacturing techniques used by different display manufacturers. Sage's processors incorporate hardware and software that allows manufacturers to compensate for these differences and to adjust the image being displayed. In addition, many digital displays generate far fewer than the 16 million colors which traditional CRTs are capable of displaying. In the case of certain older flat panel displays, colors are limited to as few as eight. Sage's color processing technology simulates additional colors so that the human eye perceives a far larger number of colors than are supported by the display device. Sage's processors also include circuitry that can enhance the details in the image, compensating for certain losses and degradation of signal data resulting from the physical transmission of the analog signals.

    DISPLAY FORMATTING. Digital displays have differences in their internal architecture to which a signal must be adapted in order for the image to appear on the screen. These differences can affect the characteristics of display processing output signals that operate them. These variations include differences in the number of bits or information that must be transmitted to the display at one time and in the format and timing of signals that control certain display functions. The format of these display signals from our processors is programmable in software. Sage's processors can support all available types of digital displays, including all types of plasma displays, projector devices and liquid crystal displays, including active and passive matrix. This offers Sage's customers flexibility because they can change the manufacturing source of a particular size of panel, or even change the size of the panel, without redesigning a new display processing circuit board.

    SOFTWARE TECHNOLOGY. The operation and internal configuration of our processors is controlled by embedded software running on the display manufacturer's circuit board. Sage's embedded software and easy-to-use software utilities allows Sage to offer significant custom design features to display manufacturers, including the design of the on-screen display user interface. In addition, Sage's SureSync and Smart-Set technologies enable consumers to optimize image quality by clicking a single button or setting and are implemented using a combination of hardware and software.

CUSTOMERS, MARKETING AND TECHNICAL SUPPORT

    The digital display manufacturing market is dominated by a few manufacturers and suppliers. Sage has achieved initial success in this concentrated market. Sage's customers include Acer, Fujitsu, Korea Computer Incorporated, Melco, NEC, NewComm World Co., Ltd., Sanyo and Sony Corporation, which each accounted for at least 4.0% of our revenues for the three months ended December 31, 1999. NEC and Elo TouchSystems accounted for 33.3% and 12.4%, respectively, of our revenues for the nine months ended December 31, 1999. Sage does not have purchase contracts with any of its customers that obligate them to continue to purchase Sage's display processors, and these customers could stop purchasing Sage's display processors at any time.

    As of December 31, 1999, Sage employed 31 individuals in sales and marketing and as field applications engineers and maintained relationships with seven independent regional sales representatives. Sage's sales and marketing strategy focuses on achieving design wins from leading OEM display manufacturers. Sage markets and sells its semiconductor products in the U.S. through

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distributors and independent regional sales representatives and in Asia through independent regional sales representatives in Japan, Korea, Taiwan and elsewhere, with direct support from our U.S. and Indian offices. Sage markets and sells its circuit board products in the U.S. through distributors and its direct sales personnel, and in Asia through sales representatives, with direct support from its U.S. and Indian offices. The company believes that providing customers with comprehensive product support is critical to remaining competitive in the markets it serves. Sage provides technical support through its sales representatives and from its office in San Jose, California. Sage currently provides full-time, on-site field applications engineers to support major customers in Japan, Korea, Singapore and Taiwan.

RESEARCH AND DEVELOPMENT

    Sage's future success will depend to a large extent on its ability to rapidly develop and introduce new products and enhancements to its existing products that meet emerging industry standards and satisfy changing customer requirements. Sage has made and expects to continue to make substantial investments in research and development and to participate in the development of new and existing industry standards.

    Sage's research and development has been focused in high speed analog-to-digital signal display processors and advanced display processing algorithms. Sage also conducts research and development in custom semiconductor design. The majority of the company's engineers are involved in high speed, mixed signal integrated circuit design and verification, with the remaining engineers involved in algorithm development and software and system design. Before development of a new product commences, Sage's marketing managers work closely with research and development engineers and customers to develop comprehensive requirement specifications. In addition, Sage's marketing managers and engineers review the applicable industry standards and incorporate desired changes into new product specifications. After a product is designed and becomes commercially available, Sage's engineers continue to work with various customers on specific design issues to understand emerging requirements that may be incorporated into future product generations or product upgrades.

    In July 1999, Sage entered into a joint license and development agreement with Faroudja under which Sage obtained a license to develop semiconductors using Faroudja's video decoding, deinterlacing and image enhancement technologies.

    Sage research and development expenditures totaled $2.8 million for the nine months ended December 31, 1999, $2.3 million in the fiscal year ended March 31, 1999 and $1.6 million in the fiscal year ended March 31, 1998. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design, and development activities. In addition, expenses for outside engineering consultants and NRE are included in research and development expenses. As of December 31, 1999, there were 40 employees engaged in research and development. Sage performs its research and development activities at Sage's headquarters in San Jose, California and at Sage's facility in Bangalore, India. As of December 31, 1999, 33 of Sage's employees were based at Sage's facility in India.

MANUFACTURING

    Sage has adopted a fabless semiconductor manufacturing model and outsources all of its semiconductor manufacturing, assembly and testing. This approach allows Sage to focus its resources on the design, development and marketing of its products and significantly reduces its capital requirements. As of December 31, 1999, Sage had a staff of five operations personnel responsible for inventory shipping, purchasing and quality control. Sage subcontracts all of its semiconductor manufacturing to Fujitsu Microelectronics and Kawasaki LSI U.S.A. All of Sage's products have been and are expected to continue to be single-source manufactured for the foreseeable future. Currently, Sage must place orders three to four months in advance of expected delivery. Sage maintains its inventory levels based on current lead times from foundries plus safety stock to account for fluctuations in demand that Sage anticipates on the basis of its customers' forecasts.

    If Sage loses or decides to change a key supplier or foundry, it could take several months to qualify a new supplier or foundry. Changing or qualifying a new supplier or foundry, would likely involve delay and expenses, resulting in foregone revenues, reduced operating margins and possible detriment to customer relationships. Since Sage places its orders on a purchase order basis and does not have a long term volume purchase agreement with any of its existing suppliers, any of these suppliers may allocate capacity to the production of other products while reducing deliveries to Sage on short notice. While Sage believes that it currently has good relationships with its foundries and adequate capacity to support its current sales levels, there can be no assurance that adequate foundry capacity will be available in the future on acceptable terms, if at all.

    Sage's semiconductor products are currently fabricated using a range of process technologies. Sage must continuously develop its products using new sub-micron technologies to remain competitive on a cost and performance basis. Migrating to new technologies is a challenging task requiring new design skills, methods and tools. Sage believes that the transition of its products to smaller geometries will be important for Sage to remain competitive. Sage's business could be harmed if any transition is delayed or inefficiently implemented.

INTELLECTUAL PROPERTY

    Sage relies on a combination of non-disclosure agreements and copyright, trademark and trade secret laws to protect the algorithms, design and architecture of its semiconductor technology. Sage currently has three pending applications for patents filed with the U.S. Patent and Trademark Office for protection of certain of its significant technologies, including its on-screen user interface, dual spatial and temporal scaling system, video signal processing and channel equalization technology. In addition, Sage has one patent filed with the U.S. Patent and Trademark Office for protection of its video adapter circuit for detection of analog video scanning formats. In the future, Sage expects to seek patent protection for its technologies as necessary. Any future patents may not be granted and if granted may be invalidated, circumvented, challenged or licensed to others.

    To supplement the technologies that Sage develops internally, it has licensed rights to use certain patents held by third parties, and Sage may license additional technology rights in the future.

    The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. Sage has certain indemnification obligations with respect to the infringement of third-party intellectual property rights. There is no intellectual property litigation currently pending against Sage. However, Sage may from time to time receive notifications of claims that Sage may be infringing patents or other intellectual property rights owned by third parties. If it is necessary or desirable, Sage may seek licenses under those patents or intellectual property rights. However, Sage cannot be sure that licenses will be offered or that the terms of any offered licenses will be acceptable to Sage.

COMPETITION

    The display signal processing industry is very competitive. The markets in which Sage operates are characterized by rapid technological change, evolving industry standards and declining average selling prices, and Sage expects them to become increasingly competitive. Sage believes that the key competitive factors in its markets are product design, performance, price, features, size, reliability, time to market and customer support. Sage's ability to successfully compete in its target markets also depends on its continued success in the development of high performance display processors at optimal price points. In addition, its competitiveness may be affected by the development of competing technologies, the emergence of new industry standards and consumer demand for specific display

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
features on the display device. Failure to monitor and effectively respond to these trends could reduce demand for its products.

    Sage's competitors include a range of diversified electronic and semiconductor companies that offer display processing products. In particular, Sage competes against Arithmos, Genesis, Pixelworks and Silicon Image. In some instances, Sage also competes with internally designed processing solutions, developed by OEM display manufacturers. In the future, Sage's current or potential customers may also develop their own proprietary display processors and become its competitors. In addition, start-up companies that are seeking to capitalize on business opportunities as a result of the shift from analog to digital technology may seek to compete in its markets. Sage's competitors may develop advanced technologies enabling them to offer more cost-effective and higher quality solutions to OEM customers than those offered by Sage. Increased competition could harm its business, financial condition and results of operations by, for example, increasing pressure on its profit margins or causing Sage to lose sales opportunities.

EMPLOYEES

    As of December 31, 1999, Sage employed 83 full-time employees, including 40 in research and development, five in operations, 31 in sales and marketing and seven in general and administration. Sage employees are not represented by a collective bargaining organization, and Sage believes that its relations with its employees are good.

FACILITIES

    Sage maintains a 9,300 square foot facility in San Jose, California, pursuant to a sublease that expires in September 2000. This facility comprises the company's headquarters and includes its research and development, sales and marketing and administration departments. Sage also maintains a facility in Bangalore, India pursuant to a lease that will expire in March 2000. Sage believes that its existing facilities are adequate for its current needs and that additional space sufficient to meet its needs for the foreseeable future will be available on reasonable terms.

LEGAL PROCEEDINGS

    As of March 23, 2000, Sage is not a party to any legal proceeding.

SAGE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

    You should read the following discussion and analysis in conjunction with Sage's consolidated financial statements and the "Unaudited Pro Forma Condensed Consolidated Financial Information" included elsewhere in this joint proxy statement/prospectus. This joint proxy statement/prospectus contains forward-looking statements relating to future events and Sage's future financial performance. Actual results could differ significantly from those discussed in this joint proxy statement/prospectus. Factors that could cause or contribute to such differences include those set forth in the section entitled "Risk Factors," as well as those discussed elsewhere in this joint proxy statement/prospectus.

    Unless otherwise indicated, all references to Sage refer to Sage and, subsequent to their acquisition or formation, its subsidiaries, including Sage Design Systems (India) Pvt Ltd.

OVERVIEW

    Sage was founded in 1994 and began operations in 1995. Sage designs, develops and markets high performance digital display processors used in digital displays. Flat panel displays and other emerging digital display devices have substantial advantages over their traditional analog counterparts, and markets for these products are beginning to grow rapidly. Display signals are characterized by several important attributes: resolution, frame refresh rate, scanning format and color depth. Combinations of these characteristics are called modes, and there are over 100 different modes used today to display images on PCs and televisions. These modes must be recognized and processed to produce a high quality image on a display. Display manufacturers seek display processing solutions that can function effectively with the large number of existing and emerging signal modes, ensure the compatibility of new displays with the large installed base of PCs and provide consumers with plug and play capability.

    Sage offers state-of-the-art digital display processors that provide highly-integrated analog-to-digital conversion, signal reformatting and color processing capabilities. The company's are compatible with all commercially available display signal modes and display types and are designed with a common architecture, configurable software and modular components that can be easily and rapidly incorporated into digital display devices. Sage sells its processing solutions to leading display manufacturers, including Fujitsu, NEC and Sanyo.

    Since the company's inception, Sage has focused primarily on the design and sale of high performance display processor ICs, perfecting its core display processing technology, building its firmware library and identifying qualified semiconductor manufacturing vendors. During the early stages of IC development, Sage focussed on the design of circuit-boards assembled with off-the-shelf display processors and other components. The company secured limited sales of these circuit board products through independent distributors to manufacturers of low volume, embedded display products, such as medical or measuring equipment, and to systems integrators developing their own flat panel display monitors.

    In November 1996, Sage introduced its first proprietary display processor, Cheetah as a prototype based on 0.6 micron technology. In November 1997, Sage introduced Cheetah1, based on the prototype Cheetah architecture, but manufactured using 0.35 micron technology.

    In April 1998, Sage introduced its Cheetah2 display processor, with an improved scaling engine, an AutoSet feature that automatically adjusts the image position and quality, and a modular design that allows external memory to be added as an option to support increased functionality. Cheetah2's features led to significant design wins with large OEM flat panel display manufacturers. In July 1998, Sage achieved its first significant revenues from sales of Cheetah2, and in April 1999, Sage released its more advanced Cheetah3 and Cheetah4 display processors. These display processors are designed around the same core technologies as its Cheetah2 product and provide advanced functionality for higher performance and more specialized applications. The company has achieved significant design wins for Cheetah3 and Cheetah4. Commercial shipping of the Cheetah4 was commenced in the September 1999 quarter, and Cheetah4 represented over 80% of IC shipments in the December 1999 quarter. In the March 2000 quarter Sage has commenced shipments of sample quantities of its new Jaguar family of display processors. The Jaguar has an enhanced .25 micron architecture with considerably higher levels of integration, enabling lower system cost and higher levels of performance.

    Since July 1998, Sage has derived its revenues principally through sales of its semiconductors to large OEM display manufacturers. Sage recognizes revenues when its products are shipped to its customers or, in case of sales to distributors made under agreements permitting the return of unsold products, when its distributors ship the products to their customers. Generally, Sage ships its products within a few weeks after order and therefore carries no significant backlog. Because its display processors are purchased for installation in its OEM customers' products, its ability to recognize revenues depends upon its customers' product development cycles. Also, the company's customers may limit its ability to announce significant design wins if they see competitive advantages in not disclosing the technology built into their newest display devices.

    As of December 31, 1999, Sage purchased ready-packaged, assembled and tested display processor ICs from its fab partners. However, Sage expects that it will assume greater responsibility over this process for its next generations of display processors by separately subcontracting for the production of wafers, the assembly of the completed semiconductor and their testing. While this transition to a new manufacturing model will expose Sage to greater responsibilities for semiconductor yields and the coordination of the assembly and testing process, Sage believes that its gross margins will improve and that the transition will result in the company having greater control over the manufacturing process.

    Historically, sales of display processing circuit boards have represented a substantial portion of Sage's revenues. In the future, Sage expects sales of circuit boards to decline as a percentage of total revenues and sales of display processors to increase as a percentage of total revenues. From time to time, however, Sage may be asked to design and supply its circuit boards to low volume manufacturers and other OEM manufacturers who are not equipped or prefer not to design and develop their own circuit boards. Because Sage generates significantly lower operating margins on circuit boards as compared to display processors, fluctuations in its product mix will impact its overall operating margins.

    In July 1999, Sage entered into a joint development agreement with Faroudja under which Sage issued 375,000 shares of common stock to Faroudja in exchange for an aggregate amount of $500,000 in cash and a limited exclusive license to certain of Faroudja's decoding, deinterlacing and image enhancement technologies that can only be used in products currently under development. Under the terms of the agreement, Sage intends to produce a family of video display processors incorporating Faroudja technology that are intended to expand its semiconductor technology into emerging television and monitor markets. Sage intends to incorporate Faroudja's technologies into its proprietary display processing solutions to create a video solution for the mass television market by combining Faroudja's decoding, deinterlacing and image algorithms with its technology. The acquired in-process technology was valued at 375,000 shares, issued at $8.00 per share, less the cash receipt of $500,000. As a result of that transaction, Sage recorded an expense of $2.5 million relating to in-process research and development during the three months ended September 30, 1999. Through March 31, 2000, Sage has completed approximately twenty-five percent of the work involved to date and the project is proceeding according to its expectations. Faroudja has delivered the licensed technology, executed several design transfers and conducted meetings with Sage required by the agreement. In addition, Sage has also met with Faroudja to discuss the architecture and specifications for its video display processor, and Sage substantially completed the architecture and specifications as of March 31, 2000. We estimate incurring additional costs within the range of $1.8 to $2.5 million to complete the product incorporating the in-process technology acquired from Faroudja. Sage will expense the costs incurred prior to establishing technological feasibility as those costs are incurred. Sage's successful development of the product is uncertain due to the challenges of integrating its technology with the Faroudja technology. If Sage fails to successfully develop the product on a timely basis, the introduction of new products could be prevented or delayed and ultimately decrease its ability to compete for new business. Such failure would negatively impact its future revenues and net income. Sage has not to date encountered any deviations from its cost projections, and Sages expect to introduce the new semiconductor in November of 2000. For a more detailed discussion, see the description provided under the headings "Risk Factors" and the notes to its consolidated financial statements.

RESULTS OF OPERATIONS

    The following tables set forth, for the periods indicated, certain consolidated statement of operations data reflected as a percentage of revenues. Sage's results of operations are reported as a single business segment.

                                                                                                  NINE MONTHS
                                                                                                     ENDED
                                                           YEAR ENDED MARCH 31,                   DECEMBER 31,
                                                   ------------------------------------      ----------------------
                                                     1997          1998          1999          1998          1999
                                                   --------      --------      --------      --------      --------
                                                                (AUDITED)                         (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues.........................................    100.0%        100.0%        100.0%        100.0%        100.0%
Cost of revenues.................................     64.6         110.6          68.9          61.0          58.2
                                                    ------        ------        ------        ------        ------
Gross margin (loss)..............................     35.4          (9.6)         31.1          39.0          41.8
                                                    ------        ------        ------        ------        ------
Operating expenses:
  Research and development.......................     56.6         106.8          31.8          43.1          23.1
  Charge for in-process technology...............       --            --            --            --          20.3
  Selling, general and administration............     18.7          63.2          45.1          54.0          33.2
  Stock compensation expense related to
    options......................................       --            --          22.4          36.9           4.2
                                                    ------        ------        ------        ------        ------
    Total operating expenses.....................     75.3         170.0          99.3         134.0          80.8
                                                    ------        ------        ------        ------        ------
Loss from operations.............................    (39.9)       (179.7)        (68.2)        (95.0)        (39.0)
Interest income (expense), net...................     (0.4)         (6.0)          1.6           2.3           2.8
                                                    ------        ------        ------        ------        ------
Net loss.........................................    (40.3)%      (185.6)%       (66.6)%       (92.7)%       (36.2)%
                                                    ======        ======        ======        ======        ======

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED DECEMBER 31, 1999 AND 1998

    REVENUES. Total revenues for the nine months ended December 31, 1999 and 1998 were $12.3 million and $3.6 million, respectively. Revenues from sale of digital display processor ICs increased by 235.8% to $6.6 million in the nine months ended December 31, 1999 as a result of the introduction of the new Cheetah4 IC and start of commercial shipments to new customers in 1999. Revenues from the sale of circuit board and other products increased by 241.8% to $5.7 million in the nine months ended December 31, 1999 as a result of increased shipments to large new OEM customers in the nine months ended December 31, 1999.

    Revenues from sales of its digital display processor ICs represented approximately 53.5% and 53.9% of total revenues for the nine months ended December 31, 1999 and 1998, respectively while circuit board and other sales were 46.5% and 46.1%, respectively. Although Sage has shifted the focus of its business from circuit boards to semiconductors, resulting in a greater emphasis on semiconductor product development as opposed to sales of circuit board products, Sage has seen continued growth in sales of circuit board and other products from major OEM customers.

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
    GROSS MARGIN. Gross margin for the nine months ended December 31, 1999 and 1998 was 41.8%, and 39.0%, respectively. During fiscal year 1999, the increase in its gross margin was the result of increased revenues from higher margin semiconductor products.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased to $2.8 million, for the nine months ended December 31, 1999, from $1.6 million for the nine months ended December 31, 1998. As a percentage of revenues, research and development expenses represented 23.1% and 43.1% of revenues during the nine months ended December 31, 1999 and 1998, respectively. Sage's research and development expenses for the nine months ended December 31, 1999 increased compared to the corresponding prior period primarily because of the engineering research and prototype development of Cheetah4, and subsequent new products being developed within the Jaguar family. As a result of an increase in the number of engineers employed in its research and development efforts, the compensation and personnel related expenses increased $321,000 from $626,000 for the nine months ended December 31, 1998 to $947,000 for the nine months ended December 31, 1998. The costs for purchased materials, designs and tooling increased from $146,000 for the nine months ended December 31, 1998 to $626,000 in the nine months ended December 31, 1999. However, as revenues increased from 1998 to 1999, research and development expenses, as a percentage of revenues, declined. Although Sage expects absolute expenses to increase, Sage expects research and development expenses as a percentage of revenues to decrease.

    SELLING, GENERAL AND ADMINISTRATION.  For the nine months ended
December 31, 1999 and 1998, selling, general and administration expenses were $4.0 million, and $2.0 million, respectively. Selling, general and administration expenses represented 33.2% and 54.1% of revenues in the nine months ended December 31, 1999 and 1998, respectively. The overall increase in its selling, general and administration expenses was principally related to the introduction of the Cheetah3 and Cheetah 4 display processor ICs in 1999 and the related increase in salaries, commissions to independent sales representatives, travel and promotional expenses. In the future, Sage anticipates that its expenditures will decline as a percentage of revenues increase from its semiconductor products.

    STOCK COMPENSATION. Sage incurred stock compensation expenses of $0.5 million and $1.3 million respectively for nine months ended December 31 1999 and 1998. Stock compensation expenses relate to options granted below the perceived fair market value prior to Sage's initial public offering.

    INTEREST INCOME (EXPENSE), NET. For the nine months ended December 31, 1999 and 1998, net interest and other income were $349,000 and $83,000, respectively. The increase in interest income in the nine months ended December 31, 1999 included the investment of the proceeds from the initial public offering for approximately seven weeks.

    PROVISION FOR INCOME TAXES. Sage incurred operating losses for the nine months ended December 31, 1999 and 1998, and therefore made no provision for income tax in these fiscal years. As of March 31, 1999, Sage had $5.1 million in net operating losses which are available to offset future taxable income earned until between 2010 and 2019.

RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED MARCH 31, 1999, 1998 AND 1997

    REVENUES. Revenues for the fiscal years ended March 31, 1999, 1998 and 1997 were $7.1 million, $1.5 million and $1.8 million, respectively. Revenues increased $5.6 million from fiscal year 1998 to fiscal year 1999 as a result of $4.6 million increase of sales of its newly introduced Cheetah2 processor and circuit boards built around the Cheetah2. The remaining increase represented the increase in sales to its semiconductor customers of hard-to-find components. Revenues from sales of its semiconductors represented approximately 48.2% of total revenues for the fiscal year 1999. During fiscal year 1998 and fiscal year 1997, revenues from the sale of semiconductors were not significant. Revenues from sales of its circuit board products represented 28.2% for the fiscal year 1999 and almost all of sales for the fiscal year 1998 and fiscal year 1997. Revenues from sales of its circuit board products declined from fiscal year 1997 to fiscal year 1998 due to a shift in the focus of its business from circuit boards to semiconductors, resulting in a greater emphasis on semiconductor product development as opposed to sales of circuit board products.

    GROSS MARGIN. Gross margin for the fiscal years ended March 31, 1999, 1998 and 1997 was 31.1%, (9.6)% and 35.4%, respectively. Sage's negative gross margin for the fiscal year ended March 31, 1998 reflected the $600,000 write-off of obsolete circuit board inventories. During fiscal year 1999, the increase in its gross margin was the result of increased revenues from higher margin semiconductor products.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased to $2.3 million, in the fiscal year ended March 31, 1999, from $1.6 million and $994,000, in the fiscal years ended March 31, 1998 and 1997, respectively. As a percentage of revenues, research and development expenses represented 31.8%, 106.8% and 56.6% of revenues during the fiscal years ended March 31, 1999, 1998, and 1997, respectively. Sage's fiscal year 1998 research and development expenses increased compared to the fiscal year 1997 primarily because of the engineering research and prototype development of Cheetah2. As a result, the compensation and personnel related expenses increased from 30.9% in 1997 to 37.6% in 1998 as of the total research and development expenses. The costs for the purchased materials, designs and tooling increased from 15.9% in fiscal year 1997 to 30.8% in fiscal year 1998. Sage's fiscal year 1999 research and development expenses increased compared to the fiscal year 1998 research and development expenses as a result of an increase in engineers employed in its research and development efforts. However, as revenues increased from fiscal year 1998 to fiscal year 1999, research and development expenses, as a percentage of revenues, declined. Although Sage expects absolute expenses to increase, Sage expects research and development expenses as a percentage of revenues to decrease.

    SELLING, GENERAL AND ADMINISTRATION. For the fiscal years ended March 31, 1999, 1998 and 1997, selling, general and administration expenses were $3.2 million, $945,000 and $329,000, respectively. Selling, general and administration expenses represented 45.1%, 63.2% and 18.7% of revenues in the years ended March 31, 1999, 1998 and 1997, respectively. The overall increase in its selling, general and administration expenses was principally related to the introduction of the Cheetah2 in 1998 and the related increase in salaries, commissions to independent sales representatives, travel and promotional expenses. In the future, Sage anticipates that its expenditures will decline as a percentage of revenues increase from its semiconductor products.

    STOCK COMPENSATION. Sage incurred stock compensation expenses of $1.6 million for fiscal year 1999. Stock compensation expenses were not incurred in fiscal year 1998 and fiscal year 1997.

    INTEREST INCOME (EXPENSE), NET. For the fiscal years ended March 31, 1999, 1998 and 1997, interest income and interest expense were minor. Sage has financed its business operations primarily through a series of relatively small private equity transactions.

    PROVISION FOR INCOME TAXES. Sage incurred operating losses for each of the fiscal years ended March 31, 1999, 1998, or 1997, and therefore made no provision for income tax in these fiscal years. As of March 31, 1999, Sage had $5.1 million in net operating losses which are available to offset future taxable income earned until between 2010 and 2019.

QUARTERLY RESULTS OF OPERATION

    The following table sets forth certain unaudited selected quarterly results of operations data for the eight quarters ended December 31, 1999, as well as such data expressed as a percentage of revenues. This data has been derived from its unaudited consolidated financial statements that, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of such information for the periods presented. Such statements of operations data should be read in conjunction with its annual consolidated financial statements, and the related notes thereto appearing elsewhere in this joint proxy statement/prospectus.

                                    MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,
                                      1998       1998       1998       1998       1999       1999       1999       1999
                                    --------   --------   --------   --------   --------   --------   --------   --------
                                                                          (AUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS:
Revenues..........................  $   249    $   465    $   881    $ 2,283    $ 3,503     $3,775    $ 3,685     $4,827
Cost of revenues..................      507        352        525      1,335      2,702      2,443      2,094      2,612
                                    -------    -------    -------    -------    -------     ------    -------     ------
Gross profit (loss)...............     (258)       113        356        948        801      1,332      1,591      2,215
                                    -------    -------    -------    -------    -------     ------    -------     ------
Operating expenses:
  Research and development........      435        465        574        524        707        715      1,090      1,039
  Charge for in-process
    technology....................       --         --         --         --         --         --      2,500         --
  Selling, general and
    administration................      250        511        583        868      1,252      1,058      1,297      1,722
  Stock compensation expense
    related to options............       --        610        395        333        258        202        165        147
                                    -------    -------    -------    -------    -------     ------    -------     ------
    Total operating expenses......      685      1,586      1,552      1,725      2,217      1,975      5,052      2,908
                                    -------    -------    -------    -------    -------     ------    -------     ------
Loss from operations..............     (943)    (1,473)    (1,196)      (777)    (1,416)      (643)    (3,461)      (693)
Interest income (expense), net....      (91)        19         34         30         28         26         57        266
                                    -------    -------    -------    -------    -------     ------    -------     ------
Net loss..........................  $(1,034)   $(1,454)   $(1,162)   $  (747)   $(1,388)    $ (617)   $(3,404)    $ (427)
                                    =======    =======    =======    =======    =======     ======    =======     ======
AS A PERCENTAGE OF REVENUES:
Revenues..........................    100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Cost of revenues..................    203.6       75.7       59.6       58.5       77.1       64.7       56.8       54.1
                                    -------    -------    -------    -------    -------     ------    -------     ------
Gross profit (loss)...............   (103.6)      24.3       40.4       41.5       22.9       35.3       43.2       45.9
                                    -------    -------    -------    -------    -------     ------    -------     ------
Operating expenses:
  Research and development........    174.7      100.0       65.2       23.0       20.2       19.0       29.6       21.5
  Charge for in-process
    technology....................       --         --         --         --         --         --       67.8         --
  Selling, general and
    administration................    100.4      109.9       66.2       38.0       35.7       28.0       35.2       35.7
  Stock compensation expense
    related to options............       --      131.2       44.8       14.6        7.4        5.4        4.5        3.2
                                    -------    -------    -------    -------    -------     ------    -------     ------
    Total operating expenses......    275.1      341.1      176.2       75.6       63.3       52.3      137.1       60.2
                                    -------    -------    -------    -------    -------     ------    -------     ------
Loss from operations..............   (378.7)    (316.8)    (135.8)     (34.0)     (40.4)     (17.0)     (93.9)     (14.3)
Interest income (expense), net....    (36.5)       4.1        3.9        1.3        0.8        0.7        1.6        5.5
                                    -------    -------    -------    -------    -------     ------    -------     ------
Net loss..........................   (415.2)%   (312.7)%   (131.9)%    (32.7)%    (39.6)%    (16.3)%    (92.3)%     (8.8)%
                                    =======    =======    =======    =======    =======     ======    =======     ======

    Sage's gross margin increased from 43.2% for the three months ended September 30, 1999 to 45.9% for the three months ended December 31, 1999. The increase in its gross margin was a result of an increase in sales of display processors over its lower margin circuit board products as a percentage of total revenues in the three months ended December 31, 1999.

    For the three months ended June 30, 1999, Sage's gross margin was adversely impacted by revenues from increased sales of low margin hard-to-find resale components. The company's gross margin for the three months ended March 31, 1999 was adversely impacted by an inventory provision related to the transition from its Cheetah2 to its Cheetah3 and Cheetah4 display processors. For the periods prior to June 30, 1998, its gross margins were negatively impacted by low sales volumes, relatively high fixed period costs and inventory write-downs associated with modifications to the design of its circuit boards.

    Since the commencement in July 1998 of sales of its semiconductor products, Sage has added sales and marketing and engineering personnel. This increase in headcount resulted in increased payroll, travel, engineering, design and materials costs in every quarter from September, 1998 through December, 1999.

    Sage believes that period-to-period comparisons of its operating results should not be relied upon as an indication of its future performance. In the past, its results of operations have fluctuated significantly, and Sage expects similar quarterly fluctuations in the future as a result of a number of factors beyond its control. Among other things, these factors include the rate of growth in the market for its products and changes in the demand for its products. In addition, because a significant percentage of its revenues has been and is expected to continue to be derived from a limited number of large customers, any variation in the timing of orders from those large customer or design wins or losses can result in significant fluctuations in its quarterly operating results. Sage's anticipated research and development, selling and marketing, and general and administrative expenses are based, in part, on future projections of revenues. As a result of these and other factors, it is likely that in some future period its operating results or business outlook will be below the expectations of securities analysts or investors, which would likely result in a significant reduction in the market price for its common stock. For a more detailed discussion of these and other factors, see the description provided under the headings "Risk Factors--Fluctuations in its operating results make it difficult to predict its future performance and may result in volatility in the market price of its common stock" and "--A significant amount of its revenues come from a few customers and any decrease in revenues from these customers could harm its business."

LIQUIDITY AND CAPITAL RESOURCES

    Since inception, Sage has satisfied its liquidity requirements principally through the issuance and sale of private equity securities, totaling approximately $17.7 million, and an initial public offering in November 1999, which raised approximately $37.3 million, net of fees and expenses.

    During the nine months ended December 31, 1999, Sage used $1.7 million, for operating activities, primarily due to operating losses and increased working capital requirements as sales increased. Net cash used in investing activities was $1.0 million for the nine months ended December 31, 1999. Net cash provided from financing activities was $37.3 million from the issuance and sale of common stock in Sage's initial public offering in November 1999.

    As of December 31, 1999, Sage had $40.5 million in cash and cash equivalents. In addition, Sage had a $2.0 million credit facility under which no borrowings had been made. As of December 31, 1999, Sage did not have any significant capital expenditure commitments. Sage believes that its existing cash resources and credit facility will be sufficient to meet its capital requirements through the next twelve months. However, Sage could be required or could choose to raise additional capital during the next twelve months. Sage's future capital requirements will depend on many factors, including the rate of revenue growth, profitability, timing and extent of spending to support research and development programs, expansion of selling and marketing and administrative activities, timing or introductions of new products and product enhancements and market acceptance of its products. Sage expects that it may need to raise additional equity or debt financing in the future, although Sage is not currently negotiating for additional financing nor does the company have any plans to obtain additional financing following its initial public offering. Sage cannot offer any assurance that additional equity or debt financing, if required, will be available on acceptable terms, or at all. If Sage is unable to obtain additional capital, it may be required to reduce the scope of its planned product development, selling and marketing activities, which could harm its business, financial condition and results of operations. In the event that Sage does raise additional equity financing, investors in this offering will be further diluted.

    From time to time, Sage may evaluate acquisitions of businesses, products or technologies that complement its business. Although Sage has no current plans in this regard, any transactions, if consummated, may consume a portion of its working capital or require the issuance of equity securities that may result in further dilution to existing stockholders.

QUANTITATIVE AND QUALITATIVE DISCUSSION OF MARKET RISKS

INVESTMENT RISK

    Sage's cash equivalents and short-term investments are exposed to financial market risk due to fluctuation in interest rates, which may affect its interest income and, in the future, the fair market value of its investments. Sage manages the exposure to financial market risk by performing ongoing evaluations of its investment portfolio and presently invests entirely in certificates of deposit issued by banks, the value of which does not change based on changes in interest rates. As its cash balances increase, Sage anticipates investing in short-term investment-grade government and corporate securities. These securities will be highly liquid and generally mature within 12 months from its purchase date. Due to the short maturities of its investments, the carrying value should approximate the fair value. In addition, Sage does not use its investments for trading or other speculative purposes. Sage has performed an analysis to assess the potential effect of reasonably possible near-term changes in interest and foreign currency exchange rates. The effect of any change in foreign currency exchange rates is not expected to be material to its results of operations, cash flows or financial condition. Due to the short duration of its investment portfolio, an immediate 10% change in interest rates would not have a material effect on the fair market value of its portfolio. Therefore, Sage would not expect its operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on its securities portfolio.

FOREIGN CURRENCY EXCHANGE RISK

    Sage is an international company, selling its products globally and, in particular, in Japan, Taiwan and Korea. Although Sage transacts its business in U.S. dollars, Sage cannot offer any assurance that future fluctuations in the value of the U.S. dollar would not affect the competitiveness of its products, gross profits realized, and results of operations. Further, Sage incurs expenses in India, Japan, Taiwan and other countries that are denominated in currencies other than U.S. dollars. Sage cannot estimate the effect that an immediate 10% change in foreign currency exchange rates would have on its future operating results or cash flows as a direct result of changes in exchange rates. However, Sage does not believe that it currently has any significant direct foreign currency exchange rate risk and has not hedged exposures denominated in foreign currencies or any other derivative financial instruments.

INFLATION

    The impact of inflation on Sage's business has not been material for the nine months ended December 31, 1999 or the fiscal years ended March 31, 1999, 1998 and 1997.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards, or SFAS, No. 133, Accounting For Derivative Instruments and Hedging Activities. SFAS No. 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing accounting standards. SFAS No. 133 requires that all derivatives be recognized in the balance sheet at their fair market value, and the corresponding derivative gains or losses be either reported in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect to such derivative. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. Sage does not expect the adoption of SFAS No. 133 to have a material impact on its financial position or results of operations.

                    MANAGEMENT OF SAGE FOLLOWING THE MERGER

DIRECTORS AND EXECUTIVE OFFICERS

    The directors and executive officers of Sage, and their ages upon completion of the merger will be:

NAME(1)                                             AGE                         POSITION
-------                                           --------   ----------------------------------------------
Chandrashekar M. Reddy(2)(3)....................     39      President, Chief Executive Officer and
                                                             Director

Simon P. Westbrook..............................     51      Chief Financial Officer, Secretary and
                                                             Treasurer

Arun Johary.....................................     41      Vice President of Engineering and Chief
                                                             Technical Officer

Vijay P. Desai..................................     39      Vice President and General Manager, Systems
                                                             Business Unit

Pratap G. Reddy.................................     40      Vice President and General Manager, IC
                                                             Business Unit

Michael A. Gumport(3)...........................     47      Director

N. Damodar Reddy(2).............................     61      Director

Kenneth Tai(2)(3)...............................     49      Director

Glenn W. Marschel, Jr...........................     52      Director

------------------------

(1) There is no familial relationship between Chandrashekar M. Reddy, N. Damodar Reddy or Pratap G. Reddy.

(2) Member of the Compensation Committee

(3) Member of the Audit Committee

    CHANDRASHEKAR M. REDDY has served as President and Chief Executive Officer since our inception. From January 1986 to January 1995, Mr. Reddy held several design and program management positions at Intel Corporation. Mr. Reddy received a BS in Electrical Engineering from the Indian Institute of Technology and an MS in Electrical Engineering from the University of Wisconsin, Madison.

    SIMON P. WESTBROOK has served as Chief Financial Officer, Secretary and Treasurer of Sage since April 1997. From March 1996 to January 1997,
Mr. Westbrook was Chief Financial Officer of Virtual I-O, Inc. From
February 1992 to March 1996, Mr. Westbrook was Controller at Creative Technology, Ltd. Mr. Westbrook received an MA degree in Economics from Trinity College, Cambridge University.

    ARUN JOHARY has served as Vice President of Engineering and Chief Technical Officer of Sage since April 1997. From January 1995 to January 1997, Mr. Johary was a Vice President for Technology at Armedia Inc., a company Mr. Johary co-founded in 1995, that developed high-performance MPEG-2 decoder chips for a large Japanese broadcast equipment company. From June 1986 to January 1995,
Mr. Johary served as a Senior Engineer of Graphics and Multimedia Architecture at Chips & Technologies, Inc. From August 1982 to June 1986, Mr. Johary was an Applications Engineer at Intel Corporation. Mr. Johary received a BS in Electrical Engineering from the Indian Institute of Technology and an MS in Electrical Engineering from the University of Southern California.

    VIJAY P. DESAI has served as Vice President and General Manager, Systems Business Unit, of Sage since August 1996. From October 1989 to August 1996,
Mr. Desai held a business development and management position at Sharp Electronics. From September 1983 to October 1989, Mr. Desai held several technical sales and marketing positions at Intel Corporation, AT&T Corporation and Siemens Corporation. Mr. Desai received a BS in Electrical Engineering from the University Baroda in India, a

M.S. in Computer Science from Stevens Institute of Technology and an MBA from the University of Phoenix.

    PRATAP G. REDDY has served as Vice President and General Manager, IC Business Unit, of Sage since April 1998. From June 1983 to March 1988,
Mr. Reddy held a design and management position at Data General, Inc. From March 1988 to March 1998, Mr. Reddy served as the Group Director for Management and Business Development at Synopsys, Inc. Mr. Reddy received a BS degree in Electrical Engineering from Kakatiya University and an MS degree in Engineering Management from the University of Iowa.

    MICHAEL A. GUMPORT has served as a Director of Sage since October 1996. Since November, 1999 Mr. Gumport has served as Strategic Advisor to the CEO of the board of directors of Clear Logic, Inc. From September 1998 to November 1999, Mr. Gumport was the Chief Financial Officer of FED Corporation, an optoelectronics company. From February 1990 to September 1998, Mr. Gumport served as a Senior Vice President for Semiconductor Equity Research at Lehman Brothers. Mr. Gumport received a BA degree from Amherst College and an MBA from Columbia University.

    N. DAMODAR REDDY has served as a Director of Sage since October 1996. Since April 1985, Mr. Reddy has served as the President of Alliance Semiconductor. Mr. Reddy received an MS in Electrical Engineering from North Dakota State University and an MBA from the University of Santa Clara.

    KENNETH TAI has served as a Director of Sage since August 1999. Since
April 1998 Mr. Tai has served as the Chairman of Digitimes Publications, Inc., and since March 1996 Mr. Tai has also served as the Chairman of Investar Capital, Inc. From April 1993 to December 1995, Mr. Tai served as the Vice Chairman of UMAX (USA), Inc. Prior to joining UMAX, Mr. Tai was one of the co-founders of Acer Group where he served as Vice President of Worldwide Sales and Marketing as well as President of the Acer Group USA. Mr. Tai received a BS degree in Electrical Engineering from National Chiao Tung University and an MBA from Tamkang University.

    GLENN W. MARSCHEL, JR. served as President, Chief Executive Officer and Co-Chairman of the board of directors of Faroudja since joining Faroudja in October 1998. He has served as Chairman of the board of directors of Additech, Inc., a petrochemicals company, since October 1997. From
December 1995 to August 1997 Mr. Marschel was President and Chief Executive Officer of Paging Network, Inc., a telecommunications company, and from April 1995 to November 1995 he served as Vice Chairman of First Financial Management Company, a company in the credit card transaction processing business. Prior thereto, from January 1972 to January 1995, Mr. Marschel held positions of increasing responsibility at Automatic Data Processing, Inc., an information systems company, last serving as President of ADP's Employer Services Group. Mr. Marschel is also a director of Sabre Group Holdings, Inc and Travelocity.com

BOARD OF DIRECTORS AND COMMITTEES

    Sage's bylaws require that its board of directors be comprised of between three and five members. There are currently four directors on Sage's board. Directors are elected at our annual meeting of stockholders by a vote of the holders of a majority of the voting power represented at such meeting. A director may be re-elected for subsequent terms. The board of directors has a compensation committee and an audit committee.

    COMPENSATION COMMITTEE. The compensation committee of the board of directors is responsible for reviewing and recommending to the board regarding Sage's compensation policies and all forms of compensation to be provided to Sage's executive officers and directors, including annual salaries, bonuses, stock option and other incentive compensation arrangements. The compensation committee also administers Sage's 1997 Stock Plan. The current members of the compensation committee are Chandrashekar M. Reddy, Kenneth Tai and N. Damodar Reddy.

    AUDIT COMMITTEE. The audit committee of the board of directors is responsible for reviewing and monitoring Sage's corporate financial reporting and external audits, including Sage's internal control functions, the results and scope of the annual audit and other services provided by Sage's independent auditors and Sage's compliance with legal matters that have a significant impact on Sage's financial reports. The audit committee also consults with Sage's management and Sage's independent auditors prior to the presentation of financial statements to stockholders and, as appropriate, initiate inquiries into aspects of Sage's financial affairs. The current members of Sage's audit committee are Dan Reddy, Kenneth Tai and Michael A. Gumport.

DIRECTOR COMPENSATION AND OTHER ARRANGEMENTS

    Sage's non-employee directors do not receive cash compensation for their service as directors. On appointment, each non-employee director received a one-time grant of options to purchase shares of our common stock in amounts ranging from 30,333 to 31,666 shares. In each case, the options vest over a four-year period. See "Stock Option Plans--1997 Stock Plan."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee is currently comprised of Chandrashekar M. Reddy, Kenneth Tai and N. Damodar Reddy. Chandrashekar M. Reddy also serves as Sage's President and Chief Executive Officer. Prior to the establishment of the compensation committee on March 18, 1999, the board of directors as a whole made all decisions relating to executive compensation. For a description of the transactions between Sage and members of the compensation committee, and entities affiliated with such members, see the transactions described under the heading "Certain Transactions" in this joint proxy statement/prospectus. None of Sage's executive officers serves as a member of the board of directors or the compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. There is no familial relationship between Chandrashekar M. Reddy, N. Damodar Reddy or Pratap G. Reddy.

EXECUTIVE COMPENSATION

    The following table sets forth compensation information for the fiscal year ended March 31, 2000 paid by Sage for the services provided by our President and Chief Executive Officer and the other executive officers whose total salary and bonus for such fiscal year exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                                LONG-TERM
                                                                              COMPENSATION
                                              ANNUAL COMPENSATION   ---------------------------------
                                              -------------------       SECURITIES        ALL OTHER
NAME AND PRINCIPAL POSITION                    SALARY     BONUS     UNDERLYING OPTIONS   COMPENSATION
---------------------------                   --------   --------   ------------------   ------------
Chandrashekar M. Reddy
  President and Chief Executive Officer.....  $175,000   $41,708              --            $14,789
Simon P. Westbrook
  Chief Financial Officer,
  Secretary and Treasurer...................   140,000    20,678              --                 --
Arun Johary
  Vice President of Engineering and Chief
  Technical Officer.........................   160,000    27,150              --                 --
Vijay P. Desai
  Vice President and General Manager,
  Systems Business Unit.....................   135,000    49,450                                 --
Pratap G. Reddy(2)
  Vice President and General Manager IC
  Business Unit.............................   138,000   111,068              --                 --

                       OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth each grant of stock options during the fiscal year ended March 31, 2000 to each of our executive officers:

                                                      INDIVIDUAL GRANTS                POTENTIAL REALIZABLE
                                          -----------------------------------------      VALUE AT ASSUMED
                             NUMBER OF                                                 ANNUAL RATES OF STOCK
                            SECURITIES      % OF TOTAL                                PRICE APPRECIATION FOR
                            UNDERLYING    OPTIONS GRANTED                                 OPTION TERM(4)
                              OPTIONS     TO EMPLOYEES IN   EXERCISE    EXPIRATION    -----------------------
NAME                        GRANTED(1)    FISCAL 2000(2)    PRICE(3)       DATE           5%          10%
----                        -----------   ---------------   --------   ------------   ----------   ----------
Chandrashekar M. Reddy...     26,667            5.6%         $7.98     Aug 12, 2009    $133,830     $339,153
Simon P. Westbrook.......     20,000            4.1           7.98     Aug 12, 2009     100,372      254,361
Aron Johary..............     16,667            3.5           7.98     Aug 12, 2009      83,645      211,972
Vijay P. Desai...........     11,667            2.4           7.98     Aug 12, 2009      58,552      148,382
Pratap G. Reddy..........     13,333            2.8%          7.98     Aug 12, 2009      66,913      169,570

------------------------

(1) Each of the options vested as to 25% of the shares on August 12, 2001 and 2.08% shall vest monthly over the following three years thereafter.

(2) Based on a total of 476,422 option shares granted to our employees under our 1997 Stock Plan during fiscal year 1999.

(3) The exercise price was equal to the fair market value of our common stock as valued by our board of directors on the date of grant. The exercise price may be paid in cash or through a cashless exercise procedure involving a same-day sale of the purchased shares.

(4) The potential realizable value is calculated based on the ten-year term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The potential realizable value at 5% and 10% appreciation is calculated by assuming that the exercise price on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

                         AGGREGATE OPTION EXERCISES IN
               LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

    The following table sets forth information regarding options that were exercised by the executive officers during fiscal year 2000 and the number and value of unexercised, in the money options, at March 31, 2000:

                                                                     NUMBER OF                 VALUE OF
                                                               SECURITIES UNDERLYING         UNEXERCISED
                                                                UNEXERCISED OPTIONS      IN-THE-MONEY OPTIONS
                                                                      HELD AT                  HELD AT
                                     SHARES                      MARCH 31, 2000(1)        MARCH 31, 2000(2)
                                  ACQUIRED ON       VALUE      ----------------------   ----------------------
NAME                              EXERCISED(1)   REALIZED($)    VESTED       UNVESTED    VESTED       UNVESTED
----                              ------------   -----------   --------      --------   --------      --------
Chandrashekar M. Reddy..........    --              $--          --           26,667    $  --         $373,871
Simon P. Westbrook..............    --              --           --           20,000       --          280,400
Arun Johary.....................    --              --           --           48,333       --          805,284
Vijay P. Desai..................    --              --          25,819        33,515     553,456       631,905
Pratap G. Reddy.................    --              --          38,999        46,667     835,983       901,476

------------------------

(1) The heading Vested refers to shares that are no longer subject to repurchase. The heading Unvested refers to shares subject to repurchase as of March 31, 2000.

(2) Based on the closing price of our common stock of $22.00 per share as of March 31, 2000 less the exercise price payable for such shares.

EMPLOYEE OPTION PLANS

1997 STOCK PLAN

    The 1997 Stock Plan was adopted by Sage's board of directors and approved by its stockholders on November 4, 1997. The amendments to the 1997 Stock Plan for which stockholder approval is now being sought were adopted by Sage's board in February 2000 and April 2000, subject to stockholder approval at the Sage special meeting. The 1997 Stock Plan provides for the grant of options intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended, sometimes referred to herein as the "Code", and for other awards consisting of nonqualified stock options, stock appreciation rights, sales or bonuses of restricted stock, dividend equivalent rights, performance units or performance shares. Without giving effect to the proposed amendment, a total of 2,237,333 shares of common stock have been reserved for issuance under the 1997 Stock Plan. As of March 31, 2000, options to purchase a total of 2,086,502 shares had been awarded under the 1997 Stock Plan, and 150,831 shares remained available for future grant. The board of directors or a committee designated by the board is authorized to administer the 1997 Stock Plan, including selecting the individuals eligible for awards, setting the terms of such awards, amending the terms of awards and interpreting the terms of, and adoption of rules for, the 1997 Stock Plan. The maximum term of any incentive stock option granted under the 1997 Stock Plan is ten years, except that with respect to incentive stock options granted to a person possessing more than 10% of Sage's combined voting power or the combined voting power of any parent or subsidiary (a "10% Stockholder"), will not have a term greater than five years. The term of other awards shall be as stated in the agreement evidencing the award.

    The exercise price of incentive stock options granted under the 1997 Stock Plan must be at least 100% of the fair market value of the common stock on the grant date except that the exercise price of incentive stock options granted to a 10% Stockholder must be at least 110% of such fair market value on the grant date. The exercise price of any other award granted under the 1997 Stock Plan may be determined in the discretion of the plan administrator. The aggregate fair market value on the date of grant of the common stock for which incentive stock options are exercisable for the first time by an employee during any calendar year may not exceed $100,000. The individual agreements under the 1997 Stock Plan may provide for repurchase rights for Sage. The 1997 Stock Plan will terminate in 2007, unless earlier terminated by the Board.

1999 EMPLOYEE STOCK PURCHASE PLAN

    Sage's 1999 Employee Stock Purchase Plan qualifies as an "employee stock purchase plan" under Section 423 of the Code and provides Sage's employees with an opportunity to purchase common stock through payroll deductions. Under the 1999 Employee Stock Purchase Plan, Sage's board of directors or a committee designated by the board from time to time shall grant to eligible employees the right to participate in an offering of common stock under the employee stock purchase plan during certain offering periods. Sage expects that on the first day of each offer period, a participating employee will be granted purchase rights which are a form of option to be automatically exercised on the forthcoming exercise dates within the offer period during which deductions will be made from the pay of the participants. When a purchase right is exercised, the participant's withheld salary will be used to purchase shares of Sage's common stock. The price per share at which shares of common stock in Sage are to be purchased under the 1999 Employee Stock Purchase Plan during any offering period will be the lesser of:

    - 85% of the fair market value of Sage's common stock on the date of the grant of the option (the commencement of the offer period); or

    - 85% of the fair market value of Sage's common stock on the exercise date.

    All of Sage's employees whose customary employment is for more than five months in any calendar year and more than 20 hours per week are eligible to participate. Employees subject to the rules or laws of a foreign jurisdiction that prohibit or make impractical the participation of such individuals in the plan are not eligible to participate. Certain additional limitations on the amount of common stock which may be purchased during any calendar year are imposed by the Code. The 1999 Employee Stock Purchase Plan is administered by board of directors or a committee designated by the board, which shall have the authority to administer the employee stock purchase plan and to resolve all questions relating to its administration.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    Sage's certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that a director of a corporation will not be personally liable for monetary damages for breach of such individual's fiduciary duties as a director except for liability:

    - for any breach of such director's duty of loyalty to us or to you, our stockholders;

    - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

    - for unlawful payments of dividends or unlawful stock repurchases as provided in Section 174 of the Delaware General Corporation Law; or

    - for any transaction from which a director derives an improper personal benefit.

    Sage's bylaws provide that the company shall indemnify its directors and executive officers and may indemnify its officers, employees and other agents to the full extent permitted by law and in excess of that expressly permitted by
Section 145 of the DGCL, as authorized in our certificate of incorporation.

    Sage believes that indemnification under its bylaws covers at least negligence and gross negligence on the part of an indemnified party. Sage's bylaws also permit us to advance expenses incurred by an indemnified party in connection with the defenses of any action or proceeding arising out of such

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
party's status or service for us as a director, officer or employee or other agent upon an undertaking by such party to repay such advances if it is ultimately determined that such party is not entitled to indemnification except that any agent with respect to such expenses shall be authorized by the board of directors.

    To the fullest extent permitted by the DGCL, Sage indemnification agreements with officers and directors, among other things, provide for the indemnification of its directors and officers for some of the expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by Sage or in the right of the company, arising out of person's services as one of Sage's directors or officers, any of Sage's subsidiaries or any other company or enterprise to which such person provides services at our request. Furthermore, Sage plans to purchase and maintain insurance on behalf of Sage's directors and officers to insure them against liabilities that they may incur in their capacities as or arising out of their status as directors and officers. Sage believes that these provisions and agreements will assist us in attracting and retaining qualified persons to serve as directors and officers.

    At present Sage is not aware of any pending or threatened litigation or proceeding involving any of its directors, officers, employees or agents in which indemnification will be required or permitted. Sage is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

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
                              CERTAIN TRANSACTIONS

    Since April 1, 1996, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which Sage or any of its subsidiaries was or is to be party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of more than 5% of Sage's capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than compensation agreements and other arrangements described below.

RELATIONSHIP WITH OTHER INVESTORS

PRIVATE PLACEMENT TRANSACTIONS

    Since Sage's inception, Sage has issued certain shares of its preferred stock to directors, and 5% stockholders in the private placement transactions described below:

    - an aggregate of 886,666 shares of Series A preferred stock at $0.564 per share on September 20, 1996 to investors including 366,916 shares to N. Damodar Reddy and 129,500 shares to Michael A. Gumport; and

    - an aggregate of 1,534,962 shares of Series D preferred stock at $3.861 per share from May 1, 1998 to August 31, 1998 to investors, including 647,500 shares to entities affiliated with the Investar Group.

    Sage also issued an aggregate of 312,333 shares of common stock for $3.00 per share in a private placement of shares in 1997, including 28,666 shares of common stock to Chandrashekar M. Reddy on June 30, 1997.

    From May 1, 1998 to May 15, 1998 Sage issued warrants to purchase an aggregate of 166,192 shares of Series D preferred stock at an exercise price of $3.861 to investors, including entities affiliated with the Investar Group. These warrants were converted into shares of common stock at the time of the company's initial public offering.

                             PRINCIPAL STOCKHOLDERS

    The table below sets forth information regarding the beneficial ownership of Sage's common stock as of March 31, 2000, by the following individuals or groups:

    - each person or entity who is known by Sage to own beneficially more than 5% of the outstanding shares of the company's common stock;

    - each of Sage's executive officers;

    - each of Sage's directors; and

    - all directors and executive officers as a group.

    Unless otherwise indicated, the address of each of the individuals listed in the table is c/o Sage, Inc., 2460 North First Street, Suite 100, San Jose, California 95131. Except as otherwise indicated, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown held by them.

                                                        AMOUNT AND NATURE OF SHARES OF COMMON STOCK
                                                         BENEFICIALLY OWNED AS OF AUGUST 19, 1999
                                      -------------------------------------------------------------------------------
                                                                           SHARES ISSUABLE           PERCENT OF
                                                     SHARES SUBJECT TO       PURSUANT TO         OUTSTANDING SHARES
                                      OUTSTANDING       A RIGHT OF       OPTIONS EXERCISABLE   ----------------------
                                       SHARES OF     REPURCHASE AS OF      WITHIN 60 DAYS      BEFORE THE   AFTER THE
                                      COMMON STOCK   MARCH 31, 2000(1)    OF MARCH 31, 2000      MERGER      MERGER
                                      ------------   -----------------   -------------------   ----------   ---------
5% STOCKHOLDERS:
Entities affiliated with Investar
  Group.............................     829,622               --               15,170             8.1%        5.8%

DIRECTORS AND EXECUTIVE OFFICERS:
  Chandrashekar M. Reddy............     896,964               --                   --             8.6%        6.2%
  Simon P. Westbrook................     156,430           44,682                   --             1.1%        0.8%
  Arun Johary.......................     204,031           71,564                   --             1.3%        0.9%
  Vijay P. Desai....................     328,333            6,943               27,805             3.3%        2.4%
  Pratap G. Reddy...................     329,999            6,943               41,666             3.5%        2.5%
  N. Damodar Reddy..................     413,915               --                   --             4.0%        2.8%
  Michael A. Gumport................     241,633               --               31,667             2.6%        1.9%
  Kenneth Tai.......................           0                                                     0%          0%
  All executive officers and
    directors as a group (8
    persons)........................   2,571,305               --                   --

--------------------------
(1) Shares of common stock issued under a stock repurchase agreement under which we retained the right to repurchase those shares at a per share purchase price equal to the original per share purchase price if the holder's employment is terminated.

                              BUSINESS OF FAROUDJA

GENERAL

    Faroudja, Inc. designs, develops and markets a range of video processing and video image enhancement products for the home theater, commercial presentation and broadcast markets. These products include system level products for consumer and commercial end-users and application specific integrated circuits, referred to as "ASICs", that other manufacturers can incorporate into their products. Faroudja is currently seeking to sell these ASICs into markets for new digital display devices such as digital televisions, liquid crystal display, referred to as "LCD", monitors, plasma displays, digital cathode ray tube (referred to as "CRT") displays, and LCD and Digital Light Processing-TM- (referred to as "DLP") projectors, and seeking to address opportunities in the emerging high definition television, referred to as "HDTV" broadcast market.

    Faroudja began operations in 1971 through two related companies, Faroudja Laboratories, Inc. and later Faroudja Research Enterprises, Inc. Faroudja was incorporated in December 1996 under the laws of the state of Delaware to succeed to the business of Faroudja Laboratories and Faroudja Research. Thereafter, Faroudja Research was merged into Faroudja Laboratories with Faroudja Laboratories surviving the merger. Faroudja Laboratories was subsequently merged into a newly-formed, wholly-owned subsidiary of Faroudja.

FAROUDJA SOLUTIONS

    Faroudja has pioneered video image enhancement technologies and designs, develops and markets a variety of video image enhancement products incorporating these technologies. These technologies and products dramatically improve image quality, producing cinema quality images on a wide variety of displays.

    Faroudja's products substantially reduce the imperfections inherent in standard TV signals, which become increasingly apparent on large screen and high resolution displays. Faroudja's technology improves picture quality by removing artifacts and noise, detecting and compensating for motion, enhancing resolution, and multiplying the number of lines displayed. Faroudja's products for the home theater and commercial presentation market include standalone system-level products, and video processing ASICs that original equipment manufacturers can incorporate into their own products. Faroudja is currently seeking to sell its ASICs into markets for new digital display devices such as digital televisions, LCD monitors, plasma displays, digital CRTs, LCD and DLP projectors and PC multimedia applications.

    Faroudja has also developed products that support the transition from analog to digital television and HDTV broadcasting. As broadcasters make significant investments to satisfy regulatory requirements, Faroudja believes that product solutions that enable broadcasters to continue using some of their current studio equipment and source material will help broadcasters minimize transition costs and maintain flexibility in responding to evolving regulatory and market requirements. Faroudja believes that its Digital Format Translator-TM-, referred to as "DFT" upconversion products will enable broadcasters to use equipment present in their existing studios to produce programming in various digital television and HDTV video formats.

PRODUCTS

    Faroudja designs, develops and markets a range of video image enhancement products for the TV and broadcast markets. The following table sets forth certain information regarding Faroudja's current

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
stand alone home theater and commercial presentation products, OEM ASIC products and products for the broadcast market:

        MARKET            PRODUCT                           DESCRIPTION
        ------           ---------                          -----------
Image Enhancement/       DVP2200     Video processor/scaler for large screen high-resolution
Line Multiplying/                    CRT, DLP, LCD and Plasma video projection and display
Scaling Processors for               systems. Scan rate scaling from 480i to computer SVGA and
Projection and Direct                DTV rate of 480p. Aspect ratio control for letterbox,
View Display Systems                 anamorphic and 4:3 video sources.

                         DVP2220     In addition to the capabilities of the DVP2200 the DVP2220 can optimize display of PAL sources by scan rate scaling
                                     from 576i to 576p and doubling the refresh rate of PAL
                                     sources from 50Hz to 100Hz (referred to as "frame
                                     doubling"), removing flicker and increasing light output.

                         DVP3000     Video processor/scaler for large screen high-resolution
                                     CRT, DLP, LCD and Plasma video projection and display
                                     systems. Scan rate scaling from 480i to computer VGA,
                                     SVGA, XGA and SXGA rates and to DTV/HDTV rates of 480p,
                                     1080i, 720p, 960p and 1080p. Aspect ratio control for
                                     letterbox, anamorphic and 4:3 video sources.

                         VS50        NTSC/PAL low noise video decoder and image processor for
                                     large screen standard resolution displays and video
                                     production.

Large Screen             RP5800      HDTV rear screen multimedia projection system with
Multimedia Display                   built-in line doubler and video processor.
Systems

                         LS700       LCD-based front projection system with line doubler and
                                     video processor.

Broadcast                DFD U       NTSC/PAL video decoder/frame synchronizer with 10-bit
                                     processing, time base correction, patented 2D adaptive
                                     comb filter produces artifact-free digital D1 parallel and serial outputs.

                         A2D1F       Low noise video decoder/frame synchronizer with video
                                     adjustments and D1 output.

                         DFT         Format translator products with modular design that allow
                                     custom configurations ranging from base functionality to
                                     full feature suite including upconverting a full range of
                                     NTSC signals through patented 2D decoding, analog
                                     component and serial digital inputs to ATSC 480p, 720p and
                                     1080i DTV/HDTV video formats, full aspect ratio control,
                                     standard and high definition frame synchronization,
                                     digital color correction, digital noise reduction,
                                     advanced video enhancement, HD-SDI and analog outputs, and
                                     System Control Software.

        MARKET            PRODUCT                           DESCRIPTION
        ------           ---------                          -----------
ASICs                    FLI2000     Single chip broadcast quality NTSC/PAL adaptive comb
                                     filter video decoder with 10-bit processing and time base
                                     correction produces separate and enhanced luminance and
                                     chrominance signals for high-end consumer or commercial
                                     product applications.

                         FLI9000     Eight chip set (including the FLI2000) incorporating
                                     Faroudja's basic decoding, line doubling and enhancement
                                     path to provide clearer, sharper video signals compatible
                                     with progressively scanned displays and large screen
                                     projection systems.

HOME THEATER AND COMMERCIAL PRESENTATION PRODUCTS

    DVP2200. The DVP2200 was introduced in 1999 to replace the VP251 line doubling video processors and VP301 line tripling video processors. These digital video processor/scalers produce cinema-like images for large screen high-resolution CRT, DLP, LCD and Plasma video projection and display systems. The processors accept input from sources formatted for conventional 525-line or 625-line TV standards, and perform scan rate conversion to the computer SVGA scan rate and to the digital TV scan rate of 480p and aspect ratio conversion (to letterbox, anamorphic or 4:3) necessary to optimize the image produced by the projection system or display device being used. The processors are precision instruments employing three complex digital signal processes utilizing patented technology in the fields of decoding, scan conversion and detail enhancement. These products substantially reduce color blurring, rainbow patterns, dot crawl and visible scan lines, and deliver sharp image details.

    DVP2220. In addition to having the capabilities of the DVP2200, the DVP2220 can optimize the display of PAL sources by scan rate scaling from 576i to 576p and doubling the refresh rate of PAL sources from 50Hz to 100Hz, referred to as "frame doubling". This removes flicker and increases light output.

    DVP3000. The DVP3000 was introduced in 1999 as Faroudja's premier line of digital video processor/scalers to replace the VP401 line quadruplers. In addition to having all the features and capabilities of the DVP2200, the DVP3000 can convert conventional 525-line or 625-line TV standards into additional scan rates: computer VGA, XGA and SXGA rates and HDTV rates of 1080i, 720p, 960p and 1080p. Greater flexibility and the higher level of performance allows the DVP3000 to be used with a broader variety of projection and display devices and to optimize the image produced by even the most high-performance projection and display systems.

    VS50 CHROMA DECODER. The VS50 decodes NTSC and PAL signals into high quality, artifact-free components to greatly improve image quality for high quality standard scan rate displays and video production.

    REAR PROJECTION MULTIMEDIA DISPLAY SYSTEM (RP5800). Faroudja's 58 inch wide, HDTV rear screen multimedia projection system incorporates Faroudja's line doubling video processing technology. This display system is designed for customers with space, remodeling or lighting constraints and provides HDTV quality images.

    LS-TM-700 LCD PROJECTOR. The LS700 is an LCD-based front projection system produced by In Focus Systems, Inc., referred to as "In
Focus-Registered Trademark-", incorporating line doubling and video processing ASICs of Faroudja. This product combines the image quality for which Faroudja is recognized with the compact form factor, ease-of-use, reliability and low cost of ownership of an LCD projector.

    Home theater and industrial product sales as a percentage of total revenues for fiscal 1999, 1998 and 1997 were 81%, 84% and 88%, respectively.

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
    Faroudja co-brands certain of its standalone video processing products with Vidikron of America, Inc., referred to as "Vidikron".

BROADCAST PRODUCTS

    DFD-U DIGITAL DECODER. The DFD-U uses 10-bit processing with patented decoding and bandwidth expansion circuitry to convert PAL or NTSC analog signals into the digital component data required for video compression. Additional circuits include time base correction and full frame synchronization. The combination results in a significantly artifact-free digital signal that enables additional channel capacity with reduced noise levels and higher quality video signals from MPEG video compression engines.

    A2D1F. The A2D1F decodes NTSC signals into high quality, artifact-free components prior to the time the signal is transmitted. The output signal is used in applications such as studio manipulation and digital video compression.

    DIGITAL FORMAT TRANSLATOR. Faroudja's Digital Format Translator-TM- (referred to as "DFT") products, used in conjunction with existing NTSC production equipment at post-production, network or network affiliate studios, provide broadcasters with the ability to produce programming in various digital TV and HDTV video formats. In addition to translating standard resolution video into higher resolution formats, certain of the DFT products enable broadcasters to transform standard source material (4:3 aspect ratio) into a wide screen (16:9 aspect ratio) format. The products provide user-friendly means for studio engineers to control a broad range of factors that ultimately contribute to superior image quality. The translators have a modular design and can be configured to suit particular customer's needs. Examples of configurations are the DFT3 and DFT3A described below.

    DFT3--DIGITAL FORMAT TRANSLATOR. The DFT3 base model translator uses patented Faroudja technologies to translate 525 line interlace serial digital component video into the customer's choice of either the ATSC 720 line progressive or 1080 line interlace HDTV video formats. The product includes the ability to choose from among multiple preset aspect ratios, standard and high definition frame synchronization, digital color correction and HD-SDI outputs.

    DFT3A--DIGITAL FORMAT TRANSLATOR. The DFT3A is a fully featured DFT3. It contains all features of the DFT3 and Faroudja's patented adaptive comb filter decoding for upconverting the full range of NTSC signals (analog, composite and digital) into the full range of ATSC digital TV and HDTV video formats: 480 line progressive, 720 line progressive and 1080 line interlace. Digital noise reduction and a variety of analog monitoring options are also added to round out the DFT3A and make it the most advanced and feature rich product in its class.

    Broadcast product sales as a percentage of total revenues for fiscal 1999, 1998 and 1997 were 13%, 10% and 2%, respectively.

ASIC PRODUCTS AND LICENSING

    Faroudja has designed and developed ASIC products incorporating Faroudja's technologies for the display and broadcast OEM markets including the FLI2000 chip and the FLI9000 chip set.

    FLI2000. The FLI 2000 is a broadcast quality NTSC/PAL decoder ASIC, with time base correction and detail enhancement. It can be incorporated into consumer or commercial projection and display devices or into broadcast products.

    FLI9000. The FLI9000 set of eight proprietary ASICs includes the FLI2000 and additional ASICs that provide deinterlacing and enhancement functionality. The chip set provides much of the functionality of the DVP2200. The FLI9000 chip set was incorporated by In Focus-Registered Trademark- into the LS700 projector and is being incorporated by Mitsubishi Electric Corporation into video processors primarily being sold in conjunction with Mitusbishi's high-end projection systems.

    ASIC sales represented 6% of total revenues for fiscal 1999 and were not significant in prior years.

RESEARCH AND DEVELOPMENT; NEW PRODUCTS

    Faroudja has devoted, and expects to continue to devote, significant resources to its research and development efforts. In 1996, Faroudja established a VLSI design group to develop high performance video ASICs. As of December 31, 1999, Faroudja had a staff of 21 full-time research and development personnel. During 1999, 1998 and 1997 Faroudja's research and development expenses were approximately $4.2 million, $4.8 million and $4.2 million, respectively. Faroudja anticipates that its research and development expenses will increase in absolute dollars for the foreseeable future.

    A number of products are in development with introductions planned during the next several years. For the home theater and commercial presentation markets, Faroudja introduced the DVP5000 digital video processor/scaler in early 2000 and production of this product began in March, 2000. In addition to features shared with the DVP3000, the DVP5000 upconverts 1080i HDTV signals to 1080p, and unconverts 480p digital TV signals to 960p. These video processor/scalers will optimize the performance of very large, high performance, projection systems and display devices. For the broadcast market Faroudja is continuing to develop and cost-reduce its DFT products to respond to the needs of the emerging digital TV/HDTV market. Faroudja is also developing additional ASICs that include enhanced capabilities, integrate more of Faroudja's video processing technologies and use denser chip geometries. The introduction of these new ASICs will enable Faroudja to make its technologies available on a more cost-effective basis for higher volume applications. In 2000 Faroudja expects to introduce a new ASIC that incorporates Faroudja's enhancement technology and a new ASIC that incorporates Faroudja's deinterlacing technology. The combination of these two ASICs and the FLI2000 will enable Faroudja to provide a three chip set with functionality exceeding that of its present FLI9000 eight chip set at lower cost.

    Other planned research projects include expanded development of line multipliers and compression pre-processors for broadcast products which include noise reduction to increase compressor efficiency.

    The markets for Faroudja's products are characterized by evolving industry standards, rapid technological change, frequent new product introductions and short product life cycles. Faroudja's future success will depend, in large part, on its ability to continue to enhance its existing products, develop new products and features to meet changing customer requirements and evolving industry standards, and enter into royalty-bearing licenses. Sales of Faroudja's line multiplier products to the home theater and commercial presentation markets increased in 1999 due to the introduction of new products with superior performance and enhanced feature sets. Faroudja anticipates that sales of such products will experience limited growth, or decline, in future periods due to increased competition, pricing pressure and consumer confusion over HDTV. Faroudja believes that the confusion resulting from HDTV and related market weakness could continue until HDTV broadcast begins on a wide-scale basis. Faroudja does not expect a material portion of its revenues in 2000 to come from sales of recently introduced products or products which Faroudja is developing for introduction in 2000. The success of new products depends on a number of factors, including proper selection and timely introduction, successful and timely completion of product development, accurate estimation of demand, market acceptance of new products of Faroudja and its OEM customers, Faroudja's ability to offer new products at competitive prices, the availability of adequate staffing to produce and sell such new products, and competition from products introduced by competitors. Certain of these factors are outside the control of Faroudja. Sales of Faroudja's ASIC products, and future royalty revenues, depend in part upon the ability of Faroudja's OEM customers and licensees to successfully develop and market products incorporating Faroudja's products or technology. There can be no assurance that Faroudja's broadcast products will be widely accepted by the broadcast market. There can be no assurance as to the amount of royalties, if any, that Faroudja will receive in the future.

    Incorporating Faroudja's products into its OEM customers' product designs often requires significant expenditures by Faroudja, which expenditures may precede volume sales, if any, by one year or more.

    The introduction of new or enhanced products also requires Faroudja to manage the transition from older products in order to minimize disruption in customer ordering patterns, to avoid excessive levels of older product inventories and to ensure that adequate supplies of new products can be delivered to meet customer demand.

    There can be no assurance that Faroudja will identify new product opportunities, will successfully develop and bring to market new products, will be chosen to supply ASIC products for incorporation into OEMs' products or will respond effectively to technological changes or product announcements by others, or that Faroudja's new products will achieve market acceptance. A failure in any of these areas would have a material adverse effect on Faroudja's business, financial condition and operating results.

TECHNOLOGY

    Faroudja has significant expertise in a number of technologies relating to video image enhancement.

    ENCODING TECHNOLOGY. A NTSC or PAL signal consists of a luminance signal and two color-difference signals. In a conventional NTSC or PAL encoder, the color-difference signals are modulated on a subcarrier and added to the luminance signal. In this case, the spectrum of both the luminance signal and the modulated chrominance signal are mixed together, which generates "rainbow patterns," "dot crawl" and other artifacts in TV receivers. Faroudja's patented pre-filtering technology is applied to luminance and chrominance signals separately so that they will not interfere with each other. The two signals are added together without an overlaid spectrum, which significantly reduces rainbow patterns and other artifacts.

    DECODING TECHNOLOGY. The color section of the NTSC standard was originally designed with severe bandwidth restrictions. This causes colors in various video images to "blur" and "smear." These effects are aggravated by storage media, such as VHS tapes, that further degrade the chroma or color signal. The Faroudja decoder technology utilizes proprietary circuitry to recreate and correct color details. This is accomplished by making use of the sharper black and white transitions to develop a correction signal that is then used to sharpen the color transitions. As a result, colors are restored with sharp details and video images retain their original crispness. Digital adaptive comb filter circuitry eliminates decoding errors from imperfect separation of the luminance and chrominance signals and enables the reproduction of sharper, cleaner color images. Faroudja's decoder technology has two separate correction circuits that create color transitions that are clear, sharp and natural by eliminating the artifact known as "dot crawl", a rapid upward movement of colored dots on sharp vertical transitions, and hanging dots which lie underneath all the colored horizontal transitions. Dot crawl and hanging dots are readily apparent with large, highly saturated, stationary graphics such as titles and credits.

    MOTION COMPENSATION TECHNOLOGY. The inherent scan and frame rate changes that are required to display the enhanced video image make motion compensation necessary in the reconstruction of the enhanced picture. TV images are transmitted in an interlaced fashion in which the picture is transmitted in two parts, the first being the odd lines of the picture, the second the even lines. This creates a time delay of 16 milliseconds between the odd and even lines of the image. If motion is present, artifacts can be generated in the conversion to a line multiplied image. Also, while TV images are displayed at approximately 60 frames per second, cinema film sources are displayed at 24 frames per second. To ensure an image noticeably free from artifacts, the motion of the video has to be taken into account and identification of the source material as video or film is necessary. Faroudja's motion and film detection technology is used in most of its video enhancement products.

    LINE MULTIPLIER TECHNOLOGY. The line multiplier technology reduces scan line visibility resulting from utilizing a 525 line interlaced broadcast standard on today's large screen TVs by changing the interlaced video signal to a progressively scanned signal. Faroudja's line multiplier technology detects motion and interpolates correctly to "fill in the blanks." This technology can detect the difference between a film image that has been transferred to video or a video image that emanates from a video camera. After detecting the image type, the line multiplier technology selects its algorithm to compensate accordingly. This is critical because today's home theaters are primarily used to show films that were transferred to video, whether on tape, laser disc, DVD or off the air.

    DETAIL ENHANCEMENT TECHNOLOGY. The best video sources such as DVD (if properly recorded) provide good resolution while others such as digital satellite reception and laser discs often provide acceptable resolution. Common sources such as broadcast or VHS tapes are noticeably deficient. The problem is compounded when scan lines are multiplied and when other signal processing is applied. The resulting picture is free of artifacts (including visible scan lines) but dull, with loss of definition and a general blurriness. Through the use of non-linear processing Faroudja's proprietary technology increases the visibility of small image details, whether horizontal or vertical, without introducing ringing or noise artifacts and without modifying large edge response. This technique also expands the apparent bandwidth of large edge signals without introducing artifacts, such as ringing, in both the horizontal and vertical domains. The combination of these two techniques results in an image that gives a greater feeling of depth.

    NOISE REDUCTION. All analog video sources contain some degree of picture noise. This is manifested as low level moving or shimmering artifacts, or an excessive graininess in the picture. High quality digital sources such as DVDs have much reduced noise content. Noise reduction processing is required to bring analog sources, either existing archive material or new material from traditional cameras, up to digital standards. Small static details in the picture have to be distinguished from the moving noise artifacts so that correct discrimination can be accomplished. Faroudja makes use of its motion detection and adaptive video filtering technologies to optimize noise reduction in the video images.

    TIME BASE CORRECTION. Video sources that are transmitted from a broadcast studio or by a satellite or cable TV headend derive line and frame scan rates from stable, crystal-controlled sources which are timing accurate. Video produced by consumer video cassette recorders, camcorders and, to a lesser extent, video discs are subject to timing errors, because the playback relies on the mechanical rotation of the storage medium for timing accuracy. In the case of VCRs, line lengths may vary causing color decoding and video picture alignment problems. If a VCR source is to be transmitted in the industry standard digital D1 format, this line timing variability is not permissible. Faroudja's time base correction technology permits its decoders not only to separate the luminance and chrominance components of the video source but to re-lock the video to a crystal reference. This stabilizes the picture, particularly when video is overlaid on other video sources, and makes it compliant with digital studio transmission standards.

    SCALING. As new video standards and display technologies emerge, the need to reformat the video picture by scaling in both the horizontal and vertical domains becomes more important. Faroudja's digital video processor/scalers and DFT products scale the picture by non-integer ratios to convert traditional video sources to the new DTV and HDTV formats. This capability is required for PC interface products, and LCD and DLP-TM- based products, all of which have finite numbers of pixels in their display format. When pixel based displays are used to display video, the video source should be scaled to convert the original number of lines to the number of lines in the display device to avoid the creation of video artifacts.

STRATEGIC RELATIONSHIPS AND LICENSING

    Faroudja believes that strategic relationships with other manufacturers will provide opportunities to facilitate the entry of video image enhancement products into new markets.

    Yves Faroudja, Faroudja and General Instrument Corporation, referred to as "GI", are parties to a world-wide license agreement dated May 1, 1996 pursuant to which GI licensed certain patents to Faroudja and Faroudja licensed certain patents to GI relating to video compression and decompression. The licenses are royalty-free so neither party is obligated to pay, nor entitled to receive, license fees from the other party. The agreement grants exclusive rights to each company in defined fields of use, includes the right to grant sublicenses and extends until the last to expire of the licensed patents. As a result of that agreement, GI could produce products in the field of scan conversion of source material presented to a compression system competitive with Faroudja's upconverter products.

    In March 1997, Faroudja entered into a license agreement with S3 Incorporated, referred to as "S3", which allows S3 to incorporate certain of Faroudja's technologies, including line doubling, detail enhancement, cross-color suppression, motion tracking and compensation and digital compression filtering, in S3's advanced graphics accelerator products for mainstream multimedia PC systems. To the extent that S3 incorporates Faroudja's technologies in S3 products Faroudja will receive royalties. The license agreement was exclusive for certain markets provided that certain conditions, including the payment of minimum quarterly license fees, were satisfied. S3 has advised Faroudja that it will not make payments necessary to maintain its exclusive rights with respect to any periods after March 31, 1998. S3 has not shipped any products that incorporate Faroudja's technology and there can be no assurance that S3 will develop products or pay any future royalties under the license agreement.

    In December 1998, Faroudja entered into a manufacturing, sales and distribution agreement with In Focus, pursuant to which In Focus agreed to incorporate Faroudja's line doubling and video processing circuitry into an In Focus LCD projector to be known as the "LS-TM-700." The agreement granted to Faroudja the exclusive right to sell the LS700 in the home theater market. Faroudja also agreed that until May 30, 1999 it would not allow any company other than In Focus to offer or sell any front-screen LCD-based home theater projection devices incorporating Faroudja's proprietary ASICs. Shipments of LS700s to Faroudja's home theater customers began in January 1999.

SALES AND MARKETING

    Faroudja markets its products for the home theater and commercial presentation markets through a network of home theater, industrial and commercial dealers, representatives, as well as OEM customers. As of December 31, 1999, Faroudja maintained a sales force of seven persons at its headquarters in Sunnyvale, California, and four employees in regional offices. Faroudja's marketing programs include trade shows, training seminars, public relations and advertising. Faroudja also uses its web site (www.faroudja.com) for marketing, and intends to place greater emphasis on Internet marketing in the future. Revenues from S3 and Vidikron accounted for 10.6% and 11.1%, respectively, of total revenues in 1997. Revenues from Vidikron accounted for 10% of total revenues in 1998. No customer accounted for 10% or more of total revenues in 1999.

    Faroudja currently distributes its home theater products through approximately 350 home theater dealers throughout the United States. This distribution channel is managed by a company national sales manager, two regional managers, one field training manager, independent sales representatives and a customer service department.

    Faroudja also sells its products to the industrial market for uses such as corporate boardrooms, executive conference centers and auditoriums, through a network of more than 100 industrial dealers. These dealers typically provide installation, product integration, on site training and customer support. This network is managed directly by the national sales manager and two regional managers that manage home theater distribution and by independent industrial sales representatives.

    For the broadcast market, Faroudja relies primarily on direct sales and marketing. Faroudja has two employees who sell directly to the broadcast market and a technical support engineer. In 1999 Faroudja entered into reseller arrangements with Thomcast Communications Inc.'s Comark Division, Harris Corporation's Broadcast Division, Communications Engineering, Inc. and Philips Digital Video Systems Company, systems integrators of broadcast equipment, to support growth in this area.

    Faroudja has OEM and/or co-branding relationships with Vidikron, In Focus and Mitsubishi Electric Corporation. There can be no assurance that Faroudja will continue to receive any revenues from continuing relationships or that it will be successful in developing additional OEM relationships.

    Export sales represented approximately 15.4%, 18.6% and 13.1% of Faroudja's total revenues in 1999, 1998 and 1997, respectively. Export sales decreased in 1999 in absolute dollars and as a percentage of total revenues from the prior year, primarily due to declining economic conditions in Asia. Faroudja has a non-exclusive worldwide distribution arrangement with Vidikron pursuant to which
Vidikron distributes Faroudja's digital video processor/scalers.   In addition,
Faroudja has distributors or dealers in over 35 countries worldwide. Export sales to international customers entail a number of risks, including unexpected changes in, or impositions of, legislative or regulatory requirements, delays resulting from difficulty in obtaining export licenses for certain technology, tariffs, quotas and other trade barriers and restrictions, longer payment cycles, greater difficulty in accounts receivable collection, potential adverse taxes, currency exchange fluctuations, the burdens of complying with a variety of foreign laws and other factors beyond Faroudja's control.

    Faroudja's future success will depend, in large part, on the continued efforts of its network of direct and indirect distributors and dealers. The loss of, or reduction in sales to, any of Faroudja's key customers could have a material adverse effect on Faroudja's operating results.

    Faroudja's business is characterized by short lead times and quick delivery schedules. As a result, Faroudja does not believe that backlog at any given time is a meaningful indication of future sales.

MANUFACTURING

    VIDEO PROCESSOR/SCALERS AND BROADCAST PRODUCTS. Faroudja's manufacturing operations are located in Sunnyvale, California and consist mainly of materials procurement, final assembly, testing, quality assurance and shipping of products. The only product assembly performed by Faroudja is final assembly, which consists of building chassis and installing circuit boards and wires and cables. Faroudja performs testing and quality assurance of all products, except for projection systems, at its Sunnyvale facilities and plans to expand its in-house automated testing efforts as its product volume increases.

    Faroudja subcontracts other manufacturing functions, including the production of its printed circuit boards. Bestronics, Inc., referred to as "Bestronics", assembles more than 80% of Faroudja's circuit boards. Faroudja's reliance on independent printed circuit board assemblers limits its control over delivery schedules, quality assurance and product cost. Faroudja also relies on suppliers for components, such as DC Electronics, Inc., referred to as "DC Electronics", which builds all of Faroudja's wire and cable harnesses.

    Faroudja's RP5800 Rear Projection System utilizes a projector chassis purchased from Barco, Inc. The RP5800 is manufactured for Faroudja on a contract basis by Visual Structures, Inc. Visual Structures integrates, assembles and tests the various components of the system, including Faroudja's video processors.

    The LS700 projector was manufactured by In Focus incorporating ASICs provided by Faroudja. The projector is co-branded with the names of both In Focus and Faroudja.

    Disruption in service by any of Faroudja's subcontractors or Faroudja's suppliers could lead to supply constraints or delays in the delivery of Faroudja's products. Such supply constraints or delays could have a material adverse effect on Faroudja's business, operating results and financial condition.

    WAFER FABRICATION. Faroudja contracts all of its wafer fabrication, assembly and testing to independent foundries and contractors, which enables Faroudja to focus on its design strengths, minimize fixed costs and capital expenditures and gain access to advanced manufacturing facilities. As Faroudja continues to develop ASIC products, it will continue to outsource its wafer production. Faroudja's engineers work closely with Faroudja's foundries and subcontractors to increase yields, lower manufacturing costs and assure quality. Faroudja's primary foundry is ST Microelectronics, Inc., referred to as "ST". Most of Faroudja's devices are currently fabricated using complementary metal oxide semiconductor, referred to as "CMOS", process technology with 0.5 and 0.8 micron feature sizes. New devices are being designed in 0.25 micron and 0.35 micron sizes. Faroudja currently purchases products from all of its foundries under individually negotiated purchase orders. Faroudja does not have long-term supply contracts with any of its wafer fabrication foundries and, therefore, none are obligated to supply products to Faroudja for any specific period, in any specific quantity or at any specified price, except as may be provided in a particular purchase order. Faroudja's reliance on independent foundries and assembly and testing houses involves a number of risks.

COMPETITION

    The markets in which Faroudja competes are intensely competitive and are characterized by rapid technological change, rapid product obsolescence and price competition. Faroudja expects competition to increase in the future from existing competitors and from other companies that may enter Faroudja's existing or future markets with products or technologies which may be less costly or provide higher performance or more desirable features than Faroudja's products. For example, during the year ended December 31, 1999, the low end of Faroudja's video processor/scaler family faced heavy competition from other line processor manufacturers and from certain projector manufacturers that included built-in line multipliers in their projectors. These trends are expected to continue. Faroudja's existing and potential competitors include several large domestic and international companies that have substantially greater financial, manufacturing, technical, marketing, distribution and other resources than Faroudja. In the market for video processors, Faroudja's principal competitors are CinemaPro Corporation dba Runco International, referred to as "Runco", Communications Specialties, Inc., DWIN Electronics, Inc., referred to as "DWIN", Extron Electronics, referred to as "Extron", Miranda Technologies Inc., referred to as "Miranda", NEC Technologies, Inc., RGB Spectrum, Snell & Wilcox, Inc., referred to as "Snell & Wilcox", Sony Corporation, referred to as "Sony" and Yamashita Engineering Manufacturing, Inc., referred to as "YEM". DVDO, Inc., referred to as "DVDO" and Genesis Microchip Inc., referred to as "Genesis", have recently emerged as competitors with chip solutions. In the market for broadcast products, Faroudja's principal competitors are Leitch Incorporated, referred to as "Leitch", Miranda, Panasonic Broadcast & Television Systems Company, referred to as "Panasonic", Snell & Wilcox and TeraNex. As Faroudja's products penetrate broader markets and as these markets become commercial markets, Faroudja expects to face competition from diversified electronic and semiconductor companies.

    Yves Faroudja, Faroudja and GI are parties to a royalty free, world-wide license agreement dated May 1, 1996 pursuant to which GI licensed certain patents to Faroudja and Faroudja licensed certain patents to GI relating to video compression and decompression. As a result of that agreement, GI could produce products in the field of scan conversion of source material presented to a compression system competitive with Faroudja's upconverter.

    Faroudja has licensed and, subject to obtaining Sage's consent, intends to continue to license its technologies and intellectual property. Faroudja also offers for sale ASIC products, developed by or for Faroudja, which implement certain of Faroudja's technologies. Faroudja's licensees and OEM customers may be larger and have greater market recognition and financial, technological, engineering, manufacturing and distribution capabilities than Faroudja. In addition, such licensees and OEM customers may use such technologies and subsystems either alone or in combination with other technologies to develop products that compete with Faroudja's technologies and products. At present, Faroudja believes that S3 and GI are licensees which could compete with certain of Faroudja's technologies and products. While Faroudja may sell ASIC products and receive royalties from such licensees, there can be no assurance that the technologies and products offered by such licensees and OEM customers will not compete directly with those of Faroudja, have performance, cost or other advantages over those of Faroudja or have an adverse impact on the sales or other licensing activities of Faroudja.

    Certain of Faroudja's principal competitors maintain their own manufacturing facilities, including semiconductor foundries, and may therefore benefit from certain capacity, cost and technical advantages. Since Faroudja does not operate its own semiconductor manufacturing, assembly or testing facilities, it may not be able to reduce its costs as rapidly as companies that operate their own facilities. The failure of Faroudja to introduce lower cost versions of its products in a timely manner or to successfully manage its manufacturing, assembly and testing relationships would have a material adverse effect on its business, operating results and financial condition.

    Faroudja believes that its ability to compete successfully in the rapidly evolving markets for high performance video image enhancement technology depends on a number of factors, including protection of its proprietary technology and information, the price, quality, form factor and performance of Faroudja's and its competitors' products, the timing and success of new product introductions by Faroudja, its customers and its competitors, the emergence of new industry standards, Faroudja's ability to obtain adequate foundry capacity, the number and nature of Faroudja's competitors in a given market and general market and economic conditions. There can be no assurance that Faroudja will compete successfully in the future with respect to these or any other competitive factors.

PROPRIETARY RIGHTS AND LICENSES

    Faroudja's future success depends, in part, on its ability to protect its proprietary technology and information. Although Faroudja relies on a combination of patents, copyrights, trademarks, trade secrets and licensing arrangements with third parties to protect certain of its intellectual property, Faroudja believes that factors such as the technological and creative skills of its personnel and the success of its ongoing product development efforts are more important in maintaining its competitive position. Faroudja generally enters into confidentiality or license agreements with its employees, distributors, customers and potential customers and limits access to its proprietary information. Faroudja holds or is the exclusive licensee of 44 U.S. and 16 foreign patents, and 5 U.S. and 25 foreign patent applications. Faroudja depends on these patents for the enhancement of its current products and the development of future products. Most of these patents and patent applications are owned by Yves Faroudja, Faroudja's founder and Chief Technical Officer.
Mr. Faroudja has granted Faroudja an exclusive perpetual, royalty-free, license to use patented and unpatented technologies developed by him prior to January 20, 1997. As Faroudja is a licensee of such patents and applications, it is subject to risks not generally faced by other companies that own the intellectual property upon which their businesses rely. There can be no assurance that patents will issue from any pending applications or that any claims allowed from pending applications will be of sufficient scope or strength, or be issued in all countries necessary to provide meaningful protection or any commercial advantage to Faroudja. Also, competitors of Faroudja may be able to design around the licensed patents. The laws of certain foreign countries in which Faroudja's products are or may be developed, manufactured or sold, including various countries in Asia, may not protect Faroudja's products or intellectual property rights to the same extent as the laws of the United States, and thus, may increase the likelihood of piracy of Faroudja's technology and products. There can be no assurance that the steps taken by Faroudja to protect its intellectual property rights will be adequate to prevent misappropriation of its technology or that Faroudja's competitors will not independently develop technologies that are equivalent or superior to Faroudja's technology.

    The video image enhancement and related industries are characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in significant and often protracted and expensive litigation. Faroudja may from time to time be subject to proceedings alleging infringement by Faroudja of intellectual property rights owned by third parties. If necessary or desirable, Faroudja may seek licenses under such intellectual property rights. However, there can be no assurance that such licenses will be offered or that the terms of any offered license will be acceptable to Faroudja. The failure to obtain such a license from a third party for technology used by Faroudja could cause Faroudja to incur substantial liabilities and to suspend or cease the manufacture of products requiring such technology.

    Faroudja may initiate claims or litigation against third parties for infringement of Faroudja's proprietary rights or to establish the validity of Faroudja's proprietary rights. For example, in January 1997 and May 1997, Faroudja filed actions against DWIN and Snell & Wilcox, respectively, seeking relief and damages for the infringement of certain patents.

EMPLOYEES

    As of December 31, 1999, Faroudja had 52 full-time employees, including 21 full-time employees primarily involved in research and development activities, 11 in marketing and sales, 7 in finance and administration and 13 in manufacturing and quality assurance. Most employees are based at Faroudja's headquarters in Sunnyvale, California. Faroudja's employees are not represented by any collective bargaining unit and Faroudja has never experienced a work stoppage. Faroudja believes that its employee relations are good. Faroudja intends to expand its employee base in 2000, primarily in research and development, and believes that its future success will depend largely on its ability to attract and retain highly-skilled engineering personnel. Competition for such personnel is intense. Faroudja's future success will depend to a significant extent upon the continued services of members of senior management and other key employees of Faroudja. The loss of the service of any of these individuals could have a material adverse effect on Faroudja.

                              FAROUDJA PROPERTIES

    Faroudja occupies approximately 20,000 square feet of space in Sunnyvale, California pursuant to a lease that extends until September 30, 2003. In 1997, Faroudja leased an additional 10,000 square feet of space in Sunnyvale, California for a term that extends until September 2003, and leased a 2,000 square foot facility in Phoenix, Arizona for a research and development facility. Faroudja determined that leased space exceeded its needs and terminated the Phoenix lease on October 31, 1998 and subleased the additional 10,000 square feet in Sunnyvale in April 1999 for the balance of that lease term. The aggregate annual gross rent for Faroudja's facilities (less rent received from a sublessee) was approximately $465,000 in 1998, approximately $392,000 in 1999, and will be approximately $252,000 in 2000.

                           FAROUDJA LEGAL PROCEEDINGS

    In January 1997 Faroudja filed an action against DWIN seeking injunctive relief and unspecified monetary damages for the infringement of US Patent Number 4,876,596, referred to as the "596 Patent". The action was filed in the United States District Court, Northern District of California, San Jose Division. The case against DWIN is Civil Action No. C-97 20010 SW (PVT). The 596 Patent was issued on October 24, 1989, is owned by Yves Faroudja and is licensed to Faroudja. DWIN raised defenses and counterclaims that the 596 Patent is invalid and not infringed. They also sought to recover attorneys' fees and costs.

    In the DWIN action Faroudja amended its complaint to add claims of infringement of U.S. Patent Number 4,998,287, referred to as the "287 Patent", on August 17, 1998. The 287 patent, which was issued on March 5, 1991, is owned by General Instrument and licensed to Faroudja. On February 24, 1999, the court in the DWIN action granted DWIN's motion for summary judgment as to the 596 Patent on the basis of non-infringement. On March 13, 2000 the parties entered into an agreement settling the action, subject to the court granting Faroudja's unopposed motion to vacate the court's summary judgment order as to the 596 Patent. On March 24, 2000 the court granted Faroudja's motion to vacate the summary judgment order and the case was dismissed.

                        FAROUDJA SELECTED FINANCIAL DATA
                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                               YEAR ENDED DECEMBER 31
                                               -------------------------------------------------------
                                                 1999       1998       1997       1996          1995
                                               --------   --------   --------   --------      --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Total revenues...............................  $13,476    $12,270    $17,006    $13,126       $11,954
Net (loss) income............................   (2,099)    (3,469)     1,251        N/A           N/A
Pro forma net (loss) income(1)...............      N/A        N/A        N/A      1,319(1)      3,070(1)
Net (loss) income per share (diluted)........  $ (0.17)   $ (0.29)   $  0.13        N/A           N/A
Pro forma net (loss) income per share
  (diluted)(1)...............................      N/A        N/A        N/A    $  0.16(1)    $  0.43(1)
Shares used in diluted per share
  computation................................   12,272     12,146      9,925      8,191         7,176

CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and available-for-sale
  investments................................  $19,916    $20,419    $23,549    $ 3,083       $ 2,759
Working capital..............................   20,526     24,487     26,987      5,861         4,744
Total assets.................................   34,567     28,721     33,489      9,604         6,734
Total long-term debt.........................       --         --         --         --            --
Total stockholders' equity...................   29,083     26,498     29,348      7,245         5,515

QUARTERLY DATA:

                                               1999                                        1998
                             -----------------------------------------   -----------------------------------------
                               4TH        3RD        2ND        1ST        4TH        3RD        2ND        1ST
                             --------   --------   --------   --------   --------   --------   --------   --------
Total revenues.............   $3,876     $3,856     $3,309    $ 2,435     $2,554    $ 3,005     $3,353     $ 3358
Gross profit...............    2,164      2,382      1,770        850      1,215      1,362      1,940      2,254
Net (loss) income..........       77         23       (721)   $(1,478)      (903)    (1,821)      (754)         8
Net (loss) income per share
  (diluted)................   $ 0.01     $(0.00)    $(0.06)   $ (0.12)    $(0.08)   $ (0.15)    $(0.06)    $(0.00)

------------------------

(1) Reflects the pro forma effect of Faroudja being treated as a C Corporation rather than an S Corporation for federal and state income tax purposes from January 1, 1994.

(2) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the basis used to calculate net (loss) income per share.

           FAROUDJA MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION

    THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 CONCERNING FAROUDJA'S FUTURE PRODUCTS, EXPENSES, REVENUE, LIQUIDITY AND CASH NEEDS AS WELL AS FAROUDJA'S PLANS AND STRATEGIES. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. THESE FORWARD-LOOKING STATEMENTS ARE BASED UPON CURRENT EXPECTATIONS. FAROUDJA'S ACTUAL RESULTS AND TIMING OF CERTAIN EVENTS COULD DIFFER MATERIALLY FROM THE DESCRIPTIONS IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING THOSE SET FORTH BELOW. FAROUDJA UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE.

OVERVIEW

    Faroudja, Inc. began operations in 1971 through two related companies, Faroudja Laboratories, Inc. and later Faroudja Research Enterprises, Inc. Faroudja was incorporated in December 1996 under the laws of the state of Delaware to succeed to the business of Faroudja Laboratories and Faroudja Research. From inception to 1988 Faroudja specialized in the development, manufacturing and sale of products to the broadcast industry. In 1988 Faroudja introduced its initial product for the home theater and commercial presentation markets--a video processor referred to as a "line multiplier."

    In 1999, 1998, and 1997, sales of home theater and commercial presentation markets comprised approximately 81%, 84% and 88%, respectively, of Faroudja's total revenues. The decrease in home theater and commercial presentation market sales as a percentage of total Faroudja sales in 1999 over 1998, and 1998 over 1997, reflects the change in sales mix due to increased sales of ASIC chips in 1999 and growth in broadcast sales in 1999 and 1998 resulting from Faroudja's re-entry into the broadcast market in the second half of 1998 with the introduction of the Digital Format Translator-TM-, referred to as "DFT", an upconverter that supports television broadcasters' transition from analog to digital television.

    Faroudja's revenues increased in 1999 over 1998 as a result of increased sales in all areas: line multiplier products, broadcast products and ASIC products, partially offset by the absence of licensing revenue. Revenues in 1998 were lower than revenues in 1997 primarily due to a decline in sales of line multiplier products.

    Increased revenues, the introduction of new, higher margin products and lower expenses resulted in a lower net loss for 1999 as compared to 1998. Faroudja's net loss in 1998, following a profitable 1997, was primarily due to a substantial drop in line multiplier product sales and higher operating expenses.

    To maintain favorable margin levels on product sales, Faroudja must introduce new products, introduce enhanced versions of existing products, and continue cost reduction efforts. Significant efforts in these areas in 1998 and in the first half of 1999 resulted in the introduction of DFTs in 1998 and a completely new line of line multipliers in 1999, with corresponding improvements in product revenues and margins.

    In 1999 Faroudja reduced expenses throughout the organization, with modest decreases in research and development and sales and marketing expenses and a more significant decrease in general and administrative expenses. In 1998 Faroudja dedicated increased research and development resources to the development of the DFT and ASIC products. Sales and marketing expenses also increased slightly in 1998 due to efforts to launch the DFT and reenter the broadcast market. General and administrative expenses increased significantly in 1998 over 1997 due to a variety of factors such as litigation expenses, one time charges for management changes and expenses associated with being a public company. In

2000 Faroudja expects to increase research and development expenses in an effort to introduce new ASIC products. Sales and marketing and general and administrative expenses are expected to remain at comparable levels.

    Faroudja's quarterly operating results have varied in the past and are likely to vary significantly in the future from period to period as a result of a number of factors, including the volume and timing of orders received during the period, fluctuations in the amount, and timing of, license and royalty revenues, the timing of new product introductions by Faroudja and its competitors, demand for, and market acceptance of, Faroudja's products, product line maturation, the impact of price competition on Faroudja's average selling prices, delays encountered by Faroudja's strategic partners, the availability and pricing of components for Faroudja's products, changes in product or distribution channel mix and product returns or price protection charges from customers. Many of these factors are beyond Faroudja's control. In addition, due to the short product life cycles that characterize the markets for Faroudja's products, Faroudja's failure to introduce new, competitive products consistently and in a timely manner could materially adversely affect operating results for one or more product cycles.

    In March 1997, Faroudja entered into a license agreement with S3, Incorporated, referred to as "S3", pursuant to which significant royalty payments were received for use of certain Faroudja technology. No royalty payments have been made by S3 with respect to any periods after March 31, 1998.

RESULTS OF OPERATIONS

    The following table sets forth certain items from Faroudja's consolidated statements of operations expressed as a percentage of total revenues for the periods indicated.

                                                             YEAR ENDED DECEMBER 31,
                                                       ------------------------------------
                                                         1999          1998          1997
                                                       --------      --------      --------
Revenues:
  Product sales......................................   100.0%         93.9%         91.2%
  License and royalty revenues.......................      --           6.1           8.8
                                                        -----         -----         -----
    Total revenues...................................   100.0         100.0         100.0
Cost of sales........................................    46.8          44.8          30.9
                                                        -----         -----         -----
Gross margin.........................................    53.2          55.2          69.1
Operating expenses:
  Research and development...........................    31.0          39.3          24.8
  Sales and marketing................................    24.9          28.9          20.4
  General and administrative.........................    19.7          28.2          12.8
  Financing expense..................................      --            --           1.8
                                                        -----         -----         -----
    Total operating expenses.........................    75.6          96.4          59.8
                                                        -----         -----         -----
Operating (loss) income..............................   (22.4)        (41.2)          9.3
Other income:
  Interest income....................................     6.8           9.2           2.1
  Other, net.........................................      --            --           0.5
                                                        -----         -----         -----
(Loss) income before provision for income taxes......   (15.6)        (32.0)         11.9
Benefit (provision) for income taxes.................      --           3.7          (4.5)
                                                        -----         -----         -----
Net (loss) income....................................   (15.6)%       (28.3)%         7.4%
                                                        =====         =====         =====

TOTAL REVENUES

    Total revenues in 1999 increased by $1.2 million or 9.8% from revenue in 1998. Revenues in 1998 decreased by $4.7 million or 27.8% from revenues in 1997.

    The increase in revenues in 1999 over 1998 was primarily attributable to three factors: a $.5 million increase in home theater products attributable to new line multipliers introduced in the second quarter of 1999, an increase of $.6 million in sales of DFT products introduced in 1998 to support broadcasters' roll out of digital TV services, and an increase of $.8 million in sales of ASIC products. Licensing revenue decreased by $.8 million in 1999 from 1998, primarily due to the discontinuance of royalty payments from S3 after March 31, 1998. Sales to one customer accounted for 10% of total Faroudja revenues in 1998. No customer accounted for 10% or more of total revenues in 1999.

    Export sales, consisting primarily of line multiplier products shipped to dealers and distributors in Asia, Europe and Canada, represented 13.1%, 18.6% and 13.1% of total revenues in 1999, 1998, and 1997, respectively. In absolute dollars, total export sales for 1999 were slightly lower than in 1998. All export sales are denominated in U.S. dollars. Faroudja has not experienced nor does it anticipate to experience exposure to any foreign currency exchange fluctuation. Faroudja intends to pursue efforts to increase its export sales in the future, however, there can be no assurance that any growth in export sales will be achieved. Faroudja believes that current economic conditions in Asia might continue to adversely impact sales to that region in 2000.

    Faroudja's future success will depend, in large part, on its ability to continue to enhance its existing products and to develop new products and features to meet changing customer requirements and evolving industry standards. Sales of line multiplier products to the home theater and commercial presentation markets increased in 1999 due to the introduction of new products with superior performance and an enhanced feature set. Faroudja anticipates that sales of such products will experience limited growth, or decline, in future periods due to increased competition, pricing pressure and consumer confusion over HDTV. Faroudja believes that the confusion resulting from HDTV and related market weakness could continue until HDTV broadcasting begins on a wide-scale basis. With the continuing rollout of HDTV in 2000, Faroudja anticipates that sales of its broadcast products, and specifically the DFT, will increase in 2000 and for the next several years.

GROSS PROFIT

    Gross profit as a percentage of total revenues was 53.2% in 1999, 55.2% in 1998 and 69.1% in 1997. The 2% decrease in gross margin in 1999 from 1998 was due to the absence in 1999 of high gross margin licensing revenues corresponding to last royalty payments received from S3 in the first quarter of 1998, offset in part by higher margins on new line multiplier products and increased sales of high margin DFTs. The 13.9% decrease in gross margin in 1998 from 1997 was due to price reductions for certain line multiplier products, a significant decrease in licensing revenues from S3, the write down of certain excess and obsolete inventory items to their net realizable value, and only $1.0 million revenue from DFTs during their first year of sales. Faroudja anticipates that it will incur lower overall gross margins in future periods as it introduces lower margin products for consumer markets and as price competition increases for all products.

RESEARCH AND DEVELOPMENT EXPENSES

    Research and development expenses were $4.2 million in 1999, $4.8 million in 1998 and $4.2 million in 1997. The decrease in 1999 is primarily due to a reduction in purchases of the prototype parts that were heavily used in 1998 developing the DFT. Research and development expenses as a percentage of total revenues decreased in 1999 to 31.0% due to a decrease of $.6 million in 1999 from 1998 levels coupled with an increase in total revenue in 1999.

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    In 1998 the increase in research and development expenses were primarily due to costs incurred by Faroudja for the development of the DFT and the development of ASICs. Research and development expenses as a percentage of total revenues increased to 39.3% in 1998 from 1997 due to increased spending of $.6 million in 1998 from 1997 levels coupled with the decline in total revenues in 1998 from 1997. Faroudja intends to increase its research and development efforts in 2000, primarily in the design and development of board and ASIC products, and therefore expects that research and development expenses will increase in absolute dollars.

SALES AND MARKETING EXPENSES

    Sales and marketing expenses decreased to $3.4 million in 1999 from $3.6 million in 1998 and from $3.5 million in 1997. The decrease is primarily related to decreases in consulting fees, advertising, printing and representative commissions, which were partially offset by an increase in travel expenses. Sales and marketing expenses as a percentage of total revenues decreased in 1999 to 24.9% due to the spending reduction of $.2 million in absolute dollars and the increase of total revenue in 1999.

    Sales and marketing expenses increased as a percentage of total revenues to 28.9% in 1998 from the prior year primarily due to the decline in revenues in 1998 from 1997. Expenses in 1998 were slightly higher than in 1997 due to an increase in trade shows and advertising expenses partially offset by the decline in commissions to outside sales representatives in 1998. Faroudja expects its sales and marketing expenses in 2000 to be similar to 1999 spending levels.

GENERAL AND ADMINISTRATIVE EXPENSES

    General and administrative expenses decreased to $2.6 million in 1999 from $3.5 million in 1998 due to reductions in legal, public relations and litigation expenses along with the absence of one time charges for management changes. General and administrative expenses in 1998 increased from $2.2 million in 1997, primarily due to the costs and professional fees associated with being a public company, legal expenses incurred in patent litigation and one time charges for management changes.

    General and administrative expenses decreased as a percentage of total revenues to 19.7% in 1999 from 28.2% in 1998, primarily due to decreases in spending and increases in total revenue in 1999. As a percentage of total revenues, general and administrative expenses increased in 1998 from 12.8% in 1997 due to increases in spending accompanied by a decline in total revenues in 1998.

    Faroudja expects that 2000 general and administrative expenses, both in absolute dollars and as a percentage of total revenues, will remain similar to 1999 spending levels.

FINANCING EXPENSE

    In 1997 Faroudja expensed $.3 million in the first quarter related to financing activities. There were no financing expenses in either 1999 or 1998.

OTHER INCOME

    Interest and other income decreased to $917,000 in 1999 from $1.1 million in 1998. Interest income was lower in 1999 than 1998 because cash used in operating activities and for an investment in Sage common stock resulted in a decrease in Faroudja's investments in interest bearing securities. The increase in interest and other income in 1998 from $447,000 in 1997 was due to the investment of the $15.6 million net proceeds from Faroudja's initial public offering completed in October 1997, and the $5 million investment by S3 in Faroudja in June 1997. Faroudja anticipates that interest income will decrease in 2000.

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PROVISION FOR INCOME TAXES

    Faroudja made no provision for income taxes in 1999 and recorded a benefit of $457,000 in 1998 and a provision of $766,000 in 1997. The 1999 tax rate reflects the full valuation allowance for net deferred tax assets. The 1998 tax rate reflects the benefit of refundable taxes offset by state taxes and the valuation allowance for certain deferred tax assets.

    Under the Statement of Financial Accounting Standards No. 109 (FAS 109), deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. FAS 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based on the weight of available evidence including current and projected losses, Faroudja has provided a full valuation allowance against its net deferred tax assets for 1999. Faroudja will continue to evaluate the realization of the deferred tax assets on a quarterly basis.

LIQUIDITY AND CAPITAL RESOURCES

    Faroudja has historically funded its capital requirements with its cash flow from operations. Funding requirements in the past have been primarily related to the growth in accounts receivable, inventories and capital equipment.

OPERATING ACTIVITIES

    In 1999, net cash used by operating activities was $139,000, consisting primarily of (i) $2.1 million of net loss, and (ii) a $1.7 million increase in accounts receivable, offset by (i) a $1.1 million decrease in inventory,
(ii) receipt of a $1.3 million tax refund, (iii) a $.3 million increase in other accrued liabilities and (iv) $.8 million of depreciation and amortization.

    In 1998, net cash used by operating activities was $3.2 million, primarily composed (i) $3.5 million of net loss, (ii) a $.9 million decrease in accrued income taxes payable, (iii) a $.7 million increase in income taxes receivable,
(iv) a $.6 million decrease in accrued compensation and benefits, (v) a $.4 million increase in inventories and (vi) a $.3 million decrease in accounts payable. These were offset by (i) a $1.3 million decrease in accounts receivable, (ii) a $.9 million decrease in deferred tax assets and
(iii) $.9 million of depreciation and amortization.

    In 1997, net cash provided by operating activities was $1.1 million, primarily composed of (i) $1.3 million of net income, (ii) $.6 million of depreciation and amortization, (iii) a $.7 million increase in accounts payable,
(iv) a $.5 million increase in accrued compensation, (v) a $.8 million increase in income taxes payable and (vi) a $.3 million increase in other accrued liabilities. These were primarily offset by (i) a $.3 million increase in accounts receivable, (ii) a $1.3 million increase in inventory, (iii) a $.5 million increase in deferred tax assets, (iv) a $.4 million increase in other current assets and (v) a $.5 million decrease in deferred revenues.

INVESTING ACTIVITIES

    Capital equipment purchases in 1999, 1998 and 1997 were $.1 million, $.5 million and $1.2 million, respectively, primarily for computer hardware and software used in research and development, research and development test equipment and furniture and fixtures. In 1999, Faroudja also paid $.5 million as part of its investment in Sage.

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FINANCING ACTIVITIES

    In October 1997, Faroudja effected its initial public offering. Net proceeds, after underwriting discounts and commissions and expenses associated with the offering, were $15.6 million. In June 1997, Faroudja also received $5.0 million from a private placement of Common Stock to S3.

LIQUIDITY

    At December 31, 1999, Faroudja's principal sources of liquidity consisted of cash, cash equivalents and short term investments totaling $19.9 million and working capital of approximately $20.5 million.

    Cash and cash equivalents are predominantly held in three types of investments. These investments are obligations issued by U.S. federal agencies, money market funds that subject Faroudja to limited interest rate or credit risk, and commercial paper of U.S. corporations with A1/P1 credit ratings.

    Cash, cash equivalents and short-term investments at December 31, 1999 declined by $.5 million or 2.5% from the balances at December 31, 1998. The most significant reasons for the cash decrease were the $.5 million investment in Sage and increase of accounts receivable balances, partially offset by receipt of an income tax refund and reduction in inventory.

    Faroudja's future capital requirements are expected to include
(i) supporting the expansion of research and development, (ii) funding the acquisition of capital equipment, primarily for research and development and consisting of such items as research and development equipment, computers and furniture, and (iii) funding the growth of working capital items such as receivables and inventory.

    Faroudja believes that its current cash, cash equivalents and short-term investments will be sufficient to support Faroudja's planned activities through at least the next twelve months.

    Faroudja may investigate means to acquire greater control over semiconductor production, whether by joint venture, prepayments, equity investments in or loans to wafer suppliers. In addition, as part of its business strategy, Faroudja occasionally evaluates potential acquisitions of businesses, products and technologies. Accordingly, a portion of its available cash may be used for the acquisition of complementary products, technologies or businesses or to assure foundry capacity. Such potential transactions may require substantial capital resources, which may require Faroudja to seek additional debt or equity financing. There can be no assurance that Faroudja will consummate any such transactions.

YEAR 2000

    Prior to January 1, 2000, Faroudja completed remediation and testing of its computer systems. As a result of those planning and implementation efforts, Faroudja did not experience any significant disruptions to its operations. Faroudja had no material expenses in 1999 in connection with remediating its systems. Faroudja is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or products and services of third parties. However, there can be no assurance that Faroudja will not experience problems in the future. Any such problems could result in Faroudja experiencing a business interruption which could have a material adverse impact on Faroudja's business, results of operations and financial condition.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board, referred to as "FASB", issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Financial Instruments and for Hedging Activities", referred to as "SFAS 133", which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. In
June 1999, FASB issued Statement of Financial Accounting Standards No. 137, which defers the effective date of

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SFAS 133 to years beginning after June 15, 2000. Faroudja does not anticipate
SFAS 133 to have a material impact on Faroudja's results of operations or financial condition when adopted.

    In December 1999, the SEC issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements", referred to as "SAB 101", which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC. SAB 101 is effective the first quarter of fiscal years beginning after December 15, 1999 and requires companies to report any changes in revenue recognition as a cumulative change in accounting principle at the time of implementation in accordance with APB Opinion No. 20 "Accounting Changes". Faroudja believes that its current revenue recognition policy complies with SAB101 and therefore does not expect the adoption of SAB101 to have a material effect on results of operations.

      FAROUDJA QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

    INTEREST RATE RISK. Faroudja's exposure to interest rate risk relates primarily to its investment portfolio. Fixed rate securities may have their fair market value adversely impacted by a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, Faroudja's future investment income may fall short of expectations due to changes in interest rates or Faroudja may suffer losses in principal if forced to sell securities which have declined in market value due to changes in interest rates.

    Faroudja invests its excess cash in debt instruments of the U.S. Government and its agencies, and in high-quality corporate issuers. Due to the short-term nature of all of Faroudja's investments in 1999 (average portfolio duration and contractual maturity of investments were three months) Faroudja has assessed that there is no material exposure risk arising from its investments.

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    FAROUDJA SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information known to Faroudja with respect to beneficial ownership of Faroudja's common stock as of March 31, 1999 for (i) each person known by Faroudja to own beneficially more than 5% of the outstanding shares of common stock, (ii) each of Faroudja's directors,
(iii) each of Faroudja's executive officers and (iv) all executive officers and directors as a group. As of March 31, 1999, a total of 12,442,597 shares of Faroudja's common stock were issued and outstanding. Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable. Except as otherwise indicated, the address of each of the persons in this table is as follows: c/o Faroudja, Inc., 750 Palomar Avenue, Sunnyvale, California 94086.

                                                         BENEFICIAL OWNERSHIP(1)
                                                         ------------------------
BENEFICIAL OWNER                                          SHARES         PERCENT
----------------                                         ---------       --------
Yves C. Faroudja(2)....................................  1,849,175         13.9%
Kevin B. Kimberlin(3)..................................  1,146,655          8.6
Merv L. Adelson(4)(5)..................................    989,183          7.4
Adelson Investors, LLC(4) .............................    949,832          7.1
  10900 Wilshire Boulevard
  Los Angeles, California 90024
S3 Incorporated .......................................    833,334          6.3
  2801 Mission College Boulevard
  Santa Clara, California 95052
Oshkim Limited Partners, L.P.(3).......................    789,205          5.9
Glenn W. Marschel(6)...................................    344,934          2.6
William J. Turner(7)...................................    202,279          1.5
Donald S. Butler(8)....................................    177,646          1.3
Thomas A. Harvey(9)....................................    120,472            *
Kenneth S. Boschwitz(10)...............................    111,328            *
Ita Geva(11)...........................................     46,778            *
Nikhil Balram(12)......................................     47,845            *
Stuart D. Buchalter(4)(13).............................     19,759            *
All directors and executive officers as a group
  (10 persons)(14).....................................  4,066,871         30.6%

------------------------

   * Less than 1%

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 2000 are deemed outstanding.

 (2) Mr. Faroudja holds 1,732,925 shares jointly with his spouse. Includes 100,000 shares issuable upon exercise of warrants and 16,250 shares issuable upon the exercise of stock options exercisable within 60 days of March 31, 2000.

 (3) Mr. Kimberlin is the general partner of Oshkim Limited Partners, L.P. and exercises voting and investment power over the shares held by this entity.

 (4) Mr. Adelson is the Managing Member of Adelson Investors, LLC and exercises sole voting and investment power over the shares held by that entity.
     Mr. Buchalter is an officer of Adelson

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
     Investors, LLC and has an interest in the profits of such firm, but does not exercise voting or investment power over the shares held by the entity.

 (5) Includes 5,429 shares issuable upon exercise of stock options exercisable within 60 days of March 31, 2000 and 53,618 shares that Mr. Adelson holds jointly with his spouse.

 (6) Includes 258,332 shares issuable upon exercise of stock options exercisable within 60 days of March 31, 2000. Does not include 141,668 shares subject to options granted to Mr. Marschel that are not currently exercisable.

 (7) Includes 11,109 shares held jointly with Mr. Turner's spouse.

 (8) Includes 174,129 shares issuable upon exercise of stock options exercisable within 60 days of March 31, 2000. Does not include 61,835 shares subject to options granted to Mr. Butler that are not currently exercisable.

 (9) Includes 112,916 shares issuable upon exercise of stock options exercisable within 60 days of March 31, 2000. Does not include 27,084 shares subject to options granted to Mr. Harvey that are not currently exercisable.

 (10) Includes 98,333 shares issuable upon exercise of stock options exercisable within 60 days of March 31, 2000. Does not include 21,667 shares subject to options granted to Mr. Boschwitz that are not currently exercisable. Includes 1,000 shares held by Mr. Boschwitz in trust for his nieces, as to which shares Mr. Boschwitz disclaims beneficial ownership.

 (11) Includes 42,257 shares issuable upon exercise of stock options exercisable within 60 days of March 31, 2000. Does not include 8,713 shares subject to options granted to Ms Geva that are not currently exercisable.

 (12) Includes 41,666 shares issuable upon exercise of stock options exercisable within 60 days of March 31, 2000. Does not include 83,334 shares subject to options granted to Dr. Balram that are not currently exercisable.

 (13) Includes 6,515 shares issuable upon exercise of stock options exercisable within 60 days of March 31, 2000 granted to Mr. Buchalter.

 (14) All directors and executive officers as a group hold options and warrants to purchase 855,827 shares of common stock, which options and warrants will vest within 60 days of March 31, 2000 and options and warrants to purchase 350,551 shares of Faroudja, which options and warrants will not have vested within 60 days of March 31, 2000.

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
                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

MARSCHEL COMPENSATION

    In February 2000 the Board of Directors of Faroudja approved a salary adjustment and bonuses for Glenn Marschel, recommended by the Faroudja Board's Compensation Committee. Mr. Marschel's salary was raised to $350,000 effective January 1, 2000 and will continue for 12 months unless Mr. Marschel is terminated for cause. Mr. Marschel was awarded a bonus equal to 10% of the $2.4 million of revenue associated with the license fee paid by Sage under its license, joint development and equity purchase agreement with Faroudja. Faroudja will recognize the revenue during the quarter ending March 31, 2000 and the $240,000 bonus is payable within 30 days after the revenue is recognized. Mr. Marschel will also be entitled to a performance bonus in the amount of $240,000, contingent and payable upon the availability of the first production units of Faroudja's new enhancer ASIC, known internally as the FLI2220. In addition, a stock price performance bonus program was adopted entitling Mr. Marschel to earn a $70,000 bonus in each month in which the closing price of Faroudja's common stock reached predetermined target levels for at least three consecutive trading days. These bonuses, which may not exceed an aggregate of $350,000, are payable at the end of each quarter, or within 10 days after Mr. Marschel's last day of employment, if he ceases to be employed by Faroudja. Faroudja's common stock reached the target levels for three or more consecutive trading days in January, February and March 2000.

YVES FAROUDJA LICENSE AGREEMENT

    On January 20, 1997, Faroudja entered into a license agreement with Yves Faroudja, sometimes referred to as the Faroudja License, with respect to all intellectual property, including all rights in inventions, works of authorship and designs owned by Mr. Faroudja prior to the date of the agreement (collectively referred to as the "Faroudja Technology"), pursuant to which Mr. Faroudja (1) granted to the company a worldwide, perpetual, royalty-free, sublicensable license to exploit the Faroudja Technology, and (2) assigned to the company his rights to all intellectual property, including all rights in inventions, works of authorship and designs, first owned by him during the period commencing on the date of the agreement and ending on the date he ceases to be an employee of the company. The company's license to the Faroudja Technology in the field of data processing for electronically displaying images to the human eye (referred to as the "Company Field") is exclusive subject to licenses previously granted by Mr. Faroudja. Mr. Faroudja has retained the non-exclusive, nontransferable rights to exploit the Faroudja Technology outside of the Company Field. The Faroudja License terminated on June 30, 1999, but the Company's rights to use the Faroudja Technology and rights to enforce rights granted thereunder survive the termination of the license.

    As consideration for the Faroudja License, Mr. Faroudja was granted a warrant to purchase 100,000 shares of Common Stock at an exercise price of $7.50 per share. The warrant vested as to 1/36th of the total shares for each full month after January 20, 1997 provided that Mr. Faroudja continued to be either
(i) employed by Faroudja (as a full or part-time employee), or (ii) served as a member of the Board of Directors of Faroudja. The warrant also contained certain registration rights and anti-dilution provisions.

    Mr. Faroudja, the company and General Instrument Corporation are parties to a world-wide license agreement dated May 1, 1996 pursuant to which General Instrument licensed certain patents to the company and the company licensed certain patents to General Instrument relating to video compression and decompression. The licenses are royalty-free so neither party is obligated to pay, nor entitled to receive, license fees from the other party. The agreement grants exclusive rights to each company in defined fields of use, includes the right to grant sublicenses and extends until the last to expire of the licensed patents. As a result of that agreement, General Instrument could produce

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
products in the field of scan conversion of source material presented to a compression system competitive with the company's upconverter products.

REGISTRATION RIGHTS AGREEMENT

    The company and Yves Faroudja and Isabell Faroudja are parties to a Registration and Shareholders Rights Agreement dated March 7, 1997, which grants to Mr. and Mrs. Faroudja certain rights to include their company stock in company registered public offerings, subject to certain limitations. In connection with the company's Registration Statement on Form S-1 declared effective on August 12, 1998, a disagreement arose between Mr. and Mrs. Faroudja and the company with regard to whether they had received appropriate notice and opportunity to exercise their registration rights and participate in the offering described in the Registration Statement. In order to resolve the disagreement in an amicable and mutually beneficial manner, by letter dated January 28, 1999, the company agreed that if requested by the Faroudja's it would, on one occasion, use its reasonable efforts, at company expense, to register the offer and sale of the Faroudjas' stock. This undertaking is subject to registration on Form S-3, or an equivalent SEC form, being available for the securities to be registered and allows the Company to defer such registration if filing such a registration would be seriously detrimental to the Company.

CONSULTING AGREEMENTS

    In December 1996, the Company entered into a three year consulting agreement, sometimes referred to as the Adelson Consulting Agreement, with Merv Adelson, who was then a director of Faroudja. Mr. Adelson agreed to provide certain consulting services in the analysis and implementation of potential strategic alliances, sometimes referred to as Proposed Strategic Alliances, in the field of TV signal enhancement for TV, cable TV, satellite TV and DVDs. These services included (i) providing the Company with a list of possible corporate investors, partners, customers, buyers, lenders and joint ventures (referred to as "Proposed Strategic Alliance Partners"), (ii) coordinating and making approaches to Proposed Strategic Alliance Partners, and (iii) assisting in the negotiation of the principal forms of Proposed Strategic Alliances and preparation of all contracts, documents, approvals and related matters necessary to consummate a Proposed Strategic Alliance with a Proposed Strategic Alliance Partner. On December 17, 1997, the Adelson Consulting Agreement, which had provided that Faroudja would compensate Mr. Adelson for any strategic alliance or combination of strategic alliances during the term of the agreement in which Faroudja receives consideration (as defined in the amendment to the agreement) of at least $5 million, through the issuance of a three year warrant to Mr. Adelson for the purchase of 65,152 shares of Common Stock with an exercise price of $0.15 per share (referred to as the "Adelson Warrant"), was amended. The Adelson Consulting Agreement was amended to compensate Mr. Adelson for services valued at less than $5 million by providing for the immediate issuance of the Adelson Warrant, with the number of shares for which the Warrant may be exercised currently to be determined by Faroudja's Board of Directors, from time to time, based upon the level of consideration received by Faroudja as a result of Mr. Adelson's services. On December 17, 1997, the Board of Directors determined that consideration expected to be received by Faroudja as a result of Mr. Adelson's services was $1,666,666 and made the Adelson Warrant currently exercisable with respect to 21,718 shares of Common Stock as of that date. The Board of Directors made the Adelson Warrant currently exercisable with respect to 21,717 shares of Common Stock at a June 10, 1999 Board meeting and made the Adelson Warrant currently exercisable with respect to 21,717 shares of Common Stock at a Board of Directors meeting held on October 12 and 13, 1999. During the term of the Consulting Agreement, Faroudja also agreed to use its best efforts to cause the election to the Board of Directors of Mr. Adelson (or a designee of Mr. Adelson reasonably acceptable to the Board of Directors) and an additional designee of Mr. Adelson reasonably acceptable to the Board of Directors. Mr. Adelson resigned from the Faroudja Board of Directors on July 19, 1999. Mr. Buchalter serves on the Board of Directors as Mr. Adelson's designee. The Adelson Consulting Agreement, as

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
extended, expired on February 9, 2000. The Adelson Warrant was exercised for all shares on January 13, 2000.

LICENSE AGREEMENT WITH S3

    In March 1997, Faroudja entered into a license agreement with S3 Incorporated to develop integrated circuits incorporating Faroudja's video processing technologies for use in PCs. Portions of the license were exclusive for certain markets for a period of five years provided that performance criteria, including minimum license fees, were satisfied. S3 has not made minimum license payments necessary to maintain its exclusive rights with respect to any periods after March 31, 1998. No director, officer or affiliate of S3 is an affiliate of Faroudja.

    On June 30, 1997, Faroudja issued 526,316 shares of common stock to S3 for an aggregate purchase price of $5.0 million. Under the terms of the Stock Purchase Agreement and an Investor's Rights Agreement, S3 is entitled to certain anti-dilution and registration rights. The anti-dilution provisions of the Stock Purchase Agreement provided that S3 was entitled to receive additional shares if Faroudja's initial public offering was at a price of less than $9.50 per share. Based on Faroudja's initial public offering price of $6.00, the Company issued 307,018 additional shares of Common Stock to S3. Under the purchase agreement, S3 has the right to have an observer attend meetings of Faroudja's Board of Directors and Board committees, except that Faroudja may exclude the observer from a meeting if the meeting concerns the relationship between Faroudja and S3, the attendance would result in disclosure of trade secrets to S3 or the attendance would adversely affect the attorney-client privilege between Faroudja and its counsel.

    Mr. Buchalter is Of Counsel to the California law firm of Buchalter, Nemer, Fields and Younger, a professional corporation which from time to time provides legal services to Faroudja.

    Faroudja believes that all of the transactions set forth above were made on terms no less favorable to the company than could have been obtained from unaffiliated third parties.

                                    EXPERTS

    The consolidated financial statements of Sage as of March 31, 1998 and 1999 and for each of the three years in the period ended March 31, 1999, included in this joint proxy statement/prospectus have been so included in reliance on the report of Pricewaterhouse Coopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The consolidated financial statements of Faroudja at December 31, 1999 and 1998 and for each of the three years ended December 31, 1999, included in this joint proxy statement/prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

    Certain legal matters in connection with this joint proxy statement/prospectus and the merger will be passed upon by Morrison & Foerster, LLP, San Francisco, California, counsel to Sage, and Buchalter, Nemer, Fields & Younger, a professional corporation, counsel to Faroudja.

                                   SAGE, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Accountants...........................    F-2
Consolidated Balance Sheets.................................    F-3
Consolidated Statements of Operations.......................    F-4
Consolidated Statements of Stockholders' Equity (Deficit)...    F-5
Consolidated Statements of Cash Flows.......................    F-6
Notes to Consolidated Financial Statements..................    F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Sage, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Sage, Inc. and its subsidiary at March 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Faroudja's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
San Jose, California
June 30, 1999, except for Note 13,
as to which the date is February 18, 2000

                                   SAGE, INC.

                          CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                   MARCH 31,
                                                              -------------------   DECEMBER 31,
                                                                1998       1999         1999
                                                              --------   --------   ------------
                                                                                    (UNAUDITED)
                                             ASSETS

Current assets:
  Cash and cash equivalents.................................  $   380    $ 2,473      $ 40,484
  Accounts receivable, net..................................      230        804         2,039
  Inventories...............................................       68        412           918
  Prepaid expenses and other assets.........................      163        172           527
                                                              -------    -------      --------
    Total current assets....................................      841      3,861        43,968
Property and equipment, net.................................      468        432         1,144
                                                              -------    -------      --------
    Total assets............................................  $ 1,309    $ 4,293      $ 45,112
                                                              =======    =======      ========

                              LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................  $   324    $   638      $  1,749
  Accrued expenses and other liabilities....................    1,457      1,752         2,119
  Notes payable.............................................      500         --            --
                                                              -------    -------      --------
    Total current liabilities...............................    2,281      2,390         3,868
                                                              -------    -------      --------
Commitments (Note 11)

Stockholders' equity (deficit):
  Convertible preferred stock, $0.01 par value; 10,000
    shares authorized; 1,029, 2,564 and 0 shares issued and
    outstanding actual; no shares issued and outstanding pro
    forma...................................................       11         26            --
  Common stock, $0.01 par value; 23,000 and 50,000 shares
    authorized; 2,602, 3,176 and 10,454 shares issued and
    outstanding.............................................       26         32           105
  Additional paid-in capital................................    2,915     11,646        54,873
  Notes receivable from stockholders........................       --       (113)         (113)
  Deferred compensation related to stock options and
    restricted stock........................................       --     (1,013)         (499)
  Accumulated deficit.......................................   (3,924)    (8,675)      (13,122)
                                                              -------    -------      --------
    Total stockholders' equity..............................     (972)     1,903        41,244
                                                              -------    -------      --------
    Total liabilities and stockholders' equity..............  $ 1,309    $ 4,293      $ 45,112
                                                              =======    =======      ========

   The accompanying notes are an integral part of these financial statements.

                                   SAGE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     NINE MONTHS ENDED
                                                        YEAR ENDED MARCH 31,           DECEMBER 31,
                                                   ------------------------------   -------------------
                                                     1997       1998       1999       1998       1999
                                                   --------   --------   --------   --------   --------
                                                                                        (UNAUDITED)
Revenues.........................................   $1,758    $ 1,495    $ 7,132    $ 3,629    $12,287
Cost of revenues.................................    1,136      1,639      4,914      2,212      7,149
                                                    ------    -------    -------    -------    -------
Gross profit (loss)..............................      622       (144)     2,218      1,417      5,138
                                                    ------    -------    -------    -------    -------
Operating expenses:
  Research and development excluding stock
    compensation, Note 8.........................      994      1,597      2,270      1,563      2,844
  Charge for in-process technology excluding
    stock compensation, Note 8...................       --         --         --         --      2,500
  Selling, general and administration............      329        945      3,214      1,962      4,076
  Stock compensation.............................       --         --      1,596      1,338        514
                                                    ------    -------    -------    -------    -------
    Total operating expenses.....................    1,323      2,542      7,080      4,863      9,934
                                                    ------    -------    -------    -------    -------
Loss from operations.............................     (701)    (2,686)    (4,862)    (3,446)    (4,796)
Interest income (expense), net...................       (7)       (89)       111         83        349
                                                    ------    -------    -------    -------    -------
Net loss.........................................   $ (708)   $(2,775)   $(4,751)   $(3,363)   $(4,447)
                                                    ======    =======    =======    =======    =======
Net loss per share:
  Basic and diluted..............................   $(0.32)   $ (1.08)   $ (2.00)   $ (1.34)   $ (0.68)
                                                    ======    =======    =======    =======    =======
Shares used in computing net loss per share:
  Basic and diluted..............................    2,246      2,578      2,381      2,502      6,547
                                                    ======    =======    =======    =======    =======

   The accompanying notes are an integral part of these financial statements.

                                   SAGE, INC.
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                         CONVERTIBLE                                             NOTES         DEFERRED
                                       PREFERRED STOCK        COMMON STOCK       ADDITIONAL    RECEIVABLE    COMPENSATION
                                     -------------------   -------------------    PAID-IN         FROM        RELATED TO
                                      SHARES     AMOUNT     SHARES     AMOUNT     CAPITAL     SHAREHOLDERS   STOCK OPTIONS
                                     --------   --------   --------   --------   ----------   ------------   -------------
Balance at March 31, 1996..........       --        --       2,160      $ 22      $   160        $  --          $    --
Issuance of Series A preferred
  stock............................      887         9          --        --          491           --               --
Issuance of common stock for cash,
  net of repurchases...............       --        --         317         3        1,002           --               --
Net loss...........................       --        --          --        --           --           --               --
                                      ------      ----      ------      ----      -------        -----          -------
Balance at March 31, 1997..........      887         9       2,477        25        1,653           --               --
Issuance of common stock for cash,
  net of repurchases...............       --        --         125         1          314           --               --
Issuance of Series B preferred
  stock............................       83         1          --        --          499           --               --
Issuance of Series C preferred
  stock............................       59         1          --        --          399           --               --
Issuance of warrants of Series D
  preferred stock in connection
  with notes payable...............       --        --          --        --           50           --               --
Net loss...........................       --        --          --        --           --           --               --
                                      ------      ----      ------      ----      -------        -----          -------
Balance at March 31, 1998..........    1,029        11       2,602        26        2,915           --               --
Issuance of common stock upon
  exercise of stock options........       --        --         571         6          323         (113)              --
Issuance of common stock for
  consulting services, net.........       --        --           3        --            8           --               --
Issuance of Series D preferred
  stock, net of issuance cost of
  $150.............................    1,453        14          --        --        5,444           --               --
Issuance of Series D preferred
  stock for settlement of notes
  payable..........................       82         1          --        --          317           --               --
Issuance of Series D preferred
  stock warrants in connection with
  line of credit...................       --        --          --        --           30           --               --
Deferred compensation related to
  restrictions placed in common
  stock............................       --        --          --        --          393           --             (393)
Deferred compensation related to
  stock option grants..............       --        --          --        --        2,216           --           (2,216)
Amortization of deferred
  compensation related to stock
  options and restricted stock.....       --        --          --        --           --           --            1,596
Net loss...........................       --        --          --        --           --           --               --
                                      ------      ----      ------      ----      -------        -----          -------
Balance at March 31, 1999..........    2,564        26       3,176        32       11,646         (113)          (1,013)
Exercise of Series D preferred
  stock warrants (unaudited).......        6        --          --        --           35           --               --
Issuance of Series E preferred
  stock, net of issuance cost of
  $52 (unaudited)..................      493         5          --        --        2,897           --               --
Issuance of Series E preferred
  stock warrants (unaudited).......       --        --          --        --            4           --               --
Issuance of common stock upon
  exercise of stock options........       --        --         147         1           84           --               --
Issuance of common stock in
  connection with license
  agreement........................       --        --         375         4        2,996           --               --
Issuance of common stock in
  connection with Initial Public
  Offering, net of issuance cost of
  $4,152...........................       --        --       3,450        35       37,213           --               --
Conversion of Preferred stock to
  common stock in connection with
  Initial Public Offering..........   (3,063)      (31)      3,183        32           (1)          --               --
Conversion of warrants to common
  stock in connection with Initial
  Public Offering..................       --        --         123         1           (1)          --               --
Amortization of deferred
  compensation related to stock
  options and restricted stock
  (unaudited)......................       --        --          --        --           --           --              514
Net loss (unaudited)...............       --        --          --        --           --           --               --
                                      ------      ----      ------      ----      -------        -----          -------
Balance at December 31, 1999
  (unaudited)......................       --      $ --      10,454      $105      $54,873        $(113)         $  (499)
                                      ======      ====      ======      ====      =======        =====          =======


                                     ACCUMULATED
                                       DEFICIT       TOTAL
                                     ------------   --------
Balance at March 31, 1996..........    $   (441)    $  (259)
Issuance of Series A preferred
  stock............................          --         500
Issuance of common stock for cash,
  net of repurchases...............          --       1,005
Net loss...........................        (708)       (708)
                                       --------     -------
Balance at March 31, 1997..........      (1,149)        538
Issuance of common stock for cash,
  net of repurchases...............          --         315
Issuance of Series B preferred
  stock............................          --         500
Issuance of Series C preferred
  stock............................          --         400
Issuance of warrants of Series D
  preferred stock in connection
  with notes payable...............          --          50
Net loss...........................      (2,775)     (2,775)
                                       --------     -------
Balance at March 31, 1998..........      (3,924)       (972)
Issuance of common stock upon
  exercise of stock options........          --         216
Issuance of common stock for
  consulting services, net.........          --           8
Issuance of Series D preferred
  stock, net of issuance cost of
  $150.............................          --       5,458
Issuance of Series D preferred
  stock for settlement of notes
  payable..........................          --         318
Issuance of Series D preferred
  stock warrants in connection with
  line of credit...................          --          30
Deferred compensation related to
  restrictions placed in common
  stock............................          --          --
Deferred compensation related to
  stock option grants..............          --          --
Amortization of deferred
  compensation related to stock
  options and restricted stock.....          --       1,596
Net loss...........................      (4,751)     (4,751)
                                       --------     -------
Balance at March 31, 1999..........      (8,675)      1,903
Exercise of Series D preferred
  stock warrants (unaudited).......          --          35
Issuance of Series E preferred
  stock, net of issuance cost of
  $52 (unaudited)..................          --       2,902
Issuance of Series E preferred
  stock warrants (unaudited).......          --           4
Issuance of common stock upon
  exercise of stock options........          --          85
Issuance of common stock in
  connection with license
  agreement........................          --       3,000
Issuance of common stock in
  connection with Initial Public
  Offering, net of issuance cost of
  $4,152...........................          --      37,248
Conversion of Preferred stock to
  common stock in connection with
  Initial Public Offering..........          --          --
Conversion of warrants to common
  stock in connection with Initial
  Public Offering..................          --          --
Amortization of deferred
  compensation related to stock
  options and restricted stock
  (unaudited)......................          --         514
Net loss (unaudited)...............      (4,447)     (4,447)
                                       --------     -------
Balance at December 31, 1999
  (unaudited)......................    $(13,122)    $41,244
                                       ========     =======

   The accompanying notes are an integral part of these financial statements.

                                   SAGE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                                        NINE MONTHS ENDED
                                                                      YEAR ENDED MARCH 31,                DECEMBER 31,
                                                              ------------------------------------   -----------------------
                                                                1997          1998          1999       1998           1999
                                                              --------      --------      --------   --------       --------
                                                                                                           (UNAUDITED)
Cash flows from operating activities:
  Net loss..................................................   $ (708)      $(2,775)      $(4,751)   $(3,363)       $(4,447)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Charge for in-process technology........................       --            --            --         --          2,500
    Depreciation and amortization...........................       27           137           250        180            319
    Stock compensation......................................       --            --         1,596      1,338            514
    Warrant expense.........................................       --            50             4          4              4
Changes in assets and liabilities:
    Accounts receivable.....................................     (352)          209          (574)      (398)        (1,235)
    Inventories.............................................      (72)           26          (344)      (829)          (506)
    Prepaid expenses and other assets.......................      (66)          (93)           17         21           (355)
    Accounts payable........................................      442          (130)          314        924          1,111
    Accrued expenses and other liabilities..................      327           649           303        203            367
                                                               ------       -------       -------    -------        -------
      Net cash used in operating activities.................     (402)       (1,927)       (3,185)    (1,920)        (1,728)
                                                               ------       -------       -------    -------        -------
Cash flows from investing activities:
  Acquisition of property and equipment.....................     (204)         (316)         (214)      (183)        (1,031)
                                                               ------       -------       -------    -------        -------
Cash flows from financing activities:
      Proceeds from issuance (repayments) of notes
       payable..............................................       --           500          (190)      (190)            --
      Net proceeds from issuance of common stock............    1,005           315           224        133            585
      Net proceeds from issuance of common stock in
       connection of Initial Public Offering................       --            --            --         --         37,248
      Net proceeds from issuance of preferred stock.........      500           900         5,458      5,458          2,937
                                                               ------       -------       -------    -------        -------
      Net cash provided by financing activities.............    1,505         1,715         5,492      5,401         40,770
                                                               ------       -------       -------    -------        -------
Net increase (decrease) in cash and cash equivalents........      899          (528)        2,093      3,298         38,011
Cash and cash equivalents at beginning of year..............        9           908           380        380          2,473
                                                               ------       -------       -------    -------        -------
Cash and cash equivalents at end of year....................   $  908       $   380       $ 2,473    $ 3,678        $40,484
                                                               ======       =======       =======    =======        =======
Supplemental disclosures of cash flow information:
    Interest paid...........................................   $    7       $    27       $    17    $     2        $     8
                                                               ======       =======       =======    =======        =======
Noncash investing and financing activities:
  Issuance of convertible preferred stock in lieu of debt
    repayments..............................................   $   --       $    --       $   318    $   318        $    --
                                                               ======       =======       =======    =======        =======
Issuance of common and preferred stock in exchange for notes
  receivable................................................   $   --       $    --       $   113    $   113        $    --
                                                               ======       =======       =======    =======        =======

   The accompanying notes are an integral part of these financial statements.

                                   SAGE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--SAGE AND SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES:

    Sage, Inc. was established in California in May 1994 and re-incorporated in Delaware in May 1999. Sage designs, develops and markets digital display processors. Sage offers a family of display signal processing solutions that provide display processing, highly integrated analog-to-digital conversion, signal reformatting and color processing and that are compatible with all commercially available display signal modes and display types. Sage has established a wholly owned subsidiary located in Bangalore, India.

USE OF ESTIMATES

    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

CONSOLIDATION

    The financial statements herein presented include the results and financial position of Sage and its wholly owned subsidiary. All intercompany transactions and balances have been eliminated in consolidation.

FOREIGN EXCHANGE

    The functional currency of Sage is the U.S. dollar and the functional currency of its subsidiary is the Indian rupee.

    Transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are remeasured using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions and remeasurement of foreign currency denominated accounts are included in the determination of net income in the year in which they occur and were not material for the years ended March 31, 1997, 1998 and 1999.

    The financial statements of the subsidiary company are translated into U.S. dollars for consolidation as follows: assets and liabilities at the exchange rate as of the balance sheet date, shareholders' equity at the historical rates of exchange, and income and expense amounts at the average monthly exchange rate during the year. The translation differences were not material for the three years ended March 31, 1997, 1998 and 1999.

REVENUE RECOGNITION

    Revenue is recognized upon product shipment except for shipments to distributors with right of return, in which case revenues are deferred until the distributor resells the inventories.

RESEARCH AND DEVELOPMENT

    Research and development costs are expensed as incurred.

                                   SAGE, INC.

NOTE 1--SAGE AND SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) CASH AND CASH EQUIVALENTS

    Sage considers all highly liquid debt instruments purchased with a maturity of three months or less at the date of purchase to be cash equivalents. Currently all deposits are in short-term deposit and money market accounts with various banks.

INVENTORIES

    Inventories are stated at the lower of cost, determined on first-in, first-out (referred to as "FIFO") basis, or market.

PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally of three years.

IMPAIRMENT OF LONG-LIVED ASSETS

    Sage reviews long-lived assets based upon a gross cash flow basis and will reserve for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. Based on its most recent analysis, the company believes that there was no impairment of its property and equipment as of March 31, 1999.

INCOME TAXES

    Sage accounts for income taxes under the asset and liability approach whereby the expected future tax consequences of temporary differences between the book and tax basis of assets and liabilities are recognized as deferred tax assets and liabilities. A valuation allowance is established for any deferred tax assets for which realization is uncertain.

STOCK-BASED COMPENSATION

    Sage accounts for stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board's Opinion No. 25, "Accounting for Stock Issued to Employees" (referred to as "APB 25") and complies with the disclosure provisions of Statement of Financial Accounting Standard No. 123 (referred to as "SFAS 123"), "Accounting for Stock-Based Compensation." Under APB 25 and subject to certain conditions, deferred compensation is recognized based on the excess, if any, of the estimated fair market value of Sage's stock on the date of grant and the amount an employee must pay to acquire the stock. Deferred compensation is amortized over the vesting period on an accelerated basic using the model presented in paragraph 24 of FASB Interpretation No. 28. Accordingly, the percentages of the deferred compensation amortized in the first, second, third and fourth years following the option grant date are 52%, 27%, 15% and 6%, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    For certain of Sage's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities.

                                   SAGE, INC.

NOTE 1--SAGE AND SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) COMPREHENSIVE INCOME

    In the fiscal year ended March 31, 1999, Sage adopted Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" (referred to as "SFAS 130"). Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investment by owners and distribution to owners. For the years ended March 31, 1997, 1998 and 1999, the comprehensive loss did not differ significantly from the net loss.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (referred to as "SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and is effective for all fiscal years beginning after June 15, 2000. Sage anticipates that, due to its limited use of derivative instruments, the adoption of SFAS 133 will not have a significant effect on Sage's results of operations or its financial position.

BASIC AND DILUTED NET LOSS PER SHARE

    Basic net loss per share is computed by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is calculated using the weighted average number of outstanding shares of common stock plus dilutive common stock equivalents. Shares of common stock that are subject to Sage's right to repurchase are excluded from the basic and diluted net loss per share computations. Options and warrants to purchase shares, and convertible preferred stock outstanding were not included in the computation of diluted net loss per share, as their effect was antidilutive for the periods presented. Therefore, both the basic and diluted net loss per share computations resulted in the same number and there were no reconciling items.

INTERIM RESULTS (UNAUDITED)

    The accompanying consolidated balance sheet as of December 31, 1999, the consolidated statements of operations and of cash flows for the nine months ended December 31, 1998 and 1999 and the consolidated statement of stockholders' equity for the nine months ended December 31, 1999 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the results for the interim periods. The data disclosed in the notes to the consolidated financial statements as of such dates and for such periods are unaudited.

                                   SAGE, INC.

NOTE 2--BALANCE SHEET ACCOUNTS (IN THOUSANDS):

                                                       MARCH 31,
                                                  -------------------   DECEMBER 31,
                                                    1998       1999         1999
                                                  --------   --------   ------------
                                                                        (UNAUDITED)
Accounts receivable:
  Accounts receivable...........................   $  248     $  893       $2,132
  Less: allowance for doubtful accounts.........      (18)       (89)         (93)
                                                   ------     ------       ------
                                                   $  230     $  804       $2,039
                                                   ======     ======       ======
Inventories:
  Raw materials.................................   $   12     $   71       $  316
  Finished goods................................       56        341          602
                                                   ------     ------       ------
                                                   $   68     $  412       $  918
                                                   ======     ======       ======
Property and equipment:
  Equipment, computers and software.............   $  504     $  725       $1,773
  Furniture and fixtures........................      128        121          121
                                                   ------     ------       ------
                                                      632        846        1,894
  Less: accumulated depreciation and
    amortization................................     (164)      (414)        (750)
                                                   ------     ------       ------
                                                   $  468     $  432       $1,144
                                                   ======     ======       ======
Accrued expenses and other liabilities:
  Margin on deferred sales to distributors......   $  323     $  171       $  171
  Other deferred revenue........................      350        169           --
  Accrued compensation costs....................      309        512          227
  Reserve for adverse purchases commitment......      146         33           33
  Accrued warranty..............................       61         61           61
  Advances from shareholders....................       31         --           --
  Payable on development projects...............       --        192          473
  Commission payable to sales agents............       --         62          179
  Deferred payment for software purchased.......       --         --          188
  Other accruals................................      237        552          787
                                                   ------     ------       ------
                                                   $1,457     $1,752       $2,119
                                                   ======     ======       ======

NOTE 3--LINE OF CREDIT:

    As of March 31, 1999, Sage had a credit facility with a bank which allowed Sage to borrow up to $2,000,000 or $600,000 plus 85% of eligible accounts receivable, whichever is less, at an interest rate of 0.5% plus prime rate (8.5% per annum on March 31, 1999). The credit facility expires on December 31, 2000 and is secured by all of Sage's assets. As of March 31, 1999, Sage did not have any borrowings outstanding under the credit facility. The line of credit requires Sage to achieve certain financial ratios and operating results. At
June 30, 1999, Sage was in compliance with the covenants.

    Sage issued six year warrants to subscribe for 25,000 shares of Series D preferred stock at an exercise price of $3.861 per share to the bank in connection with the credit facility received. The warrants were valued at $30,000 which was included as interest expense.

                                   SAGE, INC.

NOTE 4--NOTES PAYABLE:

    In August 1997, Sage issued $500,000 of unsecured redeemable notes bearing interest at 8% per annum, payable quarterly. The Notes carried three year warrants to subscribe for 100,000 shares of Series D preferred stock at $4.80 per share, expiring May 15, 2001. In May 1998, in conjunction with the closing of the Series D round of financing, $310,000 of the Notes, together with $8,000 of accrued interest thereon, were converted into Series D preferred stock, and the remaining notes, together with accrued interest of $6,000, were repaid. Warrants were valued at $50,000, which was included as interest expense.

NOTE 5--INCOME TAXES:

    There was no income tax provision for the years ended March 31, 1997, 1998 and 1999 because operations resulted in pre-tax losses. As of March 31, 1999, Sage had net operating loss carryforwards of approximately $5,125,000 for federal income tax purposes. These losses are available to reduce taxable income and expire from 2010 through 2019. Because of certain changes in the ownership of Sage, there is a limitation on the use of the net operating loss carryforwards of approximately $800,000 per year pursuant to Section 382 of the Internal Revenue Code.

    Deferred tax assets at March 31, 1997, 1998 and 1999 relate primarily to net operating losses, inventory reserves and accruals. A valuation allowance has been provided in an amount equal to these assets due to the uncertainty of their realization.

    The following is an analysis of Sage's deferred tax assets:

                                                                MARCH 31,
                                                      ------------------------------
                                                        1997       1998       1999
                                                      --------   --------   --------
                                                              (IN THOUSANDS)
Net operating loss carryforward.....................   $  71     $   700     $1,895
Inventory reserve...................................     195         258        360
Accrued liabilities not currently deductible........     159         512        665
                                                       -----     -------     ------
                                                         425       1,470      2,920
Deferred tax assets valuation allowance.............    (425)     (1,470)    (2,920)
                                                       -----     -------     ------
                                                       $  --     $    --     $   --
                                                       =====     =======     ======

                                   SAGE, INC.

NOTE 6--NET LOSS PER SHARE:

    The following table sets forth the computations of basic and diluted net loss per share for the periods indicated:

                                                                                        NINE MONTHS
                                                        YEAR ENDED MARCH 31,        ENDED DECEMBER 31,
                                                   ------------------------------   -------------------
                                                     1997       1998       1999       1998       1999
                                                   --------   --------   --------   --------   --------
                                                        (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
Numerator:
Net loss.........................................   $ (708)   $(2,775)   $(4,751)   $(3,363)   $(4,447)
Denominator:
Weighted average common stock shares
  outstanding....................................    2,246      2,578      2,841      2,967      7,137
Less weighted average restricted common stock
  shares subject to the company's repurchase
  option.........................................                           (461)      (465)      (590)
                                                    ------    -------    -------    -------    -------
Shares used in computing basic and diluted net
  loss per share.................................    2,246      2,578      2,380      2,502      6,547
                                                    ======    =======    =======    =======    =======
Basic and diluted net loss per share.............   $(0.32)   $ (1.08)   $ (2.00)   $ (1.34)   $ (0.68)
                                                    ======    =======    =======    =======    =======

NOTE 7--SHAREHOLDERS' EQUITY:

COMMON STOCK

    As of March 31, 1999 Sage is authorized to issue up to 23,000,000 shares of common stock. Of the shares authorized, 1,525,000 shares of common stock have been reserved for issuance under the Sage's employee stock option plans.

RESTRICTED COMMON STOCK

    Certain shares of common stock were sold to the founders and other investors under the term of a restricted stock purchase agreement in May 1998. These agreements contain provisions for the repurchase of unvested shares by Sage from individuals who terminate employment prior to full vesting. The common stock subject to repurchase will vest over four years.

    As a condition to the issuance of Series D preferred stock in May 1998, certain founders entered into stock restriction agreements with Sage pursuant to which 1.37 million of the outstanding common shares were restricted and were made subject to monthly vesting (over a 4 year period beginning when the shares were originally issued and ending in April 2000) based on the founders continued employment with Sage. Under the terms of the restricted stock agreement, Sage has the right to repurchase the unvested shares at the original issuance price in the event the founder ceases to be an employee of Sage. Sage recorded deferred stock compensation amounting to $393,000 for the shares covered under the restricted stock agreement. The deferred amount is recognized as compensation expense over the vesting period on an accelerated basis. During the fiscal year ended March 31, 1999 and the nine months ended December 31, 1999, such compensation expense included in stock compensation in the statement of operations amounted to $274,000 and $72,000 (unaudited), respectively.

    As of March 31, 1999, Sage had a total of 397,145 shares of common stock subject to repurchase rights.

                                   SAGE, INC.

NOTE 7--SHAREHOLDERS' EQUITY: (CONTINUED)
CONVERTIBLE PREFERRED STOCK

    Sage is authorized to issue 10,000,000 shares of convertible preferred stock without par value, of which 886,666, 83,333, 266,666 and 2,000,000 shares were designated Series A, B, C and D preferred stock, respectively. At March 31, 1999, Sage had issued 886,666, 83,333, 59,233 and 1,534,962 shares of Series A,
B, C and D preferred stock, respectively.

    Of the preferred stock shares authorized, 100,000, 62,859 and 25,000 shares have been reserved for issuance of Series D preferred shares for the warrants issued in connection with the issuance of the 8% unsecured redeemable notes, the Series D preferred stock and a credit facility, respectively. The outstanding warrants have a weighted average remaining contractual life of 2.23 years, and a weighted average exercise price of $4.35 per share.

    All warrants are issued with exercise price equal to fair value of respective preferred stock at issuance dates and are exercisable upon issuance. The weighted average fair value of warrant issued during fiscal year 1999 was $1.04. The fair value of each warrant was determined using the Black-Scholes model with the following assumptions: dividend yield of 0%, risk-free interest rate of 5% to 6%, a term equal to the period of the warrant and a volatility factor of 65%.

    In connection with the sale of Series D preferred stock, Sage issued three year warrants to subscribe for 62,859 shares of Series D preferred stock at $3.861 per share.

    The rights, preferences and privileges of Sage's preferred stock are as follows:

    DIVIDENDS. Holders of Series A, B, C and D preferred stock are entitled to receive noncumulative annual dividends of $0.06, $0.48, $0.54 and $0.30 per share, respectively, when and if declared by the board of directors. Sage may not distribute to common shareholders until the dividends for preferred stock have been paid. No dividends on preferred stock or common stock have been declared by the board of directors since inception.

    CONVERSION. Each share of Series A, B, C and D preferred stock outstanding is convertible at the option of the holder into common stock, subject to adjustment for dilution. Such conversion is automatic upon the completion of a public offering with aggregate proceeds of not less than $7,500,000.

    The conversion ratio of preferred stock into shares of common stock is:

Series A....................................................  1.000 = 1.000
Series B....................................................  1.000 = 1.580
Series C....................................................  1.000 = 1.778
Series D....................................................  1.000 = 1.017
Series E....................................................  1.000 = 1.000

    VOTING. Each share of Series A, B, C and D preferred stock entitles its holder to one vote for each common share into which the shares would convert.

    LIQUIDATION. In the event of a liquidation, dissolution or winding up of Sage, the holders of A, B, C and D preferred stock are entitled to be paid, in preference to common shareholders, a per share distribution of $0.57, $6.00, $6.75 and $3.87, respectively, plus all declared but unpaid dividends. After payment to the holders of preferred stock, the remaining assets and funds of Sage shall be distributed

                                   SAGE, INC.

NOTE 7--SHAREHOLDERS' EQUITY: (CONTINUED) ratably to the holders of common stock and preferred stock on an as if converted basis until the holders of the Series A, B, C and D preferred stock shall have received an aggregate of $1.092, $18.00, $20.25 and $11.613 per share, respectively (in each case, including the aforesaid liquidation preference). Thereafter, any remaining assets shall be distributed ratably to the holders of common stock.

NOTE 8--STOCK OPTIONS:

    In September 1995 the stockholders of Sage approved the 1995 Stock Plan. In November 1997 the shareholders of Sage approved the 1997 Stock Plan, terminating the 1995 Plan and transferring the balance of the option pool from the 1995 Stock Plan to the 1997 Stock Plan. In the fiscal year ended March 31, 1999, Sage cancelled all options outstanding under the 1995 Stock Plan and reissued them under the 1997 Stock Plan.

    Under the 1997 Stock Plan, nonqualified and incentive stock options may be granted at prices not less than 85% and 100%, respectively, of the fair market value at the date of grant, as determined by the board of directors. However, the option price granted to a person who owns stock greater than 10% of the total combined voting power of all classes of stock of Sage shall not be less than 110% of the fair market value on the date of grant. Options granted under the 1997 Stock Plan vest over five years or at such rate as may be determined by the board of directors. The options are exercisable during the period the participant has the same relationship with Sage as an employee, consultant or outside director as the participant had when the option was granted and within 90 days after the termination of the relationship, but not longer than ten years after the date the option is granted.

    In May 1998 the board of directors repriced all outstanding option grants with an exercise price in excess of $0.57 per share. The number of repriced stock options was 966,320.

                                   SAGE, INC.

NOTE 8--STOCK OPTIONS: (CONTINUED)
    The plans' activities for the years ended March 31, 1997, 1998 and 1999 and the nine months ended December 31, 1999 are as follows:

                                                                       OPTIONS OUTSTANDING
                                                              -------------------------------------
                                                                                          WEIGHTED
                                                   SHARES                                 AVERAGE
                                                  AVAILABLE    NUMBER        PRICE        EXERCISE
                                                  FOR GRANT   OF SHARES    PER SHARE       PRICE
                                                  ---------   ---------   ------------   ----------
                                                     (IN THOUSANDS)
Balance at March 31, 1996.......................      633          34     $       0.57     $0.57
Options granted.................................     (341)        341     $ 0.57-$3.00     $1.02
                                                   ------       -----
Balance at March 31, 1997.......................      292         375     $ 0.57-$3.00     $1.02
Increase in option pool, net....................      691          --               --        --
Options granted.................................     (953)        953     $ 0.57-$3.00     $2.61
Options canceled................................      218        (218)    $ 0.57-$3.00     $3.00
                                                   ------       -----
Balance at March 31, 1998.......................      248       1,110     $ 0.57-$3.00     $1.98
Increase in option pool, net....................      166          --               --        --
Options granted.................................   (1,272)      1,272     $ 0.57-$9.00     $0.69
Options exercised...............................       --        (571)    $ 0.57-$3.60     $0.57
Options canceled................................      966        (966)    $ 0.57-$9.00     $1.11
                                                   ------       -----
Balance at March 31, 1999.......................      108         845     $ 0.57-$9.00     $0.75
Increase in option pool.........................      713          --               --        --
Options granted (unaudited).....................     (477)        477     $1.95-$19.19     $8.50
Options exercised (unaudited)...................       --        (155)    $ 0.57-$1.05     $0.57
Options canceled (unaudited)....................      112        (112)    $0.57-$12.00     $3.40
                                                   ======       =====
Balance at December 31, 1999 (unaudited)........      456       1,055     $0.57-$19.19     $4.01
                                                   ======       =====     ============     =====

    The following table summarizes information about stock options outstanding at March 31, 1999:

                       OPTIONS OUTSTANDING                                  OPTIONS EXERCISABLE
------------------------------------------------------------------   ---------------------------------
                NUMBER OF      WEIGHTED AVERAGE       WEIGHTED         NUMBER OF
 EXERCISE        OPTIONS          REMAINING       AVERAGE EXERCISE      OPTIONS       WEIGHTED AVERAGE
  PRICES       OUTSTANDING     CONTRACTUAL LIFE        PRICE          EXERCISABLE      EXERCISE PRICE
-----------   --------------   ----------------   ----------------   --------------   ----------------
              (IN THOUSANDS)                                         (IN THOUSANDS)
$      0.57        710               9.22              $0.57              259              $0.57
$      1.05         36               9.55              $1.05               --                 --
$      1.50         70               9.79              $1.50               --                 --
$      1.95         24               9.88              $1.95               --                 --
$      9.00          5               9.96              $9.00               --                 --
                   ---                                                    ---
$0.57-$9.00        845               9.30              $0.75              259              $0.57
                   ===                                                    ===

STOCK-BASED COMPENSATION

    During the fiscal year ended March 31, 1999, Sage granted options for the purchase of 306,181 shares of common stock to employees at a weighted average exercise price of $0.69 per share.

                                   SAGE, INC.

NOTE 8--STOCK OPTIONS: (CONTINUED)
Management recognized deferred compensation of $2,216,000 related to options repriced or granted during the year ended March 31, 1999. The estimates of the fair value of common stock used to calculate deferred compensation increased from $2.40 per share in April 1998 to $4.26 per share in March 1999. These estimates were based on several factors including the per share price of the Series D and E preferred stock issuances, discounts to reflect the value of the preferences and improved operating results of the company over that period. In addition, the company recorded deferred compensation of $393,000 related to restrictions placed on common shares of founders as described in Note 6 above. Such deferred compensation is being amortized on an accelerated basis over the vesting period, generally four years. The amortization of deferred compensation for the year ended March 31, 1999 and the nine months ended December 31, 1999 amounted to $1,596,000 and $442,000 (unaudited).

    The stock-based compensation from stock options and restricted stock for the three years in the period ended March 31, 1999 and the nine months periods ended December 31, 1998 and 1999 has been allocated across the relevant functional expense categories in the statement of operations as follows:

                                                                                    NINE MONTHS
                                                                                       ENDED
                                                  YEAR ENDED MARCH 31,             DECEMBER 31,
                                           ----------------------------------   -------------------
                                              1997         1998        1999       1998       1999
                                           ----------   ----------   --------   --------   --------
Research and development.................  $       --           --    $  638     $  535      $206
Selling, general and administration......          --           --       958        803       308
                                           ----------   ----------    ------     ------      ----
                                           $       --   $       --    $1,596     $1,338      $514
                                           ==========   ==========    ======     ======      ====

MINIMUM VALUE DISCLOSURE

    Had compensation cost for the Sage's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method prescribed by SFAS 123, the effect on fiscal 1997, 1998, and 1999 net losses would have been immaterial. The fair value of each option grant during the fiscal years ended March 31, 1997, 1998 and 1999 is estimated on the date of grant using the Black-Scholes method with the following assumptions: dividend yield of 0%, risk-free interest rate of 6.40%, 5.95% and 4.96%, respectively, a weighted average expected option term of five years, and a volatility factor of 0. The weighted average value per share under SFAS 123 of options granted during the fiscal years 1997, 1998 and 1999 were $0.24, $0.37 and $1.71, respectively.

NOTE 9--EMPLOYEE BENEFITS PLAN:

    Sage has a salary savings plan, which qualifies under Section 401(k) of the Internal Revenue Code. Under the plan, participating employees may defer up to 15% of their pretax salary, but not more than statutory limits. There were no matching contributions for the years ended March 31, 1997, 1998 and 1999.

NOTE 10--SIGNIFICANT CUSTOMERS AND CONCENTRATION OF CREDIT RISK:

    Two customers represented 37% and 17% of revenues for the year ended
March 31, 1997. Three customers represented 44%, 20% and 17% of revenues for the year ended March 31, 1998. One

                                   SAGE, INC.

NOTE 10--SIGNIFICANT CUSTOMERS AND CONCENTRATION OF CREDIT RISK: (CONTINUED) customer represented 49% of revenues for the year ended March 31, 1999. Three customers represented 32%, 18% and 15% of the accounts receivable balance at March 31, 1998. Three customers represented 25%, 15% and 13% of the accounts receivable balance at March 31, 1999.

    Financial instruments that potentially subject Sage to significant concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. Ongoing credit evaluations are performed and reserves for potential credit losses are maintained. Certain sales were made under letters of credit, which further reduces Sage's overall credit risk.

NOTE 11--SEGMENT AND GEOGRAPHIC INFORMATION:

    Sage operates in one reportable segment which is the development and sales of display processors and accompanying software to support the display industry.

    Sage has operations in the United States and India. The India operation was established in January 1996. The results of the India operation for the years ended March 31, 1997, 1998 and 1999 and its total assets as of the respective dates were not material to Sage's consolidated financial statements.

    Sage sells its products primarily in the United States and to the Asia Pacific region. Revenues by geographic location based on the country of the customer were as follows:

                                                           YEAR ENDED MARCH 31,
                                                      ------------------------------
                                                        1997       1998       1999
                                                      --------   --------   --------
                                                              (IN THOUSANDS)
United States.......................................   $1,758     $1,495     $2,131
Taiwan..............................................       --         --      3,535
Other Asia Pacific countries........................       --         --      1,365
Europe..............................................       --         --        101
                                                       ------     ------     ------
                                                       $1,758     $1,495     $7,132
                                                       ======     ======     ======

NOTE 12--COMMITMENTS:

    Sage leases its facilities under noncancelable operating leases which expire on various dates through September 2000. Future minimum lease payments as of March 31, 1999 are as follows:

                                                                OPERATING
FISCAL YEAR                                                       LEASES
-----------                                                   --------------
                                                              (IN THOUSANDS)
2000........................................................       $218
2001........................................................        106
                                                                   ----
Total minimum lease payments................................       $324
                                                                   ====

    Total rent expenses under operating leases for fiscal years 1997, 1998 and 1999 were $48,000, $84,000 and $150,000, respectively.

                                   SAGE, INC.

NOTE 13--SUBSEQUENT EVENTS:

    In May 1999 Sage sold 492,333 shares of Series E preferred stock for an aggregate of $2.9 million, net of estimated expenses of $30,000. At the same time, in connection with the sale of Series E preferred stock, Sage issued three year warrants to subscribe for 5,970 shares of Series E preferred stock at $6.00 per share.

    On July 24, 1999, Sage entered into a joint license and development agreement with Faroudja under which Sage issued 375,000 shares of common stock to Faroudja in exchange for $500,000 cash and a limited exclusive license to certain of Faroudja's video processing and image enhancement technologies. Under the terms of the agreement, the licensed technologies can only be used to develop new chip solutions that incorporate both Faroudja's and Sage's technologies. The in-process technology was valued at 375,000 shares, issued at $8.00 per share, less the cash receipt of $500,000. As a result of that transaction, Sage recorded an expense of $2.5 million relating to in-process research and development during the nine months ended December 31, 1999.

    On October 1, 1999, Sage implemented a three-for-one reverse stock split. Shares and per share amounts have been retroactively restated for all periods presented.

    In November 1999, the company completed an initial public offering, which raised approximately $37.3 million, net of fees and expenses. In conjunction with the initial public offering, all shares of convertible preferred were converted to 3,183,000 shares of common stock.

ON FEBRUARY 18, 2000, SAGE AND FAROUDJA AGREED TO MERGE IN A TRANSACTION TO BE ACCOUNTED FOR AS A PURCHASE. THE TOTAL PURCHASE PRICE OF $153.4 MILLION INCLUDED THE ISSUANCE OF SAGE COMMON STOCK VALUED AT $133.9 MILLION, THE ASSUMPTION OF FAROUDJA STOCK OPTIONS AND WARRANTS VALUED AT $16.8 MILLION AND ESTIMATED DIRECT TRANSACTION COSTS OF $2.7 MILLION.

                                 FAROUDJA, INC.
                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                                PAGE
                                                              --------
Financial Statements:

  Report of Ernst & Young LLP, Independent Auditors.........    F-20

  Consolidated Balance Sheets as of December 31, 1999 and
    1998....................................................    F-21

  Consolidated Statements of Operations for the years ended
    December 31, 1999, 1998 and 1997........................    F-22

  Consolidated Statements of Stockholders' Equity for the
    years ended December 31, 1999, 1998 and 1997............    F-23

  Consolidated Statements of Cash Flows for the years ended
    December 31, 1999, 1998 and 1997........................    F-24

  Notes to Consolidated Financial Statements................    F-25

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Faroudja, Inc.

    We have audited the accompanying consolidated balance sheets of Faroudja, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Faroudja, Inc. at December 31, 1999 and 1998 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG LLP

Palo Alto, California
January 25, 2000

                                 FAROUDJA, INC.

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                                     ASSETS

Current assets:
  Cash and cash equivalents.................................  $12,998    $20,419
  Available-for-sale securities.............................    6,918         --
  Trade accounts receivable, less allowance for doubtful
    accounts of $342 in 1999 and $136 in 1998...............    3,418      1,764
  Inventories...............................................    2,222      3,348
  Income taxes receivable...................................       --        738
  Prepaid expenses and other current assets.................      454        441
                                                              -------    -------
Total current assets........................................   26,010     26,710

Property and equipment, net.................................    1,104      1,778
Other investments...........................................    7,266         --
Other assets................................................      187        233
                                                              -------    -------
TOTAL ASSETS................................................  $34,567    $28,721
                                                              =======    =======

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................  $   957    $ 1,125
  Accrued compensation and benefits.........................      609        587
  Income taxes payable......................................      670         --
  Deferred revenue..........................................    2,425         --
  Other accrued liabilities.................................      823        511
                                                              -------    -------
Total current liabilities...................................    5,484      2,223

Commitments

Stockholders' equity:
  Preferred Stock $0.001 par value; 5,000,000 shares
    authorized, none issued and outstanding.................       --         --
  Common Stock $0.001 par value; 50,000,000 shares
    authorized; 12,310,556, and 12,205,147 shares issued and
    outstanding in 1999 and 1998, respectively..............       12         12
  Additional paid-in capital................................   30,322     30,027
  Deferred compensation.....................................     (125)      (173)
  Accumulated other comprehensive income....................    4,341         --
  Accumulated deficit.......................................   (5,467)    (3,368)
                                                              -------    -------
Total stockholders' equity..................................   29,083     26,498
                                                              -------    -------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................  $34,567    $28,721
                                                              =======    =======

                            See accompanying notes.

                                 FAROUDJA, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
Revenues:
  Product sales.............................................  $13,476    $11,520    $15,506
  License and royalty revenues..............................       --        750      1,500
                                                              -------    -------    -------
Total revenues..............................................   13,476     12,270     17,006
Cost of product sales.......................................    6,310      5,499      5,262
                                                              -------    -------    -------
Gross profit................................................    7,166      6,771     11,744

Operating expenses:
  Research and development..................................    4,175      4,822      4,215
  Sales and marketing.......................................    3,359      3,551      3,465
  General and administrative................................    2,648      3,458      2,182
  Financing expenses........................................       --         --        312
                                                              -------    -------    -------
Total operating expenses....................................   10,182     11,831     10,174
                                                              -------    -------    -------
Operating (loss) income.....................................   (3,016)    (5,060)     1,570
Other income:
  Interest income...........................................      917      1,134        364
  Other, net................................................       --         --         83
                                                              -------    -------    -------
(Loss) income before income taxes...........................   (2,099)    (3,926)     2,017
Benefit/(Provision) for income taxes........................       --        457       (766)
                                                              -------    -------    -------
Net (loss) income...........................................  $(2,099)   $(3,469)   $ 1,251
                                                              =======    =======    =======

Per share data:
  Net (loss) income per share  Basic........................  $ (0.17)   $ (0.29)   $  0.14
                            Diluted.........................  $ (0.17)   $ (0.29)   $  0.13
  Shares used in per share computations  Basic..............   12,272     12,146      9,041
                                     Diluted................   12,272     12,146      9,925

                            See accompanying notes.

                                 FAROUDJA, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                           RETAINED
                                        COMMON STOCK        ADDITIONAL                     EARNINGS         OTHER
                                    ---------------------    PAID-IN       DEFERRED      (ACCUMULATED   COMPREHENSIVE
                                      SHARES      AMOUNT     CAPITAL     COMPENSATION      DEFICIT)         INCOME        TOTAL
                                    ----------   --------   ----------   -------------   ------------   --------------   --------
Balance at December 31, 1996......   8,200,000     $ 8       $ 7,825         $  --         $  (655)         $   67       $ 7,245
Net income........................          --      --            --            --           1,251              --         1,251
Reclassification adjustment for
  Gains included in net income of
  $67.............................          --      --            --            --              --             (67)          (67)
                                                                                                                         -------
Comprehensive income..............                                                                                         1,184
                                                                                                                         -------
Sale of Common Stock net of issue
  costs...........................   3,833,334       4        20,532            --              --              --        20,536
Issuance of Common Stock for
  services and Upon exercise of
  Option and warrants.............      25,579      --            99            --              --              --            99
Issuance of warrants to Purchase
  Common Stock for technology
  acquired........................          --      --           250            --              --              --           250
Deferred compensation on employee
  stock Option grants.............          --      --           272          (272)             --              --            --
Amortization of deferred
  Compensation....................          --      --            --            34              --              --            34
                                    ----------     ---       -------         -----         -------          ------       -------
Balance at December 31, 1997......  12,058,913      12        28,978          (238)            596              --        29,348
Net loss..........................          --      --            --            --          (3,469)             --        (3,469)
                                                                                                                         -------
Comprehensive loss................                                                                                        (3,469)
                                                                                                                         -------
Issuance of Common Stock for cash
  upon exercise of options and
  employee Stock purchase plan....     146,234      --           554            --              --              --           554
Reclassification of undistributed
  Retained earnings...............          --      --           495            --            (495)             --            --
Amortization of Deferred
  compensation....................          --      --            --            65              --              --            65
                                    ----------     ---       -------         -----         -------          ------       -------
Balance at December 31, 1998......  12,205,147      12        30,027          (173)         (3,368)             --        26,498
Net loss..........................          --      --            --            --          (2,099)             --        (2,099)
Unrealized gain on investments of
  $4,341..........................                                                                           4,341         4,341
                                                                                                                         -------
Comprehensive income..............                                                                                         2,242
                                                                                                                         -------
Issuance of Common Stock for cash
  upon exercise of options and
  employee stock purchase plan....      91,017      --           252            --              --              --           252
Issuance of common stock for
  services rendered...............      14,392      --            43                                                          43
Amortization of deferred
  compensation....................          --      --            --            48              --              --            48
                                    ----------     ---       -------         -----         -------          ------       -------
Balance at December 31, 1999......  12,310,556     $12       $30,322         $(125)        $(5,467)         $4,341       $29,083
                                    ==========     ===       =======         =====         =======          ======       =======

                            See accompanying notes.

                                 FAROUDJA, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
OPERATING ACTIVITIES
Net (loss) income...........................................  $(2,099)   $(3,469)   $ 1,251
Adjustments to reconcile net (loss) income to net cash
  provided by (used in) operating activities:
  Depreciation and amortization.............................      846        921        561
  Amortization of deferred compensation.....................       48         65         34
  Issuance of common stock for services.....................       43         --         --
  Gain on sales of short-term investments...................       --         --        (83)
Changes in operating assets and liabilities:
  Trade accounts receivable.................................   (1,654)     1,334       (330)
  Inventories...............................................    1,126       (405)    (1,260)
  Deferred tax assets.......................................       --        942       (482)
  Income taxes receivable...................................      738       (738)        --
  Prepaid expenses and other current assets.................      (23)        81       (372)
  Accounts payable..........................................     (168)      (320)       716
  Accrued compensation and benefits.........................       22       (630)       545
  Income taxes payable......................................      670       (872)       756
  Other accrued liabilities.................................      312        (96)       265
  Deferred revenue..........................................       --         --       (500)
                                                              -------    -------    -------
Net cash provided by (used in) operating activities.........     (139)    (3,187)     1,101
                                                              -------    -------    -------
INVESTING ACTIVITIES
Purchases of equipment......................................     (116)      (497)    (1,195)
Proceeds from sale of equipment.............................       --         --         13
Other assets................................................       --         --       (110)
Purchases of short-term investments.........................   (6,918)        --         --
Sales of short-term investments.............................       --         --      1,612
Maturities of short-term investments........................       --        277         --
Other investments...........................................     (500)        --         --
                                                              -------    -------    -------
Net cash provided by (used in) investing activities.........   (7,534)      (220)       320
                                                              -------    -------    -------
FINANCING ACTIVITIES
Issuance of Common Stock....................................      252        554     20,635
Distribution to stockholders................................       --         --         --
                                                              -------    -------    -------
Net cash provided by (used in) financing activities.........      252        554     20,635
                                                              -------    -------    -------
(Decrease) increase in cash and cash equivalents............   (7,421)    (2,853)    22,056
Cash and cash equivalents at beginning of year..............   20,419     23,272      1,216
                                                              -------    -------    -------
Cash and cash equivalents at end of year....................  $12,998    $20,419    $23,272
                                                              =======    =======    =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for income taxes................  $    --    $   225    $   465
                                                              =======    =======    =======
SUPPLEMENTAL DISCLOSURES OF NONCASH FINANCING ACTIVITIES
Issuance of warrants to acquire Common Stock for technology
  acquired..................................................  $    --    $    --    $   250
                                                              =======    =======    =======
Transfer of technology in exchange for shares of common
  stock in Sage, Inc........................................  $ 2,425    $    --    $    --
                                                              =======    =======    =======

                            See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

BUSINESS AND BASIS OF PRESENTATION

    Faroudja designs, develops and sells a range of video image enhancement products and technology for the home theater and commercial presentation, professional broadcast and personal computer markets. Although traditional business has been directed to sales of complete subsystem units, Faroujda has recently expanded its activities to include the design and development of chip level products for applications in the television, digital display and personal computer markets.

    The accompanying financial statements reflect the operations of Faroudja Laboratories, Inc. (referred to as "FLI") and Faroudja Research
Enterprises, Inc. (referred to as "FRE"), both of which were California corporations. FLI and FRE, which were owned by common stockholders, were merged in December 1996, with FLI surviving the merger. Subsequently, in order to effect a reverse stock split and a reincorporation in Delaware, FLI merged with a wholly owned subsidiary of a newly formed Delaware corporation, Faroudja, Inc. In this transaction, the FLI stockholders received 0.69185 shares of the Faroudja's common stock for each share of FLI common stock held by them.

    All outstanding stock options and warrants to purchase FLI common stock were assumed by Faroujda at the same exchange ratio. The effect of this exchange on common stock, stock options and warrants has been reflected in the accompanying financial statements on a retroactive basis. All intercompany balances and transactions between Faroudja and FLI have been eliminated.

    On December 30, 1996, FLI and FRE were merged through the exchange of
0.21258 shares of FLI common stock for each outstanding share of FRE common stock. As the outstanding shares of both entities were held in the same percentage by identical stockholders prior to the merger, this transaction was accounted for as if it were a pooling-of-interests.

    Prior to March 1996, FRE and FLI were each owned 100% by two individuals (referred to as the "Founders"). In March 1996, new investors acquired a 56.25% ownership interest in both entities through the purchase of shares held by the Founders for $14,000,000 and newly issued FLI shares for $4,000,000. Simultaneous with this transaction, the Founders received a distribution from FLI in the amount of $4,000,000. The new investors also acquired an option from the Founders to acquire an additional 1,537,500 shares held by the Founders for a total of $6,000,000. Such option was exercised on September 5, 1997. Prior to the March 1996 transaction, FLI had elected to be treated as an S Corporation for income tax purposes. FRE was a C Corporation for income tax purposes.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

SOURCES OF SUPPLY

    Farouda currently relies on a limited number of independent foundries to manufacture, assemble and test all of its semiconductor components and products. In addition, Faroudja subcontracts the manufacturing of its broadcast and television products with two principal suppliers. While alternate sources of supply exist, in the event of the discontinuance of any of the above supplier relationships, Faroudja would be required to locate and qualify new suppliers, which could take several months.

CASH EQUIVALENTS

    Faroudja considers all highly liquid investments with a maturity of less than three month when purchased, to be cash equivalents. Cash equivalents consist primarily of deposits in banks, money market accounts, commercial paper and discount notes.

INVESTMENTS

    Faroudja accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (referred to as "SFAS 115").

    Under SFAS 115, all affected debt and equity securities must be stated at fair value and classified as held-to-maturity, trading or available-for-sale. Management determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date.

    At December 31, 1999 and 1998, all debt and equity securities were designated as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported net of tax as part of accumulated other comprehensive income in stockholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary, if any, on available-for-sale securities are included in other income. The cost of securities sold is based on the specific identification method. Interest on securities classified as available-for-sale is included in interest income.

CONCENTRATION OF CREDIT RISK

    Faroudja sells its products primarily through a network of distributors, dealers and through original equipment manufacturing (referred to as "OEM") arrangements. Faroujda performs ongoing credit evaluations of its customers and generally does not require collateral. Uncollectible accounts receivable have not been significant in any period presented.

    At December 31, 1999, no single customer accounted for more than 10% of Faroudja's ending accounts receivable balance.

    At December 31, 1998, one customer accounted for 22% of the accounts receivable balance.

INVENTORIES

    Raw materials, work-in-process and finished goods inventories are stated at the lower of standard cost (which approximates actual cost) or market value.

PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets (ranging from three to seven years). Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life. Depreciation expense was $790,000, $745,000 and $540,000 for 1999, 1998 and
1997, respectively.

REVENUE RECOGNITION

    Sales revenue is recognized upon shipment of products to customers net of discounts, rebates and allowances. Faroudja does not grant rights of return and there are no customer acceptance provisions in Faroudja's normal sales. Non-refundable minimum royalties are recognized as revenue in the period to which they relate.

ADVERTISING COSTS

    Faroudja expenses advertising costs as incurred. Advertising expense amounted to $312,000, $374,000 and $430,000 in 1999, 1998 and 1997,
respectively.

FINANCING EXPENSE

    In 1997, Faroudja incurred and expensed approximately $312,000 of expenses related to financing activities.

STOCK-BASED COMPENSATION

    As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (referred to as "SFAS 123"), Faroudja has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (referred to as "APB 25"), and related interpretations, in accounting for its employee and director stock option and purchase plans. Under APB 25, if the exercise price of Faroudja's employee stock options is not less than the market price of the underlying stock on the date of grant, no compensation expense is recognized.

    Options granted to non-employees are accounted for using the Black-Scholes method prescribed by SFAS 123 and, in accordance with Emerging Issues Task Force Consensus No. 96-18, the options are subject to periodic re-valuation over their vesting terms.

NET INCOME (LOSS) PER SHARE

    Basic earnings per share is calculated based on the weighted average number of common shares outstanding during the period. Diluted earnings per share also gives effect to the dilutive effect of stock options and warrants (calculated based on the treasury stock method). A reconciliation of shares used in the calculation follows (in thousands):

                                                         1999       1998       1997
                                                       --------   --------   --------
Weighted average shares outstanding..................   12,272     12,146     9,041
Dilutive effect of stock options and warrants........       --         --       834
                                                        ------     ------     -----
Shares used in computation of diluted net (loss)
  income per share...................................   12,272     12,146     9,875
                                                        ======     ======     =====

    Options and warrants to purchase 1,950,288, 1,991,905 and 445,200 shares of Faroudja's common stock would have been anti-dilutive in 1999, 1998 and 1997 respectively and were, therefore, excluded from the respective diluted calculation.

COMPREHENSIVE INCOME (LOSS)

    Statement of Financial Accounting Standard No. 130, Reporting Comprehensive Income (referred to as "SFAS 130") requires unrealized gains or losses on Faroudja's investments to be included in comprehensive income. Total comprehensive income has been disclosed in the Consolidated Statement of Stockholder's Equity.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board (referred to as "FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Financial Instruments and for Hedging Activities" (referred to as "SFAS 133") which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. In
June 1999, FASB issued Statement of Financial Accounting Standards No. 137, which defers the effective date of SFAS 133 to years beginning after June 15, 2000. Faroudja does not anticipate SFAS 133 to have a material impact on its results of operations or financial condition when adopted.

    In December 1999, the SEC issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" (referred to as "SAB 101"), which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC. SAB 101 is effective the first quarter of fiscal years beginning after December 15, 1999 and requires companies to report any changes in revenue recognition as a cumulative change in accounting principle at the time of implementation in accordance with APB Opinion No. 20 "Accounting Changes". Faroudja believes that its current revenue recognition policy complies with SAB101 and therefore does not expect the adoption of SAB101 to have a material effect on results of operations.

2. AVAILABLE-FOR-SALE SECURITIES

    The following is a summary of available-for-sale debt securities at December 31, 1999 and 1998 (in thousands):

                                                               COST AND
                                                              FAIR MARKET
                                                                 VALUE
                                                              -----------
At December 31, 1999:
  Commercial paper..........................................    $ 5,749
  Government agency discount notes..........................     10,977
                                                                -------
                                                                $16,276
                                                                =======
Reported as:
  Cash equivalents..........................................    $ 9,808
  Available for sale securities.............................      6,918
                                                                -------
                                                                $16,276
                                                                =======
At December 31, 1998:
  Commercial paper..........................................    $ 6,977
  Government agency discount notes..........................     10,844
                                                                -------
                                                                $17,821
                                                                =======
Reported as:
  Cash equivalents..........................................    $17,821
                                                                =======

    The estimated fair value amounts discussed above have been determined by Faroudja using available market information.

    The investments are held in commercial paper of U.S. corporations with A1/P1 credit ratings and U.S. federal agency discount obligations.

    As of December 31, 1999, the average portfolio duration and contractual maturity of the investments were approximately six months.

    There were no material realized or unrealized gains or losses from these investments in 1999, 1998 and 1997.

    Faroudja's equity investment is disclosed in Note 3.

3. LICENSE AGREEMENT

    In July 1999, Faroudja entered into a license, joint development and equity purchase agreement with Sage for the transfer of certain of Faroudja's video processing technologies to Sage. In exchange for the license rights, the transfer of the technology and a $500,000 payment to Sage, Faroudja received 375,000 shares of Sage common stock. To the extent that Sage incorporates Faroudja's technology into Sage products, Faroudja will also receive royalties on the sales of those products.

    The license and technology transfer was valued at $2.4 million and at December 31, 1999, this has been recorded as deferred revenue, subject to completion of Faroudja's performance obligations under the agreement. The shares of Sage common stock have been accounted for as available-for-sale securities and marked to market. At December 31, 1999, Faroudja recorded an unrealized gain of $4.3 million. (See Note 12--Subsequent Events).

4. INVENTORIES

    Inventories consist of the following (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
Raw materials...............................................   $  668     $1,072
Work-in-process.............................................      513      1,048
Finished goods..............................................    1,041      1,228
                                                               ------     ------
                                                               $2,222     $3,348
                                                               ======     ======

5. PROPERTY AND EQUIPMENT

    Property and equipment consist of the following (in thousands):

                                                               DECEMBER 31,
                                                            -------------------
                                                              1999       1998
                                                            --------   --------
Machinery and equipment...................................  $ 2,893    $ 2,782
Purchased computer software...............................      956        952
Furniture, fixtures and equipment.........................      314        314
Vehicles..................................................       84         84
Leasehold improvements....................................      228        227
                                                            -------    -------
                                                              4,475      4,359
Accumulated depreciation..................................   (3,371)    (2,581)
                                                            -------    -------
                                                            $ 1,104    $ 1,778
                                                            =======    =======

6. OPERATING LEASES

    Faroudja leases its main facilities in Sunnyvale, California under two lease agreements from the same landlord expiring September 30, 2003. The lease agreement for the primary facility is cancelable at Faroudja's option upon four months' notice. Payments are adjusted annually based on changes in the Consumer Price Index on one lease and increase $.60 per square foot per year under the other lease. At December 31, 1999, future estimated minimum payments under these leases are approximately as follows (in thousands):

2000........................................................  $  435
2001........................................................     451
2002........................................................     467
2003........................................................     360
                                                              ------
Total minimum lease payments................................  $1,713
                                                              ======

    In May 1999 Faroudja entered into a sublease agreement for one of its facilities for the remaining term of that lease. Rental income received in 1999 was $144,000.

    Rent expense under operating leases amounted to $536,000, $465,000 and $289,000 in 1999, 1998 and 1997, respectively.

7. STOCKHOLDERS' EQUITY

INITIAL PUBLIC OFFERING

    In October 1997 Faroudja sold a total of 3,000,000 shares of common stock at $6.00 per share through its initial public offering. Net proceeds, after underwriters' discounts, commissions and fees, and other costs associated with the offering, totaled $15,588,006. In connection with the offering, S3 Incorporated received an additional 307,018 shares of common stock pursuant to certain anti-dilution provisions which Faroudja had granted under a Stock Purchase Agreement.

WARRANTS

    In 1996, Faroudja issued a warrant to purchase 65,152 shares of common stock at an exercise price of $0.15 to a limited liability company in which a member of Faroudja's board of directors has a substantial interest. The warrant was issued in exchange for services to be performed by the director. The warrant was exercised for all 65,152 shares on January 13, 2000. Faroudja expensed $222,000, the value of the warrant, over the related service period.

    In 1997, one of the Founders granted to Faroudja an exclusive (excluding certain rights retained by the Founder), worldwide, perpetual, irrevocable and royalty-free right and license to patents owned by him. The Founder has a nonexclusive, nontransferable right to the patents for applications and uses outside of Faroudja's business as defined in the license agreement. In exchange for rights granted, Faroudja received a warrant to purchase 100,000 shares of common stock at $7.50 per share. The warrant vests over a three-year period and expires in January 2002. Faroudja is amortizing $250,000, the value of the warrant, over the estimated useful economic life of the patents.

STOCK PLANS

    In 1995, Faroudja adopted the 1995 Stock Option Plan (referred to as the "1995 Plan"). A total of 1,700,000 shares of common stock were reserved for issuance under the 1995 Plan. In January 1997, the Faroudja board of directors adopted, and the stockholders approved, the 1997 Performance Stock Option Plan (referred to as the "1997 Plan"). The 1997 Plan succeeds the 1995 Plan and has terms similar to that Plan. No additional options will be granted under the 1995 Plan and shares reserved for future option grants thereunder are available for grant under the terms of the 1997 Plan. In June 1997, June 1998 and June 1999 the stockholders approved amendments to the 1997 Plan increasing the number of shares reserved for issuance by 250,000 shares, 400,000 shares and 500,000 shares, respectively. Under the terms of the 1997 Plan, the board of directors may grant options to directors, employees and consultants. Options may be either incentive stock options or nonstatutory stock options, at the discretion of the board of directors. Incentive stock options may be granted to employees with exercise prices of no less than the fair value and nonstatutory options may be granted to employees, directors, and consultants with exercise prices of no less than 85% of the fair value, of the common stock on the date of grant, as determined by the board of directors. If, at the time of grant, the optionee owns stock possessing 10% or more of the voting power of all classes of stock, the option price shall be at least 110% of the fair value, and the option shall not be exercised more than five years after the date of grant. Except as noted above, options expire ten years after the date of grant, or earlier if employment or service is terminated. Options become exercisable as determined by the board of directors. Options generally vest over three or four years.

    In December 1996, the Faroudja board of directors adopted, and in 1997 the stockholders approved, the 1997 Non-Employee Directors Stock Option Plan (referred to as the "Directors Plan"). A total of 100,000 shares of Faroudja's common stock were reserved for issuance pursuant to the terms of the Directors Plan, which provides for the grant of nonqualified stock options to nonemployee directors of Faroudja.

    In January 1997, Faroudja's board of directors adopted, and the stockholders approved, the 1997 Employee Stock Purchase Plan (referred to as the "Purchase Plan"). A total of 400,000 shares were reserved for future issuance under the Purchase Plan. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions at a price equal to the lower of 85% of the fair value of the company's common stock at the beginning or end of the applicable offering period. Payroll deductions are at the election of the employee subject to a maximum of 10% of the employee's salary. In 1999 and 1998, 71,977 shares and 41,223 shares, respectively, were issued under the purchase plan. There were no shares issued in 1997.

    In 1998, Faroudja granted 118,750 options to one officer outside of any of the company's option plans.

    A summary of Faroudja's stock option activity, and related information follows:

                                                           YEARS ENDED DECEMBER 31
                          ------------------------------------------------------------------------------------------
                            1999      WEIGHTED-AVERAGE     1998      WEIGHTED-AVERAGE     1997      WEIGHTED-AVERAGE
                           OPTIONS     EXERCISE PRICE     OPTIONS     EXERCISE PRICE     OPTIONS     EXERCISE PRICE
                          ---------   ----------------   ---------   ----------------   ---------   ----------------
Outstanding at beginning
  of period.............  1,826,753        $4.49         1,659,190        $4.48         1,441,988        $3.46
Granted.................    669,000         3.07           670,950         4.72           432,570         7.55
Exercised...............    (19,040)        3.64          (105,013)        3.27            (7,380)        1.68
Canceled................   (691,577)        4.89          (398,374)        5.33          (207,988)        3.90
                          ---------                      ---------                      ---------
Outstanding at end of
  period................  1,785,136        $3.81         1,826,753        $4.49         1,659,190        $4.48
                          =========                      =========                      =========
Weighted-average fair
  value of options
  granted during the
  period................  $    2.36                      $    2.50                      $    2.19

                                       DECEMBER 31, 1999
------------------------------------------------------------------------------------------------
                       OPTIONS OUTSTANDING                              OPTIONS EXERCISABLE
-----------------------------------------------------------------   ----------------------------
                              WEIGHTED-AVERAGE
   RANGE OF       NUMBER OF      REMAINING       WEIGHTED-AVERAGE   NUMBER OF   WEIGHTED-AVERAGE
EXERCISE PRICES    OPTIONS    CONTRACTUAL LIFE    EXERCISE PRICE     OPTIONS     EXERCISE PRICE
---------------   ---------   ----------------   ----------------   ---------   ----------------
 $ 1.16-$2.63       259,546         6.87              $1.74          196,395         $1.48
 $ 2.88-$3.75       955,850         8.91              $3.41          232,836         $3.75
 $ 3.83-$3.91       333,123         6.62              $3.85          284,578         $3.85
 $ 7.00-$8.12       222,500         6.99              $7.53          139,307         $7.52
 $8.50-$10.38        14,117         2.62              $9.52           11,818         $9.51
                  ---------                                          -------
                  1,785,136         7.90              $3.81          864,934         $3.95
                  =========                                          =======

    Pursuant to APB 25, for certain options granted in June 1997, Faroujda recognized as deferred compensation expense the excess of the deemed value for financial reporting purposes of the common stock issuable upon the exercise of such options over the aggregate exercise price of such options. The total deferred compensation expense of $272,000 is being amortized over the vesting period of such options.

RESERVED SHARES

    Faroudja has reserved shares of common stock for future issuance as follows:

                                                              DECEMBER 31,
                                                                  1999
                                                              ------------
Warrants....................................................      165,152
Stock purchase plan.........................................      286,800
Stock option plans:
  Outstanding options.......................................    1,785,136
  Reserved for future grants................................    1,152,181
                                                                ---------
                                                                3,389,269
                                                                =========

    Had Faroudja valued its stock options granted to employees according to the provisions of SFAS 123, pro forma net income and basic net income per share would have been as follows (in thousands except per share data):

                                                             DECEMBER 31,
                                                    ------------------------------
                                                      1999       1998       1997
                                                    --------   --------   --------
Net income (loss)--as reported....................  $(2,099)   $(3,469)    $1,251
Net income (loss)--pro forma......................   (3,264)    (4,210)       868
Basic net income per share--as reported...........  $ (0.17)   $ (0.29)    $ 0.14
Basic net income per share--pro forma.............  $ (0.27)   $ (0.35)    $ 0.10

    The pro forma net loss is not necessarily indicative of potential pro forma effects on results for future years.

    The value of options granted prior to Faroudja's's initial public offering were determined using the minimum value method using the following weighted average assumptions in 1997: a risk free interest rate of 5.63%, an expected option life of 72 months and no dividends. The value of options granted following the initial public offering in 1997 were determined using the Black-Scholes method and the weighted average assumptions were as follows: an expected volatility factor of 0.7764, a risk free interest rate of 5.63%, an expected option life of 72 months and no dividends. The value of options granted in 1998 and 1999 were determined using the Black-Scholes method and the weighted average assumptions were as follows: an expected volatility factor of 0.66 and
1.10 respectively, a risk free interest rate of 5.46% and 6.56%, respectively, an expected option life of 48 months and no dividends.

8. INCOME TAXES

    The provision (benefit) for income taxes computed under Statement of Financial Accounting Standards, No.109, "Accounting for Income Taxes," consists of the following (in thousands):

                                                         YEAR ENDED DECEMBER 31,
                                                      ------------------------------
                                                        1999       1998       1997
                                                      --------   --------   --------
Federal:
  Current...........................................   $  --     $(1,386)    $1,059
  Deferred..........................................     (--)        808       (369)
                                                       -----     -------     ------
                                                                 $  (578)    $  690
State:
  Current...........................................      --         (13)       143
  Deferred..........................................     (--)        134        (67)
                                                       -----     -------     ------
                                                                     121         76
                                                       -----     -------     ------
Provision (benefit) for Income Taxes................   $  --     $  (457)    $  766
                                                       =====     =======     ======

    The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before taxes. The sources and tax effects of the differences are as follows (in thousands):

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                         1999       1998       1997
                                                       --------   --------   --------
Tax at U.S. statutory rate...........................   $(714)    $(1,335)    $ 686
State income taxes, net of federal benefit...........      --         120        30
Research & development tax credits...................      --          --      (137)
Unbenefited net operating losses and timing
  differences........................................     714         632        --
Other................................................      --         126       187
                                                        -----     -------     -----
Benefit/(provision) for income taxes.................   $   0     $  (457)    $ 766
                                                        =====     =======     =====

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows (in thousands):

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                             -------------------
                                                               1999       1998
                                                             --------   --------
Deferred tax assets:

  Reserves and accruals not currently deductible...........  $   781     $  591
  Tax credits..............................................      279        151
  Net operating losses.....................................      606        107
  Other, net...............................................      155        172
                                                                         ------
  Total gross deferred tax assets..........................    1,821      1,021
  Less: valuation allowance................................   (1,523)      (822)
                                                             -------     ------
    Net deferred tax assets................................      298        199

Deferred tax liabilities:
  Depreciation of property and equipment...................     (298)      (199)
                                                             -------     ------
  Total net deferred tax assets/(liabilities)..............  $    --     $   --
                                                             =======     ======

    As of December 31, 1999, the Company had federal and state tax loss carryforwards of approximately $1,350,000 and $2,500,000, respectively. As of December 31, 1999, the Company also had federal tax credit carryforwards of approximately $279,000. The loss carryforwards will begin to expire in 2003, and the federal tax credit carryforwards will begin to expire in 2018, if not utilized. Because of the change in ownership provisions of the Internal Revenue Code, a portion of the Company's net operating loss and tax credit carryforwards may be subject to annual limitations. The annual limitations may result in the expiration of net operating loss and tax credit carryforwards before utilization.

    Realization of deferred tax assets is dependent on future earnings, if any, the timing and the amount of which are uncertain. Accordingly, a valuation allowance, in an amount equal to the net deferred tax asset as of December 31, 1999 has been established to reflect these uncertainties. The valuation allowance increased by approximately $701,000, $822,000 and none during the fiscal years ended December 31, 1999, 1998 and 1997. The Company will continue to evaluate the realization of the deferred tax assets on a quarterly basis.

9. MARKET SALES, EXPORT SALES AND SIGNIFICANT CUSTOMERS

    The Company has determined that, under the definition in Statement of Financial Accounting Standards No. 131, it operates only in one segment.

    The Company had product sales by market as follows (in thousands):

                                                     1999       1998       1997
                                                   --------   --------   --------
Home theater/industrial..........................  $10,857    $10,229    $15,199
Broadcast........................................    1,770      1,209        307
ASIC.............................................      849         82         --
                                                   -------    -------    -------
Total product sales..............................  $13,476    $11,520    $15,506
                                                   =======    =======    =======

    The Company had product sales by region as follows (in thousands):

                                                            DECEMBER 31,
                                                   ------------------------------
                                                     1999       1998       1997
                                                   --------   --------   --------
Revenues to customers:
  U.S.A..........................................  $11,402    $ 9,241    $13,285
  Asia...........................................      855      1,080      1,182
  Europe.........................................      672        521        345
  Canada.........................................      241        478        269
  Latin America and other........................      306        200        425
                                                   -------    -------    -------
                                                   $13,476    $11,520    $15,506
                                                   =======    =======    =======

    In 1999, no customer accounted for 10% or more of total revenues. In 1998, sales to one customer accounted for 10% of total revenues. In 1997, sales to two customers accounted for 11% of total revenues.

10. 401k PLAN

    During 1994, the Company adopted a defined contribution retirement plan under Internal Revenue Service Code Section 401(k). Employees are eligible, following one month of employment, to contribute a specified percentage of their salary, not to exceed the statutory limit, to the plan. The Company matches a percentage of employee contributions. The Company's contributions were $92,000 in 1999, $166,000 in 1998 and $147,000 in 1997.

11. SUBSEQUENT EVENTS (UNAUDITED)

    In February 2000, the Company signed a definitive agreement with Sage for a stock-for-stock merger, following which the Company would become a wholly owned subsidiary of Sage. Each share of Faroudja common stock will be converted into
0.285 shares of Sage common stock and Sage will assume all outstanding warrants and options. The transaction has been unanimously approved by the boards of directors of both companies and is expected to close in the quarter ending
June 30, 2000, subject to approval by each company's shareholders. The merger is expected to be accounted for as a purchase transaction by Sage.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER
                               AND REORGANIZATION
                                  BY AND AMONG
                                   SAGE, INC,
                            FINLAND MERGER SUB, INC.
                                      AND
                                 FAROUDJA, INC.
                         DATED AS OF FEBRUARY 18, 2000

                               TABLE OF CONTENTS

                                                                      PAGE
                                                                    --------
ARTICLE 1  THE MERGER.............................................     A-1
1.1   The Merger..................................................     A-1
1.2   Effective Time; Closing.....................................     A-1
1.3   Effect of the Merger........................................     A-2
1.4   Certificate of Incorporation; Bylaws........................     A-2
1.5   Directors and Officers......................................     A-2
1.6   Effect on Capital Stock.....................................     A-2
1.7   Surrender of Certificates...................................     A-3
1.8   No Further Ownership Rights in Company Common Stock.........     A-5
1.9   Lost, Stolen or Destroyed Certificates......................     A-5
1.10  Tax Consequences............................................     A-5
1.11  Taking of Necessary Action; Further Action..................     A-5

ARTICLE 2  REPRESENTATIONS AND WARRANTIES OF COMPANY..............     A-6
2.1   Organization and Qualification; Subsidiaries................     A-6
2.2   Certificate of Incorporation and Bylaws.....................     A-6
2.3   Capitalization..............................................     A-6
2.4   Authority Relative to this Agreement........................     A-8
2.5   No Conflict; Required Filings and Consents..................     A-8
2.6   Compliance; Permits.........................................     A-9
2.7   SEC Filings; Financial Statements...........................     A-9
2.8   No Undisclosed Liabilities..................................     A-9
2.9   Absence of Certain Changes or Events........................    A-10
2.10  Litigation; Labor Matters; Compliance with Laws.............    A-10
2.11  Absence of Changes in Employee Benefit Plans................    A-11
2.12  ERISA Plans.................................................    A-11
2.13  Registration Statement/Joint Proxy Statement/Prospectus.....    A-12
2.14  Restrictions on Business Activities.........................    A-12
2.15  Title to Real and Personal Property.........................    A-12
2.16  Tax Returns and Tax Payments................................    A-13
2.17  Environmental Matters.......................................    A-13
2.18  Investment Bankers..........................................    A-14
2.19  Intellectual Property.......................................    A-14
2.20  Agreements, Contracts and Commitments.......................    A-16
2.21  Insurance...................................................    A-17
2.22  Opinion of Financial Advisor................................    A-18
2.23  Board Approval..............................................    A-18
2.24  Vote Required...............................................    A-18
2.25  State Takeover Statutes.....................................    A-18

ARTICLE 3  REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER
           SUB....................................................    A-18
3.1   Organization and Qualification; Subsidiaries................    A-18
3.2   Certificate of Incorporation and Bylaws.....................    A-19
3.3   Capitalization..............................................    A-19
3.4   Authority Relative to this Agreement........................    A-20
3.5   No Conflict; Required Filings and Consents..................    A-20
3.6   Compliance; Permits.........................................    A-21
3.7   SEC Filings; Financial Statements...........................    A-21
3.8   No Undisclosed Liabilities..................................    A-21
3.9   Absence of Certain Changes or Events........................    A-21

                                                                      PAGE
                                                                    --------
3.10  Litigation; Labor Matters; Compliance with Laws.............    A-22
3.11  Absence of Changes in Employee Benefit Plans................    A-22
3.12  Registration Statement; Joint Proxy Statement/Prospectus....    A-22
3.13  Restrictions on Business Activities.........................    A-23
3.14  Title to Real and Personal Property.........................    A-23
3.15  Tax Returns and Tax Payments................................    A-23
3.16  Environmental Matters.......................................    A-23
3.17  Investment Bankers..........................................    A-24
3.18  Intellectual Property.......................................    A-24
3.19  Agreements, Contracts and Commitments.......................    A-25
3.20  Insurance...................................................    A-25
3.21  Opinion of Financial Advisor................................    A-25
3.22  Board Approval..............................................    A-25
3.23  Vote Required...............................................    A-25

ARTICLE 4  CONDUCT PRIOR TO THE EFFECTIVE TIME....................    A-25
4.1   Conduct of Business by Company..............................    A-25
4.2   Conduct of Business by Parent...............................    A-28

ARTICLE 5  ADDITIONAL AGREEMENTS..................................    A-28
5.1   Joint Proxy Statement/Prospectus; Registration Statement....    A-28
5.2   Stockholder Meetings........................................    A-29
5.3   Confidentiality; Access to Information......................    A-30
5.4   No Solicitation.............................................    A-30
5.5   Public Disclosure...........................................    A-31
5.6   Reasonable Efforts; Notification............................    A-31
5.7   Third Party Consents........................................    A-32
5.8   Stock Options and ESPP......................................    A-32
5.9   Form S-8....................................................    A-33
5.10  Indemnification.............................................    A-33
5.11  Nasdaq Listing..............................................    A-33
5.12  Affiliates..................................................    A-33
5.13  Development Efforts and Reports.............................    A-33

ARTICLE 6  CONDITIONS TO THE MERGER...............................    A-34
6.1   Conditions to Obligations of Each Party to Effect the
        Merger....................................................    A-34
6.2   Additional Conditions to Obligations of Company.............    A-34
6.3   Additional Conditions to the Obligations of Parent and
        Merger Sub................................................    A-35

ARTICLE 7  TERMINATION, AMENDMENT AND WAIVER......................    A-36
7.1   Termination.................................................    A-36
7.2   Effect of Termination.......................................    A-37
7.3   Fees and Expenses...........................................    A-37

ARTICLE 8  GENERAL PROVISIONS.....................................    A-37
8.1   Effectiveness of Representations, Warranties and
        Agreements................................................    A-37
8.2   Notices.....................................................    A-38
8.3   Interpretation; Definitions.................................    A-38
8.4   Counterparts................................................    A-39
8.5   Entire Agreement; Third Party Beneficiaries.................    A-39

                                                                      PAGE
                                                                    --------
8.6   Severability................................................    A-39
8.7   Other Remedies; Specific Performance........................    A-39
8.8   Governing Law...............................................    A-40
8.9   Rules of Construction.......................................    A-40
8.10  Assignment..................................................    A-40

INDEX OF EXHIBITS
Exhibit A          --   Form of Stockholder Agreement [see Appendix D to this Joint
                          Proxy Statement/Prospectus]
Exhibit B          --   Certificate of Merger
Exhibit C          --   Form of Company Affiliate Agreement

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

    This AGREEMENT AND PLAN OF MERGER AND REORGANIZATION is made and entered into as of February 18, 2000, among Sage, Inc., a Delaware corporation ("PARENT") and Finland Merger Sub, Inc., a Delaware corporation ("MERGER SUB"), and Faroudja, Inc., a Delaware corporation ("COMPANY").

                                    RECITALS

        A. Upon the terms and subject to the conditions of this Agreement (as defined in Section 1.2 below) and in accordance with the Delaware General Corporation Law ("DELAWARE LAW"), Parent and Company intend to enter into a business combination transaction.

        B. The Board of Directors of Company, subject to the terms and conditions of this Agreement (i) has determined that the Merger (as defined in Section 1.1) is consistent with and in furtherance of the long-term business strategy of Company and fair to, and in the best interests of, Company and its stockholders, (ii) has approved and declared advisable this Agreement, and has approved the Merger and the other transactions contemplated by this Agreement and (iii) has determined to recommend that the stockholders of Company adopt and approve this Agreement and approve the Merger.

        C. The Board of Directors of Parent (i) has determined that the Merger is consistent with and in furtherance of the long-term business strategy of Parent and is fair to, and in the best interests of, Parent and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has determined to recommend that the stockholders of Parent approve the issuance of shares of Parent Common Stock (as defined below) pursuant to the Merger (the "SHARE ISSUANCE").

        D. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, the present directors and the chief executive officer of Company are entering into Stockholder Agreements in the form attached hereto as EXHIBIT A (the "Stockholder Agreements").

        E. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "CODE").

    NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   ARTICLE 1
                                   THE MERGER

     1.1 THE MERGER. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into Company (the "Merger"), the separate corporate existence of Merger Sub shall cease and Company shall continue as the surviving corporation. Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

     1.2 EFFECTIVE TIME; CLOSING. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger substantially in the form of EXHIBIT B hereto with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the "Certificate of Merger") (the time of such filing (or such later time as may be agreed in writing by Company and Parent and specified in the Certificate of Merger) being the "Effective Time") as soon as practicable on or after the Closing Date (as herein defined). Unless the context otherwise requires, the term "Agreement" as used herein refers collectively to this Agreement and Plan of Merger and Reorganization and the Certificate of Merger. The closing of the Merger (the "Closing") shall take place at the offices of Morrison & Foerster LLP, 425 Market Street, San Francisco, California 94105, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article 6, or at such other time, date and location as the parties hereto agree in writing (the "Closing Date").

     1.3 EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     1.4  CERTIFICATE OF INCORPORATION; BYLAWS.

        (a) At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation of the Surviving Corporation; PROVIDED, HOWEVER, that at the Effective Time the Certificate of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be "Faroudja, Inc."

        (b) The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be, at the Effective Time, the Bylaws of the Surviving Corporation until thereafter amended.

     1.5 DIRECTORS AND OFFICERS. The initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, until their respective successors are duly appointed.

     1.6 EFFECT ON CAPITAL STOCK. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Company or the holders of any of the following securities, the following shall occur:

        (a) CONVERSION OF COMPANY COMMON STOCK. Each share of Common Stock, $0.001 par value per share, of Company (the "COMPANY COMMON STOCK") issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock to be canceled pursuant to Section 1.6(b), will be canceled and extinguished and automatically converted (subject to Sections 1.6(e) and (f)) into the right to receive .285 shares (the "EXCHANGE RATIO") of Common Stock, $0.01 par value per share, of Parent (the "PARENT COMMON STOCK") upon surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.9). The Company shall take all action that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

        (b) CANCELLATION OF PARENT-OWNED STOCK. Each share of Company Common Stock held by Company or owned by Merger Sub, Parent or any direct or indirect wholly-owned subsidiary of Company or of Parent immediately prior to the Effective Time shall be canceled and extinguished without any payment of consideration therefor or any conversion thereof.

        (c) STOCK OPTIONS; EMPLOYEE STOCK PURCHASE PLANS. (i) At the Effective Time, all options to purchase Company Common Stock then issued and outstanding under Company's 1995 Stock Option Plan (the "1995 PLAN"), Company's 1997 Performance Stock Option Plan (the "1997 PLAN"), and the Company's 1997 Non-Employee Directors Stock Option Plan (the "DIRECTORS PLAN") (collectively the "COMPANY OPTION PLANS") and each of the options to purchase Company Common Stock granted to Glenn W. Marschel, Jr. pursuant to a stock option agreement dated as of October 6, 1998 (the "MARSCHEL OPTION"), in any case whether vested or unvested, shall be assumed by Parent in accordance with Section 5.8 hereof. Purchase rights outstanding under Company's 1997 Employee Stock Purchase Plan (the "ESPP") shall be treated as set forth in Section 5.8. (ii) Such assumption of stock options and stock purchase rights shall be on the same terms and conditions as were applicable under the Company Option Plans or the ESPP, as applicable, on the date of this Agreement, and in the case of a stock option, the number of shares subject to such option shall be the number (rounded down to the nearest whole number) of shares of Parent Common Stock as the holder of such stock option would have been entitled to receive pursuant to the Merger had such holder exercised in full immediately prior to the Effective Time (not taking into account whether or not such option was in fact exercisable), at a price per share rounded up to the nearest whole cent equal to (x) the aggregate exercise price for the Company Common Stock otherwise purchasable pursuant to such stock option divided by (y) the number of shares of Parent Common Stock deemed purchasable pursuant to such stock option; provided, however, that the vesting schedule of the assumed options shall continue to be determined by reference to the applicable Company Option Plans.

        (d) COMPANY WARRANTS. At the Effective Time, all warrants to purchase Company Common Stock shall by virtue of the Merger be assumed by Parent.

        (e) CAPITAL STOCK OF MERGER SUB. Each share of Common Stock, $0.001 par value per share, of Merger Sub (the "MERGER SUB COMMON STOCK") issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of Common Stock, $0.001 par value per share, of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.

        (f) ADJUSTMENTS TO EXCHANGE RATIO. The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock or Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

        (g) FRACTIONAL SHARES. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder) shall, upon surrender of such holder's Certificates(s) (as defined in Section 1.7(c)) receive from Parent an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (i) such fraction, multiplied by (ii) the average closing price of Parent Common Stock for the ten (10) trading days immediately preceding the last full trading day prior to the Effective Time, as reported on the Nasdaq National Market System ("NASDAQ").

     1.7  SURRENDER OF CERTIFICATES.

        (a) EXCHANGE AGENT. Parent shall select a bank or trust company reasonably acceptable to Company to act as the exchange agent (the "EXCHANGE AGENT") in the Merger.

        (b) PARENT TO PROVIDE COMMON STOCK. Within two (2) days after the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this Article I, the shares of Parent Common Stock issuable pursuant to Section 1.6 in exchange for outstanding shares of Company Common Stock, and cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.6(g) and any dividends or distributions to which holders of shares of Company Common Stock may be entitled pursuant to Section 1.7(d).

        (c) EXCHANGE PROCEDURES. As soon as practicable, but in no event later than two (2) weeks, after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates (the "CERTIFICATES"), which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive shares of Parent Common Stock pursuant to Section 1.6, cash in lieu of any fractional shares pursuant to Section 1.6(g) and any dividends or other distributions pursuant to Section 1.7(d), (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall contain such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock, cash in lieu of any fractional shares pursuant to
    Section 1.6(g) and any dividends or other distributions pursuant to Section 1.7(d). Upon surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Parent Common Stock into which their shares of Company Common Stock were converted at the Effective Time, payment in lieu of fractional shares which such holders have the right to receive pursuant to Section 1.6(g) and any dividends or distributions payable pursuant to Section 1.7(d), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, subject to Section 1.7(d) as to the payment of dividends, to evidence only the ownership of the number of full shares of Parent Common Stock into which such shares of Company Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(g) and any dividends or distributions payable pursuant to Section 1.7(d).

        (d) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of Parent Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates. Subject to applicable law, following surrender of any such Certificates, the Exchange Agent shall deliver to the record holders thereof, without interest, certificates representing whole shares of Parent Common Stock issued in exchange therefor along with payment in lieu of fractional shares pursuant to Section 1.6(g) hereof and the amount of any such dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of Parent Common Stock.

        (e) TRANSFERS OF OWNERSHIP. If certificates representing shares of Parent Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

        (f) REQUIRED WITHHOLDING. Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign tax law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

        (g)  NO LIABILITY.  Notwithstanding anything to the contrary in this
    Section 1.7, neither the Exchange Agent, Parent, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     1.8 NO FURTHER OWNERSHIP RIGHTS IN COMPANY COMMON STOCK. All shares of Parent Common Stock issued in accordance with the terms hereof (together with any cash paid in respect thereof pursuant to Section 1.6(g) and 1.7(d)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

     1.9 LOST, STOLEN OR DESTROYED CERTIFICATES. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, certificates representing the shares of Parent Common Stock into which the shares of Company Common Stock represented by such Certificates were converted pursuant to Section 1.6, cash for fractional shares, if any, as may be required pursuant to Section 1.6(g) and any dividends or distributions payable pursuant to Section 1.7(d); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance of such certificates representing shares of Parent Common Stock, cash and other distributions, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

    1.10 TAX CONSEQUENCES. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section
368(a) of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations.

    1.11 TAKING OF NECESSARY ACTION; FURTHER ACTION. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company and Merger Sub, the officers and directors of Company and Merger Sub will take all such lawful and necessary action so long as such action is consistent with this Agreement.

                                   ARTICLE 2
                   REPRESENTATIONS AND WARRANTIES OF COMPANY

    As of the date hereof and as of the Closing Date, Company represents and warrants to Parent and Merger Sub, subject to such exceptions as are specifically disclosed in writing in the disclosure schedule dated as of the date hereof and certified by a duly authorized officer of Company (the "COMPANY DISCLOSURE SCHEDULE"), as follows:

     2.1  ORGANIZATION AND QUALIFICATION; SUBSIDIARIES.

        (a) Each of Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties it purports to own, lease or operate and to carry on its business as it is now being conducted. Each of Company and its subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders ("APPROVALS") necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Each of Company and its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect on the Company.

        (b) Company has no subsidiaries except for the corporations identified in SECTION 2.1(B) of the Company Disclosure Schedule. Neither Company nor any of its subsidiaries has agreed nor is obligated to make nor be bound by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature, as of the date hereof or as may hereafter be in effect (a "CONTRACT") under which it may become obligated to make, any future investment in or capital contribution to any other entity. Neither Company nor any of its subsidiaries directly or indirectly owns any equity or similar interest in or any interest convertible, exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business, association or entity.

     2.2 CERTIFICATE OF INCORPORATION AND BYLAWS. Company has previously furnished to Parent a complete and correct copy of its Restated Certificate of Incorporation and Bylaws as amended to date for both the Company and all of its subsidiaries (together, the "COMPANY CHARTER DOCUMENTS"). Such Company Charter Documents and equivalent organizational documents of each of its subsidiaries are in full force and effect. Company is not in violation of any of the provisions of the Company Charter Documents, and no subsidiary of Company is in violation of its equivalent organizational documents.

     2.3  CAPITALIZATION.

        (a) The authorized capital stock of Company consists of 50,000,000 shares of Company Common Stock and 5,000,000 shares of Preferred Stock ("COMPANY PREFERRED STOCK"), each having a par value of $0.001 per share. At the close of business on the date of this Agreement (i) 12,422,557 shares of Company Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable; (ii) no shares of Company Common Stock were held in treasury by Company or by subsidiaries of Company;
    (iii) 245,370 shares of Company Common Stock were available for future issuance pursuant to Company's ESPP; (iv) 449,731 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding options to purchase Company Common Stock under the 1995 Plan; (v) 1,200,971 shares of Company

    Common Stock were reserved for issuance upon the exercise of outstanding options to purchase Company Common Stock under the 1997 Plan; (vi) 51,394 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding options to purchase Company Common Stock under the Directors Plan; (vii) no shares of Company Common Stock were available for future grant under the 1995 Plan; (viii) 420,175 shares of Company Common Stock were available for future grant under the 1997 Plan; (ix) 46,433 shares of Company Common Stock were available for future grant under the Directors Plan; (x) 100,000 shares of Company Common Stock were reserved for future issuance upon conversion of warrants of Company; and (xi) 118,750 shares of Company Common Stock were reserved for issuance upon the exercise of the Marschel Option. As of the date hereof, no shares of Company Preferred Stock were issued or outstanding. SECTION 2.3(A) of the Company Disclosure Schedule sets forth the following information with respect to each Company Stock Option (as defined in Section 5.8) outstanding as of the date of this
    Agreement: (i) the name and address of the optionee; (ii) the particular plan pursuant to which such Company Stock Option was granted; (iii) the number of shares of Company Common Stock subject to such Company Stock Option; (iv) the exercise price of such Company Stock Option; (v) the date on which such Company Stock Option was granted; (vi) the applicable vesting schedule; and (vii) the date on which such Company Stock Option expires. Company has made available to Parent accurate and complete copies of all stock option plans pursuant to which the Company has granted such Company Stock Options that are currently outstanding and the form of all stock option agreements evidencing such Company Stock Options. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable. There are no commitments or agreements of any character to which the Company is bound obligating Company to accelerate the vesting of any Company Stock Option as a result of the Merger. All outstanding shares of Company Common Stock, all outstanding Company Stock Options, and all outstanding shares of capital stock of each subsidiary of Company have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements (as defined below) and (ii) all requirements set forth in applicable Contracts. For the purposes of this Agreement, "LEGAL REQUIREMENTS" means any federal, state, local, municipal, foreign or other law, statute, resolution, ordinance, code, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity (as defined below) and (ii) all requirements set forth in applicable contracts, agreements, and instruments.

        (b) The outstanding equity interests of Company in each of Company's subsidiaries are duly authorized, validly issued, fully paid and nonassessable, and all such equity interests are owned by Company free and clear of all liens, pledges, hypothecations, charges, mortgages, security interests, encumbrances, claims, infringements, interferences, options, right of first refusals, preemptive rights, agreements, community property interests or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset) (collectively, the "LIENS"), and except for shares of capital stock or other similar ownership interests of subsidiaries of the Company that are owned by certain nominee equity holders as required by the applicable law of the jurisdiction of organization of such subsidiaries (which shares or other interests do not materially affect Company's control of such subsidiaries), as of the date of this Agreement, there are no equity securities, partnership interests or similar ownership interests of any class of equity security of any subsidiary of Company, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. There are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Company or any of its subsidiaries is a party or by which it is bound obligating Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of Company or any of its subsidiaries or obligating Company or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement. As of the date of this Agreement, except as contemplated by this Agreement, or as set forth on the Company Disclosure Schedule, there are no registration rights and there is, except for the Stockholder Agreements, no voting trust, proxy, rights plan, antitakeover plan or other agreement or understanding to which Company or any of its subsidiaries is a party or by which they are bound with respect to any equity security of any class of Company or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries. Stockholders of Company will not be entitled to dissenters' rights under applicable state law in connection with the Merger.

     2.4 AUTHORITY RELATIVE TO THIS AGREEMENT. Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to obtaining the approval of the stockholders of Company of the Merger, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Company and the consummation by Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Company and no other corporate proceedings on the part of Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the approval and adoption of the Merger by holders of a majority of the outstanding shares of Company Common Stock in accordance with Delaware Law and the Company Charter Documents). This Agreement has been duly and validly executed and delivered by Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, as applicable, constitutes the legal and binding obligation of Company, enforceable against Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance and other laws of general application affecting enforcement of the creditors' rights severally and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

     2.5  NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

        (a) The execution and delivery of this Agreement by Company does not, and the performance of this Agreement by Company shall not, (i) conflict with or violate the Company Charter Documents or the equivalent organizational documents of any of Company's subsidiaries, (ii) subject to obtaining the approval of Company's stockholders of the Merger and compliance with the requirements set forth in Section 2.5(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Company or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Company's or any of its subsidiaries' rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Company or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Company or any of its subsidiaries is a party or by which Company or any of its subsidiaries or its or any of their respective properties are bound or affected, except to the extent such conflict, violation, breach, default, impairment or other effect could not in the case of clauses (ii) or (iii) individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company.

        (b) The execution and delivery of this Agreement by Company does not, and the performance of this Agreement by Company shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any court, administrative agency, commission, governmental or regulatory authority, domestic or foreign (a "GOVERNMENTAL ENTITY"), except (A) for applicable requirements, if any, of the Securities Act of 1933, as amended (the "SECURITIES ACT"), the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), state securities laws ("BLUE SKY LAWS"), securities laws of foreign Governmental Entities and the rules and regulations thereunder, the rules and regulations of Nasdaq, and the filing and recordation of the Certificate of Merger as required by Delaware Law and
    (B) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not be material to Company or Parent, have a Material Adverse Effect on the parties hereto, prevent consummation of the Merger or otherwise prevent the parties hereto from performing their obligations under this Agreement.

     2.6 COMPLIANCE; PERMITS. Company and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from governmental authorities which are material to operation of the business of Company and its subsidiaries taken as a whole (collectively, the "Company Permits"). Company and its subsidiaries are in compliance in all material respects with the terms of the Company Permits.

     2.7  SEC FILINGS; FINANCIAL STATEMENTS.

        (a) Company has provided Parent with access to a correct and complete copy of each report, schedule, registration statement and definitive proxy statement (without exhibits) filed by Company with the Securities and Exchange Commission ("SEC") since July 30, 1997 (the "COMPANY SEC REPORTS"), which are all the forms, reports and documents required to be filed by Company with the SEC since July 30, 1997. The Company SEC Reports (A) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (B) did not at the time they were filed (and if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Company's subsidiaries is required to file any reports or other documents with the SEC.

        (b) Each set of consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports was prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, do not contain footnotes as permitted by Form 10-Q of the Exchange Act) and each fairly presents the consolidated financial position of Company and its subsidiaries at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal year-end adjustments which were not or are not expected to be material in amount.

        (c) No agreement, document or other instrument which previously had been filed by Company with the SEC pursuant to the Securities Act or the Exchange Act has been amended or modified, other than any such amendment or modification which has been filed with the SEC.

     2.8 NO UNDISCLOSED LIABILITIES. Neither Company nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) which are, individually or in the aggregate, material to the business, operations or financial condition of Company and its subsidiaries taken as a whole, except (i) liabilities provided for in Company's balance sheet as of December 31, 1999 or (ii) liabilities incurred since December 31, 1999 in the ordinary course of business, none of which is, individually or in the aggregate, material to the business, results of operations, financial condition or prospects of Company and its subsidiaries, taken as a whole.

     2.9 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since December 31, 1999, Company has conducted its business in the ordinary course and there has not been: (i) any Material Adverse Effect on Company, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Company's or any of its subsidiaries' capital stock, or any purchase, redemption or other acquisition by Company of any of Company's capital stock or any other securities of Company or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their preexisting stock option or purchase agreements, (iii) any split, combination or reclassification of any of Company's or any of its subsidiaries' capital stock, (iv) any granting by Company or any of its subsidiaries of any increase in compensation or fringe benefits, except for normal increases of cash compensation to employees in the ordinary course of business consistent with past practice, or any payment by Company or any of its subsidiaries of any bonus, except for bonuses made to employees in the ordinary course of business consistent with past practice, or any granting by Company or any of its subsidiaries of any increase in severance or termination pay or any entry by Company or any of its subsidiaries into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving Company of the nature contemplated hereby, (v) entry by Company or any of its subsidiaries into any, or the amendment of any existing licensing or other agreement with regard to the acquisition or disposition of any Intellectual Property (as defined in Section 2.19) other than licenses in the ordinary course of business consistent with past practice in connection with the sale of Company's commercially available products through the Company's standard distribution channels, (vi) any change by Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, (vii) any revaluation of Company's or any subsidiary's assets, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable or any sale of assets of Company other than in the ordinary course of business, (viii) any sale, pledge, disposition of or encumbrance upon a material amount of property of Company or of any subsidiary, except in the ordinary course of business and consistent with past practice; or (v) any material Tax election inconsistent with past practices or the settlement or compromise of any material Tax liability.

    2.10 LITIGATION; LABOR MATTERS; COMPLIANCE WITH LAWS. The COMPANY DISCLOSURE SCHEDULE sets forth, as of the date of this Agreement, all suits, actions, claims, counterclaims, proceedings or investigations (including, but not limited to proceedings or investigations by the government) pending or, to the knowledge of Company, threatened against or affecting the Company or any of its subsidiaries other than those which could not reasonably be expected to result in liability to Company in excess of $150,000 in the aggregate. None of such suits, actions, counterclaims, proceedings or investigations (and no other suits, actions, counterclaims, proceedings or investigations), individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Company or prevent or materially delay the ability of Company to consummate the transactions contemplated by this Agreement or exploit all of Company's licensed and other intellectual property rights; in addition, there is not any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Company or any of its subsidiaries having, or which, insofar as reasonably could be foreseen by the Company, in the future could have, any such effect.

        (a) Except as set forth in the Company Disclosure Schedule, neither Company nor any of its subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it or any of its subsidiaries the subject of any proceeding asserting that it or any subsidiary has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages or conditions of employment nor is there any strike, work stoppage, lockout or other labor dispute involving it or any of its subsidiaries pending or, to its knowledge, threatened, any of which could reasonably be expected to have a Material Adverse Effect on Company.

        (b) The conduct of the business of each of Company and its subsidiaries and, to the knowledge of Company, its contractors complies with all statutes, laws, regulations, ordinances, rules, judgments, orders, decrees or arbitration awards applicable thereto, including the Foreign Corrupt Practices Act, except for violations or failures so to comply, if any, that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect with respect to Company.

    2.11 ABSENCE OF CHANGES IN EMPLOYEE BENEFIT PLANS. Except as set forth on the COMPANY DISCLOSURE SCHEDULE, since December 31, 1999, there has not been any adoption or amendment by the Company or any of its subsidiaries of any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether formal or informal, oral or written) under which Company or any of its subsidiaries currently has an obligation to provide benefits to any current or former employee, officer or director of Company or any of its subsidiaries (collectively, "Employee Benefit Plans"). Except as set forth on the COMPANY DISCLOSURE SCHEDULE, there exist no written employment, consulting, severance, change in control, termination or indemnification agreements, or any oral agreements regarding compensation, benefits or other perquisites with respect to any employee earning in excess of $100,000 in total compensation in 1999, between Company or any of its subsidiaries and any current or former employee, officer or director of Company or any of its subsidiaries ("Employment Arrangements").

    2.12 ERISA PLANS. The Company Disclosure Schedule contains a list of all "employee pension benefit plans" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (sometimes referred to herein as "Pension Plans"), "employee welfare benefit plans" (as defined in Section 3(1) of ERISA, hereinafter a "Welfare Plan"), stock option, stock purchase, incentive, deferred compensation plans or arrangements, supplemental retirement, severance, material employee fringe benefit plans or any other arrangements, written or otherwise, with respect to which Company or its subsidiaries or any other person or entity that, together with Company, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, including Company, a "Commonly Controlled Entity") have any liability on account of any present or former officers, employees, directors or independent contractors of Company (all the foregoing, in addition to Employee Benefit Plans defined in Section 2.11, collectively being herein called "Benefit Plans"). Company has provided Parent with access to true, complete and correct copies of
(1) each Benefit Plan (or, in the case of any unwritten Benefit Plans, descriptions thereof), (2) the two most recent annual reports on Form 5500 and attached schedules filed with the Internal Revenue Service with respect to each Benefit Plan (if any such report was required by applicable law), (3) the most recent summary plan description for each Benefit Plan for which such a summary plan description is required by applicable law, (4) each trust agreement and material insurance or annuity contract relating to any Benefit Plan, (5) the most recent determination letter, if applicable, for any Benefit Plan and (6) each written Employment Arrangement.

        (a) Except as set forth in the Company Disclosure Schedule, each Benefit Plan has been established and administered in all material respects in accordance with its terms. All the Benefit Plans are in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations. Except as set forth in the Company Disclosure Schedule, all reports, returns and similar documents with respect to the Benefit Plans required to be filed with any governmental agency or distributed to any Benefit Plan participant have been duly and timely filed or distributed. Except as set forth in the Company Disclosure Schedule,

    Company has not received notice of any investigations by any governmental agency, termination proceedings or other claims (except claims for benefits payable in the normal operation of the Benefit Plans), suits or proceedings against or involving any Benefit Plan or asserting any rights or claims to benefits under any Benefit Plan that could give rise to any material liability, and, to the best of Company's knowledge, there are not any facts that could give rise to any material liability in the event of any such investigation, claim, suit or proceeding.

        (b) Except as set forth in the Company Disclosure Schedule, all contributions to, and payments from, the Benefit Plans that may have been required to be made in accordance with the terms of the Benefit Plans, any applicable collective bargaining agreement and, when applicable, Section 302 of ERISA or Section 412 of the Code, have been timely made.

        (c) Except as set forth in the Company Disclosure Schedule, each Company Benefit Plan intended to qualify under Section 401(a) of the Code has been the subject of a determination letter from the Internal Revenue Service to the effect that such benefit Plan is qualified and exempt from Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code or application therefor has been timely made; no such determination letter has been revoked, and, to the knowledge of Company, revocation has not been threatened nor is it expected.

    2.13 REGISTRATION STATEMENT/JOINT PROXY STATEMENT/PROSPECTUS. None of the information to be supplied by Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of the Parent Common Stock in or as a result of the Merger (the "S-4") will, at the time the S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the joint proxy statement/prospectus to be filed with the SEC pursuant to Section 5.1 hereof and sent to the stockholders of Company (the "JOINT PROXY STATEMENT/PROSPECTUS") will, at the dates mailed to the stockholders of Company, at the times of the stockholders meeting of Company (the "COMPANY STOCKHOLDERS' MEETING") in connection with the transactions contemplated hereby, at the dates mailed to the stockholders of Parent, at the times of the stockholders' meeting of Parent (the "PARENT STOCKHOLDERS' MEETING") in connection with the Share Issuance and as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub which is contained in any of the foregoing documents.

    2.14 RESTRICTIONS ON BUSINESS ACTIVITIES. Except as set forth on the Company Disclosure Schedule, there is no agreement, commitment, judgment, injunction, order or decree binding upon Company or its subsidiaries or to which Company or any of its subsidiaries is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Company or any of its subsidiaries, any acquisition of property by Company or any of its subsidiaries or the conduct of business by Company or any of its subsidiaries as currently conducted.

    2.15 TITLE TO REAL AND PERSONAL PROPERTY. Neither Company nor any of its subsidiaries owns any material real property. Other than with respect to Intellectual Property, which is separately covered by Section 2.19 hereof, Company and each of its subsidiaries have good and defensible title to all of their material properties and assets, free and clear of all liens, charges and encumbrances except liens for taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby. All leases pursuant to which Company or any of its subsidiaries lease from others material real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default (or any event which with notice or lapse of time, or both, would constitute a material default and in respect of which Company or subsidiary has not taken adequate steps to prevent such default from occurring). All the plants, structures and equipment of Company and its subsidiaries, except such as may be under construction, are in good operating condition and repair, in all material respects.

    2.16 TAX RETURNS AND TAX PAYMENTS. Company and each of its subsidiaries, and any consolidated, combined, unitary or aggregate group for Tax purposes of which Company or any of its subsidiaries is or has been a member (a "Consolidated Group") has timely filed all Tax Returns required to be filed by it and has paid all Taxes shown thereon to be due. Company and its subsidiaries have made adequate provision (to the extent required by, and in accordance with generally accepted accounting principles ("GAAP") for all unpaid Taxes payable for any periods that end before the Effective Time of the Merger and for any periods that begin before the Effective Time of the Merger and end after the Effective Time of the Merger to the extent such Taxes are attributable to the portion of any such period ending at the Effective Time of the Merger, and the charges, accruals and reserves for Taxes reflected in the financial statements of the Company and its subsidiaries are adequate under GAAP to cover the Tax liability accruing or payable by Company and its subsidiaries in respect of periods prior to the date hereof. Except as set forth on the COMPANY DISCLOSURE
SCHEDULE: (i) no material claim for unpaid Taxes has become a lien against the property of Company or any of its subsidiaries or is being asserted against Company or any of its subsidiaries, (ii) no audit or other proceeding with respect to any Taxes due from the Company or any of its subsidiaries or any Tax Return of Company or any of its subsidiaries is pending, threatened, to the best of Company's knowledge, or being conducted by a Tax authority, and (iii) no deficiencies for any Taxes have been proposed, asserted or assessed against Company or any of its subsidiaries for which adequate reserves are not maintained; (iv) no extension of the statute of limitations on the assessment of any Taxes has been granted by Company or any of its subsidiaries and is currently in effect, (v) neither Company nor any of its subsidiaries (A) has been a member of a Consolidated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was Company) or (B) has any liability for the Taxes of any person (other than Company and its subsidiaries), including liability arising from the application of Treasury Regulation section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise,
(vi) no consent under Section 341(f) of the Code has been filed with respect to Company or any of its subsidiaries, (vii) all Taxes required to be withheld, collected deposited by or with respect to Company and each of its subsidiaries have been timely withheld, collected or deposited, as the case may be, and, to the extent required, have been paid to the relevant taxing authority, and (vii) neither Company nor any of its subsidiaries has entered into compensatory arrangements or agreements which would result in a nondeductible expense pursuant to Sections 162(m) or 280G of the Code. As used herein, "Taxes" shall mean all taxes of any kind, including those on or measured by or referred to as income, gross receipts, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any governmental authority, domestic or foreign. As used herein, "Tax Return" shall mean any return, report or statement required to be filed with any governmental authority with respect to Taxes.

    2.17 ENVIRONMENTAL MATTERS. Company and each of its subsidiaries (i) has obtained all applicable permits, licenses, approvals, consents and other authorizations that are required under Environmental Laws ("Environmental Permits") the absence of which would have a Material Adverse Effect on Company;
(ii) are in compliance in all material respects with all material terms and conditions of such required permits, licenses and authorizations, and also is in compliance in all material respects with all other material limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder and each of such Environmental Permits is in full force and effect and each of Company and its subsidiaries is in compliance with the terms and conditions of all such Environmental Permits and with all applicable Environmental Law, except for such failures to be in compliance which, individually or in the aggregate, are not reasonably expected to have a Material Adverse Effect on Company;
(iii) have delivered or otherwise made available for inspection to the Parent true, complete and correct copies and results of any material reports, studies, analyses, tests or monitoring possessed or initiated by Company or any of its subsidiaries pertaining to Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by Company or any of its subsidiaries, or regarding Company's or any of its subsidiaries' compliance with applicable Environmental Laws; (iv) as of the date hereof, have no knowledge of and have not received notice of any environmental event, condition, circumstance, activity, practice, incident, action or plan that is reasonably likely to interfere with or prevent continued environmental compliance or that would give rise to any common law or statutory environmental liability or otherwise form the basis of any Environmental Claim with respect to Company or any person or entity whose liability for any Environmental Claim Company has retained or assumed either contractually or by operation of law;
(v) have not disposed of, released, discharged or emitted any Hazardous Materials into the soil or groundwater at any properties owned or leased at any time by Company, or at any other property, or exposed any employee or other individual to any Hazardous Materials or condition in such a manner as would result in any liability or result in any corrective or remedial action obligation; and (vi) have taken all actions necessary under Environmental Laws to register any products or materials required to be registered by Company (or any of its agents) thereunder. No Hazardous Materials are present in, on or under any properties owned, leased or used at any time (including both land and improvements thereon) by Company, and no reasonable likelihood exists that any Hazardous Materials will come to be present in or under any properties owned, leased or used at any time (including both land and improvements thereon) by Company, so as to give rise to any liability or corrective or remedial obligation under any Environmental Laws. For the purposes of this Agreement, "ENVIRONMENTAL CLAIM" means any notice, claim, act, cause of action or investigation by any person alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from (i) the presence, or release into the environment, of any Hazardous Materials or (ii) any violation, or alleged violation, of any Environmental Laws. "ENVIRONMENTAL LAWS" means all Federal, state, local and foreign laws and regulations relating to pollution of the environment (including ambient air, surface water, ground water, land surface or subsurface strata) or the protection of human health and worker safety, including, without limitation, laws and regulations relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials. "HAZARDOUS MATERIALS" means chemicals, pollutants, contaminants, wastes, toxic substances, radioactive or biological materials, asbestos-containing materials, hazardous substances, petroleum and petroleum products or any fraction thereof, excluding, however, Hazardous Materials contained in products typically used for office and janitorial purposes properly and safely maintained in accordance with Environmental Laws.

    2.18 INVESTMENT BANKERS. Except for fees payable to Prudential Volpe Technology Group, pursuant to an engagement letter dated February 17, 2000, a copy of which has been provided to Parent, Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

    2.19 INTELLECTUAL PROPERTY. For the purposes of this Agreement, the following terms have the following definitions:

        "INTELLECTUAL PROPERTY" shall mean any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof ("PATENTS"); (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) all copyrights, copyright registrations and applications therefor and all other rights corresponding thereto throughout the world; (iv) all semiconductor and semiconductor circuit designs; (v) all rights to all mask works and reticles, mask work registrations and applications therefor; (vi) all industrial designs and any registrations and applications therefor throughout the world; (vii) all trade names, logos, common law trademarks and service marks; trademark and service mark registrations and applications therefor and all goodwill associated therewith throughout the world;
    (viii) all databases and data collections and all rights therein throughout the world; (ix) all computer software including all source code, object code, firmware, development tools, files, records and data, all media on which any of the foregoing is recorded, all Web addresses, sites and domain names; (x) any similar, corresponding or equivalent rights to any of the foregoing; and (xi) all documentation related to any of the foregoing.

        "COMPANY INTELLECTUAL PROPERTY" shall mean any Intellectual Property that is by or exclusively licensed to Company or any of its subsidiaries.

        "OTHER INTELLECTUAL PROPERTY" shall mean any Intellectual Property that is used in the conduct of the business of the Company that is not Company Intellectual Property.

        "REGISTERED INTELLECTUAL PROPERTY" shall mean all United States, international and foreign: (i) patents, patent applications (including provisional applications); (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration; (iv) any mask work registrations and applications to register mask works; and (v) any other Company Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public legal authority.

        "COMPANY REGISTERED INTELLECTUAL PROPERTY" means all of the Registered Intellectual Property owned by, or filed in the name of, Company or any of its subsidiaries.

        (a) The COMPANY DISCLOSURE SCHEDULE sets forth a complete and accurate list of all Company Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Company Registered Intellectual Property has been issued or registered and lists any proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office (the "PTO") or equivalent authority anywhere in the world) related to any of the Company Registered Intellectual Property.

        (b) No Company Intellectual Property or, to the knowledge of Company any Other Intellectual Property, is subject to any proceeding or outstanding decree, order, judgment, contract, license, or agreement restricting in any manner the use, transfer, or licensing thereof by Company or any of its subsidiaries, or which may affect the validity, use or enforceability of such Company Intellectual Property, Other Intellectual Property or Company product.

        (c) Each material item of Company Registered Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property.

        (d) Company owns and has good and exclusive title to each material item of Company Intellectual Property free and clear of any lien or encumbrance (excluding non-exclusive licenses and related restrictions granted in the ordinary course). Without limiting the foregoing: (i) Company is the exclusive owner of all trademarks and trade names (other than trademarks and trade names licensed to Company) used in connection with the operation or conduct of the business of Company and its subsidiaries, including the sale, distribution or provision of any Company products by Company or its subsidiaries; (ii) Company owns exclusively, and has good title to, all copyrighted works that are Company products or which Company or any of its subsidiaries otherwise purports to own; and (iii) to the extent that any Patents would be infringed by any Company products, Company owns or is a licensee under such Patents.

        (e) The COMPANY DISCLOSURE SCHEDULE sets forth all material contracts, licenses and agreements to which Company or any of its subsidiaries is a party: (i) with respect to Company Intellectual Property licensed or transferred to any third party (other than end-user licenses in the ordinary course); or (ii) pursuant to which a third party has licensed or transferred any material Intellectual Property to Company.

        (f) All contracts, licenses and agreements relating to either (i) Company Intellectual Property or (ii) Intellectual Property of a third party licensed to Company or any of its subsidiaries, are in full force and effect. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination or suspension of such contracts, licenses and agreements. Each of Company and its subsidiaries is in material compliance with, and has not materially breached any term of any such contracts, licenses and agreements and, to the knowledge of Company, all other parties to such contracts, licenses and agreements are in compliance with, and have not materially breached any term of, such contracts, licenses and agreements.

        (g) To the knowledge of Company, there is not, and there has not been, any unauthorized use, infringement or misappropriation by Company or any of its subsidiaries of any patents, trademarks, trade names, service marks, copyrights, and any applications therefor, technology, know-how and tangible or intangible proprietary information, inventions, trade secrets or processes of any third party.

        (h) To the knowledge of Company, there is not, and there has not been, any unauthorized use, infringement or misappropriation of any Company Intellectual Property by any third party, including any employee or former employee of Company or any subsidiary.

    2.20 AGREEMENTS, CONTRACTS AND COMMITMENTS. Except as set forth on the Company Disclosure Schedule, neither Company nor any of its subsidiaries is a party to or is bound by:

        (a) any employment or consulting agreement, contract or commitment with any officer or director, other than those that are terminable by Company or any of its subsidiaries on no more than thirty (30) days' notice without liability or financial obligation to the Company;

        (b) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, or any of the benefits of which will be increased by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

        (c) any agreement of indemnification or any guaranty other than any agreement of indemnification entered into in connection with the sale or license of Company products in the ordinary course of business;

        (d) any agreement, contract or commitment containing any covenant limiting in any respect the right of Company or any of its subsidiaries to engage in any line of business or to compete with any person or granting any exclusive distribution rights;

        (e) any agreement, contract or commitment currently in force relating to the disposition or acquisition by Company or any of its subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which Company or any of its subsidiaries has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than Company's subsidiaries;

        (f) any dealer, distributor, joint marketing or development agreement currently in force under which Company or any of its subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of ninety
    (90) days or less, or any material agreement pursuant to which Company or any of its subsidiaries have continuing material obligations to jointly develop any intellectual property that will not be owned, in whole or in part, by Company or any of its subsidiaries and which may not be canceled without penalty upon notice of ninety (90) days or less;

        (g) any agreement, contract or commitment currently in force to provide source code to any third party for any product or technology that is material to Company and its subsidiaries taken as a whole;

        (h) any agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any Company product, service or technology or any agreement, contract or commitment currently in force to sell or distribute any Company products, service or technology except agreements with distributors or sales representative in the normal course of business cancelable without penalty upon notice of ninety (90) days or less and substantially in the form previously provided to Parent;

        (i) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;

        (j) any settlement agreement entered into within five (5) years prior to the date of this Agreement; or

        (k) any other agreement, contract or commitment that calls for the payment or receipt by Company of $250,000 or more.

Neither Company nor any of its subsidiaries, nor to Company's knowledge any other party to a Company Contract (as defined below), is in breach, violation or default under, and neither Company nor any of its subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Company or any of its subsidiaries is a party or by which it is bound that are required to be disclosed in the COMPANY DISCLOSURE SCHEDULE (any such agreement, contract or commitment, a "COMPANY CONTRACT") in such a manner as would permit any other party to cancel or terminate any such Company Contract, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate).

    2.21 INSURANCE. Company maintains insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of Company and its subsidiaries (collectively, the "INSURANCE POLICIES") which are of the type and in amounts customarily carried by persons conducting businesses similar to those of Company and its subsidiaries. There is no material claim by Company or any of its subsidiaries pending under any of the material Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.

    2.22 OPINION OF FINANCIAL ADVISOR. Company has been advised in writing by its financial advisor, Prudential Volpe Technology Group, that in its opinion, as of the date of this Agreement, the Exchange Ratio is fair to the stockholders of Company from a financial point of view.

    2.23 BOARD APPROVAL. The Board of Directors of Company has, as of the date of this Agreement, (i) approved and declared advisable this Agreement and has approved the Merger and the other transactions contemplated hereby, (ii) determined that the Merger is fair to, and in the best interests of, Company and its stockholders and (iii) determined to recommend that the stockholders of Company adopt and approve this Agreement and approve the Merger.

    2.24 VOTE REQUIRED. The affirmative vote of a majority of the votes that holders of the outstanding shares of Company Common Stock entitled to vote with respect to the Merger is the only vote of the holders of any class or series of Company's capital stock necessary to approve this Agreement and the transactions contemplated hereby.

    2.25 STATE TAKEOVER STATUTES. The Board of Directors of Company has taken all actions so that the restrictions contained in Section 203 of the Delaware Law applicable to a "business combination" (as defined in such Section 203) will not apply to the execution, delivery or performance of this Agreement or to the consummation of the Merger or the other transactions contemplated by this Agreement. To the best knowledge of Company, no other state takeover statute is applicable to the Merger or the other transactions contemplated hereby.

                                   ARTICLE 3
            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

    As of the date hereof and as of the Closing Date, Parent and Merger Sub jointly and severally represent and warrant to Company, subject to such exceptions as are specifically disclosed in writing in the disclosure schedule and referencing a specific representation supplied by Parent to Company dated as of the date hereof and certified by a duly authorized officer of Parent (the "PARENT DISCLOSURE SCHEDULE"), as follows:

     3.1  ORGANIZATION AND QUALIFICATION; SUBSIDIARIES.

        (a) Parent is a company duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub and each other subsidiary of Parent is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of Parent and its subsidiaries is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Each of Parent and its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect on Parent.

        (b) Parent has no subsidiaries except for the corporations identified in
    Section 3.1(b) of the Parent Disclosure Schedule. Neither Parent nor any of its subsidiaries has agreed or is obligated to make or be bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other entity. Neither Parent nor any of its subsidiaries directly or indirectly owns any equity or similar interest in or any interest convertible, exchangeable or exercisable for, any equity or similar interest in, any corporation partnership, joint venture or other business, association or entity.

     3.2 CERTIFICATE OF INCORPORATION AND BYLAWS. Parent has previously furnished to Company complete and correct copies of its Restated Articles of Incorporation and By-Laws as amended to date (together, the "PARENT CHARTER DOCUMENTS"). Such Parent Charter Documents and equivalent organizational documents of each of its subsidiaries are in full force and effect. Parent is not in violation of any of the provisions of the Parent Charter Documents, and no subsidiary of Parent is in violation of any of its equivalent organizational documents.

     3.3  CAPITALIZATION.

        (a) The authorized capital stock of Parent consists of (i) 50,000,000 shares of Parent Common Stock, $.01 per share, and (ii) 10,000,000 shares of Preferred Stock, no par value ("PARENT PREFERRED STOCK"). At the close of business on the date of this Agreement, (i) 10,465,916 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Common Stock were held in treasury by Parent or by subsidiaries of Parent,
    (iii) 417,364 shares of Parent Common Stock were reserved for future issuance pursuant to Parent's employee stock option plans, (iv) 1,090,729 shares of Parent Common Stock were reserved for issuance upon the exercise of outstanding options granted pursuant to Parent's corporate stock option plans ("PARENT OPTIONS") and, (v) no shares of Parent Preferred Stock were issued or outstanding. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, all of which, as of the date hereof, are issued and outstanding. All of the outstanding shares of Parent's and Merger Sub's respective capital stock have been duly authorized and validly issued and are fully paid and nonassessable. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall, and the shares of Parent Common Stock to be issued pursuant to the Merger will be, duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock (other than directors' qualifying shares) of each of Parent's subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares (other than directors' qualifying shares) are owned by Parent or another subsidiary free and clear of all security interests, liens, claims, pledges, agreements, limitations in Parent's voting rights, charges or other encumbrances of any nature whatsoever.

        (b) Except for securities Parent owns free and clear of all liens, pledges, hypothecations, charges, mortgages, security interests, encumbrances, claims, infringements, interferences, options, right of first refusals, preemptive rights, community property interests or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset) directly or indirectly through one or more subsidiaries, and except for shares of capital stock or other similar ownership interests of subsidiaries of Parent that are owned by certain nominee equity holders as required by the applicable law of the jurisdiction of organization of such subsidiaries (which shares or other interests do not materially affect Parent's control of such subsidiaries), as of the date of this Agreement, there are no equity securities, partnership interests or similar ownership interests of any class of equity security of any subsidiary of Parent, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in Section 3.3(a), there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Parent or any of its subsidiaries is a party or by which it is bound obligating Parent or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of Parent or any of its subsidiaries or obligating Parent or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement. Stockholders of Parent will not be entitled to dissenters' rights under applicable state law in connection with the Merger.

     3.4 AUTHORITY RELATIVE TO THIS AGREEMENT. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement, or to consummate the transactions contemplated thereby, subject only to the approval of the Share Issuance by Parent's stockholders and the filing of the Certificate of Merger pursuant to Delaware law. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by Company, constitute legal and binding obligations of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with their respective terms, except as limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance and other laws of general application affecting enforcement of the creditors' rights severally and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

     3.5  NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

        (a) The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent and Merger Sub shall not, (i) conflict with or violate the Restated Articles of Incorporation, Bylaws or equivalent organizational documents of Parent or any of its subsidiaries, (ii) subject to compliance with the requirements set forth in Section 3.5(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which it or their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent's or any such subsidiary's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Parent or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective properties are bound or affected, except to the extent such conflict, violation, breach, default, impairment or other effect could not in the case of clauses (ii) or (iii) individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

        (b) The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent and Merger Sub shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws and of foreign governmental entities and the rules and regulations thereunder, the rules and regulations of Nasdaq, and the filing and recordation of the Certificate of Merger as required by Delaware Law and
    (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, (x) would not prevent consummation of the Merger or otherwise prevent Parent or Merger Sub from performing their respective obligations under this Agreement or (y) could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

     3.6 COMPLIANCE; PERMITS. Company and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from governmental authorities which are material to operation of the business of Company and its subsidiaries taken as a whole (collectively, the "Company Permits"). Company and its subsidiaries are in compliance in all material respects with the terms of the Company Permits.

    3.7  SEC FILINGS; FINANCIAL STATEMENTS.

        (a) Parent has provided Company with access to a correct and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Parent with the SEC on or after August 30, 1999 (the "PARENT SEC REPORTS"), which are all the forms, reports and documents required to be filed by Parent with the SEC since such date. The Parent SEC Reports (A) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (B) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Parent's subsidiaries is required to file any reports or other documents with the SEC.

        (b) Each set of consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, do not contain footnotes as permitted by Form 10-Q of the Exchange Act) and each fairly presents the consolidated financial position of Parent and its subsidiaries at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal year-end adjustments which were not or are not expected to be material in amount.

        (c) Parent has previously furnished to Company a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act.

    3.8 NO UNDISCLOSED LIABILITIES. Except as set forth on the Parent Disclosure Schedule, neither Parent nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) which are, individually or in the aggregate, material to the business, results of operation or financial condition of Parent and its subsidiaries taken as a whole, except (i) liabilities provided for in Parent's balance sheet as of March 31, 1999 or (ii) liabilities incurred since March 31, 1999 in the ordinary course of business, none of which is, individually, or in the aggregate, material to the business, results of operations, financial condition or prospects of Parent and its subsidiaries, taken as a whole.

    3.9 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since March 31, 1999, there has not been: (i) any Material Adverse Effect on Parent, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Parent's or any of its subsidiaries' capital stock, or any purchase, redemption or other acquisition by Parent of any of Parent's capital stock or any other securities of Parent or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of any of Parent's or any of its subsidiaries' capital stock, (iv) any material change by Parent in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or (v) any revaluation by Parent of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable or any sale of assets of the Parent other than in the ordinary course of business.

    3.10 LITIGATION; LABOR MATTERS; COMPLIANCE WITH LAWS. The Parent Disclosure Schedule sets forth, as of the date of this Agreement, all suits, actions, counterclaims, proceedings or governmental or internal investigations pending or, to the knowledge of the Parent, threatened in writing against or affecting the Parent or any of its subsidiaries other than those which could not reasonably be expected to result in liability to the Parent in excess of $150,000 in the aggregate. None of such suits, actions, counterclaims, proceedings or investigations (and no other suits, actions, counterclaims, proceedings or investigations), individually or in the aggregate, could reasonably be expected to have a material adverse effect with respect to the Parent or prevent or materially delay the ability of the Parent to consummate the transactions contemplated by this Agreement or exploit all of the Parent's licensed and other intellectual property rights; in addition, there is not any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Parent or any of its subsidiaries having, or which, insofar as reasonably could be foreseen by the Parent, in the future could have, any such effect.

        (a) Except as set forth in the Parent Disclosure Schedule, neither the Parent nor any of its subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it or any of its subsidiaries the subject of any proceeding asserting that it or any subsidiary has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages or conditions of employment nor is there any strike, work stoppage or other labor dispute involving it or any of its subsidiaries pending or, to its knowledge, threatened, any of which could reasonably be expected to have a material adverse effect with respect to the Parent.

        (b) The conduct of the business of each of the Parent and each of its subsidiaries and, to the knowledge of the Parent, its contractors complies with all statutes, laws, regulations, ordinances, rules, judgments, orders, decrees or arbitration awards applicable thereto, including the Foreign Corrupt Practices Act, except for violations or failures so to comply, if any, that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect with respect to the Parent.

    3.11 ABSENCE OF CHANGES IN EMPLOYEE BENEFIT PLANS. Except as set forth on the Parent Disclosure Schedule or as disclosed in the Final Registration Statement for Parent dated November 11, 1999 (the "Parent Registration Statement), since March 31, 1999, there has not been any adoption or amendment by the Parent or any of its subsidiaries of any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether formal or informal, oral or written) under which the Parent or any of its subsidiaries currently has an obligation to provide benefits to any current or former employee, officer or director of the Parent or any of its subsidiaries (collectively, "Parent Employee Benefit Plans"). Except as set forth on the Parent Disclosure Schedule or as disclosed in the Parent Registration Statement, there exist no written employment, consulting, severance, change in control, termination or indemnification agreements or any oral agreement regarding compensation, benefits and other perquisites with respect to any employee earning in excess of $100,000 in total compensation in 1999, between the Parent or any of its subsidiaries and any current or former employee, officer or director of the Parent or any of its subsidiaries ("Parent Employment Arrangements").

    3.12 REGISTRATION STATEMENT; JOINT PROXY STATEMENT/PROSPECTUS. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (i) the S-4 will, at the time the S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the Joint Proxy Statement/Prospectus will, at the dates mailed to the stockholders of Company and of Parent, at the time of the Company Stockholders' Meeting, the time of the Parent Stockholders' Meeting and as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The S-4 will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by the Company which is contained in any of the foregoing documents.

    3.13 RESTRICTIONS ON BUSINESS ACTIVITIES. Except as set forth on the Parent Disclosure Schedule, there is no agreement, commitment, judgment, injunction, order or decree binding upon Parent or its subsidiaries or to which the Parent or any of its subsidiaries is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any of its subsidiaries, any acquisition of property by Parent or any of its subsidiaries or the conduct of business by Parent or any of its subsidiaries as currently conducted.

    3.14 TITLE TO REAL AND PERSONAL PROPERTY. Other than with respect to Intellectual Property, which is separately covered by Section 3.19 hereof, Parent and each of its subsidiaries have good and defensible title to all of their material properties and assets, free and clear of all liens, charges and encumbrances except liens for taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby. All leases pursuant to which Parent or any of its subsidiaries lease from others material real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default (or any event which with notice or lapse of time, or both, would constitute a material default and in respect of which Parent or subsidiary has not taken adequate steps to prevent such default from occurring). All the plants, structures and equipment of Parent and its subsidiaries, except such as may be under construction, are in good operating condition and repair, in all material respects.

    3.15 TAX RETURNS AND TAX PAYMENTS. The Parent and each of its subsidiaries, and any consolidated, combined, unitary or aggregate group for Tax purposes of which the Parent or any of its subsidiaries is or has been a member (a "Consolidated Group") has timely filed all Tax Returns required to be filed by it and has paid all Taxes shown thereon to be due. The Parent and its subsidiaries have made adequate provision (to the extent required by, and in accordance with generally accepted accounting principles ("GAAP") for all Taxes payable for any periods that end before the Effective Time of the Merger for which no Tax Returns have yet been filed.

    3.16 ENVIRONMENTAL MATTERS. To Parent's knowledge, Parent (i) has obtained all applicable permits, licenses and other authorizations that are required under Environmental Laws the absence of which would have a Material Adverse Effect on Parent; (ii) is in compliance in all material respects with all material terms and conditions of such required permits, licenses and authorizations, and also is in compliance in all material respects with all other material limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder; (iii) as of the date hereof, has no knowledge of and has not received notice of any event, condition, circumstance, activity, practice, incident, action or plan that is reasonably likely to interfere with or prevent continued compliance or that would give rise to any common law or statutory liability, or otherwise form the basis of any Environmental Claim with respect to Parent or any person or entity whose liability for any Environmental Claim Parent has retained or assumed either contractually or by operation of law; (iv) has not disposed of, released, discharged or emitted any Hazardous Materials into the soil or groundwater at any properties owned or leased at any time by Parent, or at any other property, or exposed any employee or other individual to any Hazardous Materials or condition in such a manner as would result in any liability or result in any corrective or remedial action obligation; and (v) has taken all actions necessary under Environmental Laws to register any products or materials required to be registered by Parent (or any of its agents) thereunder. No Hazardous Materials are present in, on or under any properties owned, leased or used at any time (including both land and improvements thereon) by Parent, and no reasonable likelihood exists that any Hazardous Materials will come to be present in, in or under any properties owned, leased or used at any time (including both land and improvements thereon) by Parent, so as to give rise to any liability or corrective or remedial obligation under any Environmental Laws.

    3.17 INVESTMENT BANKERS. Except for fees payable to Robertson Stephens & Co., LLC, Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders" fees or agents" commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

    3.18 INTELLECTUAL PROPERTY. For the purposes of this Agreement, the following terms have the following definitions:

        "PARENT INTELLECTUAL PROPERTY" shall mean any Intellectual Property that is owned by or exclusively licensed to Parent or any of its subsidiaries. Without in any way limiting the generality of the foregoing, Parent Intellectual Property includes all Intellectual Property owned or licensed by Parent related to Parent's products.

        "PARENT REGISTERED INTELLECTUAL PROPERTY" means all of the Registered Intellectual Property owned by, or filed in the name of, Parent or any of its subsidiaries.

        (a) No Parent Intellectual Property or Parent Product is subject to any proceeding or outstanding decree, order, judgment, contract, license, agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by Parent or any of its subsidiaries, or which may affect the validity, use or enforceability of such Parent Intellectual Property or Parent Product.

        (b) Each material item of Parent Registered Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Parent Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Parent Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Parent Registered Intellectual Property.

        (c) Parent owns and has good and exclusive title to each material item of Parent Intellectual Property free and clear of any lien or encumbrance (excluding non-exclusive licenses and related restrictions granted in the ordinary course). Without limiting the foregoing: (i) Parent is the exclusive owner of all trademarks and trade names (other than trademarks and trade names licensed to Parent) used in connection with the operation or conduct of the business of Parent and its subsidiaries, including the sale, distribution or provision of any Parent Products by Parent or its subsidiaries; (ii) Parent owns exclusively, and has good title to, all copyrighted works that are Parent Products or which Parent or any of its subsidiaries otherwise purports to own; and (iii) to the extent that any Patents would be infringed by any Parent Products, Parent is the exclusive owner of such Patents.

        (d) To the knowledge of Parent, there is not, and there has not been, any unauthorized use, infringement or misappropriation by Parent or any of its subsidiaries of any patents, trademarks, trade names, service marks, copyrights, and any applications therefor, technology, know-how and tangible or intangible proprietary information, inventions, trade secrets or processes of any third party.

    3.19 AGREEMENTS, CONTRACTS AND COMMITMENTS. Neither Parent nor any of its subsidiaries is a party to or is bound by:

        (a) any agreement of indemnification or any guaranty other than any agreement of indemnification entered into in connection with the sale or license of Parent products in the ordinary course of business;

        (b) any agreement, contract or commitment containing any covenant limiting in any respect the right of Parent or any of its subsidiaries to engage in any line of business or to compete with any person or granting any exclusive distribution rights; and

        (c) any agreement, contract or commitment currently in force relating to the disposition or acquisition by Parent or any of its subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which Parent or any of its subsidiaries has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than Parent's subsidiaries;

Neither Parent nor any of its subsidiaries, is in breach, violation or default under, and neither Parent nor any of its subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any agreements, contracts or commitments to which Parent or any of its subsidiaries is a party or by which it is bound that would, or could reasonably be expected, individually or in the aggregate, to constitute a Material Adverse Effect on Parent.

    3.20 INSURANCE. Parent maintains insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of Parent and its subsidiaries (collectively, the "INSURANCE POLICIES") which are of the type and in amounts customarily carried by persons conducting businesses similar to those of Parent and its subsidiaries.

    3.21 OPINION OF FINANCIAL ADVISOR. Parent's Board of Directors has received an opinion from Robertson Stephens & Co., LLC, dated as of the date hereof, to the effect that as of the date hereof, the Exchange Ratio is fair to Parent from a financial point of view.

    3.22 BOARD APPROVAL. The Board of Directors of Parent has, as of the date of this Agreement, (i) approved and declared advisable this Agreement and has approved the Merger and the other transactions contemplated hereby, (ii) determined that the Share Issuance is fair to, and in the best interests of, parent and its stockholders, and (iii) the Merger and the other transactions contemplated hereby, (iii) determined to recommend that the stockholders of Parent approve the Share Issuance.

    3.23 VOTE REQUIRED. The affirmative vote of a majority of the shares of Parent Common Stock that cast votes regarding the Share Issuance in person or by proxy at the Parent Stockholders' Meeting is the only vote of the holders of any class or series of Parent's capital stock necessary to approve this Agreement and the transactions contemplated hereby.

                                   ARTICLE 4
                      CONDUCT PRIOR TO THE EFFECTIVE TIME

    4.1 CONDUCT OF BUSINESS BY COMPANY. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Company and each of its subsidiaries shall, except to the extent that Parent shall otherwise consent in writing, carry on its business, in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past

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
practices and policies to (i) preserve intact its present business organization,
(ii) keep available the services of its present officers and employees and
(iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. In addition, Company will promptly notify Parent of any material event involving its business or operations.

    In addition, except as expressly permitted by the terms of this Agreement or as set forth in the Company Disclosure Schedule, without the prior written consent of Parent, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Company shall not do any of the following and shall not permit its subsidiaries to do any of the following:

        (a) Except in accordance with the terms of the Company Option Plans in effect on the date of this Agreement, waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

        (b) Grant any severance or termination pay to any officer or employee except pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in writing or made available to Parent, or adopt any new severance plan;

        (c) Transfer or license to any person or entity or otherwise extend, amend or modify any rights to the Company Intellectual Property, or enter into grants to transfer or license to any person future patent rights other than transfers or licenses in the ordinary course of business in connection with the sale of commercially available Company products through the Company's standard distribution channels consistent with past practices, provided that in no event shall Company license on an exclusive basis or sell any Company Intellectual Property;

        (d) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

        (e) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Company or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

        (f) Issue, deliver, sell, authorize, pledge or otherwise encumber or propose any of the foregoing with respect to, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance, delivery and/or sale of (i) shares of Company Common Stock pursuant to the exercise of stock options outstanding as of the date of this Agreement and (ii) shares of Company Common Stock issuable to participants in the ESPP consistent with the terms thereof;

        (g) Cause, permit or propose any amendments to the Company Charter Documents (or similar governing instruments of any of its subsidiaries);

        (h) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or enter into any joint ventures, strategic partnerships or alliances;

        (i) Sell, lease, license, encumber or otherwise dispose of any properties or assets except sales of inventory in the ordinary course of business consistent with past practice, except for the sale, lease or disposition (other than through licensing) of property or assets which are not material, individually or in the aggregate, to the business of Company and its subsidiaries;

        (j) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Company, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than in connection with the financing of ordinary course trade payables consistent with past practice;

        (k) Adopt or amend any employee benefit plan, policy or arrangement, any employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will"), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants;

        (l) (i) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of this Agreement) other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities recognized or disclosed in the most recent consolidated financial statements (or the notes thereto) of Company included in the Company SEC Reports or incurred since the date of such financial statements, or (ii) waive the benefits of, agree to modify in any manner, terminate, release any person from or fail to enforce any confidentiality or similar agreement to which Company or any of its subsidiaries is a party or of which Company or any of its subsidiaries is a beneficiary;

        (m) Make, or incur any obligation to make, any individual or series of related payments outside of the ordinary course of business other than payments to legal, accounting, investment banking and other professional service advisors and other expenses in connection with the negotiation and closing of the transactions contemplated hereby not in excess of $2,350,000;

        (n) Except in the ordinary course of business consistent with past practice, modify, amend or terminate any material contract or agreement to which Company or any subsidiary thereof is a party or waive, delay the exercise of, release or assign any material rights or claims thereunder;

        (o) Enter into or materially modify any contracts, agreements, or obligations relating to the distribution, sale, license or marketing by third parties of Company's products or products licensed by Company;

        (p) Revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices;

        (q) Incur or enter into any agreement, contract or commitment in excess of $250,000 individually except in the ordinary course of business;

        (r) Engage in any action that could cause the Merger to fail to qualify as a "reorganization" under Section 368(a) of the Code, whether or not otherwise permitted by the provisions of this Article 4;

        (s) Make any tax election or settle or compromise any material income tax liability; or

        (t) Agree in writing or otherwise to take any of the actions described in Section 4.1 (a) through (s) above.

     4.2 CONDUCT OF BUSINESS BY PARENT. Except as expressly permitted by the terms of this Agreement, without the prior written consent of Company, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Parent shall not do any of the following and shall not permit its subsidiaries to do any of the following:

        (a) Declare, set aside or pay any cash dividends on or make any other cash distributions.

        (b) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Parent or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

        (c) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets other than (I) in the ordinary course of business or (ii) a single acquisition involving a purchase price of not more than $25 million;

        (d) Engage in any action that could cause the Merger to fail to qualify as a "reorganization" under Section 368(a) of the Code, whether or not otherwise permitted by the provisions of this Article 4;

        (e) Revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices;

        (f) Engage in any action with the intent to directly or indirectly adversely impact any of the transactions contemplated by this Agreement; or

        (g) Agree in writing or otherwise to take any of the actions described in Section 4.2(a) through (f) above.

                                   ARTICLE 5
                             ADDITIONAL AGREEMENTS

     5.1  JOINT PROXY STATEMENT/PROSPECTUS; REGISTRATION STATEMENT.

        (a) As promptly as practicable after the execution of this Agreement, Parent and Company shall jointly prepare and shall file with the SEC a document or documents that will constitute (i) the prospectus forming part of the registration statement on the S-4 and (ii) the Joint Proxy Statement/Prospectus. Each of the parties hereto shall use all reasonable efforts to cause the S-4 to become effective as promptly as practicable after the date hereof, and, prior to the effective date of the S-4, the parties hereto shall take all action required under any applicable Federal and state securities laws in connection with the issuance of shares of Parent Common Stock pursuant to the Merger. Parent or Company, as the case may be, shall furnish all information concerning Parent or Company as the other party may reasonably request in connection with such actions and the preparation of the S-4 and the Joint Proxy Statement/Prospectus. As promptly as practicable after the effective date of the S-4, the Joint Proxy Statement/Prospectus shall be mailed to the stockholders of Company and of Parent. Each of the parties hereto shall cause the Joint Proxy Statement/Prospectus to comply as to form and substance as to such party in all material respects with the applicable requirements of (i) the Exchange Act, (ii) the Securities Act, and (iii) the rules and regulations of the Nasdaq.

        (b) The Proxy Statement will include the recommendation of the Board of Directors of the Company in favor of adoption and approval of this Agreement and approval of the Merger (except that the Board of Directors of the Company may withdraw, modify or refrain from making such recommendation to the extent that the Board determines, in good faith, after consultation with outside legal counsel, that compliance with the Board's fiduciary duties under applicable law would require it to do so). In addition, the Proxy Statement will include the recommendations of the Board of Directors of Parent in favor of (i) the issuance of shares of Parent Common Stock by virtue of the Merger, (ii) amendment of Merger Sub's Articles of Incorporation to change Merger Sub's corporate name subject to and conditional upon the effectiveness of the merger, and (iii) such other matters relating to any stock option or similar plan necessary for compliance with applicable laws and regulations and to preserve the benefits of such plans as they exist prior to the Merger, to the extent required by
    Section 5.1.1 of this Agreement, subject to and conditional upon the effectiveness of the Merger.

        (c) If at any time prior to the Effective Time any event relating to Company or any of its respective affiliates, officers or directors should be discovered by Company which should be set forth in an amendment to the S-4 or a supplement to the Joint Proxy Statement/Prospectus, Company shall promptly inform Parent and Merger Sub. No amendment or supplement to the Joint Proxy Statement/Prospectus or the S-4 shall be made without the approval of Parent and Company, which approval shall not be unreasonably withheld or delayed. Each of the parties hereto shall advise the other parties hereto, promptly after it receives notice thereof, of the time when the S-4 has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the S-4 or comments thereon and responses thereto or requests by the SEC for additional information.

     5.2 STOCKHOLDER MEETINGS. Company shall call and hold the Company Stockholders' Meeting and Parent shall call and hold the Parent Stockholders' Meeting as promptly as practicable after the date hereof for the purpose of voting upon the approval of this Agreement and the Merger or the Share Issuance, as the case may be, pursuant to the Joint Proxy Statement/Prospectus, and Company and Parent shall use all reasonable efforts to hold the Parent Stockholders' Meeting and the Company Stockholders' Meeting on the same day and as soon as practicable after the date on which the S-4 becomes effective. Nothing herein shall prevent Company or Parent from adjourning or postponing the Company Stockholders' Meeting or the Parent Stockholders' Meeting, as the case may be, if there are insufficient shares of Company Common Stock or Parent Common Stock, as the case may be, necessary to conduct business at their respective meetings of the stockholders. Unless Company's Board of Directors has withdrawn its recommendation of this Agreement and the Merger in compliance with
Section 5.4, Company shall use all reasonable efforts to solicit from its stockholders proxies in favor of the approval of this Agreement and the Merger pursuant to the Joint Proxy Statement/Prospectus and shall take all other action necessary or advisable to secure the vote or consent of stockholders required by the Delaware Law or applicable stock exchange requirements to obtain such approval. Parent shall use all reasonable efforts to solicit from its stockholders proxies in favor of the Share Issuance pursuant to the Joint Proxy Statement/Prospectus and shall take all other action necessary or advisable to secure the vote or consent of stockholders required by Delaware Law or applicable stock exchange requirements to obtain such approval. Each of the parties hereto shall take all other action necessary or advisable to promptly and expeditiously secure any vote or consent of stockholders required by applicable law and such party's certificate of incorporation and bylaws to effect the Merger. Company shall call and hold the Company Stockholders' Meeting for the purpose of voting upon the approval of this Agreement and the Merger whether or not Company's Board of Directors at any time subsequent to the date hereof determines that this Agreement is no longer advisable or recommends that Company's stockholders reject it.

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
     5.3 CONFIDENTIALITY; ACCESS TO INFORMATION. Each of Company and Parent will afford the other and the other's accountants, counsel and other representatives reasonable access to its properties, books, records and personnel during the period prior to the Effective Time to obtain all information concerning its business as such other party may reasonably request. No information or knowledge obtained in any investigation pursuant to this
Section 5.3 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

     5.4 NO SOLICITATION. For purposes of this Agreement, the following terms have the following definitions:

        "ACQUISITION PROPOSAL" shall mean any offer or proposal (other than an offer or proposal by Parent) relating to any Acquisition Transaction.

        "ACQUISITION TRANSACTION" shall mean any transaction or series of related transactions other than the transactions contemplated by this Agreement involving: (A) any acquisition or purchase from Company by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 5% interest in the total outstanding voting securities of Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 5% or more of the total outstanding voting securities of Company or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving Company pursuant to which the stockholders of Company immediately preceding such transaction hold less than 95% of the equity interests in the surviving or resulting entity of such transaction; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 5% of the assets of Company; or (C) any liquidation, dissolution, recapitalization or other significant corporate reorganization of Company.

        (a) Company shall not, and shall not authorize or permit any of its officers, directors or any investment banker, financial advisor, or other representative retained by it to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing non-public information), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal or (ii) participate in any discussions or negotiations regarding an Acquisition Proposal; provided, however, that if, at any time prior to the adoption of this Agreement by the holders of Company Stock, the Board of Directors of Company determines in good faith, based on the advice of outside counsel, that failure to do so would be reasonably likely to constitute a breach of its fiduciary duties to the Company's stockholders under applicable law, Company, in response to a written Acquisition Proposal that (I) was unsolicited or that did not otherwise result in a breach of his Section, and (II) is reasonably likely to lead to an Acquisition Transaction on terms proposed that provides a greater value to the stockholders of Company than the Merger (a "Superior Proposal"), may (x) furnish non-public information with respect to Company to the person who made such Acquisition Proposal pursuant to a customary confidentiality agreement and (y) participate in negotiations regarding such Acquisition Proposal.

        (b) The Board of Directors of Company shall not (1) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, its approval or recommendation of this Agreement or the Merger unless there is a Superior Proposal outstanding, (2) approve or recommend, or propose to approve or recommend, an Acquisition Proposal that is not a Superior Proposal or (3) cause Company to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement with respect to an Acquisition Proposal that is not a Superior Proposal unless the Board of Directors of Company shall have determined in good faith, based on the advice of outside counsel, that failure to do so would be reasonably likely to constitute a breach of its fiduciary duties to Company's stockholders under applicable law.

        (c) Nothing contained in this Section shall prohibit the Company from at any time taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act, as amended, provided, however, that neither the Company nor its Board of Directors shall, except as permitted by paragraph (b) of this section, propose to approve or recommend an Acquisition Proposal.

        (d) The Company shall promptly (but in any event within one (1) day) advise the Parent in writing of any Acquisition Proposal or any inquiry regarding the making of an Acquisition Proposal including any request for information, the material terms and conditions of such request, Acquisition Proposal or inquiry and the identity of the person making such request, Acquisition Proposal or inquiry. The company will, to the extent reasonably practicable, keep the Parent fully informed of the status and details (including amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry.

        (e) Company shall terminate any discussions in which it is currently engaging with third parties relating to any potential Acquisition Transaction.

     5.5 PUBLIC DISCLOSURE. Parent and Company will consult with each other and agree before issuing any press release or otherwise making any public statement with respect to the Merger or this Agreement and will not issue any such press release or make any such public statement prior to such agreement, except as may be required by law or any listing agreement with a national securities exchange, in which case reasonable efforts to consult with the other party will be made prior to any such release or public statement. The parties have agreed to the text of the JOINT PRESS RELEASE announcing the signing of this Agreement.

     5.6  REASONABLE EFFORTS; NOTIFICATION.

        (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article 6 to be satisfied,
    (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, Company and its Board of Directors shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use all reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger, this Agreement and the transactions contemplated hereby. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to require Parent or Company or any subsidiary or affiliate thereof to agree to any divestiture by itself or any of its affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their business or to own or exercise control of such assets, properties and stock.

        (b) Company shall give prompt notice to Parent of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.3(a) or 6.3(b) would not be satisfied; PROVIDED, HOWEVER, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

        (c) Parent shall give prompt notice to Company of any representation or warranty made by it or Merger Sub contained in this Agreement becoming untrue or inaccurate, or any failure of Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.2(a) or 6.2(b) would not be satisfied; PROVIDED, HOWEVER, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

     5.7 THIRD PARTY CONSENTS. As soon as practicable following the date hereof, Parent and Company will each use its commercially reasonable efforts to obtain any consents, waivers and approvals under any of its or its subsidiaries' respective agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

     5.8  STOCK OPTIONS AND ESPP.

        (a) STOCK OPTIONS. At the Effective Time, each outstanding option to purchase shares of Company Common Stock (each, a "COMPANY STOCK OPTION") under the Company Option Plans, whether or not vested, shall by virtue of the Merger be assumed by Parent. Each Company Stock Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions of such options immediately prior to the Effective Time (including, without limitation, any repurchase rights or vesting provisions), except that (i) each Company Stock Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Stock Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent.

        (b) ESPP. Prior to the Effective Time, outstanding purchase rights under Company's ESPP shall be exercised in accordance with Section 18(c) of the ESPP and each share of Company Common Stock purchased pursuant to such exercise shall by virtue of the Merger, and without any action on the part of the holder thereof, be converted into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio without issuance of certificates representing issued and outstanding shares of Company Common Stock to ESPP participants. Company agrees that it shall terminate the ESPP immediately following the aforesaid purchase of shares of Company Common Stock thereunder.

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
     5.9 FORM S-8. Parent agrees to file, if available for use by Parent, a registration statement on Form S-8 for the shares of Parent Common Stock issuable with respect to assumed Company Stock Options as soon as is reasonably practicable, but no later than five (5) days, after the Effective Time.

    5.10  INDEMNIFICATION.

        (a) From and after the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of Company pursuant to any indemnification agreements between Company and its directors and officers in effect immediately prior to the Effective Time and any indemnification provisions under the Company Charter Documents as in effect on the date hereof. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the indemnified parties thereunder (the "INDEMNIFIED PARTIES") as those contained in the Company Charter Documents as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of four years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by law.

        (b) For a period of three (3) years after the Effective Time, Parent will cause the Surviving Corporation to use its commercially reasonable efforts to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by Company's directors' and officers' liability insurance policy on terms comparable to those applicable to the current directors and officers of Company; PROVIDED, HOWEVER, that in no event will Parent or the Surviving Corporation be required to expend an annual premium for such coverage in excess of $220,500.

    5.11 NASDAQ LISTING. Parent agrees to authorize for listing on Nasdaq the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, upon official notice of issuance.

    5.12  AFFILIATES.  Set forth in SECTION 5.12 of the Company Disclosure
Schedule is a list of Company's officers and directors who are those persons who may be deemed to be, in Company's reasonable judgment, affiliates of Company within the meaning of Rule 145 promulgated under the Securities Act or Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations (each, a "COMPANY AFFILIATE"). Company will use its commercially reasonable efforts to deliver or cause to be delivered to Parent, as promptly as practicable on or following the date hereof, from each Company Affiliate an executed affiliate agreement in substantially the form attached hereto as EXHIBIT C (the "COMPANY AFFILIATE AGREEMENT"), each of which will be in full force and effect as of the Effective Time. Parent will be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be received by a Company Affiliate pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of the Company Affiliate Agreement.

    5.13 DEVELOPMENT EFFORTS AND REPORTS. Company shall provide Parent with reasonable access to the product developments of Company, by way of meetings to be attended by senior executives of Parent and Company, to be held at mutually agreeable times, but not less often than monthly.

                                   ARTICLE 6
                            CONDITIONS TO THE MERGER

     6.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY TO EFFECT THE MERGER. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

        (a) STOCKHOLDER APPROVALS. This Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law, by the stockholders of Company. The Share Issuance shall have been approved by the requisite vote under applicable law by the stockholders of Parent.

        (b) REGISTRATION STATEMENT EFFECTIVE; JOINT PROXY STATEMENT. The SEC shall have declared the S-4 effective. No stop order suspending the effectiveness of the S-4 or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Joint Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC.

        (c) NO ORDER. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

        (d) TAX OPINIONS. Parent and Company shall each have received written opinions from their respective tax counsel Morrison & Foerster, LLP, and Buchalter, Nemer, Fields & Younger, a Professional Corporation, respectively, in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and such opinions shall not have been withdrawn; provided, however, that if the counsel to either Parent or Company does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to such party if counsel to the other party renders such opinion to such party. The parties to this Agreement agree to make such reasonable representations as requested by such counsel for the purpose of rendering such opinions.

        (e) NASDAQ LISTING. The shares of Parent Common Stock issuable to the stockholders of Company pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on Nasdaq upon official notice of issuance.

     6.2 ADDITIONAL CONDITIONS TO OBLIGATIONS OF COMPANY. The obligation of Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Company:

        (a) REPRESENTATIONS AND WARRANTIES. Each representation and warranty of Parent and Merger Sub contained in this Agreement (i) shall have been true and correct as of the date of this Agreement and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) for such failures to be true and correct that do not in the aggregate constitute a Material Adverse Effect on Parent and Merger Sub, and (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct (subject to the qualifications set forth in the preceding clause (A)) as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded). Company shall have received a certificate with respect to the foregoing signed on behalf of Parent by an authorized officer of Parent.

        (b) AGREEMENTS AND COVENANTS. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and Company shall have received a certificate to such effect signed on behalf of Parent by an authorized officer of Parent.

        (c) BOARD OF DIRECTORS. Glenn W. Marschel, Jr. shall have been appointed to Parent's Board of Directors;

        (d) REGISTRATION RIGHTS AGREEMENT. Parent and each of the Company Affiliates shall have entered into a Registration Rights Agreement, reasonably acceptable to Parent and Company, pursuant to which the Company Affiliates shall have piggyback registration rights (subject to customary limitations and exclusions, including cutback by the managing underwriter where required by marketing factors), in respect of all future registrations of Parent's securities initiated by Parent. Such registration rights will be pari passu with other piggyback registration rights applicable to Parent and with the right of executive officers of Parent to include shares owned by them in such registration on a pari passu basis with the Company Affiliates.

     6.3  ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF PARENT AND MERGER
SUB. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

        (a) REPRESENTATIONS AND WARRANTIES. Each representation and warranty of Company contained in this Agreement (i) shall have been true and correct as of the date of this Agreement and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (A) for such failures to be true and correct that do not in the aggregate constitute a Material Adverse Effect on Company and
    (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct (subject to the qualifications set forth in the preceding clause (A)) as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded). Parent shall have received a certificate with respect to the foregoing signed on behalf of Company by an authorized officer of Company.

        (b) AGREEMENTS AND COVENANTS. Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Parent shall have received a certificate to such effect signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company.

        (c) AFFILIATE AGREEMENTS. Each of the Company Affiliates shall have entered into the Company Affiliate Agreement and each of such agreements will be in full force and effect as of the Effective Time.

        (d) CONSENTS. Company shall have obtained all consents, waivers and approvals required in connection with the consummation of the transactions contemplated hereby in connection with the agreements, contracts, licenses, leases or other instruments set forth on Schedule 6.3(d).

        (e) NO LITIGATION. There shall not be pending or threatened by any Governmental Entity any suit, action or proceeding (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement or the Stockholder Agreements or seeking to obtain from Company, Parent, Merger Sub or any of their affiliates any damages that could reasonably be expected to have a Material Adverse Effect with respect to Company, (ii) seeking to prohibit or limit the ownership or operation by Company, Parent or any of their respective subsidiaries of any material portion of the business or assets of Company and its subsidiaries taken as a whole or to dispose of or hold separate any material portion of the business or assets of Company and its subsidiaries taken as a whole, as a result of the Merger or any of the other transactions contemplated by this Agreement, (iii) seeking to impose limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any shares of the common stock of the Surviving Corporation, including, without limitation, the right to vote such common stock on all matters properly presented to the stockholders of the Surviving Corporation or (iv) seeking to prohibit Parent from effectively controlling in any material respect the business or operations of Company and its subsidiaries taken as a whole. No suit, action or proceeding by any other person shall be pending that seeks any of the relief or remedies described in clauses (i) through (iv) of the immediately preceding sentence as to which there is a reasonable possibility of success or that otherwise could reasonably be expected to have a Material Adverse Effect with respect to Company.

                                   ARTICLE 7
                       TERMINATION, AMENDMENT AND WAIVER

     7.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of Company and Parent:

        (a) by mutual written consent duly authorized by the boards of directors of Parent and Company; or

        (b) by either Parent or Company if the Merger shall not have been consummated by June 30, 2000 (provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date); or

        (c) by either Parent or Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a non-appealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, except if the party relying on such order, decree or ruling or other action has not complied with its obligations under Sections 5.6(a); or

        (d) by Parent or Company if, at the Company Stockholders' Meeting or the Parent Stockholders' Meeting (including any adjournment or postponement thereof), the requisite vote of the stockholders of Company or Parent shall not have been obtained; or

        (e) by Parent, if (i) the board of directors of Company shall withdraw, modify or change its recommendation of this Agreement or the Merger in a manner adverse to Parent or shall have resolved to do any of the foregoing;
    (ii) the board of directors of Company shall have recommended to the stockholders of the Company an Alternative Transaction (as defined in Section 7.3(c)); or (iii) a tender offer or exchange offer for 15% or more of the outstanding shares of Company Common Stock is commenced (other than by Parent or an affiliate of Parent), and the board of directors of Company recommends that the stockholders of the Company tender their shares in such tender or exchange offer; or

        (f) by Parent or Company, upon a material breach of any representation, warranty, covenant or agreement on the part of the Company or Parent, respectively, set forth in this Agreement such that the conditions set forth in Section 6.2(a) or 6.2(b), or Section 6.3(a) or 6.3(b), would not be satisfied (a "TERMINATING BREACH").

     7.2 EFFECT OF TERMINATION. In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto or any of its affiliates, directors, officers or stockholders except (i) as set forth in Sections 7.3 and 8.1 hereof, and (ii) nothing herein shall relieve any party from liability for any willful breach hereof.

     7.3  FEES AND EXPENSES.

        (a) Except as set forth in this Section 7.3, (i) all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, if the Merger is not consummated, or (ii) if the Merger is consummated, then the Surviving Company shall pay all such fees and expenses; PROVIDED, HOWEVER, that Parent and the Company shall share equally all documented fees and expenses, other than attorneys' fees, incurred in relation to the printing and filing of the Company Proxy Statement (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

        (b) The Company shall, within five (5) business days after termination of this Agreement by Parent pursuant to Section 7.1(e), pay Parent a fee of $4.5 million in cash (the "Fee").

    As used herein, "ALTERNATIVE TRANSACTION" means any inquiry, proposal or offer from any person relating to (i) a transaction pursuant to which any person (or group of persons) other than Parent or its affiliates (a "THIRD PARTY") seeks to acquire, directly or indirectly, more than 15 percent of the outstanding Shares, whether from the Company or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger or other business combination involving the Company pursuant to which any Third Party acquires more than 15 percent of the outstanding equity securities of the Company or the entity surviving such merger or business combination, (iii) any other transaction pursuant to which any Third Party acquires control of all or substantially all of the assets of the Company (including for this purpose the outstanding equity securities of any subsidiary), (iv) the adoption by the Company of a plan of liquidation, the declaration or payment by the Company of an extraordinary dividend on any of its shares of capital stock or the effectuation by the Company of a recapitalization or other type of transaction that would involve either a change in the Company's outstanding capital stock or a distribution of assets of any kind to the holders of such capital stock or (v) the repurchase by the Company or any of its subsidiaries of shares of the Company's capital stock representing at least 15 percent or more of the aggregate voting power of all voting securities of the Company; PROVIDED, HOWEVER, that the term Alternative Transaction shall not include any acquisition of securities by a broker dealer in connection with a bona fide public offering of such securities.

                                   ARTICLE 8
                               GENERAL PROVISIONS

     8.1 EFFECTIVENESS OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. Except as otherwise provided in this Section 8.1, the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any person controlling any such party or any of their officers or directors, whether prior to or after the execution of this Agreement. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 7.1(a) through (f), as the case may be, except that the agreements set forth in Sections 1.3, 1.6, 1.7, 1.8, 1.9, 1.11. 5.5 and 5.10 shall survive the Effective Time indefinitely and the agreements and liabilities set forth or otherwise described in Section 7.3 shall survive termination indefinitely. The Confidentiality Agreement shall survive termination of this Agreement as provided therein.

     8.2 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

        (a) if to Parent or Merger Sub, to:
           Sage, Inc.
           2460 North First Street, #100
           San Francisco, CA 95131
           Attention: CFO
           Telecopy No.: (408) 383-5311
           with a copy to:
           Morrison Foerster LLP
           425 Market Street
           San Francisco, California 94105-2482
           Attention: John W. Campbell, III
           Telecopy No.:(415)268-7522
           if to Company, to:
           Faroudja, Inc.
           750 Palomar Avenue
           Sunnyvale, CA 94086
           Attention: CFO
           Telecopy No.: (408) 735-1492
           with a copy to:
           Buchalter, Nemer, Fields & Younger
           601 S. Figueroa Street
           Suite 2400
           Los Angeles, CA 90017-5704
           Attention: Stuart D. Buchalter
             Mark Bonenfant
           Telecopy No.:(213) 896-0400

     8.3  INTERPRETATION; DEFINITIONS.

        (a) When a reference is made in this Agreement to an Exhibit, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement. Unless otherwise indicated the words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "the business of" an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

        (b) For purposes of this Agreement:

           (i) the term "KNOWLEDGE" means with respect to a party hereto, with respect to any matter in question, knowledge following due inquiry, of the executive officers of such party;

           (ii) the term "MATERIAL ADVERSE EFFECT" means, when used in connection with Company or Parent, any change or effect that either individually or in the aggregate with all other such changes or effects, is materially adverse to the business assets (including intangible assets), properties, condition (financial or otherwise) or results of operations of such party and its subsidiaries taken as a whole, but other than those adverse effects or changes occurring as a result of the execution of this Agreement, the consummation of the transactions contemplated hereby or general market or industry conditions; and

          (iii) the term "PERSON" shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

     8.4 COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

     8.5 ENTIRE AGREEMENT; THIRD PARTY BENEFICIARIES. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Schedule and the Parent Disclosure Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as specifically provided in Section 5.10.

     8.6 SEVERABILITY. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     8.7 OTHER REMEDIES; SPECIFIC PERFORMANCE. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     8.8 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

     8.9 RULES OF CONSTRUCTION. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

    8.10 ASSIGNMENT. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

       SAGE, INC.

       By:
       -------------------------------------------
       Name:
       -------------------------------------------
       Title:
       -------------------------------------------

       FINLAND MERGER SUB, INC.

       By:
       -------------------------------------------
       Name:
       -------------------------------------------
       Title:
       -------------------------------------------

       FAROUDJA, INC.

       By:
       -------------------------------------------
       Name:
       -------------------------------------------
       Title:
       -------------------------------------------

                                                                    Exhibit B

                              CERTIFICATE OF MERGER
                                       OF
                            FINLAND MERGER SUB, INC.
                                      INTO
                                 FAROUDJA, INC.

          Pursuant to Section 251 of the General Corporation Law of the
                     State of Delaware (the "DELAWARE LAW")

                  The undersigned corporation organized and existing under and by virtue of the Delaware Law,

                  DOES HEREBY CERTIFY:

                  FIRST: The name and state of incorporation of each of the constituent corporations of the merger are as follows:

                  NAME                             STATE OF INCORPORATION

                  FINLAND MERGER SUB, INC.         Delaware
                  FAROUDJA, INC.                   Delaware

                  SECOND: That an Agreement and Plan of Merger and Reorganization (the "MERGER AGREEMENT"), dated as of February 20, 2000 by and among Sage, Inc., a Delaware corporation ("Sage"), Finland Merger Sub, Inc., a Delaware company and wholly-owned subsidiary of Sage ("MERGER SUB") and Faroudja, Inc., a Delaware corporation ("Faroudja"), setting forth the terms and conditions of the merger (the "MERGER") of Merger Sub with and into Faroudja ("CONSTITUENT CORPORATION"), has been approved, adopted, certified, executed and acknowledged by each Constituent Corporation in accordance with the requirements of Section 251 of the Delaware Law.

                  THIRD: That the surviving corporation of the Merger (the "Surviving Corporation") is Faroudja.

                  FOURTH: That pursuant to the Merger Agreement, from and after the effective time of the Merger, the Certificate of Incorporation of Merger Sub shall be the Certificate of Incorporation of the Surviving Corporation.

                  FIFTH: That an executed copy of the Merger Agreement is on file at the principal place of business of the Surviving Corporation. The Address of the principal place of business of the Surviving Corporation is:

                                 FAROUDJA, INC.
                                 750 Palomar Avenue
                                 Sunnyvale, CA  94086

                  SIXTH: That a copy of the Merger Agreement will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of either Constituent Corporation.

                  SEVENTH: That the Merger shall become effective upon the filing of this Certificate of Merger with the Secretary of State of Delaware.

                  IN WITNESS WHEREOF, Faroudja, Inc. has caused this Certificate of Merger to be executed by [____________], its authorized officer this ____ day of [______________], 2000.

                                          FAROUDJA, INC.

                                          By:
                                             -------------------------------

                                                                    Exhibit C


                       FORM OF COMPANY AFFILIATE AGREEMENT

         THIS COMPANY AFFILIATE AGREEMENT (this "AGREEMENT") is made and entered into as of _______________________, 2000, among Sage, Inc., a Delaware corporation ("PARENT") and the undersigned stockholder who may be deemed an affiliate ("AFFILIATE") of Faroudja, Inc., a Delaware corporation ("COMPANY"). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Reorganization Agreement (as defined below).

                                    RECITALS

         A. The Company, Merger Sub (as defined below) and Parent have entered into an Agreement and Plan of Merger and Reorganization dated February 18, 2000 (the "REORGANIZATION AGREEMENT") which provides for the merger (the "MERGER") of a wholly-owned subsidiary of Parent ("MERGER SUB") with and into the Company. Pursuant to the Merger, all outstanding capital stock of the Company (the "COMPANY CAPITAL STOCK") shall be converted into the right to receive common shares, $0.01 par value, of Parent ("PARENT COMMON SHARES"), as set forth in the Reorganization Agreement.

         B. Affiliate has been advised that Affiliate may be deemed to be an "affiliate" of the Company, as the term "affiliate" is used for purposes of Rule 145 of the Rules and Regulations (the "RULES AND REGULATIONS") of the Securities and Exchange Commission (the "SEC") and of Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations.

         C. The execution and delivery of this Agreement by Affiliate is a material inducement to Parent to enter into the Reorganization Agreement; and

         NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

         1. ACKNOWLEDGMENTS BY AFFILIATE. Affiliate acknowledges and understands that the representations, warranties and covenants by Affiliate set forth herein shall be relied upon by Parent, the Company and their respective affiliates, counsel and accounting firms. Affiliate has carefully read this Agreement and has discussed the requirements of this Agreement with Affiliate's professional advisors, who are qualified to advise Affiliate with regard to such matters.

         2. BENEFICIAL OWNERSHIP OF COMPANY CAPITAL STOCK. The Affiliate is the sole record and beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of the number of shares of Company Capital Stock set forth next to its name on the signature page hereto (the "SHARES"). The Affiliate has the sole right to transfer such Shares. The Shares constitute all shares of Company Capital Stock owned, beneficially or of records, by the Affiliate. The Shares are not subject to preemptive rights created by any agreement to which an Affiliate is party. The Affiliate has not engaged in any sale or other transfer of the Shares in contemplation of the Merger. All shares of Company Capital Stock and all Parent Common Shares acquired by Affiliate subsequent to the date hereof (including Parent Common Shares acquired in the Merger) shall be subject to the provisions of this Agreement as if held by Affiliate as of the date hereof.

         3.       COMPLIANCE WITH RULE 145 AND THE SECURITIES ACT

                  (a) Affiliate shall not make any sale, transfer or other disposition of the Parent Common Shares in violation of the Securities Act of 1933, as amended (the "SECURITIES ACT") or the Rules and Regulations.

                  (b) Affiliate has been advised that (i) the issuance of Parent Common Shares in connection with the Merger is expected to be effected pursuant to a registration statement on Form S-4 promulgated under the Securities Act, and the resale of such shares shall be subject to restrictions set forth in Rule 145 under the Securities Act, (ii) Affiliate may be deemed to be an affiliate of the Company, and (iii) Affiliate, based upon its representations and warranties set forth herein, shall not be an affiliate of Parent. Affiliate accordingly agrees not to sell, transfer or otherwise dispose of any Parent Common Shares issued to Affiliate in the Merger unless (i) such sale, transfer or other disposition is made in conformity with the requirements of Rule 145(d) promulgated under the Securities Act, or (ii) such sale, transfer or other disposition is made pursuant to an effective registration statement under the Securities Act or an appropriate exemption from registration, or (iii) Affiliate delivers to Parent a written opinion of counsel, reasonably acceptable to Parent in form and substance, that such sale, transfer or other disposition is otherwise exempt from registration under the Securities Act. During the period beginning30 days preceding the Effective Time of the Merger and ending two trading days after Parent publicly announces financial results covering at least 30 days of combined operations of Parent and the Company, Affiliate shall not sell, exchange, transfer, pledge, distribute, make any gift or otherwise dispose of or grant any option, establish any "short" or put-equivalent position with respect to or enter into any similar transaction (through derivatives or otherwise) intended or having the effect, directly or indirectly, to reduce Affiliate's risk relative to any Parent Common Shares or Company Capital Stock (including the Shares). Parent may, at its discretion, place a stock transfer notice consistent with the foregoing, with respect to Affiliate's shares.

                  (c) Affiliate understands that, except as expressly provided in the Agreement or in the Disclosure Schedule thereto, Parent is under no obligation to register the sale, transfer or other disposition of the Parent Common Shares by Affiliate or on its behalf under the Securities Act or to take any other action necessary in order to enable such sale, transfer or other disposition by the undersigned in compliance with an exemption from such registration.

                  (d) Parent will (a) file all reports required to be filed in compliance with either Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, (the "EXCHANGE ACT") and (b) comply with all rules and regulations of the Securities and Exchange Commission ("COMMISSION") applicable in connection with the use of Rule 144 promulgated thereunder to avail Affiliate of the use of such rule.

                  (e) Parent shall give stop transfer instructions to its transfer agent with respect to any Parent Common Shares received by Affiliate pursuant to the Merger and there shall be placed on the certificates representing such Common Stock, or any substitutions therefor, a legend stating in substance:

                  "THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 APPLIES AND MAY ONLY BE TRANSFERRED IN CONFORMITY WITH RULE 145(D) OR PURSUANT TO AN

                  EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR IN ACCORDANCE WITH A WRITTEN OPINION OF COUNSEL, REASONABLY ACCEPTABLE TO THE ISSUER IN FORM AND SUBSTANCE, THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED."

The legend set forth above shall be removed (by delivery of a substitute certificate without such legend) and Parent shall so instruct its transfer agent, if Affiliate delivers to Parent (i) satisfactory written evidence that the shares have been sold in compliance with Rule 145 (in which case, the substitute certificate shall be issued in the name of the transferee), or (ii) an opinion of counsel, in form and substance reasonably satisfactory to Parent, to the effect that public sale of the shares by the holder thereof is no longer subject to Rule 145.

         4. TERMINATION. This Agreement shall be terminated and shall be of no further force and effect in the event of the termination of the Reorganization Agreement pursuant to Article VII of the Reorganization Agreement.

         5.       MISCELLANEOUS

                  (a) WAIVER, SEVERABILITY. No waiver by any party hereto of any condition or of any breach of any provision of this Agreement shall be effective unless in writing and signed by each party hereto. In the event that any provision of this Agreement, or the application of any such provision to any person, entity or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to persons, entities or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

                  (b) BINDING EFFECT AND ASSIGNMENT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other party hereto.

                  (c) AMENDMENTS AND MODIFICATIONS. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

                  (d) INJUNCTIVE RELIEF. Each of the parties acknowledge that
(i) the covenants and the restrictions contained in this Agreement are necessary and required for the protection of Parent and the Company and to preserve for Parent the benefits of the Merger, (ii) such covenants relate to matters which are of a special, unique, and extraordinary character that gives each of such covenants a special, unique, and extraordinary value; and (iii) a breach of any such covenants or any other provision of this Agreement shall result in irreparable harm and damages to Parent and the Company which cannot be adequately compensated by a monetary award. Accordingly, it is expressly agreed that in addition to all other remedies available at law or in equity, Parent and the Company shall be entitled to the immediate remedy of a temporary restraining order, preliminary injunction, or such other form of injunctive or equitable relief as may be used by any court of competent jurisdiction to restrain or enjoin any of the parties hereto from breaching any such covenant or provision or to specifically enforce the provisions hereof.

                  (e) GOVERNING LAW. This Agreement shall be governed by and construed, interpreted and enforced in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

                  (f) ENTIRE AGREEMENT. This Agreement, the Reorganization Agreement and the other agreements referred to in the Reorganization Agreement set forth the entire understanding of Affiliate and Parent relating to the subject matter hereof and thereof and supersede all prior agreements and understandings between Affiliate and Parent relating to the subject matter hereof and thereof.

                  (g) ATTORNEYS' FEES. In the event of any legal actions or proceeding to enforce or interpret the provisions hereof, the prevailing party shall be entitled to reasonable attorneys' fees, whether or not the proceeding results in a final judgment.

                  (h) FURTHER ASSURANCES. Affiliate shall execute and/or cause to be delivered to Parent such instruments and other documents and shall take such other actions as Parent may reasonably request to effectuate the intent and purposes of this Agreement.

                  (i) THIRD PARTY RELIANCE. Counsel to and independent auditors for Parent and the Company shall be entitled to rely upon this Affiliate Agreement.

                  (j) SURVIVAL. The representations, warranties, covenants and other provisions contained in this Agreement shall survive the Merger.

                  (k) NOTICES. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

                  If to Parent:           Sage, Inc.
                                          2460 North First Street, #100
                                          San Francisco, CA  95131
                                          Attention:  CFO
                                          Facsimile:  (408) 383-5311

                  With a copy to:         Morrison Foerster, LLP
                                          425 Market Street
                                          San Francisco, CA 94105-2482
                                          Attn: John W. Campbell, III
                                          Telecopy No.: (415) 268-7522

                  If to Affiliate:        To the address for notice set
                                          forth on the signature page
                                          hereof.

                  (l) COUNTERPARTS. This Agreement shall be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties have caused this Affiliate Agreement to be duly executed on the day and year first above written.

SAGE, INC.                          AFFILIATE

By:                                 By:
   -------------------------           -----------------------------
Name:                               Affiliate's Address for Notice:
   -------------------------

Title:
   -------------------------        --------------------------------
                                    --------------------------------
                                    --------------------------------
                                    Shares beneficially owned:

                                    ____     shares of Company Common Stock

                                    ____     shares of Company Common Stock
                                             issuable upon exercise of
                                             outstanding options warrants and
                                             other rights to acquire shares o
                                             Company Common Stock

                                                                      Appendix B

                               February 18, 2000

Board of Directors
Sage, Inc.
2460 North First Street, Suite 100
San Jose, CA 95131
Members of the Board:

    We understand that Faroudja, Inc. (the "Company"), Sage, Inc. ("Acquiror") and Finland Merger Sub., Inc. (a wholly owned subsidiary of Acquiror, "Merger Sub") have entered enter into an Agreement and Plan of Merger and Reorganization dated February 18, 2000 (the "Agreement") which provides, among other things, for the merger (the "Merger") of Merger Sub with and into the Company. Upon consummation of the Merger, the Company will become a wholly owned subsidiary of Acquiror. Under the terms set forth in the Agreement, at the effective time of the Merger (the "Effective Time"), each share of common stock of the Company, par value $0.001 per share ("Company Common Stock") issued and outstanding immediately prior to the Effective Time, other than certain shares to be canceled pursuant to the Agreement, will be converted into the right to receive
0.285 shares (the "Exchange Ratio") of the common stock of Acquiror, par value $0.01 per share ("Acquiror Common Stock"). The terms and conditions of the Merger are

    You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view and as of the date hereof to Acquiror.

    For purposes of this opinion we have, among other things:

    (i) reviewed certain publicly available financial statements and other business and financial information of the Company and Acquiror, respectively;

    (ii) reviewed certain internal financial statements and other financial and operating data, including certain financial forecasts and other forward looking financial information, concerning the Company prepared by the managements of the Company and Acquiror;

   (iii) reviewed with the Company and Acquiror certain publicly available estimates of research analysts regarding the Company;

    (iv) reviewed certain publicly available estimates of research analysts regarding Acquiror;

    (v) held discussions with the respective managements of the Company and Acquiror concerning the businesses, past and current operations, financial condition and future prospects of both the Company and Acquiror, independently and combined, including discussions with the managements of the Company and Acquiror concerning cost savings and other synergies that are expected to result from the Merger as well as their views regarding the strategic rationale for the Merger;

    (vi) reviewed the financial terms and conditions set forth in the Agreement;

   (vii) reviewed the stock price and trading history of Company Common Stock and Acquiror Common Stock;

  (viii) compared the financial performance of the Company and the prices and trading activity of Company Common Stock with that of certain other publicly traded companies comparable with the Company;

Board of Directors
Sage, Inc.
February 18, 2000
Page 2

    (ix) compared the financial terms of the Merger with the financial terms, to the extent publicly available, of other transactions that we deemed relevant;

    (x) reviewed the pro forma impact of the Merger on Acquiror's earnings per share;

    (xi) prepared a discounted cash flow analysis of the Company;

   (xii) participated in discussions and negotiations among representatives of the Company and Acquiror and their financial and legal advisors; and

  (xiii) made such other studies and inquiries, and reviewed such other data, as we deemed relevant.

    In our review and analysis, and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us (including information furnished to us orally or otherwise discussed with us by the managements of the Company and Acquiror) or publicly available and have neither attempted to verify, nor assumed responsibility for verifying, any of such information. We have relied upon the assurances of the managements of the Company and Acquiror that they are not aware of any facts that would make such information inaccurate or misleading. Furthermore, we did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of the Company or Acquiror, nor were we furnished with any such evaluation or appraisal. With respect to the financial forecasts and projections (and the assumptions and bases therefor) for each of the Com ailable estimates and judgments as to the future financial condition and performance of the Company and Acquiror, respectively, and we have further assumed that such projections and forecasts will be realized in the amounts and in the time periods currently estimated. In this regard, we note that each of the Company and Acquiror face exposure to the Year 2000 problem. We have not undertaken any independent analysis to evaluate the reliability or accuracy of the assumptions made with respect to the potential effect that the Year 2000 problem might have on the Company's and Acquiror's respective forecasts. We have assumed that the Merger will be consummated upon the terms set forth in the Agreement without material alteration thereof, including, among other things, that the Merger will be accounted for as a "purchase method" business combination in accordance with U.S. generally accepted accounting principles ("GAAP") and that the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. In addition, we have assumed that the historical financial statements of each of the Company and Acquiror reviewed by us have been prepared and fairly presented in accordance with U.S. GAAP consistently applied. We have relied as to all legal matters relevant to rendering our opinion on the advice of counsel.

    This opinion is necessarily based upon market, economic and other conditions as in effect on, and information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we disclaim any undertaking or obligation to advise any person of any change in any matter affecting this opinion which may come or be brought to our attention after the date of this opinion. Our opinion is limited to the fairness, from a financial point of view and as to the date hereof, to Acquiror of the Exchange Ratio. We do not express any opinion as to
(i) the value of any employee agreement or other arrangement entered into in connection with the Merger, (ii) any tax or other consequences that might result from the Merger or (iii) what the value of Acquiror Common Stock will be when issued to the Company's stockholders pursuant to the Merger or the price at which shares of Acquiror Common Stock may be traded in the future. Our opinion does not address the relative merits of the Merger and the other business

Board of Directors
Sage, Inc.
February 18, 2000
Page 3
strategies that Acquiror's Board of Directors has considered or may be considering, nor does it address the decision of Acquiror's Board of Directors to proceed with the Merger.

    We are acting as financial advisor to Acquiror in connection with the Merger and will receive (i) a fee contingent upon the delivery of this opinion and (ii) an additional fee contingent upon the consummation of the Merger. In addition, Acquiror has agreed to indemnify us for certain liabilities that may arise out of our engagement. In the past, we have provided certain investment banking services to Acquiror and the Company for which we have been paid fees, including acting as lead manager on (a) Acquiror's initial public offering that took place in November 1999 and (b) the Company's initial public offering that took place in October 1997. We maintain a market in the shares of Acquiror Common Stock and Company Common Stock. In the ordinary course of business, we may trade in Acquiror's securities and the Company's securities for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in Acquiror's securities or the Company's securities.

    Our opinion expressed herein is provided for the information of the Board of Directors of Acquiror in connection with its evaluation of the Merger. Our opinion is not intended to be and does not constitute a recommendation to any stockholder of Acquiror or the Company as to how such stockholder should vote, or take any other action, with respect to the Merger. This opinion may not be summarized, described or referred to or furnished to any party except with our express prior written consent.

    Based upon and subject to the foregoing considerations, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to Acquiror from a financial point of view.

                                          Very truly yours,

                                          FLEETBOSTON ROBERTSON STEPHENS INC.

                                          /s/_FLEETBOSTON ROBERTSON STEPHENS__

                                                                      APPENDIX C

PRIVATE AND CONFIDENTIAL

February 18, 2000

The Board of Directors
Faroudja, Inc.
750 Palomar Ave.
Sunnyvale, CA 94086

Members of the Board of Directors:

    You have requested our opinion (the "Opinion") as to the fairness, from a financial point of view, to the stockholders of Faroudja, Inc. ("Faroudja" or the "Company"), of the Exchange Ratio (as defined below) set forth in the Agreement and Plan of Merger (the "Merger Agreement") by and among Faroudja, Sage, Inc. ("Sage") and a wholly-owned subsidiary of Sage established for purposes of the transaction ("Sub").

    Under the terms of the Merger Agreement, Sub will be merged with and into Faroudja (the "Merger") and each issued and outstanding share of common stock, par value $.001 per share (the "Common Stock"), of the Company will be converted into the right to receive 0.285 (the "Exchange Ratio") of a share of common stock, par value $0.001 per share, of Sage. As of February 16, 2000 Faroudja and Sage were still investigating whether or not the transaction would qualify for pooling accounting. We are indifferent to the accounting treatment that is ultimately utilized in the transaction, as it pertains to the opinion being rendered.

    For the purposes of formulating the Opinion, we have, among other things:

 (i) reviewed the February 11, 2000 and February 15, 2000 drafts of the Merger Agreement;

 (ii) interviewed management of Faroudja and Sage concerning their respective business prospects, financial outlook and operating plans as stand-alone concerns and as a combined enterprise;

 (iii) reviewed certain Faroudja and Sage financial statements and other relevant financial and operating data of Faroudja and Sage prepared by Faroudja and Sage management teams respectively. We specifically reviewed the following Faroudja documents: Annual Report on Form 10-K dated 3/31/99, Quarterly Report on Form 10-Q dated 11/15/99, Proxy Statement dated 4/30/99 and various internal financial statements prepared by management and furnished to PVTG for the purposes of our analysis. We specifically reviewed the following Sage documents: Prospectus prepared under the Securities Act of 1933 and dated 11/12/99, Quarterly Report on Form 10-Q dated 2/11/00, banking research analyst reports and internal operating information provided by management;

 (iv) reviewed the historical stock trading markets for the publicly-traded securities of both Faroudja and Sage;

 (v) reviewed publicly available information about other publicly-traded companies we deemed comparable and relevant to Faroudja and Sage;

 (vi) reviewed, to the extent publicly available, the financial terms of selected merger and acquisition transactions that we deemed comparable and relevant to the Merger; and

(vii) performed such other studies, analyses and inquiries and considered such other information as we deemed relevant.

    Prudential Volpe Technology Group ("PVTG") relied without independent verification upon the accuracy and completeness of all information supplied or otherwise made available to PVTG by Faroudja and Sage and has relied upon the assurances of Faroudja and Sage that all such information supplied or otherwise made available by them is complete and accurate in all material respects and that there is no additional material information known to them that would make any of the information made available to PVTG either incomplete or misleading. Faroudja has retained outside legal, accounting and tax advisors to advise it on matters relating to the Merger. PVTG expresses no opinion on such matters.

    PVTG was not asked to, and did not, conduct a market survey to determine the interest of other potential acquirers of the Company or otherwise solicit, or assist the Company in soliciting, any third party indications of interest in acquiring all or any part of the Company. However, PVTG did assist Faroudja in its assessment of an unsolicited third party indication of interest, but is not expressing an opinion on that proposal. In addition, PVTG is expressing no opinion as to the relative merits of the Merger as compared to any alternative business strategies that might exist for Faroudja, or the effect of any other transaction in which Faroudja might engage.

    With respect to the projected financial data of Faroudja and the combined company, all of which has been provided by or reviewed and approved by the management of Faroudja, PVTG has relied upon assurances of Faroudja that such data has been prepared on a reasonable basis reflecting the best currently available estimates and judgments of management as to the future financial performance of Faroudja separately and as combined with Sage. With respect to the projected financial data of Sage, all of which has been provided by the management of Sage, PVTG has similarly relied upon assurances of Sage that all such data provided by management has been prepared on a reasonable basis and reflects the best currently available estimates and judgments of management as to the future financial performance of Sage. The Opinion is based on a number of factors, with particular significance ascribed to the projected financial data and estimates.

    PVTG expresses no opinion and has made no investigation with respect to the validity, accuracy or completeness of the information provided to it and does not warrant any projections included in such information. Actual results that Faroudja or Sage might achieve in the future as stand-alone entities or as a combined company may vary materially from those used in PVTG's analysis.

    PVTG has assumed that the final Merger Agreement will be similar in all material respects to the February 15, 2000 draft of the Merger Agreement.

    PVTG has not made an independent evaluation, appraisal or valuation of any assets or liabilities of Faroudja or Sage, nor has PVTG been furnished with any such evaluations, appraisals or valuations. PVTG has performed no investigation relating to the representations and warranties made by Faroudja or Sage as documented in the Merger Agreement, including the representations and warranties made with respect to intellectual property or the status of any litigation pending or threatened against either company. While PVTG believes that its review, as described herein, is an adequate basis for the Opinion, the Opinion is necessarily based upon market, economic and other conditions that exist and can be evaluated as of the date of the Opinion, and any change in such conditions would require a re-evaluation of the Opinion.

    The Opinion addresses only the financial fairness of the Exchange Ratio as of the date hereof and does not address any other terms or conditions of the Merger Agreement or any related documents, the relative merits of the Merger and any alternatives to the Merger, Faroudja's decision to proceed with or the effect of the Merger, or any other aspect of the Merger. PVTG notes that the Exchange Ratio is fixed, with no floor or collar, and the trading price of Sage common stock is volatile. Accordingly the market value of the consideration received by Faroudja stockholders in the Merger may vary significantly from the value of such consideration as of the date hereof and as of the dates used by PVTG in its analysis. No opinion is expressed herein as to the future trading price or range of prices of any securities of Sage issued prior to or in conjunction with the Merger.

    The preparation of a fairness opinion involves various judgments as to appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, we believe our analyses and the factors utilized in such analyses must be considered as a whole and that considering any portion of such analyses or factors, without considering all analyses and factors could create a misleading or incomplete view of the process underlying the Opinion. In our analyses, we made numerous assumptions with respect to industry performance, general business and other conditions and matters, many of which are beyond Faroudja's or Sage's control and are not susceptible to accurate prediction.

    As a customary part of its investment banking business, PVTG engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and valuations for corporate and other purposes. In the ordinary course of their business, PVTG and its affiliates may actively trade in the equity securities of Faroudja or Sage for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    PVTG will receive a fee of $500,000 for rendering its Opinion, no portion of which is conditioned upon the Opinion being favorable. PVTG has received fees for other services provided to the Company and will receive an additional fee of 1.0% of the aggregate value of the merger consideration, less the fairness opinion fee, contingent upon the closing of the Merger. Faroudja has agreed to indemnify PVTG for certain liabilities.

    The Opinion does not constitute a recommendation as to the Board of Director's decision on whether to support the Merger and recommend it to Faroudja's stockholders and does not constitute a recommendation to stockholders as to whether to vote in favor of the Merger. The Opinion and related materials have been prepared for the use and benefit of the Board of Directors of Faroudja and may not be used for any other purpose without the written consent of PVTG. PVTG assumes no obligation to update, revise or reaffirm the Opinion.

    Based upon and subject to the foregoing limitations and restrictions and after considering such other matters as we deem relevant, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the stockholders of Faroudja.

Very truly yours,

PRUDENTIAL VOLPE TECHNOLOGY GROUP
A UNIT OF PRUDENTIAL SECURITIES INC.

By: _____________________________________

                                                                      APPENDIX D

                         FORM OF STOCKHOLDER AGREEMENT

    THIS STOCKHOLDER AGREEMENT (this "AGREEMENT") is made and entered into as of February 18, 2000, among Sage, Inc., a Delaware corporation ("PARENT"), and the undersigned stockholder and/or option holder (the "STOCKHOLDER") of Faroudja, Inc., a Delaware corporation (the "COMPANY").

                                    RECITALS

    A. The Company, Merger Sub (as defined below) and Parent have entered into an Agreement and Plan of Merger and Reorganization dated February 18, 2000 (the "REORGANIZATION AGREEMENT"), which provides for the merger (the "MERGER") of a wholly-owned subsidiary of Parent ("MERGER SUB") with and into the Company. Pursuant to the Merger, all of the outstanding capital stock of the Company shall be converted into the right to receive common shares, no par value, of Parent ("PARENT COMMON SHARES"), as set forth in the Reorganization Agreement;

    B. Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT")) of such number of shares of the outstanding capital stock of the Company and shares subject to outstanding options and warrants as is indicated on the signature page of this Agreement; and

    C. In consideration of the execution of the Reorganization Agreement by Parent, Stockholder agrees (i) not to transfer or otherwise dispose of any of its Shares (as defined below), or any other shares of capital stock of the Company acquired by such Stockholder hereafter and prior to the Expiration Date (as defined in Section 1(a) below) and (ii) to vote the Shares and other such shares of capital stock of the Company over which Stockholder has voting power so as to facilitate consummation of the Merger.

    NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

     1. CERTAIN DEFINITIONS. Capitalized terms not defined herein shall have the meanings ascribed to them in the Reorganization Agreement. For purposes of this Agreement:

        (a) "EXPIRATION DATE" shall mean the earlier to occur of (i) such date and time as the Reorganization Agreement shall have been terminated pursuant to Article VII thereof, or (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement.

        (b) "PERSON" shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) governmental authority.

        (c) "SHARES" shall mean: (i) all securities of the Company (including all shares of common stock of the Company ("COMPANY COMMON STOCK") and all options, warrants and other rights to acquire shares of Company Common Stock) owned by Stockholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional shares of Company Common Stock and all additional options, warrants and other rights to acquire shares of Company Common Stock) of which Stockholder acquires ownership during the period from the date of this Agreement through the Expiration Date.

        (d) "TRANSFER". A Person shall be deemed to have effected a "TRANSFER" of a security if after the date hereof such person directly or indirectly:
    (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security; or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

     2.  TRANSFER OF SHARES.

        (a) TRANSFEREE OF SHARES TO BE BOUND BY THIS AGREEMENT. Stockholder agrees that, during the period from the date of this Agreement through the Expiration Date, Stockholder shall not cause or permit any Transfer of any of the Shares to be effected unless prior to any such Transfer the Person to which any of such Shares, or any interest in any of such Shares, is or may be transferred shall have: (a) executed a counterpart of this Agreement and a proxy in the form attached hereto as Exhibit A and (b) agreed in writing to hold such Shares (or interest in such Shares) subject to all of the terms and provisions of this Agreement.

        (b) TRANSFER OF VOTING RIGHTS. Stockholder agrees that, during the period from the date of this Agreement through the Expiration Date, Stockholder shall not deposit (or permit the deposit of) any Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of Stockholder under this Agreement with respect to any of the Shares.

     3. AGREEMENT TO VOTE SHARES. At every meeting of the stockholders of the Company called, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of the Company, Stockholder shall cause the Shares to be voted (a) in favor of approval of the Reorganization Agreement and the Merger and (b) in favor of any matter that could reasonably be expected to facilitate the Merger; PROVIDED, HOWEVER, that clause (b) of this Section 3 shall not be construed to require any action that would contravene Paragraph 47(c) of Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations.

     4. IRREVOCABLE PROXY. Concurrently with the execution of this Agreement, Stockholder agrees to deliver to Parent a proxy in the form attached hereto as EXHIBIT A (the "PROXY") covering the total number of Shares beneficially owned by the Stockholder, which shall be irrevocable to the fullest extent permissible by law, with respect to the Shares.

     5. REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER. Stockholder (i) is the beneficial owner of the shares of Company Common Stock and the options, warrants and other rights to purchase shares of Company Common Stock indicated on the final page of this Agreement and any Shares acquired during the period from the date hereof through the Expiration Date, free and clear of any liens (other than any liens created or imposed prior to the date hereof in favor of securities brokers in connection with ordinary brokerage and margin stock transactions) claims, options, rights of first refusal, co-sale rights, charges or other encumbrances; (ii) does not beneficially own any securities of the Company other than the shares of Company Common Stock and options, warrants and other rights to purchase shares of Company Common Stock indicated on the final page of this Agreement and any Shares acquired during the period from the date of this Agreement through the Expiration Date; (iii) has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy; and (iv) the execution, delivery and performance of this Agreement by such Stockholder and the consummation of the transactions contemplated hereby, will not (a) require the consent, waiver, approval, or authorization of any governmental authority or any other person or entity or (b) violate, conflict with, result in a breach of or the acceleration of any obligation under, or constitute a default (or an event which with notice or the lapse of time or both would become a default) under any provision of any agreement to which the Stockholder is a party.

     6. ADDITIONAL DOCUMENTS. Stockholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the Gamble opinion of Parent, to carry out the intent of this Agreement.

     7. CONSENT AND WAIVER. Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreements to which Stockholder is a party or pursuant to any rights Stockholder may have. Stockholder further agrees to give such additional consents and waivers as may be reasonably required for the consummation of the Merger under the terms of any agreement to which such Stockholder is a party or pursuant to any rights such Stockholder may have.

     8. NO SOLICITATION. Until the Merger is consummated or the Reorganization Agreement is terminated, Stockholder shall not, nor shall Stockholder permit any investment banker, attorney or other advisor or representative of Stockholder to, directly or indirectly, take any action prohibited by Section 5.4 of the Reorganization Agreement

     9. LEGENDING OF SHARES. If so requested by Parent, Stockholder agrees that the Shares shall bear a legend stating that they are subject to this Agreement and to an irrevocable proxy. Subject to the terms of Section 2 hereof, Stockholder agrees that Stockholder shall not Transfer the Shares without first having the aforementioned legend affixed to the certificates representing the Shares.

    10. TERMINATION. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date.

    11.  MISCELLANEOUS.

        (a) SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

        (b) BINDING EFFECT AND ASSIGNMENT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

        (c) AMENDMENTS AND MODIFICATION. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

        (d) SPECIFIC PERFORMANCE; INJUNCTIVE RELIEF. The parties hereto acknowledge that Parent shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

        (e) NOTICES. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

       If to Parent:            Sage, Inc.
                              2460 North First Street, #100
                              San Francisco, CA 95131
                              Attention: CFO
                              Facsimile: (408) 383-5311

       With a copy to:         Morrison Foerster, LLP
                              425 Market Street
                              San Francisco, CA 94105-2482
                              Attention: John W. Campbell, III
                              Facsimile: (415) 268-7522

       If to Stockholder:       To the address for notice set forth on the
                                signature page hereof.

        (f) GOVERNING LAW. This Agreement shall be governed by the laws of the State of Delaware, without reference to rules of conflicts of law.

        (g) ENTIRE AGREEMENT. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

        (h) EFFECT OF HEADINGS. The section headings are for convenience only and shall not affect the construction or interpretation of this Agreement.

        (i) COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

         [THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

    IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first above written.

SAGE, INC.
By:
------------------------------------
        Signature of Authorized Signatory
Name:
---------------------------------
Title:
---------------------------------

STOCKHOLDER

By:
--------------------------------------
    Signature
Name:
------------------------------------
Title:
-------------------------------------
-------------------------------------------
Print Address
-------------------------------------------
Telephone
-------------------------------------------
Facsimile No.
Share beneficially owned:
______ shares of Company Common Stock
______ shares of Company Common Stock upon
      exercise of outstanding options, warrants and other rights to acquire shares of Company Common Stock

                   [SIGNATURE PAGE TO STOCKHOLDER AGREEMENTS]

                                                                  Appendix E-1


                                   SAGE, INC.

                      AMENDED AND RESTATED 1997 STOCK PLAN

         1. PURPOSES OF THE PLAN. The purposes of this Amended and Restated 1997 Stock Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees and Consultants of the Company and its Subsidiaries and to promote the success of the Company's business. Options granted under the Plan may be Incentive Stock Options (as defined under Section 422 of the Code) or Nonstatutory Stock Options, as determined by the Administrator at the time of grant of an Option and subject to the applicable provisions of Section 422 of the Code, as amended, and the regulations promulgated thereunder. Stock purchase rights may also be granted under the Plan.

         2. DEFINITIONS. As used herein, the following definitions shall apply:

                  (a) "ADMINISTRATOR" means the Board or any of its Committees appointed pursuant to Section 4 of the Plan.

                  (b) "BOARD" means the Board of Directors of the Company.

                  (c) "CODE" means the Internal Revenue Code of 1986, as amended.

                  (d) "COMMITTEE" means the Committee appointed by the Board of Directors in accordance with Section 4(a) and (b) of the Plan.

                  (e) "COMMON STOCK" means the Common Stock of the Company.

                  (f) "COMPANY" means Sage, Inc., a California corporation.

                  (g) "CONSULTANT" means any person, including an advisor, who is engaged by the Company or any Parent or Subsidiary to render services and is compensated for such services, and any director of the Company whether compensated for such services or not.

                  (h) "CONTINUOUS STATUS AS AN EMPLOYEE OR CONSULTANT" means the absence of any interruption or termination of service as an Employee or Consultant. Continuous Status as an Employee or Consultant shall not be considered interrupted in the case of: (i) sick leave; (ii) military leave;
(iii) any other leave of absence approved by the Administrator, provided that such leave is for a period of not more than 90 days, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to Company policy adopted from time to time; or (iv) in the case of transfers between locations of the Company or between the Company, its Subsidiaries or their respective successors. For purposes of this Plan, a change in status from an Employee to a Consultant or from a Consultant to an Employee will not constitute an interruption of Continuous Status as an Employee or Consultant.

                  (i) "EMPLOYEE" means any person, including officers and directors, employed by the Company or any Parent or Subsidiary of the Company, with the status of employment determined based upon such minimum number of hours or periods worked as shall be determined by the Administrator in its discretion, subject to any requirements of the Code. The payment by the Company of a director's fee to a director shall not be sufficient to constitute "employment" of such director by the Company.

                  (j) "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

                  (k) "FAIR MARKET VALUE" means, as of any date, the fair market value of Common Stock determined as follows:

                           (i) If the Common Stock is listed on any established
stock exchange or a national market system including without limitation the National Market of the National Association of Securities Dealers, Inc. Automated Quotation ("NASDAQ") System, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported), as quoted on such system or exchange, or the exchange with the greatest volume of trading in Common Stock for the last market trading day prior to the time of determination, as reported IN THE WALL STREET JOURNAL or such other source as the Administrator deems reliable;

                           (ii) If the Common Stock is quoted on the Nasdaq
System (but not on the National Market thereof) or regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Common Stock for the last market trading day prior to the time of determination, as reported in THE WALL STREET JOURNAL or such other source as the Administrator deems reliable; or

                           (iii) In the absence of an established market for the
Common Stock, the Fair Market Value thereof shall be determined in good faith by the Administrator.

                  (l) "INCENTIVE STOCK OPTION" means an Option intended to qualify as an incentive stock Option within the meaning of Section 422 of the Code, as designated in the applicable written Option Agreement.

                  (m) "NONSTATUTORY STOCK OPTION" means an Option not intended to qualify as an Incentive Stock Option, as designated in the applicable written Option Agreement.

                  (n) "OPTION" means a stock Option granted pursuant to the Plan.

                  (o) "OPTION AGREEMENT" means a written agreement between an Optionee and the Company reflecting the terms of an Option granted under the Plan and includes any documents attached to such Option Agreement, including, but not limited to, a notice of stock option grant and a form of exercise notice.

                  (p) "OPTIONED STOCK" means the Common Stock subject to an Option or a Stock Purchase Right.

                  (q) "OPTIONEE" means an Employee or Consultant who receives an Option or a Stock Purchase Right.

                  (r) "PARENT" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code, or any successor provision.

                  (s) "PLAN" means this Amended and Restated 1997 Stock Plan.

                  (t) "REPORTING PERSON" means an officer, director, or greater than 10% shareholder of the Company within the meaning of Rule 16a-2 under the Exchange Act, who is required to file reports pursuant to Rule 16a-3 under the Exchange Act.

                  (u) "RESTRICTED STOCK" means shares of Common Stock acquired pursuant to a grant of a Stock Purchase Right under Section 10 below.

                  (v) "RESTRICTED STOCK PURCHASE AGREEMENT" means a written agreement between a holder of a Stock Purchase Right and the Company reflecting the terms of a Stock Purchase Right granted under the Plan and includes any documents attached to such agreement.

                  (w) "RULE 16B-3" means Rule 16b-3 promulgated under the Exchange Act, as the same may be amended from time to time, or any successor provision.

                  (x) "SHARE" means a share of the Common Stock, as adjusted in accordance with Section 12 of the Plan.

                  (y) "STOCK EXCHANGE" means any stock exchange or consolidated stock price reporting system on which prices for the Common Stock are quoted at any given time.

                  (z) "STOCK PURCHASE RIGHT" means the right to purchase Common Stock pursuant to Section 10 below.

                  (aa) "SUBSIDIARY" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code, or any successor provision.

         3. STOCK SUBJECT TO THE PLAN. Subject to the provisions of Section 12 of the Plan, the maximum aggregate number of Shares that may be optioned and sold under the Plan is 2,237,333 shares of Common Stock. The Shares may be authorized, but unissued, or reacquired Common Stock. If an Option should expire or become unexercisable for any reason without having been exercised in full, the unpurchased Shares that were subject thereto shall, unless the Plan shall have been terminated, become available for future grant under the Plan. In addition, any Shares of Common Stock which are retained by the Company upon exercise of an Option or Stock Purchase Right in order to satisfy the exercise or purchase price for such Option or Stock Purchase Right or any withholding taxes due with respect to such exercise shall be treated as not issued and shall continue to be available under the Plan. Shares repurchased by the Company pursuant to any repurchase right which the Company may have shall not be available for future grant under the Plan.

         4.       ADMINISTRATION OF THE PLAN.

                  (a) INITIAL PLAN PROCEDURE. Prior to the date, if any, upon which the Company becomes subject to the Exchange Act, the Plan shall be administered by the Board or Committee appointed by the Board.

                  (b) PLAN PROCEDURE AFTER THE DATE, IF ANY, UPON WHICH THE COMPANY BECOMES SUBJECT TO THE EXCHANGE ACT.

                           (i) MULTIPLE ADMINISTRATIVE BODIES. If permitted by
Rule 16b-3, grants under the Plan may be made by different bodies with respect to directors, non-director officers and Employees or Consultants who are not Reporting Persons.

                           (ii) ADMINISTRATION WITH RESPECT TO REPORTING
PERSONS. With respect to grants of Options or Stock Purchase Rights to Employees who are Reporting Persons, such grants shall be made by (A) the Board if the Board may make grants to Reporting Persons under the Plan in compliance with Rule 16b-3, or (B) a Committee designated by the Board to make grants to Reporting Persons under the Plan, which Committee shall be constituted in such a manner as to permit grants under the Plan to comply with Rule 16b-3. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. From time to time the Board may increase the size of the Committee and appoint additional members thereof, remove members (with or without cause) and appoint new members in substitution therefor, fill vacancies, however caused, and remove all members of the Committee and thereafter directly make grants to Reporting Persons under the Plan, all to the extent permitted by Rule 16b-3.

                           (iii) ADMINISTRATION WITH RESPECT TO CONSULTANTS AND
OTHER EMPLOYEES. With respect to grants of Options or Stock Purchase Rights to Employees or Consultants who are not Reporting Persons, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the legal requirements relating to the administration of Incentive Stock Option plans, if any, of applicable corporate and securities laws, of the Code and of any applicable Stock Exchange (the "APPLICABLE LAWS"). Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. From time to time the Board may increase the size of the Committee and appoint additional members thereof, remove members (with or without cause) and appoint new members in substitution therefor, fill vacancies, however caused, and remove all members of the Committee and thereafter directly administer the Plan, all to the extent permitted by the Applicable Laws.

                  (c) POWERS OF THE ADMINISTRATOR. Subject to the provisions of the Plan and in the case of a Committee, the specific duties delegated by the Board to such Committee, and subject to the approval of any relevant authorities, including the approval, if required, of any Stock Exchange, the Administrator shall have the authority, in its discretion:

                           (i) to determine the Fair Market Value of the Common
Stock, in accordance with Section 2(k) of the Plan;

                           (ii) to select the Consultants and Employees to whom
Options and Stock Purchase Rights may from time to time be granted hereunder;

                           (iii) to determine whether and to what extent Options
and Stock Purchase Rights or any combination thereof are granted hereunder;

                           (iv) to determine the number of shares of Common
Stock to be covered by each such award granted hereunder;

                           (v) to approve forms of agreement for use under the
Plan;

                           (vi) to determine the terms and conditions, not
inconsistent with the terms of the Plan, of any award granted hereunder;

                           (vii) to determine whether and under what
circumstances an Option may be settled in cash under Section 9(f) instead of Common Stock;

                           (viii) to reduce the exercise price of any Option to
the then current Fair Market Value if the Fair Market Value of the Common Stock covered by such Option shall have declined since the date the Option was granted;

                           (ix) to determine the terms and restrictions
applicable to Stock Purchase Rights and the Restricted Stock purchased by exercising such Stock Purchase Rights; and

                           (x) to construe and interpret the terms of the Plan
and awards granted pursuant to the Plan; and

                           (xi) in order to fulfill the purposes of the Plan and
without amending the Plan, to modify grants of Options or Stock Purchase Rights to participants who are foreign nationals or employed outside of the United States in order to recognize differences in local law, tax policies or customs.

                  (d) EFFECT OF ADMINISTRATOR'S DECISION. All decisions, determinations and interpretations of the Administrator shall be final and binding on all holders of Options or Stock Purchase Rights.

         5.       ELIGIBILITY.

                  (a) RECIPIENTS OF GRANTS. Nonstatutory Stock Options and Stock Purchase Rights may be granted to Employees and Consultants. Incentive Stock Options may be granted only to Employees. An Employee or Consultant who has been granted an Option or Stock Purchase Right may, if he or she is otherwise eligible, be granted additional Options or Stock Purchase Rights.

                  (b) TYPE OF OPTION. Each Option shall be designated in the Option Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designations, to the extent that the aggregate Fair Market Value of Shares with respect to which Options designated as Incentive Stock Options are exercisable for the first time by any Optionee during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000, such excess Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 5(b), Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares subject to an Incentive Stock Option shall be determined as of the date of the grant of such Option.

                  (c) The Plan shall not confer upon the holder of any Option or Stock Purchase Right any right with respect to continuation of employment or consulting relationship with the Company, nor shall it interfere in any way with such holder's right or the Company's right to terminate his or her employment or consulting relationship at any time, with or without cause.

         6. TERM OF PLAN. The Plan shall become effective upon the earlier to occur of its adoption by the Board of Directors or its approval by the shareholders of the Company as described in Section 19 of the Plan. It shall continue in effect for a term of ten years unless sooner terminated under
Section 15 of the Plan.

         7. TERM OF OPTION. The term of each Option shall be the term stated in the Option Agreement; provided, however, that the term shall be no more than ten years from the date of grant thereof or such shorter term as may be provided in the Option Agreement and provided further that, in the case of an Incentive Stock Option granted to an Optionee who, at the time the Option is granted, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Option shall be five years from the date of grant thereof or such shorter term as may be provided in the Option Agreement.

         8. OPTION EXERCISE PRICE AND CONSIDERATION.

                  (a) The per share exercise price for the Shares to be issued pursuant to exercise of an Option shall be such price as is determined by the Board and set forth in the applicable agreement, but shall be subject to the following:

                           (i) In the case of an Incentive Stock Option that is:

                                    (A) granted to an Employee who, at the time
of the grant of such Incentive Stock Option, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant.

                                    (B) granted to any other Employee, the per
Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

                           (ii) In the case of a Nonstatutory Stock Option that
is:

                                    (A) granted to a person who, at the time of
the grant of such Option, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of the grant.

                                    (B) granted to any person, the per Share
exercise price shall be no less than 85% of the Fair Market Value per Share on the date of grant.

                  (b) The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined at the time of grant) and may consist entirely of (1) cash, (2) check, (3) promissory note, (4) other Shares that (x) in the case of Shares acquired upon exercise of an Option, have been owned by the Optionee for more than six months on the date of surrender or such other period as may be required to avoid a charge to the Company's earnings, and (y) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option shall be exercised, (5) authorization for the Company to retain from the total number of Shares as to which the Option is exercised that number of Shares having a Fair Market Value on the date of exercise equal to the exercise price for the total number of Shares as to which the Option is exercised, (6) delivery of a properly executed exercise notice together with such other documentation as the Administrator and the broker, if applicable, shall require to effect an exercise of the Option and delivery to the Company of the sale or loan proceeds required to pay the exercise price and any applicable income or employment taxes, (7) delivery of an irrevocable subscription agreement for the Shares that irrevocably obligates the option holder to take and pay for the Shares not more than twelve months after the date of delivery of the subscription agreement, (8) any combination of the foregoing methods of payment, or (9) such other consideration and method of payment for the issuance of Shares to the extent permitted under the Applicable Laws. In making its determination as to the type of consideration to accept, the Administrator shall consider if acceptance of such consideration may be reasonably expected to benefit the Company.

         9.       EXERCISE OF OPTION.

                  (a) PROCEDURE FOR EXERCISE; RIGHTS AS A SHAREHOLDER. Any Option granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator and reflected in the Option Agreement, which may include vesting requirements and/or performance criteria with respect to the Company and/or the Optionee; provided, however, that such Option shall become exercisable at the rate of at least 20% per year over five years from the date the Option is granted. In the event that any of the Shares issued upon exercise of an Option should be subject to a right of repurchase in the Company's favor, such repurchase right shall lapse at the rate of at least 20% per year over five years from the date the Option is granted. Notwithstanding the above, in the case of an Option granted to an officer, director or Consultant of the Company or any Parent or Subsidiary of the Company, the Option may become fully exercisable, and a repurchase right, if any, in favor of the Company shall lapse, at any time or during any period established by the Administrator.

         An Option may not be exercised for a fraction of a Share and no partial exercise of the Option may be for less than 100 Shares.

         An Option shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Option by the person entitled to exercise the Option and the Company has received full payment for the Shares with respect to which the Option is exercised. Full payment may, as authorized by the Board, consist of any consideration and method of payment allowable under Section 8(b) of the Plan. Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the stock certificate evidencing such Shares, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Optioned Stock, not withstanding the exercise of the Option. The Company shall issue (or cause to be issued) such stock certificate promptly upon exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in
Section 12 of the Plan.

         Exercise of an Option in any manner shall result in a decrease in the number of Shares that thereafter may be available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

                  (b) TERMINATION OF EMPLOYMENT OR CONSULTING RELATIONSHIP. Subject to Section 9(c) below, in the event of termination of an Optionee's Continuous Status as an Employee or Consultant with the Company, such Optionee may, but only within three months (or such other period of time not less than 30 days as is determined by the Administrator, with such determination in the case of an Incentive Stock Option being made at the time of grant of the Option and not exceeding three months) after the date of such termination (but in no event later than the expiration date of the term of such Option as set forth in the Option Agreement), exercise his or her Option to the extent that the Optionee was entitled to exercise it at the date of such termination. To the extent that the Optionee was not entitled to exercise the Option at the date of such termination, or if the Optionee does not exercise such Option to the extent so entitled within the time specified herein, the Option shall terminate. No termination shall be deemed to occur and this Section 9(b) shall not apply if
(i) the Optionee is a Consultant who becomes an Employee, or (ii) the Optionee is an Employee who becomes a Consultant.

                  (c)      DISABILITY OF OPTIONEE.

                           (i) Notwithstanding Section 9(b) above, in the event
of termination of an Optionee's Continuous Status as an Employee or Consultant as a result of his or her total and permanent disability (within the meaning of Section 22(e)(3) of the Code), such Optionee may, but only within twelve months from the date of such termination (but in no event later than the expiration date of the term of such Option as set forth in the Option Agreement), exercise the Option to the extent otherwise entitled to exercise it at the date of such termination. To the extent that the Optionee was not entitled to exercise the Option at the date of termination, or if the Optionee does not exercise such Option to the extent so entitled within the time specified herein, the Option shall terminate.

                           (ii) In the event of termination of an Optionee's
Continuous Status as an Employee or Consultant as a result of a disability which does not fall within the meaning of total and permanent disability (as set forth in Section 22(e)(3) of the Code), such Optionee may, but only within six months from the date of such termination (but in no event later than the expiration date of the term of such Option as set forth in the Option Agreement), exercise the Option to the extent otherwise entitled to exercise it at the date of such termination. However, to the extent that such Optionee fails to exercise an Option which is an Incentive Stock Option ("ISO") (within the meaning of Section 422 of the Code) within three months of the date of such termination, the Option will not qualify for ISO treatment under the Code. To the extent that the Optionee was not entitled to exercise the Option at the date of termination, or if the Optionee does not exercise such Option to the extent so entitled within six months from the date of termination, the Option shall terminate.

                  (d) DEATH OF OPTIONEE. In the event of the death of an Optionee during the period of Continuous Status as an Employee or Consultant since the date of grant of the Option, or within 30 days following termination of the Optionee's Continuous Status as an Employee or Consultant, the Option may be exercised, at any time within six months following the date of death (but in no event later than the expiration date of the term of such Option as set forth in the Option Agreement), by such Optionee's estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only to the extent of the right to exercise that had accrued at the date of death or, if earlier, the date of termination of the Optionee's Continuous Status as an Employee or Consultant. To the extent that the Optionee was not entitled to exercise the Option at the date of death or termination, as the case may be, or if the Optionee does not exercise such Option to the extent so entitled within the time specified herein, the Option shall terminate.

                  (e) RULE 16b-3. Options granted to Reporting Persons shall comply with Rule 16b-3 and shall contain such additional conditions or restrictions as may be required thereunder to qualify for the maximum exemption for Plan transactions.

         10.      STOCK PURCHASE RIGHTS.

                  (a) RIGHTS TO PURCHASE. Stock Purchase Rights may be issued either alone, in addition to, or in tandem with other awards granted under the Plan and/or cash awards made outside of the Plan. After the Administrator determines that it will offer Stock Purchase Rights under the Plan, it shall advise the offeree in writing of the terms, conditions and restrictions related to the offer, including the number of Shares that such person shall be entitled to purchase, the price to be paid (which price shall not be less than 85% of the Fair Market Value of the Shares as of the date of the offer, or, in the case of a person owning stock representing more than (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the price shall not be less than (100%) of the Fair Market Value of the Shares as of the date of the offer), and the time within which such person must accept such offer, which shall in no event exceed 30 days from the date upon which the Administrator made the determination to grant the Stock Purchase Right. The offer shall be accepted by execution of a Restricted Stock Purchase Agreement in the form determined by the Administrator.

                  (b) REPURCHASE OPTION. Unless the Administrator determines otherwise, the Restricted Stock Purchase Agreement shall grant the Company a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment with the Company for any reason (including death or disability). The purchase price for Shares repurchased pursuant to the Restricted Stock Purchase Agreement shall be the original purchase price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company. The repurchase option shall lapse at such rate as the Administrator may determine; provided, however, that with respect to an Optionee who is not an officer, director or Consultant of the Company or of any Parent or Subsidiary of the Company, it shall lapse at a minimum rate of 20% per year.

                  (c) OTHER PROVISIONS. The Restricted Stock Purchase Agreement shall contain such other terms, provisions and conditions not inconsistent with the Plan as may be determined by the Administrator in its sole discretion. In addition, the provisions of Restricted Stock Purchase Agreements need not be the same with respect to each purchaser.

                  (d) RIGHTS AS A SHAREHOLDER. Once the Stock Purchase Right is exercised, the purchaser shall have the rights equivalent to those of a shareholder, and shall be a shareholder when his or her purchase is entered upon the records of the duly authorized transfer agent of the Company. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Stock Purchase Right is exercised, except as provided in Section 12 of the Plan.

         11. STOCK WITHHOLDING TO SATISFY WITHHOLDING TAX OBLIGATIONS. At the discretion of the Administrator, Optionees may satisfy withholding obligations as provided in this paragraph. When an Optionee incurs tax liability in connection with an Option or Stock Purchase Right, which tax liability is subject to tax withholding under applicable tax laws, and the Optionee is obligated to pay the Company an amount required to be withheld under applicable tax laws, the Optionee may satisfy the withholding tax obligation by one or some combination of the following methods: (a) by cash or check payment, or (b) out of the Optionee's current compensation, (c) if permitted by the Administrator, in its discretion, by surrendering to the Company Shares that (i) in the case of Shares previously acquired from the Company, have been owned by the Optionee for more than six months on the date of surrender, and (ii) have a fair market value on the date of surrender equal to or less than the Optionee's marginal tax rate times the ordinary income recognized, or (d) by electing to have the Company withhold from the Shares to be issued upon exercise of the Option, or the Shares to be issued in connection with the Stock Purchase Right, if any, that number of Shares having a fair market value equal to the amount required to be withheld. For this purpose, the fair market value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined (the "TAX DATE").

         Any surrender by a Reporting Person of previously owned Shares to satisfy tax withholding obligations arising upon exercise of this Option must comply with the applicable provisions of Rule 16b-3.

         All elections by an Optionee to have Shares withheld to satisfy tax withholding obligations shall be made in writing in a form acceptable to the Administrator and shall be subject to the following restrictions:

                  (a) the election must be made on or prior to the applicable Tax Date;

                  (b) once made, the election shall be irrevocable as to the particular Shares of the Option or Stock Purchase Right as to which the election is made; and

                  (c) all elections shall be subject to the consent or disapproval of the Administrator.

         In the event the election to have Shares withheld is made by an Optionee and the Tax Date is deferred under Section 83 of the Code because no election is filed under Section 83(b) of the Code, the Optionee shall receive the full number of Shares with respect to which the Option or Stock Purchase Right is exercised but such Optionee shall be unconditionally obligated to tender back to the Company the proper number of Shares on the Tax Date.

         12. ADJUSTMENTS UPON CHANGES IN CAPITALIZATION, MERGER OR CERTAIN OTHER TRANSACTIONS.

                  (a) CHANGES IN CAPITALIZATION. Subject to any required action by the shareholders of the Company, the number of shares of Common Stock covered by each outstanding Option or Stock Purchase Right, and the number of shares of Common Stock that have been authorized for issuance under the Plan but as to which no Options or Stock Purchase Rights have yet been granted or that have been returned to the Plan upon cancellation or expiration of an Option or Stock Purchase Right, as well as the price per share of Common Stock covered by each such outstanding Option or Stock Purchase Right, shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination, recapitalization or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an Option or Stock Purchase Right.

                  (b) DISSOLUTION OR LIQUIDATION. In the event of the proposed dissolution or liquidation of the Company, the Board shall notify the Optionee at least 15 days prior to such proposed action. To the extent it has not been previously exercised, the Option or Stock Purchase Right will terminate immediately prior to the consummation of such proposed action.

                  (c) MERGER OR SALE OF ASSETS. In the event of a proposed sale of all or substantially all of the Company's assets or a merger of the Company with or into another corporation where the successor corporation issues its securities to the Company's stockholders, each outstanding Option or Stock Purchase Right shall be assumed or an equivalent option or right shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation, unless the successor corporation does not agree to assume the Option or Stock Purchase Right or to substitute an equivalent option or right, in which case such Option or Stock Purchase Right shall terminate upon the consummation of the merger or sale of assets. For purposes of this Section 12(c), an Option or a Stock Purchase Right shall be considered assumed, without limitation, if, at the time of issuance of the stock or other consideration upon such merger or sale of assets, each holder of an Option or a Stock Purchase Right would be entitled to receive upon exercise of the Option or Stock Purchase Right the same number and kind of shares of stock or the same amount of property, cash or securities as such holder would have been entitled to receive upon the occurrence of such transaction if the holder had been, immediately prior to such transaction, the holder of the number of Shares of Common Stock covered by the Option or the Stock Purchase Right at such time (after giving effect to any adjustments in the number of Shares covered by the Option or Stock Purchase Right as provided for in this Section 12).

                  (d) CERTAIN DISTRIBUTIONS. In the event of any distribution to the Company's shareholders of securities of any other entity or other assets (other than dividends payable in cash or stock of the Company) without receipt of consideration by the Company, the Administrator may, in its discretion, appropriately adjust the price per share of Common Stock covered by each outstanding Option or Stock Purchase Right to reflect the effect of such distribution.

         13. NON-TRANSFERABILITY OF OPTIONS AND STOCK PURCHASE RIGHTS. Options and Stock Purchase Rights may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised or purchased during the lifetime of the Optionee or Stock Purchase Rights Holder only by the Optionee or Stock Purchase Rights Holder.

         14. TIME OF GRANTING OPTIONS AND STOCK PURCHASE RIGHTS. The date of grant of an Option or Stock Purchase Right shall, for all purposes, be the date on which the Administrator makes the determination granting such Option or Stock Purchase Right, or such other date as is determined by the Board; provided, however, that in the case of any Incentive Stock Option, the grant date shall be the later of the date on which the Administrator makes the determination granting such Incentive Stock Option or the date of commencement of the Optionee's employment relationship with the Company. Notice of the determination shall be given to each Employee or Consultant to whom an Option or Stock Purchase Right is so granted within a reasonable time after the date of such grant.

         15.      AMENDMENT AND TERMINATION OF THE PLAN.

                  (a) AUTHORITY TO AMEND OR TERMINATE. The Board may at any time amend, alter, suspend or discontinue the Plan, but no amendment, alteration, suspension or discontinua-tion shall be made that would impair the rights of any Optionee under any grant theretofore made, without his or her consent. In addition, to the extent necessary and desirable to comply with Rule 16b-3 or with Section 422 of the Code (or any other applicable law or regulation, including the requirements of any Stock Exchange), the Company shall obtain shareholder approval of any Plan amendment in such a manner and to such a degree as required.

                  (b) EFFECT OF AMENDMENT OR TERMINATION. No amendment or termination of the Plan shall adversely affect Options already granted, unless mutually agreed otherwise between the Optionee and the Board, which agreement must be in writing and signed by the Optionee and the Company.

         16. CONDITIONS UPON ISSUANCE OF SHARES. Shares shall not be issued pursuant to the exercise of an Option or Stock Purchase Right unless the exercise of such Option or Stock Purchase Right and the issuance and delivery of such Shares pursuant thereto shall comply with all relevant provisions of law, including, without limitation, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, and the requirements of any Stock Exchange.

         As a condition to the exercise of an Option, the Company may require the person exercising such Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by law.

         17. RESERVATION OF SHARES. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

         18. AGREEMENTS. Options and Stock Purchase Rights shall be evidenced by written Option Agreements and Restricted Stock Purchase Agreements, respectively, in such form(s) as the Administrator shall approve from time to time.

         19. SHAREHOLDER APPROVAL. Continuance of the Plan shall be subject to approval by the shareholders of the Company within twelve months before or after the date the Plan is adopted. Such shareholder approval shall be obtained in the degree and manner required under applicable state and federal law and the rules of any Stock Exchange upon which the Common Stock is listed. All Options and Stock Purchase Rights issued under the Plan shall become void in the event such approval is not obtained.

         20. INFORMATION AND DOCUMENTS TO OPTIONEES AND PURCHASERS. The Company shall provide financial statements at least annually to each Optionee and to each individual who acquired Shares Pursuant to the Plan, during the period such Optionee or purchaser has one or more Options or Stock Purchase Rights outstanding, and in the case of an individual who acquired Shares pursuant to the Plan, during the period such individual owns such Shares. The Company shall not be required to provide such information if the issuance of Options or Stock Purchase Rights under the Plan is limited to key employees whose duties in connection with the Company assure their access to equivalent information. In addition, at the time of issuance of any securities under the Plan, the Company shall provide to the Optionee or the Purchaser a copy of the Plan and any agreement(s) pursuant to which securities granted under the Plan are issued.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, California on
April   , 2000.

                                                       SAGE, INC.

                                                       By:          /s/ CHANDRASHEKAR M. REDDY
                                                            -----------------------------------------
                                                                      Chandrashekar M. Reddy
                                                              CHIEF EXECUTIVE OFFICER AND PRESIDENT

    KNOW ALL PERSONS BY THESE PRESENTS, that each such person whose signature appears below constitutes and appoints, jointly and severally, Chandrashekar M. Reddy and Simon P. Westbrook, his or her attorney-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Registration Statement on Form S-4 (including post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on and on the dates indicated.

                   SIGNATURE                                     TITLE                       DATE
                   ---------                                     -----                       ----
           /s/ CHANDRASHEKAR M. REDDY
     --------------------------------------       Chief Executive Officer and
             Chandrashekar M. Reddy                 President

             /s/ SIMON P. WESTBROOK
     --------------------------------------       Chief Financial Officer, Secretary
               Simon P. Westbrook                   and Treasurer

              /s/ MICHAEL GUMPORT
     --------------------------------------       Director
                Michael Gumport

              /s/ N. DAMODAR REDDY
     --------------------------------------       Director
                N. Damodar Reddy

                /s/ KENNETH TAI
     --------------------------------------       Director
                  Kenneth Tai

                                 EXHIBIT INDEX

     EXHIBIT NO.        EXIBIT                                                        PAGE NO.
---------------------   ------                                                        --------
         2.1            Agreement and Plan of Merger and Reorganization dated as of
                        February 18, 2000 by and between Sage, Inc., Faroudja, Inc.
                        and Finland Merger Sub, Inc. (included as Appendix A to the joint proxy statement/prospectus filed as part of this
                        registration statement).

         3.1            Certificate of Incorporation of Sage, Inc.*

         3.2            Bylaws of Sage, Inc.*

         4.1            Specimen Stock Certificate Representing Common Stock*

         4.2            Form of Faroudja Stockholder Agreement (included as Appendix
                        D to the joint proxy statement/prospectus filed as part of this registration statement).

         5.1            Opinion of Morrison & Foerster LLP, counsel to Sage, Inc.***

         5.2 Opinion of Buchalter, Nemer, Fields & Younger, a professional corporation, counsel to Faroudja, Inc.***

        10.1 Form of Indemnification Agreement between Sage, Inc. and each of its Officers and Directors*

        10.2            Sage's Amended and Restated 1997 Stock Option Plan***

        10.3            Sage and Faroudja Laboratories, Inc. Joint Development and
                        License Agreement dated July 27, 1997*

        10.4            Master Distributor Agreement between Sage and Aunet, Inc.*

        10.5            Authorized Reseller Agreement between Sage and Reptron
                        Electronics, Inc.*

        10.6            Authorized Reseller Agreement between Sage and Jaco
                        Electronics, Inc.*

        10.7            Hardware Distribution Agreement between Sage and Bell
                        Microproducts, Inc.*

        10.8            Form of Representative Agreement for Sage*

        10.9            Credit Agreement between Sage and General Bank*

        10.10           Letter Agreement, dated December 31, 1996, between Faroudja and Merv L. Adelson for certain consulting services.**

        10.11 Amendment to Letter Agreement, dated December 17, 1997, between Faroudja and Merv L. Adelson.**

        10.12           Letter Agreement, dated November 13, 1995, by and among
                        certain stockholders of Faroudja listed therein and Spencer
                        Trask Holdings, Inc.**

        10.13           Amendment to Letter Agreement, dated February 9, 1996, among certain stockholders of Faroudja listed therein and Spencer
                        Trask Holdings, Inc.**

        10.14           Lease Agreement, dated August 27, 1997, by and among
                        Faroudja and the Landlords listed therein.**

        10.15           Faroudja's 1995 Stock Option Plan, dated August 1, 1995 and amended on August 19, 1996, February 11, 1997, April 30,
                        1997 and June 13, 1997.**

        10.16 Faroudja's 1997 Non-Employee Directors Stock Option Plan, dated January 2, 1997.**

        10.17           Faroudja's 1997 Performance Stock Option Plan, dated
                        January 2, 1997 and amended on June 13, 1997.**

     EXHIBIT NO.        EXIBIT                                                        PAGE NO.
---------------------   ------                                                        --------
        10.18           Faroudja's Amended 1997 Employee Stock Purchase Plan, dated
                        January 2, 1997 and amended on August 12, 1997 and
                        September 30, 1997.**

        10.19           Employment Agreement, dated as of July 8, 1996, between
                        Faroudja and Michael J. Moone.**

        10.20           Employment Agreement, dated March 8, 1996, between Faroudja and Yves C. Faroudja.**

        10.21           Registration and Shareholders' Rights Agreement, dated
                        March 7, 1997, among Faroudja and Yves & Isabell Faroudja and certain Stockholders of Faroudja.**

        10.22           Three Registration Rights Agreements, dated December 31,
                        1996 among Faroudja and each of Adelson Investors, LLC,
                        Images Partners, LP and Roger K. Baumberger as Liquidating
                        Trustee for Faroudja Images, Inc.**

        10.23           Registration Rights Agreement, dated March 7, 1997 among
                        Faroudja and Faroudja Images Investors, LLC.**

        10.24           Agreement, dated January 20, 1997 among Yves Faroudja and
                        Faroudja for the transfer of intellectual property to Faroudja.**

        10.25 License Agreement, dated March 31, 1997, between Faroudja and S3 Incorporated.**

        10.26           Stock Purchase Agreement, dated June 30, 1997, between
                        Faroudja and S3 Incorporated.**

        10.27           Investor's Rights Agreement, dated June 30, 1997, between
                        Faroudja and S3 Incorporated.**

        10.28           Business Loan Agreement, dated April 5, 1997, between
                        Faroudja and Silicon Valley Bank.**

        10.29 Commercial Guaranty, dated April 5, 1997, by Faroudja for the benefit of Silicon Valley Bank.**

        10.30           Commercial Security Agreement, dated April 5, 1997, by
                        Faroudja for the benefit of Silicon Valley Bank.**

        10.31 Promissory Note, dated April 5, 1997, by Faroudja for the benefit of Silicon Valley Bank.**

        10.32 Promissory Note, dated June 6, 1997, by Faroudja for the benefit of Silicon Valley Bank.**

        10.33 Loan Modification Agreement, dated June 6, 1997, by and between Faroudja and Silicon Valley Bank.**

        10.34           Three Amended and Restated Options to Purchase Shares of
                        Common Stock of Faroudja, dated March 7, 1997 among
                        Faroudja, Yves Faroudja and Isabell Faroudja, Faroudja
                        Images, Inc. and each of Adelson Investors, LLC, Faroudja
                        Images Investors, LLC and Images Partners, LP.**

        10.35           Amended and Restated Option to Purchase Shares of Common
                        Stock of Faroudja, dated December 31, 1996 among Faroudja,
                        Yves Faroudja and Isabell Faroudja, Faroudja Images, Inc.
                        and Roger K. Baumberger as Liquidating Trustee of Faroudja
                        Images, Inc.**

        10.36           Consulting Services Agreement, dated July 22, 1997, between
                        Faroudja and Matthew D. Miller.**

        10.37           Purchase Agreement dated December 18, 1997, between Faroudja and Audio Video Source, Inc.**

     EXHIBIT NO.        EXIBIT                                                        PAGE NO.
---------------------   ------                                                        --------
        10.38           Agreement, dated March 8, 1998, between Faroudja and Yves
                        Faroudja for advisory services.**

        10.39           Loan Modification Agreement, dated April 1, 1998 between
                        Faroudja and Silicon Valley Bank.**

        10.40 Amendment to Faroudja's 1997 Performance Stock Option Plan dated June 10, 1998.**

        10.41           Letter Agreement, dated June 30, 1998, between Faroudja and
                        Michael C. Hoberg.**

        10.42           Letter Agreement, dated November 30, 1998, between Faroudja and Michael J. Moone.**

        10.43           Letter Agreement, dated January 28, 1999, among Faroudja and
                        Yves Faroudja and Isabell Faroudja amending the Registration and Shareholders' Rights Agreement, dated March 7, 1997,
                        among Faroudja and Yves & Isabell Faroudja.**

        10.44 Letter Agreement, dated January 13, 1999, between Faroudja and Nikhil Balram.**

        10.45           Joint Development and License Agreement, dated July 27,
                        1999, between Sage and Faroudja.**

        10.46           Investor's Rights Agreement dated July 27, 1999, between
                        Sage and Faroudja.**

        21.1            List of Subsidiaries of Sage, Inc.*

        23.1 Consent of Morrison & Foerster, LLP (included in their opinion filed as Exhibit 5.1)***

        23.2 Consent of Buchalter, Nemer, Fields & Younger (included in their opinion filed as Exhibit 5.2)***

        23.3            Consent of Pricewaterhouse Coopers, LLP, Independent
                        Auditors

        23.4            Consent of Ernst & Young, LLP, Independent Auditors

        99.1            Form of Sage Proxy

        99.2            Form of Faroudja Proxy

        99.3            Consent of FleetBoston Robertson Stephens, Inc.

        99.4            Consent of Prudential Volpe Technology Group

  * Incorporated by reference from Sage's S-1

 ** Incorporated by reference from Faroudja's 10-K

*** To be filed by Amendment